As filed with the Securities and Exchange Commission on February 13, 2002

                                             Registration No. 333-73082
                                                              ----------
________________________________________________________________________________


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------

                                    FORM S-6

                       REGISTRATION STATEMENT UNDER THE
                            SECURITIES ACT OF 1933                    [ ]
                          PRE-EFFECTIVE AMENDMENT NO. 1               [X]
                          POST-EFFECTIVE AMENDMENT NO.                [ ]
                             ----------------------

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV
                             (Exact name of trust)

                      JOHN HANCOCK LIFE INSURANCE COMPANY
                              (Name of depositor)

                               JOHN HANCOCK PLACE
                INSURANCE & SEPARATE ACCOUNTS DEPT.-LAW SECTOR
                          BOSTON, MASSACHUSETTS 02117
         (Complete address of depositor's principal executive offices)
                              --------------------

                            RONALD J. BOCAGE, ESQ.
                INSURANCE & SEPARATE ACCOUNTS DEPT.-LAW SECTOR
                      JOHN HANCOCK LIFE INSURANCE COMPANY
                       JOHN HANCOCK PLACE, BOSTON, 02117
                (Name and complete address of agent for service)
                              --------------------

                                    Copy to:
                           THOMAS C. LAUERMAN, ESQ.
                                Foley & Lardner
                              3000 K Street, N.W.
                            Washington, D.C.  20007
                             --------------------

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

Title and amount of securities being registered: interests under flexible premium variable life contracts.

The Registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        PROSPECTUS DATED FEBRUARY __, 2002

                         VARIABLE ESTATE PROTECTION PLUS

          a flexible premium variable life survivorship insurance policy issued by
               JOHN HANCOCK LIFE INSURANCE COMPANY ("JOHN HANCOCK")

     The policy provides an investment option with fixed rates of return declared by John Hancock and the following variable investment options:

VARIABLE INVESTMENT OPTION                                             MANAGED BY
--------------------------                                             ----------
-----------------------------------------------------------------------------------------------------------------------------
  Equity Index .....................................................   SSgA Funds Management, Inc.
  Growth & Income ..................................................   Independence Investment LLC and Putnam Investment
                                                                        Management, LLC
  Large Cap Value ..................................................   T. Rowe Price Associates, Inc.
  Large Cap Value CORE(SM) .........................................   Goldman Sachs Asset Management
  Large Cap Growth .................................................   Independence Investment LLC
  Large Cap Aggressive Growth ......................................   Alliance Capital Management L.P.
  Large/Mid Cap Value ..............................................   Wellington Management Company, LLP
  Fundamental Growth ...............................................   Putnam Investment Management, LLC
  Mid Cap Growth ...................................................   Janus Capital Corporation
  Small/Mid Cap CORE(SM) ...........................................   Goldman Sachs Asset Management
  Small/Mid Cap Growth .............................................   Wellington Management Company, LLP
  Small Cap Equity .................................................   Capital Guardian Trust Company
  Small Cap Value ..................................................   T. Rowe Price Associates, Inc.
  Small Cap Growth .................................................   John Hancock Advisers, Inc.
  V.A. Relative Value ..............................................   John Hancock Advisers, Inc.
  AIM V.I. Value ...................................................   A I M Advisors, Inc.
  AIM V.I. Growth ..................................................   A I M Advisors, Inc.
  Fidelity VIP Growth ..............................................   Fidelity Management and Research Company
  Fidelity VIP Contrafund(R) .......................................   Fidelity Management and Research Company
  MFS Investors Growth Stock .......................................   MFS Investment Management(R)
  MFS Research .....................................................   MFS Investment Management(R)
  MFS New Discovery ................................................   MFS Investment Management(R)
  International Equity Index .......................................   Independence Investment LLC
  International Opportunities ......................................   T. Rowe Price International, Inc.
  International Equity .............................................   Goldman Sachs Asset Management
  Emerging Markets Equity ..........................................   Morgan Stanley Investment Management Inc.
  Janus Aspen Worldwide Growth .....................................   Janus Capital Corporation
  Real Estate Equity ...............................................   Independence Investment LLC and Morgan Stanley
                                                                        Investment Management Inc.
  Health Sciences ..................................................   Putnam Investment Management, LLC
  V.A. Financial Industries ........................................   John Hancock Advisers, Inc.
  Janus Aspen Global Technology ....................................   Janus Capital Corporation
  Managed ..........................................................   Independence Investment LLC and Capital Guardian Trust
                                                                        Company
  Global Balanced ..................................................   Capital Guardian Trust Company
  Short-Term Bond ..................................................   Independence Investment LLC
  Bond Index .......................................................   Mellon Bond Associates, LLP
  Active Bond ......................................................   John Hancock Advisers, Inc.
  V.A. Strategic Income ............................................   John Hancock Advisers, Inc.
  High Yield Bond ..................................................   Wellington Management Company, LLP
  Global Bond ......................................................   Capital Guardian Trust Company
  Money Market .....................................................   Wellington Management Company, LLP
-----------------------------------------------------------------------------------------------------------------------------

  The variable investment options shown on page 1 are those available as of the date of this prospectus. We may add, modify or delete variable investment options in the future.

  When you select one or more of these variable investment options, we invest your money in the corresponding investment option(s) of one or more of the following: the John Hancock Variable Series Trust I, the John Hancock Declaration Trust, the AIM Variable Insurance Funds, Fidelity's Variable Insurance Products Fund (Service Class) and Variable Insurance Products Fund II (Service Class), the MFS Variable Insurance Trust (Initial Class Shares), and the Janus Aspen Series (Service Shares Class) (together, "the Series Funds"). In this prospectus, the investment options of the Series Funds are referred to as
"funds".   In the prospectuses for the Series Funds, the investment options may be referred to as "funds", "portfolios" or "series".

  Each Series Fund is a so-called "series" type mutual fund registered with the Securities and Exchange Commission ("SEC"). The investment results of each variable investment option you select will depend on those of the corresponding fund of one of the Series Funds. Each of the funds is separately managed and has its own investment objective and strategies. Attached at the end of this prospectus are prospectuses for the Series Funds. The Series Fund prospectuses contain detailed information about each available fund. Be sure to read those prospectuses before selecting any of the variable investment options shown on page 1.

                             * * * * * * * * * * * *

  Please note that the SEC has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             * * * * * * * * * * * *

                        JOHN HANCOCK LIFE SERVICING OFFICE
                        ----------------------------------

             Express Delivery                        U.S. Mail
             ----------------                        ---------
           529 Main Street (X-4)                    P.O. Box 111
           Charlestown, MA 02129                  Boston, MA 02117


                             Phone: 1-800-732-5543

                              Fax: 1-617-886-3048

                             GUIDE TO THIS PROSPECTUS

  This prospectus contains information that you should know before you buy a policy or exercise any of your rights under the policy. However, please keep in mind that this is a prospectus - - it is not the policy. The prospectus
                                         ---
simplifies many policy provisions to better communicate the policy's essential features. Your rights and obligations under the policy will be determined by the language of the policy itself. When you receive your policy, read it carefully.

  This prospectus is arranged in the following way:

     . The section which follows is called "Basic Information". It is in a question and answer format. We suggest you read the Basic Information section before reading any other section of the prospectus.

     . Behind the Basic Information section are illustrations of hypothetical policy benefits that help clarify how the policy works. These start on page 23.

     . Behind the illustrations is a section called "Additional Information"
       that gives more details about the policy. It generally does not
                                                                   ---
       repeat information that is in the Basic Information section. A table of contents for the Additional Information section appears on page 32.

     . Behind the Additional Information section are the financial statements for John Hancock and Separate Account UV. These start on page 47.

     . Finally, there is an Alphabetical Index of Key Words and Phrases at the back of the prospectus on page 188.

 After the Alphabetical Index of Key Words and Phrases, this prospectus ends and the prospectuses for the Series Funds begin.

                                   **********

                                BASIC INFORMATION

  This part of the prospectus provides answers to commonly asked questions about the policy. Here are the page numbers where the questions and answers appear:

Question                                                                                                      Beginning on page
--------                                                                                                      -----------------
 .What is the policy? .......................................................................................          5

 .Who owns the policy? ......................................................................................          5

 .How can I invest money in the policy? .....................................................................          5

 .Is there a minimum amount I must invest? ..................................................................          7

 .How will the value of my investment in the policy change over time? .......................................          8

 .What charges will John Hancock deduct from my investment in the policy? ...................................          9

 .What charges will the Series Funds deduct from my investment in the policy? ...............................         11

 .What other charges could John Hancock impose in the future? ...............................................         13

 .How can I change my policy's investment allocations? ......................................................         14

 .How can I access my investment in the policy? .............................................................         15

 .How much will John Hancock pay when the last insured person dies? .........................................         16

 .What optional rider benefits can I choose? ................................................................         18

 .How can I change my policy's insurance coverage? ..........................................................         18

 .Can I cancel my policy after it's issued? .................................................................         19

 .Can I choose the form in which John Hancock pays out policy proceeds? .....................................         19

 .To what extent can John Hancock vary the terms and conditions of its policies in particular cases? ........         20

 .How will my policy be treated for income tax purposes? ....................................................         21

 .How do I communicate with John Hancock? ...................................................................         21

 WHAT IS THE POLICY?

  This is a so-called "survivorship" policy that provides coverage on two insured persons. The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the last surviving insured person. If the life insurance protection is provided under a master group policy, the term "policy" as used in this prospectus refers to the certificate you will be issued and not to the master group policy. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the variable investment options that you choose. The amount we pay to the policy's beneficiary upon the death of the last surviving insured person (we call this the "death benefit") may be similarly affected.

  While either of the insured persons is alive, you will have a number of options under the policy. Here are some major ones:

     . Determine when and how much you invest in the various investment options

     . Borrow or withdraw amounts you have in the investment options

     . Change the beneficiary who will receive the death benefit

     . Change the amount of insurance

     . Turn in (i.e., "surrender") the policy for the full amount of its surrender value

     . Choose the form in which we will pay out the death benefit or other proceeds

 Most of these options are subject to limits that are explained later in this prospectus.

 WHO OWNS THE POLICY?

  That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the investment options or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we've used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

 HOW CAN I INVEST MONEY IN THE POLICY?

Premium Payments

  We call the investments you make in the policy "premiums" or "premium payments". The amount we require as your first premium depends upon the specifics of your policy and the insured person. Except as noted below, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.

Minimum premium payment

  Each premium payment must be at least $100.

Maximum premium payments

  Federal tax law limits the amount of premium payments you can make relative to the amount of your policy's insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds the maximum. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. We'll monitor your premium payments and let you know if you're about to exceed this limit. More discussion of these tax law requirements begins on page
40. Also, we may refuse to accept any amount of an additional premium if:

     . that amount of premium would increase our insurance risk exposure, and

     . the insured persons don't provide us with adequate evidence that they continue to meet our requirements for issuing insurance.

 In no event, however, will we refuse to accept any premium necessary to prevent the policy or the guaranteed minimum death benefit feature from terminating. We reserve the right to limit premium payments above the amount of cumulative Guaranteed Minimum Death Benefit Premiums (whether or not the guaranteed minimum death benefit feature described on page 7 is in effect).

Ways to pay premiums

  If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "John Hancock Life." We will not accept credit card checks. We will not accept starter or third party checks if they fail to satisfy our administrative requirements. Premiums after the first must be sent to the John Hancock Life Servicing Office at the appropriate address shown on page 2 of this prospectus.

  We will also accept premiums:

     . by wire or by exchange from another insurance company,

     . via an electronic funds transfer program (any owner interested in making monthly premium payments must use this method), or

     . if we agree to it, through a salary deduction plan with your employer.

 You can obtain information on these other methods of premium payment by contacting your John Hancock representative or by contacting the John Hancock Life Servicing Office.

 IS THERE A MINIMUM AMOUNT I MUST INVEST?

Planned Premiums

  The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You choose this amount in the policy application. The premium reminder notice we send you is based on this amount. You will also choose how often to pay premiums-- annually, semi-annually, quarterly or monthly. The date on which such a payment is "due" is referred to in the policy as a "modal processing date." However, payment of Planned Premiums is not necessarily required. You need only invest enough to keep the policy in force (see "Lapse and reinstatement" and "Guaranteed minimum death benefit feature" below).

Lapse and reinstatement

  Either your entire policy or the Additional Sum Insured portion of your Total Sum Insured can terminate (i.e., "lapse") for failure to pay charges due under the policy. If the guaranteed minimum death benefit feature is in effect, only the Additional Sum Insured, if any, can lapse. If the guaranteed minimum death benefit feature is not in effect, the entire policy can lapse. In either case, if the policy's surrender value is not sufficient to pay the charges on a monthly deduction date (as defined on page 35), we will notify you of how much you will need to pay to keep any Additional Sum Insured or the policy in force. You will have a 61 day "grace period" to make that payment. If you don't pay at least the required amount by the end of the grace period, the Additional Sum Insured or your policy will lapse. If your policy lapses, all coverage under the policy will cease. Even if the policy or the Additional Sum Insured terminates in this way, you can still reactivate (i.e., "reinstate") it within 2 years from the beginning of the grace period. You will have to provide evidence that the surviving insured persons still meet our requirements for issuing coverage. You will also have to pay a minimum amount of premium and be subject to the other terms and conditions applicable to reinstatements, as specified in the policy. If the guaranteed minimum death benefit is not in effect and the last surviving insured person dies during the grace period, we will deduct any unpaid monthly charges from the death benefit. During such a grace period, you cannot make a partial withdrawal or policy loan.

Guaranteed minimum death benefit feature

  This feature is available only if the insured persons meet certain underwriting requirements and only if you've elected death benefit Option A (see "How much will John Hancock pay when the last insured person dies?" on page 16). The feature guarantees that your Basic Sum Insured will not lapse, regardless of adverse investment performance, if both of the following are true:

     . any Additional Sum Insured under the policy is not scheduled to exceed the Basic Sum Insured at any time (see "How much will John Hancock pay when the last insured person dies?" on page 16), and

     . on each monthly deduction date the amount of cumulative premiums you have paid accumulated at 4% (less all withdrawals from the policy accumulated at 4%) equals or exceeds the sum of all Guaranteed Minimum Death Benefit Premiums due to date accumulated at 4%.

  The Guaranteed Minimum Death Benefit Premium (or "GMDB Premium) is defined in the policy and one-twelfth of it is "due" on each monthly deduction date. On the application for the policy, you may elect for this feature to extend beyond the tenth policy year. If you so elect, we will impose a special charge for this feature after the tenth policy year. You may revoke the election at any time.

  No GMDB Premium will ever be greater than the so-called "guideline premium" for the policy as defined in Section 7702 of the Internal Revenue Code. Also, the GMDB Premiums may change in the event of any change in the Additional Sum Insured of the policy or any change in the death benefit option (see "How much will John Hancock pay when the last insured person dies?" on page 16).

  If the guaranteed minimum death benefit test is not satisfied on any monthly deduction date, we will notify you immediately and tell you how much you will need to pay to keep the feature in effect. You will have 61 days after default to make that payment. If you don't pay at least the required amount by the end of that period, the feature will lapse. The feature may be reinstated in accordance with the terms of the policy within 5 years after the monthly deduction date on which default occurred. If it is reinstated more than 1 year after such monthly deduction date, we will require evidence that the surviving insured persons still meet our requirements for issuing coverage. We may refuse to reinstate the feature more than once during the life of the policy.

  The guaranteed minimum death benefit feature applies only to the Basic Sum Insured. It does not apply to any amount of Additional Sum Insured (see "How much will John Hancock pay when the last insured person dies?" on page 16).

  The guaranteed minimum death benefit feature will cease to apply on the policy anniversary nearest the 100th birthday of the younger insured person (whether or not such insured person is then alive). Also, the feature cannot be reinstated after that policy anniversary.

  If there are monthly charges that remain unpaid because of this feature, we will deduct such charges when there is sufficient surrender value to pay them.

 HOW WILL THE VALUE OF MY INVESTMENT IN THE POLICY CHANGE OVER TIME?

  From each premium payment you make, we deduct the charges described under "Deductions from premium payments" below. We invest the rest in the investment options you've elected. Special investment rules apply to premiums processed prior to the 20th day after your policy becomes effective. (See "Commencement of investment performance" on page 36.)

  Over time, the amount you've invested in any variable investment option will increase or decrease the same as if you had invested the same amount directly in the corresponding fund of a Series Fund and had reinvested all fund dividends and distributions in additional fund shares; except that we will deduct certain additional charges which will reduce your account value. We describe these charges under "What charges will John Hancock deduct from my investment in the policy?" below.

  The amount you've invested in the fixed investment option will earn interest at a rate we declare from time to time. We guarantee that this rate will be at least 4%. If you want to know what the current declared rate is, just call or write to us. The current declared rate will also appear in the annual statement we will send you. Amounts you invest in the fixed investment option will not be
                                                                         ---
subject to the asset-based risk charge described on page 10. Otherwise, the charges applicable to the fixed investment option are the same as those applicable to the variable investment options.

  At any time, the "account value" of your policy is equal to:

     . the amount you invested,

     . plus or minus the investment experience of the investment options you've chosen,

     . minus all charges we deduct, and

     . minus all withdrawals you have made.

 If you take a loan on the policy, however, your account value will be computed somewhat differently. This is discussed on page 37.

WHAT CHARGES WILL JOHN HANCOCK DEDUCT FROM MY INVESTMENT IN THE POLICY?

Deductions from premium payments

 . Premium tax charge - A charge to cover state premium taxes we currently
  ------------------
  expect to pay, on average. This charge is currently 2.35% of each premium.

 . DAC tax charge - A charge to cover the increased Federal income tax
  --------------
  burden that we currently expect will result from receipt of premiums. This charge is currently 1.25% of each premium.

 . Premium processing charge - A charge to help defray our administrative
  -------------------------
  costs. This charge is 1.25% of each premium. For policies with a Total Sum Insured of $5 million or more, this charge will be reduced to as low as .50%

 . Sales charge - A charge to help defray our sales costs. The charge for
  ------------
  premiums paid in the first policy year is 30% of premiums paid up to the Target Premium, and 3.5% of premiums paid in excess of the Target Premium. The charge for premiums paid after the first policy year up to the Target Premium is 15% in policy years 2 through 5, 10% in policy years 6 through 10, up to 4% (currently 3%) in policy years 11 through 20, and up to 3% (currently 0%) thereafter. The charge for premiums paid after the first policy year in excess of the Target Premium is 3.5% in policy years 2 through 10, 3% in policy years 11 through 20, and up to 3% (currently 0%) thereafter. If the younger of the insured persons is age 71 or older when the policy is issued, there will be no sales charges deducted from premiums paid after the eleventh policy year. Because policies of this type were first offered in 1993, the foregoing waiver and the lower current rates after policy year 10 are not yet applicable to any policy. The "Target Premium" is determined at the time the policy is issued and will appear in the "Policy Specifications" section of the policy.

Deductions from account value

 . Issue charge - A monthly charge to help defray our administrative costs.
  ------------
  This charge has two parts: (1) a flat dollar amount of $55.55 deducted only during the first five policy years, and (2) a charge of 2c per $1,000 of Total Sum Insured at issue that is deducted only during the first three policy years. The second part of this monthly charge is guaranteed not to exceed $200.

 . Administrative charge - A monthly charge to help defray our
  ---------------------
  administrative costs. This charge also has two parts: (1) a flat dollar charge of up to $10 (currently $7.50), and (2) a charge of 3c per $1,000 of Total Sum Insured at issue (currently 1c per $1,000 of Total Sum Insured at issue). However, for policies with a Total Sum Insured at issue of $5 million or more, the first part of this charge is currently zero.

 . Insurance charge - A monthly charge for the cost of insurance. To
  ----------------
  determine the charge, we multiply the amount of insurance for which we are at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance rates. The cost of insurance rates that we currently apply are generally less than the maximum rates. We will review the cost of insurance rates at least every 5 years and may change them from time to time. However, those rates will never be more than the maximum rates shown in the policy. The table of rates we use will depend on the insurance risk characteristics and (usually) gender of each of the insured persons, the Total Sum Insured and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as each insured person's attained age increases. (An insured person's "attained age" on any date is his or her age on the birthday nearest that date.) The insurance charge is not affected by the death of the first insured person to die.

 . Extra mortality charge - A monthly charge specified in your policy for
  ----------------------
  additional mortality risk if either of the insured persons is subject to certain types of special insurance risk.

 . Asset-based risk charge - A monthly charge for mortality and expense
  -----------------------
  risks we assume. The charge is a percentage of that portion of your account value allocated to variable investment options. The charge does not apply to the fixed investment option. We guarantee that the percentage will never exceed .0753% per month (.90% on an effective annual basis). The actual percentage applied will vary depending upon the policy year in which the charge is made and the Total Sum Insured at issue. For policy years 1 through 15, the current monthly percentages are as follows: .0669% for a Total Sum Insured at issue of less than $5 million, .0627% for a Total Sum Insured at issue of at least $5 million but less than $15 million, and .0585% for a Total Sum Insured at issue of $15 million or more. (These monthly percentages equate to the following effective annual percentages: .80%, .75% and .70%, respectively.) For policy year 16 and thereafter, the current monthly percentage is .0083%, regardless of the Total Sum Insured at issue. (That monthly percentage equates to an effective annual percentage of .10%.) The reduction after 15 years has not occurred yet under any policy, since no policy has yet been outstanding for 15 years.

 . Guaranteed minimum death benefit charge - A monthly charge beginning in
   ---------------------------------------
   the eleventh policy year if the guaranteed minimum death benefit feature is elected to extend beyond the first ten policy years. This charge is currently 1 cent per $1,000 of Basic Sum Insured at issue and is guaranteed not to exceed 3 cents per $1,000 of Basic Sum Insured at issue. Because policies of this type were first offered in 1993, this charge is not yet applicable to any policy at the current rate.

 . Policy split option rider charge - A monthly charge if this rider is
   --------------------------------
   elected at the time of application for the policy. The charge is 3 cents per $1,000 of current Total Sum Insured.

 . Optional benefits charge - Monthly charges for certain optional insurance
   ------------------------
   benefits added to the policy by means of a rider (see "What optional rider benefits can I choose?" on page 18).

 . Partial withdrawal charge - A charge for each partial withdrawal of
   -------------------------
   account value to compensate us for the administrative expenses of processing the withdrawal. The charge is equal to the lesser of $20 or 2% of the withdrawal amount.

 WHAT CHARGES WILL THE SERIES FUNDS DEDUCT FROM MY INVESTMENT IN THE POLICY?

   The funds must pay investment management fees and other operating expenses. These fees and expenses are different for each fund and reduce the investment return of each fund. Therefore, they also indirectly reduce the return you will
earn on any variable investment options you select.   We may also receive
payments from a fund or its affiliates at an annual rate of up to approximately 0.35% of the average net assets that holders of our variable life insurance policies and variable annuity contracts have invested in that fund. Any such payments do not, however, result in any charge to you in addition to what is disclosed below.

   The following figures for the funds are based on historical fund expenses, as a percentage (rounded to two decimal places) of each fund's average daily net assets for 2000, except as indicated in the Notes appearing at the end of this table. Expenses of the funds are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

                                                                                                      --------------
                                                                                                        Total Fund     Total Fund
                                                       Investment  Distribution and  Other Operating    Operating       Operating
                                                       Management      Service        Expenses With    Expenses With Expenses Absent
Fund Name                                                  Fee       (12b-1) Fees     Reimbursement    Reimbursement   Reimbursemet
---------                                              ----------  ----------------  ---------------  -------------- ---------------
JOHN HANCOCK VARIABLE SERIES TRUST I (NOTE 1):
Equity Index..........................................   0.13%           N/A              0.06%           0.19%         0.19%
Growth & Income.......................................   0.68%           N/A              0.08%           0.76%         0.76%
Large Cap Value.......................................   0.75%           N/A              0.05%           0.80%         0.80%
Large Cap Value CORE (SM).............................   0.75%           N/A              0.10%           0.85%         1.09%
Large Cap Growth......................................   0.36%           N/A              0.10%           0.46%         0.46%
Large Cap Aggressive Growth...........................   0.90%           N/A              0.10%           1.00%         1.05%
Large/Mid Cap Value...................................   0.95%           N/A              0.10%           1.05%         1.36%
Fundamental Growth*...................................   0.90%           N/A              0.10%           1.00%         1.04%
Mid Cap Growth........................................   0.92%           N/A              0.04%           0.96%         0.96%
                                                                                                      --------------

                                                                                                      --------------
                                                                                                        Total Fund     Total Fund
                                                       Investment  Distribution and  Other Operating    Operating       Operating
                                                       Management      Service        Expenses With    Expenses With Expenses Absent
Fund Name                                                  Fee       (12b-1) Fees     Reimbursement    Reimbursement   Reimbursemet
---------                                              ----------  ----------------  ---------------  -------------- ---------------
Small/Mid Cap CORE (SM)..............................    0.80%           N/A              0.10%           0.90%         1.23%
Small/Mid Cap Growth.................................    0.97%           N/A              0.10%           1.07%         1.07%
Small Cap Equity*....................................    0.90%           N/A              0.10%           1.00%         1.03%
Small Cap Value*.....................................    0.95%           N/A              0.10%           1.05%         1.29%
Small Cap Growth.....................................    1.05%           N/A              0.07%           1.12%         1.12%
International Equity Index...........................    0.18%           N/A              0.10%           0.28%         0.37%
International Opportunities..........................    1.13%           N/A              0.10%           1.23%         1.39%
International Equity.................................    1.20%           N/A              0.10%           1.30%         1.96%
Emerging Markets Equity..............................    1.50%           N/A              0.10%           1.60%         2.77%
Real Estate Equity...................................    1.01%           N/A              0.09%           1.10%         1.10%
Health Sciences......................................    1.00%           N/A              0.10%           1.10%         1.10%
Managed..............................................    0.66%           N/A              0.09%           0.75%         0.75%
Global Balanced......................................    1.05%           N/A              0.10%           1.15%         1.44%
Short-Term Bond......................................    0.60%           N/A              0.06%           0.66%         0.66%
Bond Index...........................................    0.15%           N/A              0.10%           0.25%         0.27%
Active Bond..........................................    0.62%           N/A              0.10%           0.72%         0.74%
High Yield Bond......................................    0.80%           N/A              0.10%           0.90%         1.02%
Global Bond..........................................    0.85%           N/A              0.10%           0.95%         1.05%
Money Market.........................................    0.25%           N/A              0.04%           0.29%         0.29%

JOHN HANCOCK DECLARATION TRUST (NOTE 2):
V.A. Relative Value..................................    0.60%           N/A              0.19%           0.79%         0.79%
V.A. Financial Industries............................    0.80%           N/A              0.10%           0.90%         0.90%
V.A. Strategic Income................................    0.60%           N/A              0.16%           0.76%         0.76%

AIM VARIABLE INSURANCE FUNDS:
AIM V.I. Value.......................................    0.61%           N/A              0.23%           0.84%         0.84%
AIM V.I. Growth......................................    0.61%           N/A              0.22%           0.83%         0.83%

VARIABLE INSURANCE PRODUCTS FUND - SERVICE CLASS
 (NOTE 3):
Fidelity VIP Growth..................................    0.57%          0.10%             0.09%           0.76%         0.76%

VARIABLE INSURANCE PRODUCTS FUND II - SERVICE CLASS
  (NOTE 3):
Fidelity VIP Contrafund(R)...........................    0.57%          0.10%             0.09%           0.76%         0.76%

MFS VARIABLE INSURANCE TRUST - INITIAL CLASS SHARES
 (NOTE 4):
MFS Investors Growth Stock*..........................    0.75%          0.00%             0.16%           0.91%         0.92%
MFS Research.........................................    0.75%          0.00%             0.10%           0.85%         0.85%
MFS New Discovery....................................    0.90%          0.00%             0.16%           1.06%         1.09%

JANUS ASPEN SERIES - SERVICE SHARES CLASS (NOTE 5):
Janus Aspen Worldwide Growth.........................    0.65%          0.25%             0.05%           0.95%         0.95%
Janus Aspen Global Technology........................    0.65%          0.25%             0.04%           0.94%         0.94%
                                                                                                      --------------


NOTES TO FUND EXPENSE TABLE
  (1) Under its current investment management agreements with the John Hancock Variable Series Trust I, John Hancock Life Insurance Company reimburses a fund when the fund's "other fund expenses" exceed 0.10% of the fund's average daily net assets. Percentages shown for the Health Sciences Fund are estimates because the fund was not in operation in 2000. Percentages shown for the Growth & Income, Fundamental Growth, Small Cap Equity, Real Estate Equity, Managed, Global Balanced, Active Bond and Global Bond funds are calculated as if the current management fee schedules (which became effective as to these funds on November 1, 2000) were in effect for all of 2000. Percentages shown for the Small Cap Value and Large Cap Value funds are calculated as if the current management fee schedules (which became effective as to these funds on May 1, 2001) were in effect for all of 2000. Percentages shown for the Mid Cap Growth, Small/Mid Cap Growth, Small Cap Growth, International Opportunities, International Equity, Emerging Markets Equity, Short-Term Bond and High Yield Bond funds are calculated as if the current management fee schedules (which became effective as to these funds on October 1, 2001) were in effect for all of 2000. "CORE(SM)" is a service mark of Goldman, Sachs & Co.

   * Fundamental Growth was formerly "Fundamental Mid Cap Growth," Small Cap Equity was formerly "Small Cap Value," and Small Cap Value was formerly "Small/Mid Cap Value."

  (2) Percentages shown for John Hancock Declaration Trust funds reflect the investment management fees currently payable and other fund expenses allocated in 2000. John Hancock Advisers, Inc. has agreed to limit temporarily other expenses of each fund to 0.25% of the fund's average daily assets, at least until April 30, 2002.

  (3) Actual annual class operating expenses were lower for each of the Fidelity VIP funds shown because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's expenses. See the accomanying prospectus of the fund for details.

  (4) MFS Variable Insurance Trust funds have an expense offset arrangement which reduces each fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Each fund may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the fund's expenses. "Other Operating Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the funds. Had these fee reductions been taken into account, total Fund Operating Expenses with Reimbursement would equal 0.90% for MFS Investors Growth Stock, 0.84% for MFS Research and 1.05% for MFS New Discovery. MFS Investment Management(R) (also doing business as Massachusetts Financial Services Company) has contractually agreed, subject to reimbursement, to bear expenses for the MFS Investors Growth Stock and New Discovery funds, such that the funds' "Other Expenses" (after taking into account the expense offset arrangement describe above) do not exceed 0.15% for Investors Growth Stock and 0.15% for New Discovery of the average daily net assets during the current fiscal year.

  *   MFS Investors Growth Stock was formerly "MFS Growth."

  (5) Percentages shown for Janus Aspen funds are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for the Worldwide Growth fund. Expenses are shown without the effect of any expense offset arrangement.


 WHAT OTHER CHARGES COULD JOHN HANCOCK IMPOSE IN THE FUTURE?

  Except for the DAC tax charge, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, additional income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected investment options. However, we expect that no such charge will be necessary.

  We also reserve the right to increase the premium tax charge and the DAC tax charge in order to correspond, respectively, with changes in the state premium tax levels and with changes in the Federal income tax treatment of the deferred acquisition costs for this type of policy.

  Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

 HOW CAN I CHANGE MY POLICY'S INVESTMENT ALLOCATIONS?

Future premium payments

  At any time, you may change the investment options in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.

Transfers of existing account value

  You may also transfer your existing account value from one investment option to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you.

  Under our current rules, you can make transfers out of any variable investment option anytime you wish. However, we reserve the right to impose limits on the number and frequency of transfers into and out of the variable investment options. Transfers under the dollar cost averaging program would not be counted toward any such limit.

  Transfers out of the fixed investment option are currently subject to the following restrictions:

 . You can only make such a transfer once in each policy year.

 . The most you can transfer at any one time is the greater of $500 or 20% of the assets in your fixed investment option.

We reserve the right to impose limits on:

 . the minimum amount of each transfer out of the fixed investment option; and

 . the maximum amount of any transfer into the fixed investment option after the second policy year.

Dollar cost averaging

  This is a program of automatic monthly transfers out of the Money Market investment option into one or more of the other variable investment options. You choose the investment options and the dollar amount and timing of the transfers. The program is designed to reduce the risks that result from market fluctuations. It does this by spreading out the allocation of your money to investment options over a longer period of time. This allows you to reduce the risk of investing most of your money at a time when market prices are high. Obviously, the success of this strategy depends on market trends and is not guaranteed.

HOW CAN I ACCESS MY INVESTMENT IN THE POLICY?

Full surrender

  You may surrender your policy in full at any time. If you do, we will pay you the account value less any policy loans. This is called your "surrender value." You must return your policy when you request a full surrender.

Partial withdrawals

  You may make a partial withdrawal of your surrender value at any time. Generally, each partial withdrawal must be at least $1,000. There is a charge (usually $20) for each partial withdrawal. We will automatically reduce the account value of your policy by the amount of the withdrawal and the related charge. Each investment option will be reduced in the same proportion as the account value is then allocated among them. We will not permit a partial withdrawal if it would cause your account value to fall below 3 months' worth of monthly charges (see "Deductions from account value" on page 10). We also reserve the right to refuse any partial withdrawal that would cause the policy's Total Sum Insured to fall below $250,000 or the policy's Basic Sum Insured to fall below $250,000. Any partial withdrawal (other than a Terminated ASI Withdrawal Amount, as described below) will reduce your death benefit under any of the death benefit options (see "How much will John Hancock pay when the last insured person dies?" on page 16) and under the guaranteed minimum death benefit feature (see page 7). Under Option A, such a partial withdrawal will reduce the Total Sum Insured. Under Option B, such a partial withdrawal will reduce your account value. Under the guaranteed death benefit feature, such a partial withdrawal will reduce the Basic Sum Insured. A "Terminated ASI Withdrawal Amount" is any partial withdrawal made while there is an Additional Sum Insured under the policy that later lapses as described on page 7. The total of all Terminated ASI Withdrawal Amounts cannot exceed the Additional Sum Insured in effect immediately before the Additional Sum Insured lapses.

Policy loans

  You may borrow from your policy at any time by completing a form satisfactory to us or, if the telephone transaction authorization form has been completed, by telephone. However, you can't borrow from your policy during a "grace period" (see "Lapse and reinstatement" on page 7). The maximum amount you can borrow is 90% of your surrender value.

  The minimum amount of each loan is $1,000. The interest charged on any loan is currently an effective annual rate of 4.75% in the first 10 policy years, 4.50% in policy years 11 through 20, and 4.0% thereafter. However, we reserve the right to increase the percentage after policy year 20 to as much as 4.25%. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. The amount of the loan is deducted from the investment options in the same proportion as the account value is then allocated among them and is placed in a special loan account. This special loan account will earn interest at an effective annual rate of 4.0%. However, if we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to decrease the rate credited on the special loan account to a rate that would, in our reasonable judgement, result in the transaction being treated as a loan under Federal tax law.

You can repay all or part of a loan at any time. Each repayment will be allocated among the investment options as follows:

     . The same proportionate part of the loan as was borrowed from the fixed investment option will be repaid to the fixed investment option.

     . The remainder of the repayment will be allocated among the investment options in the same way a new premium payment would be allocated.

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments.

 HOW MUCH WILL JOHN HANCOCK PAY WHEN THE LAST INSURED PERSON DIES?

  In your application for the policy, you will tell us how much life insurance coverage you want on the lives of the insured persons. This is called the "Total Sum Insured." Total Sum Insured is composed of the Basic Sum Insured and any Additional Sum Insured you elect. We reserve the right to impose underwriting restrictions on the proportions of Additional Sum Insured and Basic Sum Insured based upon the anticipated frequency of premium payments and other factors. However, even in the absence of such underwriting restrictions, the Additional Sum Insured generally cannot exceed 400% of the Basic Sum Insured. There are a number of factors you should consider in determining whether to elect coverage in the form of Basic Sum Insured or in the form of Additional Sum Insured. These factors are discussed under "Basic Sum Insured vs. Additional Sum Insured" on page 35.

  When the last of the two insured persons dies, we will pay the death benefit minus any outstanding loans. There are two ways of calculating the death benefit. You choose which one you want in the application. The two death benefit options are:

     . Option A - The death benefit will equal the greater of (1) the Total
       Sum Insured plus any optional extra death benefit, if elected (as described below), or (2) the minimum insurance amount (as described below).

     . Option B - The death benefit will equal the greater of (1) the Total
       Sum Insured plus your policy's account value on the date of death of the last surviving insured person, or (2) the minimum insurance amount.

  For the same premium payments, the death benefit under Option B will tend to be higher than the death benefit under Option A. On the other hand, the monthly insurance charge will be higher under Option B to compensate us for the additional insurance risk. Because of that, the account value will tend to be higher under Option A than under Option B for the same premium payments.

Optional extra death benefit feature

  If you elect the Option A death benefit, you may also elect this optional extra death benefit feature. (This feature is sometimes referred to as "Option M".) The optional extra death benefit is determined on each annual processing date as follows:

     . First, we multiply your account value by a factor specified in the policy. The factor is based on the age of the younger insured person.

     . We will then subtract your Total Sum Insured.

  Any excess is the optional extra death benefit for the remainder of that policy year. This feature may result in the Option A death benefit being higher than the minimum insurance amount. Although there is no special charge for this feature, your monthly insurance charge will be based on that higher death benefit amount. Election of this feature must be made in the application for the policy. If you elect this feature, you must elect the "cash value accumulation test" for purposes of determining the minimum insurance amount (see below). You may revoke your election of this feature at any time, but there may be adverse tax consequences if you do. An "annual processing date" is the first business day of a policy year.

The minimum insurance amount

  In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to account value. There are two tests that can be applied under Federal tax law - - the "guideline premium and cash value corridor test" and the "cash value accumulation test." When you elect the death benefit option, you must also elect which test you wish to have applied. As indicated above, the guideline premium and cash value corridor test is not available if the optional extra death benefit feature is elected. Under the guideline premium and cash value corridor test, we compute the minimum insurance amount each business day by multiplying the account value on that date by the so-called "corridor factor" applicable on that date. The corridor factors are derived by applying the guideline premium and cash value corridor test. The corridor factor starts out at 2.50 for ages at or below 40 and decreases as attained age increases, reaching a low of 1.0 at age 95. A table showing the factor for each policy year will appear in the policy. Under the cash value accumulation test, we compute the minimum insurance amount each business day by multiplying the account value on that date by the so-called "death benefit factor" applicable on that date. The death benefit factors are derived by applying the cash value accumulation test. The death benefit factor decreases as attained age increases. A table showing the factor for each policy year will appear in the policy. Regardless of which test is applied, the appropriate factor will be referred to in the policy as the "Required Additional Death Benefit Factor."

  As noted above, you have to elect which test will be applied when you elect the death benefit option. The cash value accumulation test may be preferable if you want an increasing death benefit in later policy years and/or want to fund the policy at the "7 pay" limit for the full 7 years (see "Tax Considerations" beginning on page 40). The guideline premium and cash value corridor test may be preferable if you want the account value under the policy to increase without increasing the death benefit as quickly as might otherwise be required.

When the younger insured person reaches 100

  If the policy is still in effect on the policy anniversary nearest the 100th birthday of the younger of the two insured persons, the following things will happen whether or not the younger insured person is actually alive on that policy anniversary:

     . We will stop deducting any monthly charges (other than the asset-based risk charge) and will stop accepting any premium payments.

     . The death benefit will become equal to the account value on the date of death. Death benefit Options A and B (as described above) and the guaranteed minimum death benefit feature will all cease to apply.

 WHAT OPTIONAL RIDER BENEFITS CAN I CHOOSE?

  When you apply for a policy, you can request any of the optional benefit riders that we then make available. Availability and rider benefits may vary by state. Charges for the selected rider will generally increase the monthly deductions from your policy's account value. We may change the rates of these charges, but not above the maximum amounts that will be stated in the Policy Specifications page of your policy.

Policy split option rider

  At the time of policy issue, you may elect a rider that will permit the Total Sum Insured to be evenly split into two separate policies, one for each insured person, but only if the insured persons get divorced or certain Federal tax law changes occur. The rider may be cancelled at any time, but it will automatically terminate on the date of death of the first insured person to die or on the policy anniversary nearest the older insured person's 80th birthday, whichever is earlier. A policy split could have adverse tax consequences, so check with your tax adviser before electing this rider.

Other riders

  There are a number of other optional riders that may or may not be available, depending upon your policy's state of issue. Ask your John Hancock representative for details.

 HOW CAN I CHANGE MY POLICY'S INSURANCE COVERAGE?

Increase in coverage

  The Basic Sum Insured generally cannot be increased after policy issue. After the first policy year, you may request an increase in the Additional Sum Insured at any time. However, you will have to provide us with evidence that the surviving insured persons still meet our requirements for issuing insurance coverage. As to when an approved increase would take effect, see "Effective date of other policy transactions" on page 37.

Decrease in coverage

  The Basic Sum Insured generally cannot be decreased after policy issue. After the first policy year, you may request a reduction in the Additional Sum Insured at any time, but only if:

     . the remaining Total Sum Insured will be at least $250,000, and

     . the remaining Total Sum Insured will at least equal the minimum required by the tax laws to maintain the policy's life insurance status.

  We may refuse any decrease in Additional Sum Insured if it would cause the death benefit to reflect an increase pursuant to the optional extra death benefit feature. As to when an approved decrease would take effect, see "Effective date of other policy transactions" on page 37.

Change of death benefit option

  Changes of death benefit option are not permitted under our current administrative rules. We expect to be able to allow a change from Option B to Option A in the near future, but that is not guaranteed.

Tax consequences

  Please read "Tax considerations" starting on page 40 to learn about possible tax consequences of changing your insurance coverage under the policy.

CAN I CANCEL MY POLICY AFTER IT'S ISSUED?

  You have the right to cancel your policy within 10 days (or longer in some states) after you receive it. This is often referred to as the "free look" period. To cancel your policy, simply deliver or mail the policy to John Hancock at one of the addresses shown on page 2, or to the John Hancock representative who delivered the policy to you.

  In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your account value on the date of cancellation plus all charges deducted by John Hancock or the Series Funds prior to that date. The date of cancellation will be the date of such mailing or delivery.

CAN I CHOOSE THE FORM IN WHICH JOHN HANCOCK PAYS OUT POLICY PROCEEDS?

Choosing a payment option

  You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or full surrender. Alternatively, you can elect to have proceeds of $1,000 or more applied to any of a number of other payment options, including the following:

     . Option 1 - Proceeds left with us to accumulate with interest

     . Option 2A - Equal monthly payments of a specified amount until all proceeds are paid out

     . Option 2B - Equal monthly payments for a specified period of time

     . Option 3 - Equal monthly payments for life, but with payments guaranteed for a specific number of years

     . Option 4 - Equal monthly payments for life with no refund

     . Option 5 - Equal monthly payments for life with a refund if all of the proceeds haven't been paid out

  You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. We will credit interest on each of the above options. For Options 1 and 2A, the interest will be at least an effective annual rate of 3 1/2%. If no alternative payment option has been chosen, proceeds will be paid as a single sum.

Changing a payment option

  You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact

  There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

TO WHAT EXTENT CAN JOHN HANCOCK VARY THE TERMS AND CONDITIONS OF ITS POLICIES IN PARTICULAR CASES?

  Listed below are some variations we can make in the terms of our policies. Any variation will be made only in accordance with uniform rules that we apply fairly to all of our customers.

State law insurance requirements

  Insurance laws and regulations apply to John Hancock in every state in which its policies are sold. As a result, various terms and conditions of your insurance coverage may vary from the terms and conditions described in this prospectus, depending upon where you reside. These variations will be reflected in your policy or in endorsements attached to your policy.

Variations in expenses or risks

  We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Reduced charges for eligible classes" on page 38. No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

 HOW WILL MY POLICY BE TREATED FOR INCOME TAX PURPOSES?

  Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your account value are not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your account value upon surrender or partial withdrawal, all or part of that distribution should generally be treated as a return of the premiums you've paid and should not be subject to income tax. Amounts you borrow are generally not taxable to you.

  However, some of the tax rules change if your policy is found to be a "modified endowment contract." This can happen if you've paid more than a certain amount of premiums that is prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind.

  For further information about the tax consequences of owning a policy, please read "Tax considerations" beginning on page 40.

 HOW DO I COMMUNICATE WITH JOHN HANCOCK?

General Rules

  You should mail or express all checks and money orders for premium payments and loan repayments to the John Hancock Life Servicing Office at the appropriate address shown on page 2.

  Under our current rules, certain requests must be made in writing and be signed and dated by you. They include the following:

     . surrenders or partial withdrawals

     . change of death benefit option

     . increase or decrease in Total Sum Insured

     . change of beneficiary

     . election of payment option for policy proceeds

     . tax withholding elections

     . election of telephone transaction privilege

  The following requests may be made either in writing (signed and dated by you) or by telephone or fax if a special form is completed (see "Telephone Transactions" below):

     . loans

     . transfers of account value among investment options

     . change of allocation among investment options for new premium payments

  You should mail or express all written requests to the John Hancock Life Servicing Office at the appropriate address shown on page 2. You should also send notice of an insured person's death and related documentation to the John Hancock Life Servicing Office. We don't consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

  We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from the John Hancock Life Servicing Office or your John Hancock representative. Each communication to us must include your name, your policy number and the name of the insured persons. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern Standard Time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone Transactions

  If you complete a special authorization form, you can request loans, transfers among investment options and changes of allocation among investment options simply by telephoning us at 1-800-732-5543 or by faxing us at 1-617-886-3048. Any fax request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the investment options involved. We will honor telephone instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line usage. If this occurs, you should submit your request in writing.

  The policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment options. For reasons such as that, we reserve the right to change our telephone transaction policies or procedures at any time. We also reserve the right to suspend or terminate the privilege altogether with respect to all policies like yours or with respect to any class of such policies.

       ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, SURRENDER VALUES AND
                              ACCUMULATED PREMIUMS

  The following tables illustrate the changes in death benefit, account value and surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table separately illustrates the operation of a policy for specified issue ages, premium payment schedule and Total Sum Insured. The amounts shown are for the end of each policy year and assume that all of the account value is invested in funds that achieve investment returns at constant gross annual rates of 0%, 6% and 12% (i.e., before any fees or expenses deducted from Series Fund assets). After the deduction of average fees and expenses at the Series Fund level (as described below), the corresponding net annual rates of return would be -0.82%, 5.13% and 11.08%. Investment return reflects investment income and all realized and unrealized capital gains and losses. The tables assume annual Planned Premiums that are paid at the beginning of each policy year for a male insured person who is 55 years old and a preferred underwriting risk when the policy is issued and for a female insured person who is 50 years old and a preferred underwriting risk when the policy is issued.

  Tables are provided for each of the two death benefit options. The tables headed "Current Charges" assume that the current rates for all charges deducted by John Hancock will apply in each year illustrated. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that (i) the guaranteed minimum death benefit has not been elected beyond the tenth policy year, (ii) no Additional Sum Insured or optional rider benefits have been elected, (iii) no loans or withdrawals are made, (iv) no increase or decrease in coverage is requested, and (v) no change in the death benefit option is requested.

  With respect to fees and expenses deducted from Series Fund assets, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of .72%, and (2) an assumed average asset charge for all other Series Fund operating expenses equivalent to an effective annual rate of .10%. These rates are the arithmetic average for all funds of the Series Funds. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options. The charge shown above for all other Series Fund operating expenses reflects reimbursements to certain funds as described in the footnotes to the table beginning on page 11. We currently expect those reimbursement arrangements to continue indefinitely, but that is not guaranteed. Without those arrangements, the assumed average asset charge for all other operating expenses shown above would be higher. This would result in lower values than those shown in the following tables.

  The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed Planned Premiums were invested to earn interest, after taxes, at 5% compounded annually. This is not a policy value. It is included for comparison purposes only.

  Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a comparable illustration reflecting the issue age, sex and underwriting risk classification of each of your proposed insured persons, and the Total Sum Insured and annual Planned Premium amount requested.

PLAN: FLEXIBLE PREMIUM VARIABLE LIFE SURVIVORSHIP
      $500,000 TOTAL SUM INSURED
      MALE, ISSUE AGE 55, PREFERRED UNDERWRITING CLASS
      FEMALE, ISSUE AGE 50, PREFERRED UNDERWRITING CLASS
      OPTION A DEATH BENEFIT
      GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
      NO GUARANTEED MINIMUM DEATH BENEFIT AFTER TENTH POLICY YEAR
      PLANNED PREMIUM: $8,156*
      USING CURRENT CHARGES

                                    Death Benefit               Surrender Value
                             ---------------------------  ---------------------------
                                Assuming hypothetical        Assuming hypothetical
End of    Planned Premiums     gross annual return of       gross annual return of
Policy     accumulated at    ---------------------------  ---------------------------
 Year    5% annual interest    0%       6%        12%       0%       6%         12%
-------  ------------------  -------  -------  ---------  -------  -------  -----------
   1            8,564        500,000  500,000    500,000    4,283    4,566       4,850
   2           17,556        500,000  500,000    500,000   10,095   10,998      11,936
   3           26,998        500,000  500,000    500,000   15,004   16,873      18,887
   4           36,912        500,000  500,000    500,000   20,352   23,546      27,121
   5           47,322        500,000  500,000    500,000   25,612   30,504      36,192
   6           58,252        500,000  500,000    500,000   31,847   38,864      47,337
   7           69,728        500,000  500,000    500,000   37,976   47,579      59,614
   8           81,779        500,000  500,000    500,000   43,999   56,660      73,136
   9           94,432        500,000  500,000    500,000   49,915   66,121      88,026
  10          107,717        500,000  500,000    500,000   55,721   75,974     104,422
  11          121,667        500,000  500,000    500,000   62,061   86,914     123,189
  12          136,314        500,000  500,000    500,000   68,274   98,299     143,849
  13          151,694        500,000  500,000    500,000   74,352  110,141     166,589
  14          167,843        500,000  500,000    500,000   80,287  122,452     191,616
  15          184,799        500,000  500,000    500,000   86,069  135,241     219,160
  16          202,603        500,000  500,000    500,000   92,334  149,567     251,239
  17          221,297        500,000  500,000    500,000   98,450  164,541     286,806
  18          240,926        500,000  500,000    500,000  104,394  180,180     326,251
  19          261,536        500,000  500,000    500,000  110,142  196,505     370,019
  20          283,177        500,000  500,000    500,000  115,662  213,534     418,617
  25          408,735        500,000  500,000    793,560  139,911  311,830     755,771
  30          568,983        500,000  500,000  1,387,141  151,777  435,607   1,321,086
  35          773,504        500,000  626,788  2,374,801  138,961  596,941   2,261,715

* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

PLAN: FLEXIBLE PREMIUM VARIABLE LIFE SURVIVORSHIP
      $500,000 TOTAL SUM INSURED
      MALE, ISSUE AGE 55, PREFERRED UNDERWRITING CLASS
      FEMALE, ISSUE AGE 50, PREFERRED UNDERWRITING CLASS
      OPTION B DEATH BENEFIT
      GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
      NO GUARANTEED MINIMUM DEATH BENEFIT AFTER TENTH POLICY YEAR
      PLANNED PREMIUM: $8,156*
      USING CURRENT CHARGES


                                    Death Benefit               Surrender Value
                             ---------------------------  -----------------------------
                                Assuming hypothetical         Assuming hypothetical
End of    Planned Premiums     gross annual return of        gross annual return of
Policy     accumulated at    ---------------------------  -----------------------------
 Year    5% annual interest    0%       6%        12%       0%       6%         12%
-------  ------------------  -------  -------  ---------  -------  -------  -----------
   1            8,564        504,283  504,566    504,850    4,283    4,566       4,850
   2           17,556        509,686  510,590    511,527   10,094   10,997      11,935
   3           26,998        515,002  516,871    518,885   15,002   16,871      18,885
   4           36,912        520,349  523,542    527,117   20,349   23,542      27,117
   5           47,322        525,608  530,498    536,185   25,608   30,498      36,185
   6           58,252        531,840  538,855    547,325   31,840   38,855      47,325
   7           69,728        537,966  547,565    559,596   37,966   47,565      59,596
   8           81,779        543,984  556,639    573,107   43,984   56,639      73,107
   9           94,432        549,893  566,090    587,983   49,893   66,090      87,983
  10          107,717        555,690  575,929    604,357   55,690   75,929     104,357
  11          121,667        562,022  586,854    623,100   62,022   86,854     123,100
  12          136,314        568,220  598,216    643,719   68,220   98,216     143,719
  13          151,694        574,277  610,021    666,395   74,277  110,021     166,395
  14          167,843        580,180  622,276    691,324   80,180  122,276     191,324
  15          184,799        585,915  634,982    718,716   85,915  134,982     218,716
  16          202,603        592,112  649,183    750,558   92,112  149,183     250,558
  17          221,297        598,132  663,974    785,765   98,132  163,974     285,765
  18          240,926        603,943  679,351    824,671  103,943  179,351     324,671
  19          261,536        609,509  695,301    867,641  109,509  195,301     367,641
  20          283,177        614,782  711,804    915,067  114,782  211,804     415,067
  25          408,735        636,174  803,005  1,237,623  136,174  303,005     737,623
  30          568,983        639,819  900,389  1,758,561  139,819  400,389   1,258,561
  35          773,504        608,736  985,264  2,589,919  108,736  485,264   2,089,919

 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

PLAN: FLEXIBLE PREMIUM VARIABLE LIFE SURVIVORSHIP
      $500,000 TOTAL SUM INSURED
      MALE, ISSUE AGE 55, PREFERRED UNDERWRITING CLASS
      FEMALE, ISSUE AGE 50, PREFERRED UNDERWRITING CLASS
      OPTION A DEATH BENEFIT
      GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
      NO GUARANTEED MINIMUM DEATH BENEFIT AFTER TENTH POLICY YEAR
      PLANNED PREMIUM: $8,156*
      USING MAXIMUM CHARGES


                                    Death Benefit               Surrender Value
                             ---------------------------  ----------------------------
                                Assuming hypothetical         Assuming hypothetical
End of    Planned Premiums     gross annual return of        gross annual return of
Policy     accumulated at    ---------------------------  ----------------------------
 Year    5% annual interest    0%       6%        12%       0%      6%         12%
-------  ------------------  -------  -------  ---------  ------  -------  -----------
   1            8,564        500,000  500,000    500,000   4,130    4,408       4,687
   2           17,556        500,000  500,000    500,000   9,762   10,644      11,561
   3           26,998        500,000  500,000    500,000  14,444   16,263      18,224
   4           36,912        500,000  500,000    500,000  19,511   22,608      26,077
   5           47,322        500,000  500,000    500,000  24,424   29,151      34,654
   6           58,252        500,000  500,000    500,000  30,236   36,995      45,167
   7           69,728        500,000  500,000    500,000  35,855   45,074      56,647
   8           81,779        500,000  500,000    500,000  41,267   53,381      69,179
   9           94,432        500,000  500,000    500,000  46,457   61,911      82,857
  10          107,717        500,000  500,000    500,000  51,409   70,654      97,783
  11          121,667        500,000  500,000    500,000  56,579   80,107     114,606
  12          136,314        500,000  500,000    500,000  61,451   89,762     132,967
  13          151,694        500,000  500,000    500,000  65,992   99,598     153,005
  14          167,843        500,000  500,000    500,000  70,153  109,581     174,875
  15          184,799        500,000  500,000    500,000  73,882  119,674     198,754
  16          202,603        500,000  500,000    500,000  77,121  129,835     224,851
  17          221,297        500,000  500,000    500,000  79,775  139,997     253,392
  18          240,926        500,000  500,000    500,000  81,822  150,154     284,703
  19          261,536        500,000  500,000    500,000  83,156  160,237     319,124
  20          283,177        500,000  500,000    500,000  83,680  170,191     357,087
  25          408,735        500,000  500,000    648,337  69,143  215,534     617,464
  30          568,983             **  500,000  1,086,910      **  239,964   1,035,152
  35          773,504             **  500,000  1,769,417      **  208,337   1,685,159

 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, Death Benefit after the tenth Policy Year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

PLAN: FLEXIBLE PREMIUM VARIABLE LIFE SURVIVORSHIP $500,000 TOTAL SUM INSURED
      MALE, ISSUE AGE 55, PREFERRED UNDERWRITING CLASS FEMALE, ISSUE AGE 50, PREFERRED UNDERWRITING CLASS OPTION B DEATH BENEFIT GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST NO GUARANTEED MINIMUM DEATH BENEFIT AFTER TENTH POLICY YEAR PLANNED PREMIUM: $8,156* USING MAXIMUM CHARGES


                                    Death Benefit             Surrender Value
                             ---------------------------  ------------------------
                                Assuming hypothetical      Assuming hypothetical
End of    Planned Premiums     gross annual return of      gross annual return of
Policy     accumulated at    ---------------------------  ------------------------
 Year    5% annual interest    0%       6%        12%       0%      6%        12%
-------  ------------------  -------  -------  ---------  ------  -------  ---------
   1            8,564        504,129  504,408    504,686   4,129    4,408     4,686
   2           17,556        509,353  510,235    511,152   9,761   10,643    11,560
   3           26,998        514,440  516,258    518,219  14,440   16,258    18,219
   4           36,912        519,500  522,596    526,063  19,500   22,596    26,063
   5           47,322        524,402  529,124    534,621  24,402   29,124    34,621
   6           58,252        530,195  536,943    545,101  30,195   36,943    45,101
   7           69,728        535,783  544,981    556,527  35,783   44,981    56,527
   8           81,779        541,150  553,224    568,969  41,150   53,224    68,969
   9           94,432        546,276  561,660    582,509  46,276   61,660    82,509
  10          107,717        551,139  570,267    597,225  51,139   70,267    97,225
  11          121,667        556,188  579,525    613,739  56,188   79,525   113,739
  12          136,314        560,899  588,912    631,651  60,899   88,912   131,651
  13          151,694        565,227  598,379    651,046  65,227   98,379   151,046
  14          167,843        569,113  607,862    672,005  69,113  107,862   172,005
  15          184,799        572,487  617,283    694,603  72,487  117,283   194,603
  16          202,603        575,277  626,554    718,919  75,277  126,554   218,919
  17          221,297        577,365  635,539    744,990  77,365  135,539   244,990
  18          240,926        578,719  644,178    772,947  78,719  144,178   272,947
  19          261,536        579,214  652,316    802,833  79,214  152,316   302,833
  20          283,177        578,736  659,800    834,706  78,736  159,800   334,706
  25          408,735        556,409  679,984  1,024,700  56,409  179,984   524,700
  30          568,983             **  638,257  1,255,794      **  138,257   755,794
  35          773,504             **       **  1,497,344      **       **   997,344



 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

PLAN: FLEXIBLE PREMIUM VARIABLE LIFE SURVIVORSHIP $500,000 TOTAL SUM INSURED
      MALE, ISSUE AGE 55, PREFERRED UNDERWRITING CLASS FEMALE, ISSUE AGE 50, PREFERRED UNDERWRITING CLASS OPTION A DEATH BENEFIT CASH VALUE ACCUMULATION TEST NO GUARANTEED MINIMUM DEATH BENEFIT AFTER TENTH POLICY YEAR PLANNED PREMIUM: $8,156* USING CURRENT CHARGES


                                    Death Benefit               Surrender Value
                             ---------------------------  ---------------------------
                                Assuming hypothetical        Assuming hypothetical
End of    Planned Premiums     gross annual return of       gross annual return of
Policy     accumulated at    ---------------------------  ---------------------------
 Year    5% annual interest    0%       6%        12%       0%       6%         12%
-------  ------------------  -------  -------  ---------  -------  -------  -----------
   1            8,564        500,000  500,000    500,000    4,283    4,566       4,850
   2           17,556        500,000  500,000    500,000   10,095   10,998      11,936
   3           26,998        500,000  500,000    500,000   15,004   16,873      18,887
   4           36,912        500,000  500,000    500,000   20,352   23,546      27,121
   5           47,322        500,000  500,000    500,000   25,612   30,504      36,192
   6           58,252        500,000  500,000    500,000   31,847   38,864      47,337
   7           69,728        500,000  500,000    500,000   37,976   47,579      59,614
   8           81,779        500,000  500,000    500,000   43,999   56,660      73,136
   9           94,432        500,000  500,000    500,000   49,915   66,121      88,026
  10          107,717        500,000  500,000    500,000   55,721   75,974     104,422
  11          121,667        500,000  500,000    500,000   62,061   86,914     123,189
  12          136,314        500,000  500,000    500,000   68,274   98,299     143,849
  13          151,694        500,000  500,000    500,000   74,352  110,141     166,589
  14          167,843        500,000  500,000    500,000   80,287  122,452     191,616
  15          184,799        500,000  500,000    500,000   86,069  135,241     219,160
  16          202,603        500,000  500,000    500,000   92,334  149,567     251,239
  17          221,297        500,000  500,000    533,375   98,450  164,541     286,782
  18          240,926        500,000  500,000    587,462  104,394  180,180     326,120
  19          261,536        500,000  500,000    645,431  110,142  196,505     369,638
  20          283,177        500,000  500,000    707,666  115,662  213,534     417,752
  25          408,735        500,000  500,000  1,102,434  139,911  311,830     746,545
  30          568,983        500,000  573,757  1,695,459  151,777  433,304   1,280,419
  35          773,504        500,000  705,748  2,602,707  138,961  578,355   2,132,896



* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

PLAN: FLEXIBLE PREMIUM VARIABLE LIFE SURVIVORSHIP
      $500,000 TOTAL SUM INSURED
      MALE, ISSUE AGE 55, PREFERRED UNDERWRITING CLASS
      FEMALE, ISSUE AGE 50, PREFERRED UNDERWRITING CLASS
      OPTION B DEATH BENEFIT CASH VALUE ACCUMULATION TEST
      NO GUARANTEED MINIMUM DEATH BENEFIT AFTER TENTH POLICY YEAR
      PLANNED PREMIUM: $8,156*
      USING CURRENT CHARGES

                                    Death Benefit               Surrender Value
                             ---------------------------  ---------------------------
                                Assuming hypothetical        Assuming hypothetical
End of    Planned Premiums     gross annual return of       gross annual return of
Policy     accumulated at    ---------------------------  ---------------------------
 Year    5% annual interest    0%       6%        12%       0%       6%         12%
-------  ------------------  -------  -------  ---------  -------  -------  -----------
   1            8,564        504,283  504,566    504,850    4,283    4,566       4,850
   2           17,556        509,686  510,590    511,527   10,094   10,997      11,935
   3           26,998        515,002  516,871    518,885   15,002   16,871      18,885
   4           36,912        520,349  523,542    527,117   20,349   23,542      27,117
   5           47,322        525,608  530,498    536,185   25,608   30,498      36,185
   6           58,252        531,840  538,855    547,325   31,840   38,855      47,325
   7           69,728        537,966  547,565    559,596   37,966   47,565      59,596
   8           81,779        543,984  556,639    573,107   43,984   56,639      73,107
   9           94,432        549,893  566,090    587,983   49,893   66,090      87,983
  10          107,717        555,690  575,929    604,357   55,690   75,929     104,357
  11          121,667        562,022  586,854    623,100   62,022   86,854     123,100
  12          136,314        568,220  598,216    643,719   68,220   98,216     143,719
  13          151,694        574,277  610,021    666,395   74,277  110,021     166,395
  14          167,843        580,180  622,276    691,324   80,180  122,276     191,324
  15          184,799        585,915  634,982    718,716   85,915  134,982     218,716
  16          202,603        592,112  649,183    750,558   92,112  149,183     250,558
  17          221,297        598,132  663,974    785,765   98,132  163,974     285,765
  18          240,926        603,943  679,351    824,671  103,943  179,351     324,671
  19          261,536        609,509  695,301    867,641  109,509  195,301     367,641
  20          283,177        614,782  711,804    915,067  114,782  211,804     415,067
  25          408,735        636,174  803,005  1,237,623  136,174  303,005     737,623
  30          568,983        639,819  900,389  1,758,561  139,819  400,389   1,258,561
  35          773,504        608,736  985,264  2,589,919  108,736  485,264   2,089,919



* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

PLAN: FLEXIBLE PREMIUM VARIABLE LIFE SURVIVORSHIP
      $500,000 TOTAL SUM INSURED
      MALE, ISSUE AGE 55, PREFERRED UNDERWRITING CLASS
      FEMALE, ISSUE AGE 50, PREFERRED UNDERWRITING CLASS
      OPTION A DEATH BENEFIT CASH VALUE ACCUMULATION TEST
      NO GUARANTEED MINIMUM DEATH BENEFIT AFTER TENTH POLICY YEAR
      PLANNED PREMIUM: $8,156*
      USING MAXIMUM CHARGES

                                    Death Benefit              Surrender Value
                             ---------------------------  --------------------------
                                Assuming hypothetical       Assuming hypothetical
End of    Planned Premiums     gross annual return of       gross annual return of
Policy     accumulated at    ---------------------------  --------------------------
 Year    5% annual interest    0%       6%        12%       0%      6%         12%
-------  ------------------  -------  -------  ---------  ------  -------  -----------
   1            8,564        500,000  500,000    500,000   4,130    4,408       4,687
   2           17,556        500,000  500,000    500,000   9,762   10,644      11,561
   3           26,998        500,000  500,000    500,000  14,444   16,263      18,224
   4           36,912        500,000  500,000    500,000  19,511   22,608      26,077
   5           47,322        500,000  500,000    500,000  24,424   29,151      34,654
   6           58,252        500,000  500,000    500,000  30,236   36,995      45,167
   7           69,728        500,000  500,000    500,000  35,855   45,074      56,647
   8           81,779        500,000  500,000    500,000  41,267   53,381      69,179
   9           94,432        500,000  500,000    500,000  46,457   61,911      82,857
  10          107,717        500,000  500,000    500,000  51,409   70,654      97,783
  11          121,667        500,000  500,000    500,000  56,579   80,107     114,606
  12          136,314        500,000  500,000    500,000  61,451   89,762     132,967
  13          151,694        500,000  500,000    500,000  65,992   99,598     153,005
  14          167,843        500,000  500,000    500,000  70,153  109,581     174,875
  15          184,799        500,000  500,000    500,000  73,882  119,674     198,754
  16          202,603        500,000  500,000    500,000  77,121  129,835     224,851
  17          221,297        500,000  500,000    500,000  79,775  139,997     253,392
  18          240,926        500,000  500,000    512,706  81,822  150,154     284,621
  19          261,536        500,000  500,000    556,132  83,156  160,237     318,497
  20          283,177        500,000  500,000    601,642  83,680  170,191     355,164
  25          408,735        500,000  500,000    866,359  69,143  215,534     586,680
  30          568,983             **  500,000  1,207,522      **  239,964     911,926
  35          773,504             **  500,000  1,651,637      **  208,337   1,353,503

* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

PLAN: FLEXIBLE PREMIUM VARIABLE LIFE SURVIVORSHIP
      $500,000 TOTAL SUM INSURED
      MALE, ISSUE AGE 55, PREFERRED UNDERWRITING CLASS
      FEMALE, ISSUE AGE 50, PREFERRED UNDERWRITING CLASS
      OPTION B DEATH BENEFIT
      CASH VALUE ACCUMULATION TEST
      NO GUARANTEED MINIMUM DEATH BENEFIT AFTER TENTH POLICY YEAR
      PLANNED PREMIUM: $8,156*
      USING MAXIMUM CHARGES


                                    Death Benefit             Surrender Value
                             ---------------------------  ------------------------
                                Assuming hypothetical      Assuming hypothetical
End of    Planned Premiums     gross annual return of      gross annual return of
Policy     accumulated at    ---------------------------  ------------------------
 Year    5% annual interest    0%       6%        12%       0%      6%        12%
-------  ------------------  -------  -------  ---------  ------  -------  ---------
   1            8,564        504,129  504,408    504,686   4,129    4,408     4,686
   2           17,556        509,353  510,235    511,152   9,761   10,643    11,560
   3           26,998        514,440  516,258    518,219  14,440   16,258    18,219
   4           36,912        519,500  522,596    526,063  19,500   22,596    26,063
   5           47,322        524,402  529,124    534,621  24,402   29,124    34,621
   6           58,252        530,195  536,943    545,101  30,195   36,943    45,101
   7           69,728        535,783  544,981    556,527  35,783   44,981    56,527
   8           81,779        541,150  553,224    568,969  41,150   53,224    68,969
   9           94,432        546,276  561,660    582,509  46,276   61,660    82,509
  10          107,717        551,139  570,267    597,225  51,139   70,267    97,225
  11          121,667        556,188  579,525    613,739  56,188   79,525   113,739
  12          136,314        560,899  588,912    631,651  60,899   88,912   131,651
  13          151,694        565,227  598,379    651,046  65,227   98,379   151,046
  14          167,843        569,113  607,862    672,005  69,113  107,862   172,005
  15          184,799        572,487  617,283    694,603  72,487  117,283   194,603
  16          202,603        575,277  626,554    718,919  75,277  126,554   218,919
  17          221,297        577,365  635,539    744,990  77,365  135,539   244,990
  18          240,926        578,719  644,178    772,947  78,719  144,178   272,947
  19          261,536        579,214  652,316    802,833  79,214  152,316   302,833
  20          283,177        578,736  659,800    834,706  78,736  159,800   334,706
  25          408,735        556,409  679,984  1,024,700  56,409  179,984   524,700
  30          568,983             **  638,257  1,255,794      **  138,257   755,794
  35          773,504             **       **  1,497,344      **       **   997,344



 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

                              ADDITIONAL INFORMATION

  This section of the prospectus provides additional detailed information that is not contained in the Basic Information section on pages 4 through 23.


CONTENTS OF THIS SECTION                                            BEGINNING ON PAGE
------------------------                                            -----------------
Description of John Hancock ......................................         33
How we support the policy and investment options..................         33
Procedures for issuance of a policy...............................         34
Basic Sum Insured vs. Additional Sum Insured......................         35
Commencement of investment performance............................         36
How we process certain policy transactions........................         36
Effects of policy loans...........................................         37
Additional information about how certain policy charges work......         38
How we market the policies........................................         39
Tax considerations................................................         40
Reports that you will receive.....................................         42
Voting privileges that you will have..............................         42
Changes that John Hancock can make as to your policy..............         42
Adjustments we make to death benefits.............................         43
When we pay policy proceeds.......................................         43
Other details about exercising rights and paying benefits.........         44
Legal matters.....................................................         44
Registration statement filed with the SEC.........................         44
Accounting and actuarial experts..................................         44
Financial statements of John Hancock and the Account..............         47
List of Directors and Executive Officers of John Hancock..........         46

DESCRIPTION OF JOHN HANCOCK

  We are John Hancock Life Insurance Company, a Massachusetts stock life insuarnce company. On February 1, 2000, John Hancock Mutual Life Insurance Company (which was chartered in Massachusetts in 1862) converted to a stock company by "demutualizing" and changed its name to John Hancock Life Insurance Company. As part of the demutualization process, John Hancock Life Insurance Company became a subsidiary of John Hancock Financial Services, Inc., a newly formed publicly-traded corporation. Our Home Office is at John Hancock Place, Boston, Massachusetts 02117. We are authorized to transact a life insurance and annuity business in all states and in the District of Columbia. As of December 31, 2000, our assets were approximately $88 billion.

  We are regulated and supervised by the Massachusetts Commissioner of Insurance, who periodically examines our affairs. We also are subject to the applicable insurance laws and regulations of all jurisdictions in which we are authorized to do business. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business for purposes of determining solvency and compliance with local insurance laws and regulations. The regulation to which we are subject, however, does not provide a guarantee as to such matters.

HOW WE SUPPORT THE POLICY AND INVESTMENT OPTIONS

Separate Account UV

  The variable investment options shown on page 1 are in fact subaccounts of Separate Account UV (the "Account"), a separate account established by us under Massachusetts law. The Account meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management of the Account or John Hancock.

  The Account's assets are the property of John Hancock. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us.

  The assets in each subaccount are invested in the corresponding fund of one of the Series Funds. New subaccounts may be added as new funds are added to the Series Funds and made available to policy owners. Existing subaccounts may be deleted if existing funds are deleted from the Series Funds.

  We will purchase and redeem Series Fund shares for the Account at their net asset value without any sales or redemption charges. Shares of a Series Fund represent an interest in one of the funds of the Series Fund which corresponds to a subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

  On each business day, shares of each fund are purchased or redeemed by us for each subaccount based on, among other things, the amount of net premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each fund's net asset value per share determined for that same date. A "business day" is any date on which the New York Stock Exchange is open for trading. We compute policy values for each business day as of the close of that day (usually 4:00 p.m. Eastern Standard Time).

OUR GENERAL ACCOUNT

  Our obligations under the policy's fixed investment option are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the account value allocated to the fixed investment option will accrue interest daily at an effective annual rate of at least 4% without regard to the actual investment experience of the general account.

  Because of exemptive and exclusionary provisions, interests in our fixed investment option have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the fixed investment option. Disclosure regarding the fixed investment option may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

PROCEDURES FOR ISSUANCE OF A POLICY

  Generally, the policy is available with a minimum Total Sum Insured at issue of $250,000 and a minimum Basic Sum Insured at issue of $250,000. At the time of issue, each insured person must have an attained age of at least 20 and no more than 85. All insured persons must meet certain health and other insurance risk criteria called "underwriting standards".

  Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured persons in either the premium rates or the charges or values under the policy. The illustrations set forth in this prospectus are sex-distinct and, therefore, may not reflect the rates, charges, or values that would apply to such policies.

Minimum Initial Premium

  The Minimum Initial Premium must be received by us at our Life Servicing Office in order for the policy to be in full force and effect. There is no grace period for the payment of the Minimum Initial Premium. The Minimum Initial Premium is determined by us based on the characteristics of each of the insured persons, the Total Sum Insured at issue, and the policy options you have selected.

Commencement of insurance coverage

  After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured persons' rate classes should be. After we approve an application for a policy and assign an appropriate insurance rate class, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the last surviving insured person dies (except for the circumstances described under "Temporary coverage prior to policy delivery" on page 35).

  The policy will take effect only if all of the following conditions are satisfied:

 . The policy is delivered to and received by the applicant.

 . The Minimum Initial Premium is received by us.

 . Each insured person is living and still meets our health criteria for issuing insurance.

 If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the "date of issue." That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the date of issue.

Backdating

  In order to preserve a younger age at issue for one or both of the insured persons, we can designate a date of issue that is up to 60 days earlier than the date that would otherwise apply. This is referred to as "backdating" and is allowed under state insurance laws. Backdating can also be used in certain corporate-owned life insurance cases involving multiple policies to retain a common monthly deduction date.

  The conditions for coverage described above under "Commencement of insurance coverage" must still be satisfied, but in a backdating situation the policy always takes effect retroactively. Backdating results in a lower insurance charge (if it is used to preserve the insured person's younger age at issue), but monthly charges begin earlier than would otherwise be the case. Those monthly charges will be deducted as soon as we receive premiums sufficient to pay them.

Temporary coverage prior to policy delivery

  If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary survivorship term life insurance coverage on the insured persons for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the application for the policy, including limits on amount and duration of coverage.

Monthly deduction dates

  Each charge that we deduct monthly is assessed against your account value or the subaccounts at the close of business on the date of issue and at the close of the first business day in each subsequent policy month.

BASIC SUM INSURED VS. ADDITIONAL SUM INSURED

  As noted earlier in this prospectus, you should consider a number of factors in determining whether to elect coverage in the form of Basic Sum Insured or in the form of Additional Sum Insured.

  The amount of sales charge deducted from premiums and the amount of compensation paid to the selling insurance agent will be less if coverage is included as Additional Sum Insured, rather than as Basic Sum Insured. On the other hand, the amount of any Additional Sum Insured is not included in the guaranteed minimum death benefit feature. Therefore, if the policy's surrender value is insufficient to pay the monthly charges as they fall due (including the charges for the Additional Sum Insured), the Additional Sum Insured coverage will lapse, even if the Basic Sum Insured stays in effect pursuant to the guaranteed minimum death benefit feature.

  Generally, you will incur lower sales charges and have more flexible coverage with respect to the Additional Sum Insured than with respect to the Basic Sum Insured. If this is your priority, you may wish to maximize the proportion of the Additional Sum Insured. However, if your priority is to take advantage of the guaranteed minimum death benefit feature, the proportion of the Policy's Total Sum Insured that is guaranteed can be increased by taking out more coverage as Basic Sum Insured at the time of policy issuance. As stated earlier in this prospectus, the guaranteed minimum death benefit feature does not apply if the Additional Sum Insured is scheduled to exceed the Basic Sum Insured at any time. If such was the case, you would presumably wish to maximize the proportion of the Additional Sum Insured.

  If you want to purchase Additional Sum Insured, you may select from among several forms of it: a level amount of coverage; an amount of coverage that increases on each policy anniversary up to a prescribed limit; an amount of coverage that increases on each policy anniversary to the amount of premiums paid during prior policy years plus the Planned Premium for the current policy year, subject to certain limits; or a combination of those forms of coverage.

  Any decision you make to modify the amount of Additional Sum Insured coverage after issue can have significant tax consequences (see "Tax Considerations" beginning on page
40).

COMMENCEMENT OF INVESTMENT PERFORMANCE

  Any premium payment processed prior to the twentieth day after the date of issue will automatically be allocated to the Money Market investment option. On the later of the date such payment is received or the twentieth day following the date of issue, the portion of the Money Market investment option attributable to such payment will be reallocated automatically among the investment options you have chosen.

  All other premium payments will be allocated among the investment options you have chosen as soon as they are processed.

HOW WE PROCESS CERTAIN POLICY TRANSACTIONS

Premium payments

  We will process any premium payment as of the day we receive it, unless one of the following exceptions applies:

  (1) We will process a payment received prior to a policy's date of issue as if received on the date of issue.

  (2) If the Minimum Initial Premium is not received prior to the date of issue, we will process each premium payment received thereafter as if received on the business day immediately preceding the date of issue until all of the Minimum Initial Premium is received.

  (3) We will process the portion of any premium payment for which we require evidence of an insured person's continued insurability only after we have received such evidence and found it satisfactory to us.

  (4) If we receive any premium payment that we think will cause a policy to become a modified endowment or will cause a policy to lose its status as life insurance under the tax laws, we will not accept the excess portion of that premium payment and will immediately notify the owner. We will refund the excess premium when the premium payment check has had time to clear the banking system (but in no case more than two weeks after receipt), except in the following circumstances:

 . The tax problem resolves itself prior to the date the refund is to be made; or

 . The tax problem relates to modified endowment status and we receive a signed acknowledgment from the owner prior to the refund date instructing us to process the premium notwithstanding the tax issues involved.

 In the above cases, we will treat the excess premium as having been received on the date the tax problem resolves itself or the date we receive the signed acknowledgment. We will then process it accordingly.

  (5) If a premium payment is received or is otherwise scheduled to be processed (as specified above) on a date that is not a business day, the premium payment will be processed on the business day next following that date.

Transfers among investment options

  Any reallocation among investment options must be such that the total in all investment options after reallocation equals 100% of account value. Transfers out of any investment option will be effective at the end of the business day in which we receive at our Life Servicing Office notice satisfactory to us.

  We have the right to defer transfers of amounts out of the fixed investment option for up to six months.

Dollar cost averaging

   Scheduled transfers under this option may be made from the Money Market investment option to not more than nine other variable investment options.

However, the amount transferred to any one investment option must be at least $100.

   Once we receive the election in form satisfactory to us at our Life Servicing Office, transfers will begin on the second monthly deduction date following its receipt. If you have any questions with respect to this provision, call 1-800-732-5543.

   Once elected, the scheduled monthly transfer option will remain in effect for so long as you have at least $2,500 of your account value in the Money Market investment option, or until we receive written notice from you of cancellation of the option or notice of the death of the last surviving insured person. We reserve the right to modify, terminate or suspend the dollar cost averaging program at any time.

Telephone transfers and policy loans

   Once you have completed a written authorization, you may request a transfer or policy loan by telephone or by fax. If the fax request option becomes unavailable, another means of telecommunication will be substituted.

   If you authorize telephone transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

Effective date of other policy transactions

   The following transactions take effect on the policy anniversary on or next following the date we approve the request:

 . Total Sum Insured decreases

 . Additional Sum Insured increases

 . Change of death benefit option from Option B to Option A, when and if permitted by our administrative rules (see "Change of death benefit option" on page 19)

   Reinstatements of lapsed policies take effect on the monthly deduction date on or next following the date we approve the request for reinstatement.

   We process loans, surrenders, partial withdrawals and loan repayments as of the day we receive the request or repayment.

EFFECTS OF POLICY LOANS

   The account value, the surrender value, and any death benefit above the Total Sum Insured are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the investment options and placed in a special loan account. The investment options and the special loan account will generally have different rates of investment return.

   The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

   Whenever the outstanding loan exceeds 90% of your account value, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address) specifying the minimum amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period. Also, taking out a loan on the policy increases the risk that the policy may lapse because of the difference between the interest rate charged on the loan and the interest rate credited to the special loan account. Policy loans may also result in adverse tax consequences under certain circumstances (see "Tax considerations" beginning on page 40).

ADDITIONAL INFORMATION ABOUT HOW CERTAIN POLICY CHARGES WORK

Sales expenses and related charges

  The sales charges help to compensate us for the cost of selling our policies. (See "What charges will John Hancock deduct from my investment in the policy?" in the Basic Information section of this prospectus.) The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the sales charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the policies, or from our general assets. (See "How we market the policies" on page 39.) Similarly, administrative expenses not fully covered by the premium processing, issue and administrative charges may also be recovered from such other sources.

Effect of premium payment pattern

  You may structure the timing and amount of premium payments to minimize the sales charges, although doing so involves certain risks. Paying less than one Target Premium in the first policy year or paying more than one Target Premium in any policy year could reduce your total sales charges over time. For example, if the Target Premium was $10,000 and you paid a premium of $10,000 in each of the first ten policy years, you would pay total sales charges of $14,000. If you paid $20,000 (i.e., two times the Target Premium amount) in every other policy year up to the ninth policy year, you would pay total sales charges of only $9,750. However, delaying the payment of Target Premiums to later policy years could increase the risk that the guaranteed minimum death benefit feature will lapse and the account value will be insufficient to pay monthly policy charges as they come due. As a result, the policy or any Additional Sum Insured may lapse and eventually terminate. Conversely, accelerating the payment of Target Premiums to earlier policy years could cause aggregate premiums paid to exceed the policy's 7-pay premium limit and, as a result, cause the policy to become a modified endowment, with adverse tax consequences to you upon receipt of policy distributions. (See "Tax considerations" beginning on page 40.)

Monthly charges

  We deduct the monthly charges described in the Basic Information section from your policy's investment options in proportion to the amount of account value you have in each. For each month that we cannot deduct any charge because of insufficient account value, the uncollected charges will accumulate and be deducted when and if sufficient account value becomes available.

  The insurance under the policy continues in full force during any grace period but, if the last surviving insured person dies during the policy grace period, the amount of unpaid monthly charges is deducted from the death benefit otherwise payable.

Reduced charges for eligible classes

  The charges otherwise applicable may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums paid; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

HOW WE MARKET THE POLICIES

  John Hancock Funds, Inc. ("JHFI") and Signator Investors, Inc.("Signator") act as principal distributors of the policies sold through this prospectus. JHFI and Signator are each registered as a broker-dealer under the Securities Exchange Act of 1934, and each is a member of the National Association of Securities Dealers, Inc. JHFI's address is 101 Huntington Avenue, Boston, Massachusetts 02199. Signator's address is 200 Clarendon Street, John Hancock Place, Boston, Massachusetts 02117. JHFI and Signator are subsidiaries of John Hancock.

  You can purchase a policy through representatives of broker-dealers and certain financial institutions who have entered into selling agreements with JHFI and us, or with Signator and us. We pay compensation to these broker-dealers for promoting, marketing and selling our products through their representatives who are authorized by applicable law to sell variable life insurance polices. In turn, the broker-dealers pay a portion of the compensation to these representatives, under their own arrangements. The most common schedule of gross commissions (inclusive of overrides and expense allowance payments paid to such broker-dealers and financial institutions) is as follows:
 . 87.75% of first year premiums paid up to the Target Premium plus 5.85% of any excess premium payments,
 . 5% of premiums paid in policy years 2 through 4 up to the Target premium plus
  3% of any excess premium payments, and
 . 3% of all premium payments paid in policy years 5 through 10.

  In situations where the broker dealer provides some or all of the additional marketing services required, we may pay an additional gross first year commission of up to 20% of premiums paid up to the Target Premium. In such instances, we may also pay an additional gross renewal commission. The additional gross renewal commission would not be expected to exceed 0.10% of account value less policy loans in policy years 2 and thereafter. For limited periods of time, we may pay additional compensation to broker-dealers as part of special sales promotions.

  Signator also pays its branch office principals, who are also independent general agents of ours, for sales of the policies to Signator customers. In turn, the branch office principals pay a portion of their compensation to their assigned marketing representatives, under their own arrangments. The most common schedule of gross commission (inclusive of overrides and expense allowance payments paid to such branch office principals) is as follows:
 . 89% of the Target Premium paid in the first policy year, 10% of the Target
  Premium paid in each of policy years 2 through 4, and 3% of the Target Premium paid in each policy year thereafter,
 . 5.89% of any premium paid in the first policy year in excess of the Target
  Premium, and
 . 3% to 3.25% of any premium paid in any other policy year in excess of the Target Premium.

  Representatives who meet certain productivity and persistency standards may be eligible for additional compensation. From time to time, JHFI and Signator, at their expense, may provide significant additional amounts to financial services firms which sell or arrange for the sale of the policies. Such amounts may include, for example, financial assistance to financial services firms in connection with their conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for the public, advertising and sales campaigns regarding the policies, and/or other events or activities sponsored by the financial services firms.

   We offer these contracts on a continuous basis, but neither JHFI nor Signator is obligated to sell any particular amount of policies. JHFI and Signator also serve as principal underwriters for John Hancock Variable Annuity Accounts U, I and V, and John Hancock Variable Life Accounts S, U and V, all of which are registered under the 1940 Act. Signator is also the principal underwriter for the John Hancock Variable Series Trust I, and JHFI is the principal underwriter for the John Hancock Declaration Trust.

  We reimburse JHFI and Signator for certain direct and indirect expenses actually incurred in connection with the marketing of these contracts. John Hancock performs insurance underwriting and determines whether to accept or reject the application for a policy and each insured person's risk classification. Officers and employees of John Hancock are covered by a blanket bond by a commercial carrier in the amount of $25 million.

TAX CONSIDERATIONS

  This description of federal income tax consequences is only a brief summary and is not intended as tax advice. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax advisor. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively.

Policy proceeds

  We believe the policy will receive the same federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the "Code") defines life insurance for federal tax purposes. If certain standards are met at issue and over the life of the policy, the policy will satisfy that definition. We will monitor compliance with these standards.

  If the policy complies with the definition of life insurance, we believe the death benefit under the policy will be excludable from the beneficiary's gross income under the Code. In addition, increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until values are actually received through distributions. Distributions for tax purposes can include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership.

  In general, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. But under certain circumstances within the first 15 policy years, the owner may be taxed on a distribution even if total withdrawals do not exceed total premiums paid. Any taxable distribution will be ordinary income to the owner (rather than capital gains).

  We also believe that, except as noted below, loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, if the policy terminates for any reason, the amount of any outstanding loan that was not previously considered income will be treated as if it had been distributed to the owner upon such termination. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans, you might find yourself having to choose between high premium requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

  It is possible that, despite our monitoring, a policy might fail to qualify as life insurance under Section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if any of the funds failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income and gains under the policy for the period of the disqualification and for subsequent periods.

  In the past, the United States Treasury Department has stated that it anticipated issuing guidelines prescribing circumstances in which the ability of a policy owner to direct his or her investment to particular funds may cause the policy owner, rather than the insurance company, to be treated as the owner of the shares of those funds. In that case, any income and gains attributable to those shares would be included in your current gross income for federal income tax purposes. Under current law, however, we believe that we, and not the owner of a policy, would be considered the owner of the fund's shares for tax purposes.

  Tax consequences of ownership or receipt of policy proceeds under federal, state and local estate, inheritance, gift and other tax laws depend on the circumstances of each owner or beneficiary.

  Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.

7-pay premium limit

  At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

  The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a "modified endowment", which can have adverse tax consequences.

  The owner will be taxed on distributions and loans from a "modified endowment" to the extent of any income (gain) to the owner (on an income-first basis). The distributions and loans affected will be those made on or after, and within the two year period prior to, the time the policy becomes a modified endowment. Additionally, a 10% penalty tax may be imposed on taxable portions of such distributions or loans that are made before the owner attains age 591/2.

  Furthermore, any time there is a "material change" in a policy (such as an increase in Additional Sum Insured, the addition of certain other policy benefits after issue, a change in death benefit option, or reinstatement of a lapsed policy), the policy will have a new 7-pay limit as if it were a newly-issued policy. If a prescribed portion of the policy's then account value, plus all other premiums paid within 7 years after the material change, at any time exceed the new 7-pay limit, the policy will become a modified endowment.

  Moreover, if benefits under a policy are reduced (such as a reduction in the Total Sum Insured or death benefit or the reduction or cancellation of certain rider benefits), the 7-pay limit will be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the policy will become a modified endowment.

  All modified endowments issued by the same insurer (or its affiliates) to the owner during any calendar year generally will be treated as one contract for the purpose of applying the modified endowment rules. A policy received in exchange for a modified endowment will itself also be a modified endowment. You should consult your tax advisor if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 plans

  The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

REPORTS THAT YOU WILL RECEIVE

  At least annually, we will send you a statement setting forth the following information as of the end of the most recent reporting period: the amount of the death benefit, the Basic Sum Insured and the Additional Sum Insured, the account value, the portion of the account value in each investment option, the surrender value, premiums received and charges deducted from premiums since the last report, and any outstanding policy loan (and interest charged for the preceding policy year). Moreover, you also will receive confirmations of premium payments, transfers among investment options, policy loans, partial withdrawals and certain other policy transactions.

  Semiannually we will send you a report containing the financial statements of the Series Funds, including a list of securities held in each fund.

VOTING PRIVILEGES THAT YOU WILL HAVE

  All of the assets in the subaccounts of the Account are invested in shares of the corresponding funds of the Series Funds. We will vote the shares of each of the funds of a Series Fund which are deemed attributable to variable life insurance policies at regular and special meetings of the Series Fund's shareholders in accordance with instructions received from owners of such policies. Shares of the Series Fund held in the Account which are not attributable to such policies, as well as shares for which instructions from owners are not received, will be represented by us at the meeting. We will vote such shares for and against each matter in the same proportions as the votes based upon the instructions received from the owners of such policies.

  We determine the number of a fund's shares held in a subaccount attributable to each owner by dividing the amount of a policy's account value held in the subaccount by the net asset value of one share in the fund. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for a Series Fund's meeting. Owners of policies may give instructions regarding the election of the Board of Trustees or the Board of Directors of a Series Fund, ratification of the selection of independent auditors, approval of Series Fund investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions.

  However, we may, in certain limited circumstances permitted by the SEC's rules, disregard voting instructions. If we do disregard voting instructions, you will receive a summary of that action and the reasons for it in the next semi-annual report to owners.

CHANGES THAT JOHN HANCOCK CAN MAKE AS TO YOUR POLICY

Changes relating to a Series Fund or the Account

  The voting privileges described in this prospectus reflect our understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by John Hancock to be associated with the class of policies to which your policy belongs from the Account to another separate account or subaccount, (2) to operate the Account as a "management-type investment company" under the 1940 Act, or in any other form permitted by law, the investment adviser of which would be John Hancock or an affiliate, (3) to deregister the Account under the 1940 Act, (4) to substitute for the fund shares held by a subaccount any other investment permitted by law, and (5) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. We would notify owners of any of the foregoing changes and, to the extent legally required, obtain approval of owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

Other permissible changes

  We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

  In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. Such changes include the following:

 . Changes necessary to comply with or obtain or continue exemptions under the federal securities laws

 . Combining or removing investment options

 . Changes in the form of organization of any separate account

  Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

ADJUSTMENTS WE MAKE TO DEATH BENEFITS

  If either insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of either insured person, we will adjust the amount of any death benefit as described in the policy.

WHEN WE PAY POLICY PROCEEDS

General

  We will pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don't have information about the desired manner of payment within 7 days after the date we receive documentation of the death of the last surviving insured person, we will pay the proceeds as a single sum.

Delay to challenge coverage

  We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

  We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of separate account proceeds

  We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (b) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the SEC by order permits the delay for the protection of owners. Transfers and allocations of account value among the investment options may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

OTHER DETAILS ABOUT EXERCISING RIGHTS AND PAYING BENEFITS

Joint ownership

  If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Assigning your policy

  You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive notice of the assignment in good order. Nor are we responsible for the validity of the assignment. An absolute assignment is a change of ownership. All collateral assignees of record must consent to any full surrender, partial withdrawal or loan from the policy.

Your beneficiary

  You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the death of the last surviving insured person. You may change the beneficiary during that insured person's lifetime. Such a change requires the consent of any irrevocable named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we make before we receive it. For policies delivered or issued for delivery in New York, the new beneficiary designation will take effect as of the date we receive it. If no beneficiary is living when the last surviving insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

LEGAL MATTERS

  The legal validity of the policies described in this prospectus has been passed on by Ronald J. Bocage, Vice President and Counsel for John Hancock. The law firm of Foley & Lardner, Washington, D.C., has advised us on certain Federal securities law matters in connection with the policies.

REGISTRATION STATEMENT FILED WITH THE SEC

  This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

ACCOUNTING AND ACTUARIAL EXPERTS

  Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of John Hancock Life Insurance Company at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, and the financial statements of John Hancock Variable Life Insurance Account UV at December 31, 2000 and for each of the periods indicated therein, as set forth in their reports. We've included these financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

  Actuarial matters included in this prospectus have been examined by Paul J. Strong, F.S.A., an Actuary and Vice President of John Hancock.

FINANCIAL STATEMENTS OF JOHN HANCOCK AND THE ACCOUNT

  The financial statements of John Hancock included herein should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of John Hancock to meet its obligations under the policies.

  In addition to those financial statements of John Hancock and the Account included herein that have been audited by Ernst & Young LLP, this prospectus also contains unaudited financial statements of both John Hancock and the Account for a period subsequent to the audited financial statements.

            LIST OF DIRECTORS AND EXECUTIVE OFFICERS OF JOHN HANCOCK

  The Directors and Executive Officers of John Hancock and their principal occupations during the past five years are as follows:

Directors                                Principal Occupations
---------                                ---------------------
David F. D'Alessandro...  Chairman of the Board, President and Chief Executive
                          Officer, John Hancock
Foster L. Aborn.........  Director, formerly Vice Chairman of the Board and Chief
                          Investment Officer, John Hancock
I. MacAllister Booth....  Retired Chairman of the Board and Chief Executive
                          Officer, Polaroid Corporation (photographic products)
Wayne A. Budd...........  Executive Vice President and General Counsel, John
                          Hancock; formerly Group President, Bell Atlantic - New
                          England (telecommunications)
John M. Connors, Jr.....  Chairman and Chief Executive Officer and Director,
                          Hill, Holliday, Connors, Cosmopoulos, Inc.
                          (advertising).
John M. DeCiccio........  Executive Vice President and Chief Investment Officer,
                          John Hancock
Robert E. Fast..........  Senior Partner, Hale and Dorr (law firm)
Kathleen F. Feldstein     President, Economic Studies, Inc. (economic
                          consulting).
Nelson S. Gifford.......  Principal, Fleetwing Capital  (financial services)
Thomas P. Glynn.........  Chief Operating Officer, Partners HealthCare System
                          (health care)
Michael C. Hawley.......  Retired Chairman and Chief Executive Officer, The
                          Gillette Company (razors, etc.)
Edward H. Linde.........  President and Chief Executive Officer, Boston
                          Properties, Inc. (real estate)
Judith A.  McHale.......  President and Chief Operating Officer, Discovery
                          Communications, Inc. (multimedia communications)
R. Robert Popeo.........  Chairman, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo
                          (law firm)
Richard F. Syron........  Chairman and Chief Executive Officer, Thermo Electron
                          Corp. (scientific and industrial instruments)
Robert J. Tarr, Jr......  Formerly Chairman, President and Chief Executive
                          Officer, HomeRuns.com (online grocer)


Other Executive
---------------
Officers
--------
Thomas E. Moloney.......  Senior Executive Vice President and Chief Financial
                          Officer
Michael Bell............  Senior Executive Vice President - Retail; Founder and
                          Director of Monitor Company (management consulting)
Derek Chilvers..........  Executive Vice President; Chairman and Chief Executive
                          Officer of John Hancock International Holdings, Inc.
Maureen R. Ford.........  Executive Vice President; Chairman and Chief Executive
                          Officer of John Hancock Funds, Inc.
Barry J. Rubenstein.....  Vice President, Counsel and Secretary
Robert F. Walters.......  Executive Vice President and Chief Information Officer

  The business address   of all Directors and officers of John Hancock is John
Hancock Place, Boston, Massachusetts 02117.

                         UNAUDITED FINANCIAL STATEMENTS

                                      FOR

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                               THIRD QUARTER 2001

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEETS


                                                       SEPTEMBER 30
                                                           2001      DECEMBER 31
                                                       (UNAUDITED)      2000
                                                       ------------  -----------
                                                             (IN MILLIONS)
ASSETS
Investments
Fixed maturities:
 Held-to-maturity--at amortized cost
 (fair value: September 30--$1,843.6; December
 31--$11,651.2)......................................   $ 1,855.8      $11,888.6
 Available-for-sale--at fair value
 (cost: September 30--$31,548.9; December
 31--$15,790.3)......................................    32,465.8       16,023.5
 Trading securities--at fair value
 (cost: September 30--$16.5).........................        17.0             --
Equity securities:
 Available-for-sale--at fair value
 (cost: September 30--$830.9; December 31--$830.6)...       859.8        1,094.9
 Trading securities--at fair value
 (cost: September 30--$267.4; December 31--$193.4)...       249.0          231.6
Mortgage loans on real estate........................     8,846.4        8,968.9
Real estate..........................................       481.7          519.0
Policy loans.........................................       446.3          428.6
Short-term investments...............................       147.5          151.9
Other invested assets................................     1,251.3        1,353.0
                                                        ---------      ---------
  Total Investments..................................    46,620.6       40,660.0
Cash and cash equivalents............................     1,097.3        2,841.2
Accrued investment income............................       677.0          585.9
Premiums and accounts receivable.....................       202.9          210.8
Deferred policy acquisition costs....................     2,490.5        2,388.5
Reinsurance recoverable..............................     3,297.6        2,829.0
Other assets.........................................     2,613.6        2,100.6
Closed block assets--Note 6..........................    10,103.3        9,710.0
Separate accounts assets.............................    21,890.5       26,454.8
                                                        ---------      ---------
  Total Assets.......................................   $88,993.3      $87,780.8
                                                        =========      =========

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                       JOHN HANCOCK LIFE INSURANCE COMPANY

                                                                SEPTEMBER 30
                                                                    2001       DECEMBER 31
                                                                (UNAUDITED)       2000
                                                                ------------  -------------
                                                                      (IN MILLIONS)
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities
Future policy benefits........................................   $24,468.3      $22,996.4
Policyholders' funds..........................................    17,594.9       15,722.9
Unearned revenue..............................................       726.4          671.3
Unpaid claims and claim expense reserves......................       234.5          253.7
Dividends payable to policyholders............................       137.9          130.8
Short-term debt...............................................       250.3          245.3
Long-term debt................................................       715.8          534.0
Income taxes..................................................       793.4          428.8
Other liabilities.............................................     3,627.1        2,600.7
Closed block liabilities -- Note 6............................    12,273.2       12,035.9
Separate accounts liabilities.................................    21,890.5       26,454.8
                                                                 ---------      ---------
  Total Liabilities...........................................    82,712.3       82,074.6
Minority interest.............................................       293.6          290.3
Commitments and contingencies -- Note 5
Shareholder's Equity
Common stock, $10,000 par value; 1,000 shares authorized
 and outstanding..............................................        10.0           10.0
Additional paid in capital....................................     4,998.1        4,998.9
Retained earnings.............................................       588.8          330.1
Accumulated other comprehensive income........................       390.5           76.9
                                                                 ---------      ---------
  Total Shareholder's Equity..................................     5,987.4        5,415.9
                                                                 ---------      ---------
  Total Liabilities and Shareholder's Equity..................   $88,993.3      $87,780.8
                                                                 =========      =========


 The accompanying notes are an integral part of these unaudited consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME


                                                                                THREE MONTHS ENDED     NINE MONTHS ENDED
                                                                                   SEPTEMBER 30          SEPTEMBER 30
                                                                                -------------------   --------------------
                                                                                  2001       2000       2001        2000
                                                                                ---------  --------   ---------   --------
                                                                                   (IN MILLIONS)         (IN MILLIONS)
REVENUES
Premiums....................................................................    $  394.2   $  418.9   $1,266.1    $1,435.8
Universal life and investment-type product charges..........................       198.8      193.6      555.8       578.9
Net investment income.......................................................       821.9      792.0    2,460.2     2,408.6
Net realized investment and other gains (losses), net of related amortization of deferred policy acquisition costs and amounts credited to participating pension contractholders ($18.0
 and $(4.6) for the three months ended September 30, 2001 and
 2000 and $13.3 and $(7.9) for the nine months ended September
 30, 2001 and 2000, respectively)...........................................       (60.9)      (2.7)     (95.6)       78.7
Investment management revenues, commissions and other fees..................       143.7      180.7      450.2       596.3
Other revenue...............................................................        52.2        4.7      113.9        12.6
Contribution from the closed  block -- Note 6...............................        34.2       39.4       70.9        90.7
                                                                                --------   --------   --------    --------
 Total revenues.............................................................     1,584.1    1,626.6    4,821.5     5,201.6
Benefits and Expenses
Benefits to policyholders, excluding amounts related to net
 realized investment and other gains (losses) credited to
 participating pension  contractholders ($14.1 and $(4.0)
 for the three months ended September 30, 2001 and 2000
 and $15.0 and $(8.7) for the nine months ended
 September 30, 2001 and 2000, respectively).................................       925.4      896.4    2,746.3     2,854.0
Other operating costs and  expenses.........................................       344.6      360.1    1,086.0     1,154.0
Amortization of deferred policy acquisition costs, excluding amounts related to net realized investment and other gains
 (losses) ($3.9 and $(0.6) for  the three months ended
 September 30, 2001 and 2000 and $(1.7) and $0.8 for the
 nine months ended September 30, 2001 and 2000, respectively)...............        64.0       50.4      193.4       143.8
Dividends to policyholders..................................................        18.1       26.8       72.0       120.5
                                                                                --------   --------   --------    --------
  Total benefits and expenses...............................................     1,352.1    1,333.7    4,097.7     4,272.3
                                                                                --------   --------   --------    --------
Income before income taxes, minority interest and cumulative
 effect of accounting changes...............................................       232.0      292.9      723.8       929.3
Income taxes................................................................        59.5       90.5      204.8       298.7
                                                                                --------   --------   --------    --------
Income before minority interest and cumulative effect of
 accounting changes.........................................................       172.5      202.4      519.0       630.6
Minority interest...........................................................        (4.3)      (1.3)     (17.5)       (4.0)
                                                                                --------   --------   --------    --------
Income before cumulative effect of accounting changes.......................       168.2      201.1      501.5       626.6
Cumulative effect of accounting changes, net of taxes -- Note 1.............          --         --        7.2          --
                                                                                --------   --------   --------    --------
Net income..................................................................    $  168.2   $  201.1   $  508.7    $  626.6
                                                                                ========   ========   ========    ========

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

      UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

                            AND COMPREHENSIVE INCOME


                                                                                ACCUMULATED
                                                         ADDITIONAL                OTHER          TOTAL           SHARES
                                                 COMMON   PAID IN    RETAINED  COMPREHENSIVE  SHAREHOLDER'S    OUTSTANDING
                                                 STOCK    CAPITAL    EARNINGS     INCOME         EQUITY       (IN THOUSANDS)
                                                 ------  ----------  --------  -------------  -------------   --------------
                                                                               (IN MILLIONS)
BALANCE AT JULY 1, 2000........................  $10.0    $4,950.6   $ 381.5      $(92.8)       $5,249.3           1.0
Demutualization transaction....................               10.6                                  10.6
Comprehensive income:
 Net income....................................                        201.1                       201.1
Other comprehensive income, net of tax:
 Net unrealized gains (losses).................                                     51.1            51.1
 Foreign currency translation adjustment.......                                    (11.6)          (11.6)
 Minimum pension liability.....................                                     (5.5)           (5.5)
                                                                                                --------
Comprehensive income.                                                                              235.1
Dividend paid to parent company................                       (466.0)                     (466.0)
                                                 -----    --------   -------      ------        --------           ---
BALANCE AT SEPTEMBER 30, 2000..................  $10.0    $4,961.2   $ 116.6      $(58.8)       $5,029.0           1.0
                                                 =====    ========   =======      ======        ========           ===

BALANCE AT JULY 1, 2001........................  $10.0    $4,998.4   $ 420.6      $310.1        $5,739.1           1.0
Demutualization transaction....................               (0.3)                                 (0.3)
Comprehensive income:
 Net income....................................                        168.2                       168.2
Other comprehensive
 income, net of tax:
 Net unrealized gains (losses).................                                     70.4            70.4
 Net accumulated gains (losses) on cash
  flow hedges..................................                                     34.2            34.2
Foreign currency translation adjustment........                                    (18.2)          (18.2)
                                                                                                --------
Comprehensive income...........................                                                    254.6
Minority interest..............................                                     (6.0)          (6.0)
                                                 -----    --------   -------      ------        --------           ---
BALANCE AT SEPTEMBER 30, 2001..................  $10.0    $4,998.1   $ 588.8      $390.5        $5,987.4           1.0
                                                 =====    ========   =======      ======        ========           ===

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

      UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

                      AND COMPREHENSIVE INCOME (CONTINUED)

                                                                               ACCUMULATED
                                                     ADDITIONAL                  OTHER             TOTAL              SHARES
                                          COMMON       PAID IN    RETAINED   COMPREHENSIVE     SHAREHOLDER'S        OUTSTANDING
                                          STOCK        CAPITAL    EARNINGS       INCOME            EQUITY          (IN THOUSANDS)
                                      -------------  ----------  ----------  -------------  -------------------  ------------------
                                                                              (IN MILLIONS)
BALANCE AT JANUARY 1, 2000 .........             --         --   $ 4,782.9      $(29.7)          $      4,753.2                  --
Demutualization transaction ........  $        10.0   $4,961.2    (4,826.9)                               144.3                 1.0
Comprehensive income:
 Net income before
  demutualization ..................                                  44.0                                 44.0
 Net income after demutualization                                    582.6                                582.6
                                                                 ---------                  -------------------
 Net income for the period .........                                 626.6                                626.6
Other comprehensive income, net
 of tax:
 Net unrealized gains (losses) .....                                               6.3                      6.3
 Foreign currency translation
  adjustment .......................                                             (18.9)                   (18.9)
 Minimum pension liability .........                                             (16.5)                   (16.5)
                                                                                            -------------------
Comprehensive income ...............                                                                      597.5
Dividend paid to parent company ....                                (466.0)                              (466.0)
                                      -------------   --------   ---------      ------      -------------------   -----------------
BALANCE AT SEPTEMBER 30, 2000 ......  $        10.0   $4,961.2   $   116.6      $(58.8)          $      5,029.0                 1.0
                                      =============   ========   =========      ======      ===================   =================

BALANCE AT JANUARY 1, 2001 .........  $        10.0   $4,998.9   $   330.1      $ 76.9           $      5,415.9                 1.0
Demutualization transaction ........           (0.8)                                                       (0.8)
Comprehensive income:
 Net income ........................                                 508.7                                508.7
Other comprehensive income, net
 of tax:
 Net unrealized gains (losses) .....                                              76.1                     76.1
 Net accumulated gains (losses) on
  cash flow hedges .................                                              14.2                     14.2
 Foreign currency translation
  adjustment .......................                                             (21.5)                   (21.5)
                                                                                                         ------
Comprehensive income.                                                                                    577.5
Dividend paid to parent company ....                                (250.0)                              (250.0)
Change in accounting principle                                                   227.6                    227.6
Minority interest ..................                                              17.2                     17.2
                                      -------------   --------   ---------      ------      -------------------   -----------------
BALANCE AT SEPTEMBER 30, 2001 ......  $       10.0    $4,998.1   $   588.8      $390.5           $      5,987.4                 1.0
                                      =============   ========   =========      ======      ===================   =================

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             NINE MONTHS ENDED
                                                                                SEPTEMBER 30
                                                                          -----------------------
                                                                             2001         2000
                                                                          -----------  ----------
                                                                              (IN MILLIONS)
Cash flows from operating activities:
 Net income ...........................................................   $    508.7    $   626.6
  Adjustments to reconcile net income to net cash
   provided by operating activities:
   Amortization of discount--fixed maturities .........................       (119.7)       (85.9)
   Realized investment and other (gains) losses, net                            95.6        (78.7)
   Change in deferred policy acquisition costs ........................       (212.4)      (131.7)
   Depreciation and amortization ......................................         95.4         80.3
   Net cash flows from trading securities .............................        (34.4)      (142.4)
   Increase in accrued investment income ..............................        (91.1)      (100.6)
   Decrease (increase) in premiums and accounts
    receivable ........................................................          7.9        (25.1)
   Increase in other assets and other liabilities,
    net ...............................................................       (154.4)      (559.9)
   Increase in policy liabilities and accruals, net                          1,257.0      1,291.3
   Increase in income taxes ...........................................        267.1        300.4
   Initial cash transferred to the closed block .......................           --       (158.6)
   Contribution from the closed block .................................        (70.9)       (90.7)
                                                                          ----------    ---------
    Net cash provided by operating activities .........................      1,548.8        925.0
Cash flows from investing activities:
 Sales of:
  Fixed maturities available-for-sale .................................     14,207.0      4,242.7
  Equity securities available-for-sale ................................        329.5        257.3
  Real estate .........................................................          4.3         49.5
  Short-term investments and other invested assets.                            118.6         24.5
 Maturities, prepayments and scheduled redemptions
  of:
  Fixed maturities held-to-maturity ...................................        161.1      1,216.9
  Fixed maturities available-for-sale .................................      1,988.0      1,149.9
  Short-term investments and other invested assets ....................        112.6        406.6
  Mortgage loans on real estate .......................................        917.6        953.4
 Purchases of:
  Fixed maturities held-to-maturity ...................................        (31.6)    (1,292.9)
  Fixed maturities available-for-sale .................................    (21,448.3)    (6,232.5)
  Equity securities available-for-sale ................................       (241.4)      (194.4)
  Real estate .........................................................         (5.5)       (48.0)
  Short-term investments and other invested assets ....................       (400.3)      (568.8)
  Mortgage loans on real estate issued ................................     (1,001.3)    (1,290.8)
  Cash (paid) received related to acquisition of
   business ...........................................................        (41.0)       141.3
  Cash received on sale of subsidiary .................................         12.8           --
  Other, net ..........................................................         35.4         25.6
                                                                          ----------    ---------
   Net cash used in investing activities ..............................   $ (5,282.5)   $(1,159.7)
                                                                          ==========    =========

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                                                      NINE MONTHS ENDED
                                                                                         SEPTEMBER 30
                                                                                   ------------------------
                                                                                      2001         2000
                                                                                   ----------   -----------
                                                                                       (IN MILLIONS)
Cash flows from financing activities:
 Issuance of common stock.......................................................   $      --    $    10.0
 Contribution from parent.......................................................          --      1,589.0
 Payments to eligible policyholders under Plan of Reorganization ...............          --     (1,067.0)
 Dividends paid to parent.......................................................      (250.0)      (200.0)
 Universal life and investment-type contract deposits...........................     8,256.9      5,250.3
 Universal life and investment-type contract maturities and withdrawals.........   (6,142.6)    (5,435.8)
 Issuance of short-term debt....................................................       160.4           --
 Issuance of long-term debt.....................................................       145.2         20.0
 Repayment of long-term debt....................................................      (14.0)       (73.2)
 Net (decrease) increase in commercial paper....................................      (166.1)        64.6
                                                                                   ---------    ---------
  Net cash provided by financing activities.....................................     1,989.8        157.9
                                                                                   ---------    ---------
  Net decrease in cash and cash equivalents.....................................   (1,743.9)       (76.8)
Cash and cash equivalents at beginning of year..................................     2,841.2      1,797.7
                                                                                   ---------    ---------
Cash and cash equivalents at end of period .....................................   $ 1,097.3    $ 1,720.9
                                                                                   =========    =========

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The accompanying unaudited consolidated financial statements of John Hancock Life Insurance Company, Inc. (the Company) have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, these unaudited consolidated financial statements contain all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of the financial position and results of operations. Operating results for the three and nine month periods ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. These unaudited consolidated financial statements should be read in conjunction with the Company's annual audited financial statements as of December 31, 2000 included in the Company's Form 10-K for the year ended December 31, 2000 filed with the United States Securities and Exchange Commission (hereafter referred to as the Company's 2000 Form 10-K).

  The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

 Reorganization and Initial Public Offering

  In connection with John Hancock Mutual Life Insurance Company's (the Mutual Company) Plan of Reorganization (the Plan), effective February 1, 2000, the Mutual Company converted from a mutual life insurance company to a stock life insurance company (i.e. demutualized) and became a wholly-owned subsidiary of John Hancock Financial Services, Inc. (JHFS), which is a holding company. All policyholder membership interests in the Mutual Company were extinguished on that date and eligible policyholders of the Mutual Company received, in the aggregate, 212.8 million shares of common stock, $1,438.7 million of cash and $43.7 million of policy credits as compensation. In addition, the Company established a closed block to fund the guaranteed benefits and dividends of certain participating insurance policies. In connection with the Plan, the Mutual Company changed its name to John Hancock Life Insurance Company.

  In addition, on February 1, 2000, JHFS, the parent company, completed its initial public offering (IPO) in which 102.0 million shares of common stock were issued at a price of $17.00 per share. Net proceeds from the IPO were $1,657.7 million, of which $105.7 million was retained by JHFS and $1,552.0 million was contributed to the Company.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

 Cumulative Effect of Accounting Changes

  During the first quarter of 2001, the Company changed the method of accounting for the recognition of deferred gains and losses considered in the calculation of the annual expense for its employee pension plan under Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions," and for its postretirement health and welfare plans under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company changed the method of recognizing gains and losses from deferral within a 10% corridor and amortization of gains outside this corridor over the future working careers of the participants to deferral within a 5% corridor and amortization of gains and losses outside this corridor over the future working careers of the participants. The new method is preferable because in the Company's situation, it produces results that more closely match current economic realities of the Company's retirement and welfare plans through the use of the current fair values of assets while still mitigating the impact of extreme gains and losses. As a result, on January 1, 2001, the Company recorded a credit of $18.6 million (net of tax of $9.9 million), related to its employee benefit pension plans, and a credit of $4.7 million (net of tax of $2.6 million), related to its postretirement health and welfare plans. The total credit recorded as a cumulative effect of an accounting change was $23.3 million (net of tax of $12.5 million) for the nine months ended September 30, 2001. This change in accounting increased net income for the three and nine month periods ended September 30, 2001 by $1.1 million and $3.3 million, respectively. The pro forma results, assuming this change in accounting had taken place as of the beginning of 2000, would not be materially different from the reported results.

  In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement 133." This Statement amends SFAS No. 133 to defer its effective date for one year, to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." This Statement makes certain changes in the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133. As amended, SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. Special accounting for qualifying hedges provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding change in value of the hedged item. If the derivative is accounted for as a hedge, depending on the nature of the hedge, the change in the fair value of derivatives is either offset against the change in the fair value of the hedged asset, liability or firm commitment through earnings or recognized in other comprehensive income until the change in value of the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized immediately in earnings and is included in net realized and other investment gains. As a result, such amounts are not included in the determination of the Company's segment after-tax operating income. In addition, SFAS No. 133, as amended, precludes the designation of held-to-maturity fixed maturity investment securities as hedged items in hedging relationships where the hedged risk is interest rate risk.

  On January 1, 2001, the Company adopted SFAS No. 133, as amended. The Company's risk management philosophy has not changed as a result of adoption of the Statement. The adoption of SFAS No. 133, as amended, resulted in a charge to operations accounted for as a cumulative effect of accounting change of $16.1 million (net of tax of $8.3 million) as of January 1, 2001. In addition, as of January 1, 2001, a $227.6 million (net of tax of $122.6 million) cumulative effect of accounting change was recorded in other comprehensive income for (1) the transition adjustment in the adoption of SFAS 133, as amended, an increase of $40.5 million (net of tax of $21.8 million), and (2) the reclassification of certain securities from the held-to-maturity category to the available-for-sale category, an increase of $187.1 million (net of tax of $100.8 million).

                      JOHN HANCOCK LIFE INSURANCE COMPANY

 New Accounting Pronouncements

  In July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that all business combinations be accounted for under a single method--the purchase method. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also clarifies the criteria to recognize intangible assets separately from goodwill. SFAS No. 141 is effective for business combinations initiated after June 30, 2001.

  In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and other intangible assets deemed to have indefinite lives no longer be amortized to earnings, but instead be reviewed at least annually for impairment. Intangible assets with definite lives will continue to be amortized over their useful lives. SFAS No. 142 will be effective January 1, 2002. The Company estimates that adoption of SFAS No. 142 will result in an increase in net income of approximately $10-15 million for the year ended December 31, 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill as of January 1, 2002 based on the guidance in SFAS No. 142. The Company does not expect the impact of these impairment tests on its earnings or financial position to be material.

  In September 2001, the FASB's Emerging Issues Task Force reached a consensus on Issue 01-10-- "Accounting for the Impact of the Terrorist Attacks of September 11, 2001." Issue 01-10 presents guidance relative to accounting for and financial reporting of the events of September 11, 2001 (the Events), including both how and when to measure, record and report losses and any resulting liabilities which are directly attributable to the Events. Based on a comprehensive review of the Company's operations, the Company believes that the Events had no material financial impact on the earnings or financial position of the Company.

  In December 2000, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts", (SOP 00-3). SOP 00-3, which was adopted with respect to accounting for demutualization expenses by the Company effective December 15, 2000, requires that demutualization related expenses be classified as a single line item within income from continuing operations and should not be classified as an extraordinary item. The adoption of SOP 00-3 resulted in the reclassification of demutualization expenses previously recorded as an extraordinary item in the nine month period ended September 30, 2000 of $10.3 million (net of tax of $0.4 million). There were no demutualization expenses for the three or nine months ended September 30, 2001. The remaining provisions of this SOP, which will require (1) the inclusion of all closed block activity together with all other assets, liabilities, revenues and expenses and
(2) recognition of a policyholder dividend obligation that represents cumulative actual closed block earnings in excess of expected periodic amounts calculated at the date of the demutualization, are effective no later than December 31, 2001. See Note 6 for a summary description of the closed block assets, liabilities, revenues and expenses, which do not include the policyholder dividend obligation that will be required in 2001. The Company currently is evaluating the effect that establishing the policyholder dividend obligation will have on its results of operations and financial position. That impact is not known at this time.

 Reclassifications

  During the third quarter of 2001, the Company began classifying investment returns related to equity indexed universal life insurance policies sold through The Maritime Life Assurance Company (Maritime), a majority-owned subsidiary of the Company, with benefits to policyholders and reclassified prior period balances from net investment income to benefits to policyholders. See Note 7 to the unaudited consolidated financial statements, Derivative and Hedging Instruments in the section entitled Derivatives Not Designated as Hedging Instruments.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

 Codification

  In March 1998, the National Association of Insurance Commissioners (NAIC) adopted codified statutory accounting principles (Codification) effective January 1, 2001. Codification changes prescribe statutory accounting practices and results in changes to the accounting practices that the Company and its domestic life insurance subsidiaries use to prepare their statutory-basis financial statements. The states of domicile of these subsidiaries adopted Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results effective January 1, 2001. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification is reported as an adjustment to surplus in the statutory-basis financial statements as of January 1, 2001. Although the implementation of Codification reduced the Company's domestic life insurance subsidiaries' statutory-basis capital and surplus, these subsidiaries remain in compliance with all regulatory and contractual obligations.

 Recent Acquisitions

  On October 1, 2001, The Maritime Life Assurance Company (Maritime), a majority-owned Canadian subsidiary of the Company, completed its purchase of the shares of Royal & Sun Alliance Life Insurance Company of Canada ("RSAF") for an amount of approximately $149.9 million, financed primarily by a public debt offering in Canada. RSAF's business includes life insurance, guaranteed interest savings and retirement products and segregated funds. The Company believes that this purchase will strengthen its competitive position in the Canadian market. The proforma results for the periods ending September 30, 2001 and 2000, assuming the acquisitions of RSAF had taken place as of the beginning of 2001 and 2000, respectively, would not be materially different from the reported results.

  On April 2, 2001, a subsidiary of the Company, Signature Fruit Company, LLC (Signature Fruit), acquired certain assets and assumed certain liabilities out of bankruptcy proceedings of Tri Valley Growers, Inc., a cooperative association. The transaction was accounted for as a purchase and the results of operations are included in the accompanying financial statements since the date of acquisition. The fair values of assets acquired and liabilities assumed were $252.1 million and $199.1 million, respectively. The net losses related to the acquired operations included in the Company's results for the three and nine month periods ended September 30, 2001 were $2.7 million and $4.0 million, respectively. The pro forma results for the three and nine month periods ended September 30, 2001 and 2000, respectively, assuming the acquisition had taken place at the beginning of the periods presented, would not be materially different from the reported results.

  On March 1, 2000, the Company acquired the individual long-term care insurance business of Fortis, Inc. (Fortis). The pro forma results for the three and nine month periods ended September 30, 2000, assuming the acquisition of Fortis had taken place as of the beginning of 2000, would not be materially different from the reported results.

NOTE 2. TRANSACTIONS WITH PARENT

  The Company provides JHFS with personnel, property and facilities in carrying out certain of its corporate functions. The Company annually determines a fee for these services and facilities based on a number of criteria. The amount of service fee charged to JHFS was $5.9 million and $22.6 million for the three and nine month periods ended September 30, 2001, respectively. No such service fee was charged to JHFS during the comparable prior year periods. During the nine month periods ended September 30, 2001 and 2000, the Company declared dividends to JHFS of $250.0 million and $466.0 million, respectively, of which $266.0 million was unpaid at September 30, 2000.

  On November 5, 2001, the Board of Directors of the Company approved a plan whereby the Company will dividend its ownership of Direct Foreign Operations
(DFO) and its remaining 55% ownership of Maritime to JHFS. In addition, the board approved the payment by the Company to JHFS of a cash dividend of approximately $11.0 million. The Company expects to complete these transactions in the fourth quarter of 2001.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

NOTE 3. SEGMENT INFORMATION

  The Company operates in the following five business segments: two segments primarily serve retail customers, two segments serve institutional customers and our fifth segment is the Corporate and Other Segment, which includes our international operations. Our retail segments are the Protection Segment and the Asset Gathering Segment. Our institutional segments are the Guaranteed and Structured Financial Products Segment (G&SFP) and the Investment Management Segment. For additional information about the Company's business segments, refer to the Company's 2000 Form 10-K, as amended.

  The following tables summarize selected financial information by segment for the three and nine month periods ended or as of September 30, 2001 and 2000, respectively, and reconciles segment revenues and segment after-tax operating income to amounts reported in the unaudited consolidated statements of income (in millions). Included in the Protection Segment for 2001 are the closed block assets and liabilities, as well as the contribution from the closed block, which is reflected in "Revenues" in the table below (see Note 6).

                                                   RETAIL                    INSTITUTIONAL
                                        RETAIL      ASSET     INSTITUTIONAL   INVESTMENT    CORPORATE
                                      PROTECTION  GATHERING       G&SFP      MANAGEMENT     AND OTHER    CONSOLIDATED
                                      ----------  ----------  -------------  -------------  ----------  --------------
AS OF OR FOR THE THREE MONTHS ENDED
 SEPTEMBER 30, 2001
REVENUES:
 Segment revenues ..................  $   395.2   $   296.2    $   474.2       $   33.2     $   441.2     $ 1,640.0
 Net realized investment and other
  gains (losses), net ..............       (0.9)        9.7        (57.8)            --          (6.9)        (55.9)
                                      ---------   ---------    ---------       --------     ---------     ---------
 Revenues ..........................  $   394.3   $   305.9    $   416.4       $   33.2     $   434.3     $ 1,584.1
                                      =========   =========    =========       ========     =========     =========
 Net investment income .............  $   150.3   $   130.9    $   455.3       $    8.9     $    76.5     $   821.9
NET INCOME:
 Segment after-tax operating
  income ...........................       67.4        41.0         62.9            7.0          23.8         202.1
 Net realized investment and other
  gains (losses), net ..............       (0.4)        6.6        (36.9)            --          (4.0)        (34.7)
 Restructuring charges .............       (1.0)       (0.3)          --           (0.2)         (1.5)         (3.0)
 Surplus tax .......................        1.5          --          2.1             --           0.2           3.8
                                      ---------   ---------    ---------       --------     ---------     ---------
 Net income ........................  $    67.5   $    47.3    $    28.1       $    6.8          18.5     $   168.2
                                      =========   =========    =========       ========     =========     =========
SUPPLEMENTAL INFORMATION:
 Inter-segment revenues ............         --          --           --       $    6.5     $    (6.5)           --
 Equity in net income of investees
  accounted for by the equity
  method ...........................  $     5.1   $     2.2    $     7.9            3.4          (7.3)    $    11.3
 Amortization of deferred policy
  acquisition costs, excluding
  amounts related to net realized
  investment gains (losses) ........       31.4        22.5          0.4             --           9.7          64.0
 Segment assets ....................  $27,676.6   $13,835.4    $32,373.3       $2,792.9     $12,315.1     $88,993.3

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                      RETAIL                   INSTITUTIONAL
                                          RETAIL      ASSET     INSTITUTIONAL   INVESTMENT    CORPORATE
                                        PROTECTION  GATHERING       G&SFP       MANAGEMENT    AND OTHER    CONSOLIDATED
                                        ----------  ----------  -------------  -------------  ----------  --------------
AS OF OR FOR THE THREE MONTHS
 ENDED SEPTEMBER 30, 2000
REVENUES:
 Segment revenues ..................    $   379.9   $   297.2    $   483.5       $   45.4     $   421.8     $ 1,627.8
 (Net realized investment and
  other gains losses), net .........         (2.9)        4.2        (18.0)           1.1          14.4          (1.2)
                                        ---------   ---------    ---------       --------     ---------     ---------
 Revenues ..........................    $   377.0   $   301.4    $   465.5       $   46.5     $   436.2     $ 1,626.6
                                        =========   =========    =========       ========     =========     =========
Net investment income ..............    $   141.2   $   111.5    $   438.2       $    7.0     $    94.1     $   792.0
NET INCOME:
 Segment after-tax operating
  income ...........................         71.6        38.4         52.3            7.8          28.8         198.9
 Net realized investment and
  other gains (losses), net ........         (1.9)        2.6        (11.3)           0.7           7.2          (2.7)
 Restructuring charges .............         (1.8)       (0.4)        (0.1)            --          (0.1)         (2.4)
 Surplus tax .......................          5.5         0.4          4.0             --          (2.6)          7.3
                                        ---------   ---------    ---------       --------     ---------     ---------
 Net income ........................    $    73.4   $    41.0    $    44.9       $    8.5     $    33.3     $   201.1
                                        =========   =========    =========       ========     =========     =========
SUPPLEMENTAL INFORMATION:
 Inter-segment revenues ............           --          --           --       $    9.7     $    (9.7)           --
 Equity in net income of
  investees accounted for by the
  equity method ....................    $    (2.8)  $    (1.5)   $    (0.4)          (2.5)         13.1     $     5.9
 Amortization of deferred policy
  acquisition costs, excluding
  amounts related to net
  realized investment gains
  (losses) .........................         21.2        17.5          0.8             --          10.9          50.4
 Segment assets ....................    $27,175.7   $14,439.1    $31,061.8       $2,149.6     $12,124.3     $86,950.5

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                              RETAIL                   INSTITUTIONAL
                                                  RETAIL      ASSET     INSTITUTIONAL   INVESTMENT    CORPORATE
                                                PROTECTION  GATHERING       G&SFP       MANAGEMENT    AND OTHER    CONSOLIDATED
                                                ----------  ----------  -------------  -------------  ----------  --------------
AS OF OR FOR THE NINE MONTHS
 ENDED SEPTEMBER 30, 2001
REVENUES:
 Segment revenues ...........................   $ 1,131.3   $   880.0    $ 1,462.6       $   99.7     $ 1,350.2     $ 4,923.8
 Net realized investment and other
   gains (losses), net ......................       (38.8)       (1.5)       (81.3)          (0.1)         19.4        (102.3)
                                                ---------   ---------    ---------       --------     ---------    ----------
 Revenues ...................................   $ 1,092.5   $   878.5    $ 1,381.3       $   99.6     $ 1,369.6     $ 4,821.5
                                                =========   =========    =========       ========     =========    ==========
 Net investment income ......................   $   440.2   $   373.5    $ 1,386.5       $   18.1     $   241.9     $ 2,460.2
NET INCOME:
 Segment after-tax operating income. ........       212.9       109.9        180.2           17.0          63.7         583.7
 Net realized investment and other gains
   (losses), net ............................       (24.0)         --        (51.3)          (0.1)         11.7         (63.7)
 Restructuring charges ......................        (3.8)      (15.4)        (0.7)          (0.7)         (1.7)        (22.3)
 Cumulative effect of accounting changes ....        11.7        (0.5)        (1.2)          (0.2)         (2.6)          7.2
 Surplus tax ................................         1.5          --          2.1             --           0.2           3.8
                                                ---------   ---------    ---------       --------     ---------    ----------
 Net income .................................   $   198.3   $    94.0    $   129.1       $   16.0     $    71.3     $   508.7
                                                =========   =========    =========       ========     =========    ==========
SUPPLEMENTAL INFORMATION:
 Inter-segment revenues .....................          --          --           --       $   21.2     $   (21.2)           --
 Equity in net income of investees accounted
  for by the equity method ..................   $     9.9   $     6.1    $    16.0            3.8          21.0          56.8
 Amortization of deferred policy
  acquisition costs, excluding
  amounts related to net
  realized investment gains (losses) ........        83.3        59.5          1.9             --          48.7         193.4
 Segment assets .............................   $27,676.6   $13,835.4    $32,373.3       $2,792.9     $12,315.1     $88,993.3

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                        RETAIL                   INSTITUTIONAL
                                            RETAIL      ASSET     INSTITUTIONAL   INVESTMENT    CORPORATE
                                          PROTECTION  GATHERING       G&SFP       MANAGEMENT    AND OTHER    CONSOLIDATED
                                          ----------  ----------  -------------  -------------  ----------  --------------
AS OF OR FOR THE NINE MONTHS
 ENDED SEPTEMBER 30, 2000
REVENUES:
 Segment revenues ....................    $ 1,169.1   $   894.1    $ 1,583.0       $  173.3     $ 1,304.0     $ 5,123.5
 Net realized investment and
  other gains (losses), net ..........         11.6        10.1        (38.9)           1.7          93.6          78.1
                                          ---------   ---------    ---------       --------     ---------     ---------
 Revenues ............................    $ 1,180.7   $   904.2    $ 1,544.1       $  175.0     $ 1,397.6     $ 5,201.6
                                          =========   =========    =========       ========     =========     =========
 Net investment income ...............    $   456.9   $   327.4    $ 1,287.0       $   17.3     $   320.0     $ 2,408.6
NET INCOME:
 Segment after-tax operating income ..        195.4       104.0        161.6           40.2          78.8         580.0
 Net realized investment and
  other gains (losses), net ..........          7.1         6.3        (24.4)           1.0          57.4          47.4
 Restructuring charges ...............         (5.4)       (1.4)        (2.3)            --          (1.0)        (10.1)
 Group pension dividend transfer .....           --          --          5.7             --            --           5.7
 Demutualization expenses ............         (0.2)       (0.1)        (0.2)            --          (0.2)         (0.7)
 Other demutualization related costs .         (6.7)       (1.4)        (1.7)            --          (0.4)        (10.2)
 Surplus tax .........................          8.4         0.5          5.5             --           0.1          14.5
                                          ---------   ---------    ---------       --------     ---------     ---------
 Net income ..........................    $   198.6   $   107.9    $   144.2       $   41.2     $   134.7     $   626.6
                                          =========   =========    =========       ========     =========     =========
SUPPLEMENTAL INFORMATION:
 Inter-segment revenues ..............           --          --           --       $   31.2     $   (31.2)           --
 Equity in net income of
  investees accounted for by the
  equity method ......................    $     2.9   $     1.7    $     5.9            5.5          71.6     $    87.6
 Amortization of deferred policy
  acquisition costs, excluding
  amounts related to net
  realized investment gains
  (losses) ...........................         46.9        53.6          2.2             --          41.1         143.8
 Segment assets ......................    $27,175.7   $14,439.1    $31,061.8       $2,149.6     $12,124.3     $86,950.5

NOTE 4. SEVERANCE

     As part of JHFS's on-going Competitive Position Project, the Company participated in a restructuring plan to reduce costs and increase future operating efficiency by consolidating portions of its operations. The plan consists primarily of reducing staff in the home office and terminating certain operations outside the home office.

     In connection with the restructuring plan, approximately 798 employees have been or will be terminated. As of September 30, 2001 and December 31, 2000, the liability for employee termination costs, included in other liabilities was $19.3 million and $20.6 million, respectively. Employee termination costs, included in other operating costs and expenses, were $4.4 million and $3.6 million for the three months ended September 30, 2001 and 2000 and $35.0 million and $16.6 million for the nine months ended September 30, 2001 and 2000, respectively. Of the total number of employees affected, approximately 794 employees were terminated as of September 30, 2001, having received benefit payments of approximately $62.1 million.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

NOTE 5. CONTINGENCIES

  In the normal course of its business operations, the Company is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of September 30, 2001. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of the Company.

  During 1997, the Company entered into a court-approved settlement relating to a class action lawsuit involving certain individual life insurance policies sold from 1979 through 1996. In entering into the settlement, the Company specifically denied any wrongdoing. The total reserve held in connection with the settlement to provide for relief to class members and for legal and administrative costs associated with the settlement amounted to $43.1 million and $224.0 million at September 30, 2001 and December 31, 2000, respectively. There were no additional reserves recorded related to the settlement for the three and nine month periods ended September 30, 2001 and 2000. The estimated reserve is based on a number of factors, including the estimated cost per claim and the estimated costs to administer the claims.

  During 1996, management determined that it was probable that a settlement would occur and that a minimum loss amount could be reasonably estimated. Accordingly, the Company recorded its best estimate based on the information available at the time. The terms of the settlement agreement were negotiated throughout 1997 and approved by the court on December 31, 1997. In accordance with the terms of the settlement agreement, the Company contacted class members during 1998 to determine the actual type of relief to be sought by class members. The majority of the responses from class members were received by the fourth quarter of 1998. The type of relief sought by class members differed from the Company's previous estimates, primarily due to additional outreach activities by regulatory authorities during 1998 encouraging class members to consider alternative dispute resolution relief. In 1999, the Company updated its estimate of the cost of claims subject to alternative dispute resolution relief and revised its reserve estimate accordingly.

  Given the uncertainties associated with estimating the reserve, it is reasonably possible that the final cost of the settlement could differ materially from the amounts presently provided for by the Company. The Company will continue to update its estimate of the final cost of the settlement as the claims are processed and more specific information is developed, particularly as the actual cost of the claims subject to alternative dispute resolution becomes available. However, based on information available at the time, and the uncertainties associated with the final claim processing and alternative dispute resolution, the range of any additional cost related to the settlement cannot be estimated with precision.

  On February 28, 1997, the Company sold a major portion of its group insurance business to UNICARE Life & Health Insurance Company (UNICARE), a wholly owned subsidiary of WellPoint Health Networks, Inc. The business sold included the Company's group accident and health business and related group life business and Cost Care, Inc., Hancock Association Services Group and Tri-State, Inc., all of which were indirect wholly owned subsidiaries of the Company. The Company retained its group long-term care insurance operations. The insurance business sold was transferred to UNICARE through a 100% coinsurance agreement. The Company secured a $397.0 million letter of credit facility with a group of banks. The banks have agreed to issue a letter of credit to the Company pursuant to which the Company may draw up to $397.0 million for any claims not satisfied by UNICARE under the coinsurance agreement after the Company has incurred the first $113.0 million of losses from such claims. The amount available pursuant to the letter of credit agreement and any letter of credit issued thereunder automatically will be reduced on a scheduled basis consistent with the anticipated run-off of liabilities related to the business reinsured under the coinsurance agreement. The letter of credit facility was reduced to $127.0 million on March 1, 2001. The letter of credit facility and any letter of credit issued thereunder are scheduled to expire on March 1, 2002. The Company remains liable to its policyholders to the extent that UNICARE does not meet its contractual obligations under the coinsurance agreement.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  Through the Company's group health insurance operations, the Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance, a portion of which was originated through a pool managed by Unicover Managers, Inc. Under these arrangements, the Company both assumed risks as a reinsurer and also passed 95% of these risks on to other companies. This business had originally been reinsured by a number of different companies and has become the subject of widespread disputes. The disputes concern the placement of the business with reinsurers and recovery of the reinsurance. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business. The risk to the Company is that other companies that reinsured the business from the Company may seek to avoid their reinsurance obligations. However, the Company believes that it has a reasonable legal position in this matter. During the fourth quarter of 1999 and early 2000, the Company received additional information about its exposure to losses under the various reinsurance programs. As a result of this additional information and in connection with global settlement discussions initiated in late 1999 with other parties involved in the reinsurance programs, during the fourth quarter of 1999 the Company recognized a charge for uncollectable reinsurance of $133.7 million, after tax, as its best estimate of its remaining loss exposure. The Company believes that any exposure to loss from this issue, in addition to amounts already provided for as of September 30, 2001, would not be material.

  Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectable. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics of the reinsurers.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

NOTE 6. CLOSED BLOCK

  Under the Plan, the Company created a closed block for the benefit of policies included therein. The following table sets forth certain summarized financial information relating to the closed block as of the dates indicated:

                                                                SEPTEMBER 30   DECEMBER 31
                                                                    2001          2000
                                                                ------------  -------------
                                                                      (IN MILLIONS)
ASSETS
Investments
Fixed maturities:
 Held-to-maturity--at amortized cost
 (fair value: September 30--$106.1; December
  31--$2,327.4) ............................................     $   108.1      $ 2,269.9
 Available-for-sale-at fair value
 (cost: September 30--$5,101.6; December
  31--$2,378.7) ............................................       5,298.5        2,353.0
Equity securities:
 Available-for-sale--at fair value
 (cost: September 30--$10.3; December 31--$5.3) ............          11.5            6.3
Mortgage loans on real estate ..............................       1,831.4        1,930.6
Policy loans ...............................................       1,548.6        1,540.6
Short-term investments .....................................          11.7           62.1
Other invested assets ......................................          64.5           40.7
                                                                 ---------      ---------
  Total Investments ........................................       8,874.3        8,203.2

Cash and cash equivalents ..................................         174.8          305.6
Accrued investment income ..................................         164.9          149.3
Premiums and accounts receivable ...........................          22.6           27.1
Deferred policy acquisition costs ..........................         778.7          947.3
Other assets ...............................................          88.0           77.5
                                                                 ---------      ---------
  Total Closed Block Assets ................................     $10,103.3      $ 9,710.0
                                                                 =========      =========

LIABILITIES
Future policy benefits .....................................     $10,105.1      $ 9,910.5
Policyholders' funds .......................................       1,492.1        1,459.5
Other liabilities ..........................................         676.0          665.9
                                                                 ---------      ---------
  Total Closed Block Liabilities ...........................     $12,273.2      $12,035.9
                                                                 =========      =========

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  The following table sets forth certain summarized financial information relating to the closed block for the periods indicated:

                                                                                            FOR THE PERIOD
                                                 THREE MONTHS  THREE MONTHS  NINE MONTHS      FEBRUARY 1
                                                    ENDED         ENDED         ENDED          THROUGH
                                                 SEPTEMBER 30  SEPTEMBER 30  SEPTEMBER 30    SEPTEMBER 30
                                                     2001          2000          2001            2000
                                                 ------------  ------------  ------------  ----------------
                                                                      (IN MILLIONS)
REVENUES
 Premiums .....................................    $226.8        $217.2       $  672.0        $  619.0
 Net investment income ........................     167.5         155.8          500.0           423.1
 Net realized investment and other gains
  (losses), net ...............................       5.9           1.4           (3.2)            1.3
 Other closed block revenue (expense) .........        --          (0.2)           0.4            (0.4)
                                                   ------        ------       --------        --------
  Total closed block revenues .................     400.2         374.2        1,169.2         1,043.0
BENEFITS AND EXPENSES
 Benefits to policyholders ....................     248.5         203.1          717.3           613.4
 Other operating costs and expenses ...........      (2.7)         (3.4)          (6.6)           (9.1)
 Amortization of deferred policy
  acquisition costs ...........................      12.1          27.1           51.4            55.5
 Dividends to policyholders ...................     108.1         108.0          336.2           292.5
                                                   ------        ------       --------        --------
 Total closed block benefits and
  expenses ....................................     366.0         334.8        1,098.3           952.3
                                                   ------        ------       --------        --------
  Contribution from the closed block ..........    $ 34.2        $ 39.4       $   70.9        $   90.7
                                                   ======        ======       ========        ========

NOTE 7. DERIVATIVES AND HEDGING INSTRUMENTS

  The Company uses various derivative instruments to hedge and manage its exposure to changes in interest rate levels, foreign exchange rates, and equity market prices, and to manage the duration of assets and liabilities.

  The fair value of derivative instruments classified as assets at September 30, 2001 was $180.1 million, and appears on the consolidated balance sheet in other assets. The fair value of derivative instruments classified as liabilities at September 30, 2001 was $717.6 million, and appears on the consolidated balance sheet in other liabilities.

  In certain of these cases, the Company uses hedge accounting as allowed by SFAS No. 133, as amended, by designating derivative instruments as either fair value or cash flow hedges. For derivative instruments that are designated and qualify as fair value hedges, the change in fair value of the derivative instrument as well as the offsetting change in fair value of the hedged item are recorded in net realized investment and other gains and losses. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is recorded in other comprehensive income, and then reclassified into income when the hedged item affects income. Hedge effectiveness is assessed quarterly by a variety of techniques including regression analysis and cumulative dollar offset. In certain cases, there is no hedge ineffectiveness because the derivative instrument was constructed such that all the terms of the derivative exactly match the hedged risk in the hedged item.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  In cases where the Company receives or pays a premium as consideration for entering into a derivative instrument (i.e., interest rate caps and floors, swaptions, and equity collars), the premium is amortized into investment income over the useful life of the derivative instrument. The fair value of such premiums (i.e., the inherent ineffectiveness of the derivative) is excluded from the assessment of hedge effectiveness and is included in net realized investment and other gains and losses.

 Fair Value Hedges

  The Company uses interest rate futures contracts and interest rate swap agreements as part of its overall strategies of managing the duration of assets and liabilities or the average life of certain asset portfolios to specified targets. Interest rate swap agreements are contracts with a counterparty to exchange interest rate payments of a differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal). The net differential to be paid or received on interest rate swap agreements and currency rate swap agreements is accrued and recognized as a component of net investment income.

  The Company also manages interest rate exposure by using interest rate swap agreements to modify certain liabilities, such as fixed rate debt and Constant Maturity Treasuries (CMT) indexed liabilities, by converting them to a LIBOR-based floating rate.

  The Company enters into interest rate cap agreements, cancelable interest rates swap agreements, and written swaptions to manage the interest rate exposure of options that are embedded in certain assets and liabilities. A written swaption obligates the Company to enter into an interest rate agreement on the expiration date, contingent on future interest rates. Interest rate cap and floor agreements are contracts with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap or floor interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal). Amounts earned on interest rate cap and floor agreements and swaptions are recorded as an adjustment to net investment income.

  The Company uses equity collar agreements to reduce its equity market exposure with respect to certain common stock investments that the Company holds. A collar consists of a written call option that limits the Company's potential for gain from appreciation in the stock price as well as a purchased put option that limits the Company's potential for loss from a decline in the stock price.

  Currency rate swap agreements are used to manage the Company's exposure to foreign exchange rate fluctuations. Currency rate swap agreements are contracts to exchange the currencies of two different countries at the same rate of exchange at specified future dates.

  For the three and nine month periods ended September 30, 2001, the Company recognized a net loss of $40.7 million and $39.8 million, respectively, related to the ineffective portion of its fair value hedges, and a net loss of $6.1 million and $7.2 million, respectively, related to the portion of the hedging instruments that were excluded from the assessment of hedge effectiveness. For the three and nine month periods ended September 30, 2001, all of the Company's hedged firm commitments qualified as fair value hedges.

 Cash Flow Hedges

  The Company uses forward starting interest rate swap agreements to hedge the variable cash flows associated with future asset acquisitions, which will support the Company's long-term care insurance businesses. These agreements will reduce the impact of future interest rate changes on the cost of acquiring adequate assets to support the investment income assumptions used in pricing these products.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  The Company used interest rate futures contracts to hedge the variable cash flows associated with variable benefit payments that it will make on certain annuity contracts.

  The Company used interest rate floor agreements to hedge the interest rate risk associated with minimum interest rate guarantees in certain of its life insurance and annuity businesses.

  For the three and nine month periods ended September 30, 2001, the Company recognized a net gain of $1.2 million and $0.7 million, respectively, related to the ineffective portion of its cash flow hedges, and a net gain of $46.9 million and $24.3 million, respectively, related to the portion of the hedging instruments that was excluded from the assessment of hedge effectiveness. For the three and nine month periods ended September 30, 2001, all of the Company's hedged forecast transactions qualified as cash flow hedges.

  For both the three and nine month periods ended September 30, 2001, a net loss of $0.5 million was reclassified from other accumulated comprehensive income to earnings. It is anticipated that approximately $0.4 million will be reclassified from other accumulated comprehensive income to earnings within the next twelve months. The maximum length for which variable cash flows are hedged is 24 years.

  For the three and nine month periods ended September 30, 2001, none of the Company's cash flow hedges have been discontinued because it was probable that the original forecasted transactions would not occur by the end of the originally specified time period documented at inception of the hedging relationship.

  The transition adjustment for the adoption of SFAS No. 133, as amended, resulted in an increase in other comprehensive income of $23.0 million (net of tax of $12.3 million) representing the accumulation in other comprehensive income of the effective portion of the Company's cash flow hedges as of January 1, 2001. For the three and nine month periods ended September 30, 2001, $34.2 million and $14.2 million of gains (net of tax of $18.4 million and $7.6 million) representing the effective portion of the change in fair value of derivative instruments designated as cash flow hedges was added to accumulated other comprehensive income, resulting in a balance of $37.0 million (net of tax of $19.9 million).

 Derivatives Not Designated as Hedging Instruments

  The Company enters into interest rate swap agreements, cancelable interest rate swap agreements, interest rate futures contracts, and interest rate cap and floor agreements to manage exposure to interest rates as described above under Fair Value Hedges without designating the derivatives as hedging instruments.

  The Company enters into equity indexed futures contracts and equity indexed option contracts and equity swaps to generate investment return related to equity indexed universal life insurance policies. For the three month periods ended September 30, 2001 and 2000, $(11.4) million and $0.1 million, respectively, and for the nine month periods ended September 30, 2001 and 2000, $19.1 million and $(35.3) million, respectively, of gains and losses on these derivatives are included in benefits to policyholders and are offset by crediting similar amounts to policyholders' accounts.

NOTE 8. RELATED PARTY TRANSACTIONS

  Certain directors of the Company are members or directors of other entities that periodically perform services for or have other transactions with the Company. Such transactions are either subject to bidding procedures or are otherwise entered into on terms comparable to those that would be available to unrelated third parties and are not material to the Company's results of operations or financial condition.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors John Hancock Life Insurance Company

  We have audited the accompanying consolidated balance sheets of John Hancock Life Insurance Company as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedules listed in the Index at
Item 14(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Hancock Life Insurance Company at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                                           /S/ ERNST & YOUNG LLP
Boston, Massachusetts
March 16, 2001

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEETS


                                                                                             DECEMBER 31,
                                                                                        ----------------------
                                                                                           2000        1999
                                                                                        ---------   ----------
                                                                                           (IN MILLIONS)
ASSETS
Investments--Notes 3 and 4
Fixed maturities:
  Held-to-maturity--at amortized cost (fair value: 2000--$11,651.2;
   1999--$13,438.7) ................................................................    $11,888.6   $13,790.2
  Available-for-sale--at fair value (cost: 2000--$15,790.3; 1999--$17,150.9) .......     16,023.5    16,959.2
Equity securities:
  Available-for-sale--at fair value (cost: 2000--$830.6; 1999--$1,086.2) ...........      1,094.9     1,230.2
  Trading securities--at fair value (cost: 2000--$193.4; 1999--$53.8) ..............        231.6        84.1
Mortgage loans on real estate ......................................................      8,968.9    10,733.0
Real estate ........................................................................        519.0       548.5
Policy loans .......................................................................        428.6     1,938.8
Short-term investments .............................................................        151.9       166.9
Other invested assets ..............................................................      1,353.0     1,311.1
                                                                                        ---------   ---------
  Total Investments ................................................................     40,660.0    46,762.0
Cash and cash equivalents ..........................................................      2,841.2     1,797.7
Accrued investment income ..........................................................        585.9       652.0
Premiums and accounts receivable ...................................................        210.8       215.6
Deferred policy acquisition costs ..................................................      2,388.5     3,142.7
Reinsurance recoverable--Note 9 ....................................................      2,829.0     2,246.0
Other assets .......................................................................      2,100.6     1,724.8
Closed block assets--Note 6 ........................................................      9,710.0          --
Separate accounts assets ...........................................................     26,454.8    28,047.6
                                                                                        ---------   ---------
  Total Assets .....................................................................    $87,780.8   $84,588.4
                                                                                        =========   =========

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                                                            DECEMBER 31,
                                                                                          2000        1999
                                                                                        ---------  ----------
                                                                                            (IN MILLIONS)
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities
Future policy benefits ............................................................     $22,996.4   $31,106.2
Policyholders' funds ..............................................................      15,722.9    15,562.3
Unearned revenue ..................................................................         671.3       490.2
Unpaid claims and claim expense reserves ..........................................         253.7       358.9
Dividends payable to policyholders ................................................         130.8       472.8
Short-term debt--Note 7 ...........................................................         245.3       453.8
Long-term debt--Note 7 ............................................................         534.0       536.9
Income taxes--Note 5 ..............................................................         428.8       161.8
Other liabilities .................................................................       2,600.7     2,551.2
Closed block liabilities--Note 6 ..................................................      12,035.9          --
Separate accounts liabilities .....................................................      26,454.8    28,047.6
                                                                                        ---------   ---------
  Total Liabilities ...............................................................      82,074.6    79,741.7

Minority interest--Note 8 .........................................................         290.3        93.5

Commitments and contingencies--Note 11

Shareholder's Equity--Note 12
Common stock, $10,000 par value; 1,000 shares authorized and outstanding ..........          10.0          --
Additional paid in capital ........................................................       4,998.9          --
Retained earnings .................................................................         330.1     4,782.9
Accumulated other comprehensive income (loss) .....................................          76.9       (29.7)
                                                                                        ---------   ---------
  Total Shareholder's Equity ......................................................       5,415.9     4,753.2
                                                                                        ---------   ---------
  Total Liabilities and Shareholder's Equity ......................................     $87,780.8   $84,588.4
                                                                                        =========   =========

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                    YEAR ENDED DECEMBER 31,
                                                                                -------------------------------
                                                                                   2000       1999       1998
                                                                                ---------  ---------  ---------
                                                                                         (IN MILLIONS)
REVENUES
Premiums ...................................................................    $2,190.4   $2,411.3    $2,109.0
Universal life and investment-type product charges .........................       746.7      703.3       597.0
Net investment income--Note 3 ..............................................     3,251.0    3,568.5     3,328.0
Net realized investment gains, net of related amortization of deferred policy acquisition costs and amounts credited to
 participating pension contractholders ($6.0, $85.8 and $120.3,
 respectively)--Notes 1, 3, and 13 .........................................        83.9      175.2       106.1
Investment management revenues, commissions and other fees .................       764.8      680.9       659.7
Other revenue (expense) ....................................................       (13.9)       0.1        10.3
Contribution from the closed block--Note 6 .................................       124.1         --          --
                                                                                --------   --------    --------
   Total revenues ..........................................................     7,147.0    7,539.3     6,810.1
Benefits and expenses
Benefits to policyholders, excluding amounts related to net
 realized investment gains credited to participating pension contractholders ($6.9, $35.3, $79.1, respectively)--Notes 1, 3,
 and 13 ....................................................................     4,092.5    5,133.0     4,082.6
Other operating costs and expenses .........................................     1,507.7    1,384.4     1,357.8
Amortization of deferred policy acquisition costs, excluding amounts related to net realized investment gains (losses)
 (($0.9), $50.5 and $41.2, respectively)--Notes 1, 3 and 13 ................       183.8      164.2       261.2
Dividends to policyholders .................................................       157.3      501.6       473.2
Demutualization expenses ...................................................        10.6       96.2        18.0
                                                                                --------   --------    --------
   Total benefits and expenses .............................................     5,951.9    7,279.4     6,192.8
                                                                                --------   --------    --------
Income before income taxes, minority interest and cumulative
 effect of accounting change ...............................................     1,195.1      259.9       617.3
Income taxes--Note 5 .......................................................       344.4       97.9       174.1
                                                                                --------   --------    --------
Income before minority interest and cumulative effect of
 accounting change .........................................................       850.7      162.0       443.2
Minority interest--Note 8 ..................................................       (10.6)      (1.6)       (1.1)
                                                                                --------   --------    --------
Income before cumulative effect of accounting change .......................       840.1      160.4       442.1
Cumulative effect of accounting change, net of tax--Note 1 .................          --       (9.7)         --
                                                                                --------   --------    --------
Net income .................................................................    $  840.1   $  150.7    $  442.1
                                                                                ========   ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                            AND COMPREHENSIVE INCOME

                                                                                            ACCUMULATED
                                                                  ADDITIONAL                   OTHER            TOTAL
                                                        COMMON     PAID IN     RETAINED    COMPREHENSIVE    SHAREHOLDER'S
                                                        STOCK      CAPITAL     EARNINGS    INCOME (LOSS)        EQUITY
                                                      ---------  -----------  ----------  ---------------  ---------------
(IN MILLIONS)
Balance at January 1, 1998 ........................                            $4,190.1       $ 446.7          $4,636.8
Comprehensive income:
 Net income .......................................                               442.1                           442.1
Other comprehensive income, net of tax:
 Net unrealized gains (losses) ....................                                            (148.6)           (148.6)
 Foreign currency translation adjustment ..........                                              (6.0)             (6.0)
 Minimum pension liability ........................                                              (8.8)             (8.8)
                                                                                                               --------
Comprehensive income ..............................                                                               278.7
                                                                               --------      --------          --------
Balance at December 31, 1998 ......................                             4,632.2         283.3           4,915.5
Comprehensive income:
 Net income .......................................                               150.7                           150.7
Other comprehensive income, net of tax:
 Net unrealized gains (losses) ....................                                            (307.0)           (307.0)
 Foreign currency translation adjustment ..........                                              16.9              16.9
 Minimum pension liability ........................                                             (22.9)            (22.9)
                                                                                                               --------
Comprehensive income ..............................                                                              (162.3)
                                                                               --------      --------          --------
Balance at December 31, 1999 ......................                            $4,782.9       $ (29.7)         $4,753.2
                                                                               ========      ========          ========

The accompanying notes are an integral part of these consolidated financial statements.

                       JOHN HANCOCK LIFE INSURANCE COMPANY

               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S
                  EQUITY AND COMPREHENSIVE INCOME--(CONTINUED)

                                                                                            ACCUMULATED
                                                                  ADDITIONAL                   OTHER            TOTAL
                                                        COMMON     PAID IN     RETAINED    COMPREHENSIVE    SHAREHOLDER'S
                                                         STOCK     CAPITAL     EARNINGS    INCOME (LOSS)        EQUITY
                                                       --------  -----------  ----------  ---------------  ---------------
(IN MILLIONS)
Balance at December 31, 1999 ......................         --          --    $ 4,782.9       $(29.7)         $4,753.2
Demutualization transaction .......................      $10.0    $4,956.4     (4,826.9)                         139.5
Comprehensive income:
 Net income before demutualization ................                                44.0                          44.0
 Net income after  demutualization ................                               796.1                         796.1
                                                                              ---------                      --------
 Net income for the year ..........................                               840.1                         840.1
Other comprehensive income, net of tax:
 Net unrealized gains (losses) ....................                                            122.0            122.0
 Foreign currency translation adjustment ..........                                            (19.1)           (19.1)
 Minimum pension liability ........................                                              8.2              8.2
                                                                                              ------         --------
Comprehensive income ..............................                                                             951.2
Capital contributions from parent company .........                   42.5                                       42.5
Dividend paid to parent company ...................                              (466.0)                       (466.0)
Minority interest .................................                                             (4.5)            (4.5)
                                                         -----    --------    ---------       ------         --------
Balance at December 31, 2000 ......................      $10.0    $4,998.9    $   330.1       $ 76.9         $5,415.9
                                                         =====    ========    =========       ======         ========

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                        YEAR ENDED DECEMBER 31,
                                                                 ------------------------------------
                                                                    2000         1999         1998
                                                                 ----------  -----------   ----------
                                                                           (IN MILLIONS)
Cash flows from operating activities:
 Net income .................................................    $   840.1   $    150.7    $    442.1
  Adjustments to reconcile net income to net cash
   provided by operating activities:
  Amortization of discount--fixed maturities ................       (121.8)       (77.9)        (55.6)
  Realized investment gains, net ............................        (83.9)      (175.2)       (106.1)
  Change in deferred policy acquisition costs ...............       (334.0)      (281.3)       (173.8)
  Depreciation and amortization .............................         98.6         74.3          90.2
  Net cash flows from trading securities ....................       (147.5)       (16.2)          4.2
  (Increase) decrease in accrued investment income ..........        (70.0)      (116.3)         21.9
  Decrease in premiums and accounts receivable ..............          0.8         11.8         131.3
  Increase in other assets and other liabilities, net .......       (546.4)      (218.7)       (427.4)
  Increase in policy liabilities and accruals, net ..........      1,776.9      2,253.6       1,347.4
  Loss on sale of subsidiaries ..............................           --         21.3            --
  Increase (decrease) in income taxes. ......................        434.6         (4.2)         16.6
  Initial cash transferred to the closed block ..............       (158.6)          --            --
  Contribution from the closed block ........................       (124.1)          --            --
                                                                 ---------   ----------    ----------
Net cash provided by operating  activities ..................      1,564.7      1,621.9       1,290.8
Cash flows from investing activities:
  Sales of:
  Fixed maturities held-to-maturity .........................           --         28.7           8.5
  Fixed maturities available-for-sale .......................      4,896.8      9,824.0      21,079.2
  Equity securities available-for-sale ......................        742.9        182.7         249.2
  Real estate ...............................................         66.4      1,286.3         640.3
  Short-term investments and other invested assets ..........        101.9        764.4         926.3
Maturities, prepayments and scheduled redemptions of:
  Fixed maturities held-to-maturity .........................      1,553.9      1,777.1       2,166.9
  Fixed maturities available-for-sale .......................      1,394.2      1,880.3       2,162.3
  Short-term investments and other invested assets ..........        459.9        311.8          79.4
  Mortgage loans on real estate .............................      1,429.9      1,509.0       1,849.8
Purchases of:
  Fixed maturities held-to-maturity .........................     (1,860.8)    (2,715.1)     (2,428.5)
  Fixed maturities available-for-sale .......................     (7,553.0)   (12,660.6)    (24,118.7)
  Equity securities available-for-sale ......................       (511.6)      (384.1)       (384.5)
  Real estate ...............................................        (46.0)      (197.2)       (152.0)
  Short-term investments and other invested assets ..........       (818.5)      (715.4)     (1,103.0)
  Mortgage loans on real estate issued ......................     (1,605.8)    (2,410.7)     (2,265.3)
 Cash received related to acquisition of business ...........        141.3           --            --
  Net cash received (paid) related to sale of subsidiaries ..        267.2       (206.5)           --
  Net cash paid for acquisition of subsidiary ...............           --       (200.4)           --
 Other, net .................................................         22.8         (7.9)        (13.0)
                                                                 ---------   ----------    ----------
 Net cash used in investing activities ......................     (1,318.5)    (1,933.6)     (1,303.1)
                                                                 =========   ==========    ==========

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                  2000        1999         1998
                                                                                ----------  ----------  ----------
                                                                                          (IN MILLIONS)
Cash flows from financing activities:
 Issuance of common stock ..................................................    $    10.0          --           --
 Contribution from Parent ..................................................      1,552.0
 Payments to eligible policyholders under Plan of Reorganization ...........     (1,076.7)         --           --
 Dividend paid to parent company ...........................................       (466.0)         --           --
 Proceeds from issuance of preferred stock .................................           --   $    68.2           --
 Universal life and investment--type contract deposits .....................      8,148.3     8,365.9    $ 8,214.8
 Universal life and investment-type contract maturities and withdrawals ....     (7,158.8)   (8,144.0)    (7,204.1)
 Issuance of long-term debt ................................................         20.0         6.0         77.0
 Repayment of long-term debt ...............................................        (73.2)      (15.5)      (298.1)
 Net (decrease) increase in commercial paper ...............................       (158.3)      (30.5)        60.4
                                                                                ---------   ---------    ---------
  Net cash provided by financing activities ................................        797.3       250.1        850.0
                                                                                ---------   ---------    ---------
  Net increase (decrease) in cash and cash equivalents .....................      1,043.5       (61.6)       837.7
Cash and cash equivalents at beginning of year .............................      1,797.7     1,859.3      1,021.6
                                                                                ---------   ---------    ---------
Cash and cash equivalents at end of year ...................................    $ 2,841.2   $ 1,797.7    $ 1,859.3
                                                                                =========   =========    =========

The accompanying notes are an integral part of these consolidated financial statement.

                      JOHN HANCOCK LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  John Hancock Life Insurance Company (the Company), formerly known as John Hancock Mutual Life Insurance Company (the Mutual Company) and Subsidiaries, is a diversified financial services organization that provides a broad range of insurance and investment products and investment management and advisory services.

 Reorganization and Initial Public Offering

  In connection with the Mutual Company's Plan of Reorganization (the Plan), effective February 1, 2000, the Mutual Company converted from a mutual life insurance company to a stock life insurance company (i.e., demutualized) and became a wholly-owned subsidiary of John Hancock Financial Services, Inc. (JHFS or the parent company), which is a holding company. All policyholder membership interests in the Mutual Company were extinguished on that date and eligible policyholders of the Mutual Company received, in the aggregate, 212.8 million shares of common stock, $1,438.7 million of cash and $43.7 million policy credits as compensation. In addition, the Company established a closed block, to fund the guaranteed benefits and dividends of certain participating insurance policies. In connection with the Plan, the Mutual Company changed its name to John Hancock Life Insurance Company.

  In addition, on February 1, 2000, JHFS completed its initial public offering
(IPO) in which 102.0 million shares of common stock were issued at a price of $17.00 per share. Net proceeds from the IPO were $1,657.7 million, of which $105.7 million was retained by JHFS and $1,552.0 million was contributed to the Company.

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its majority-owned and controlled subsidiaries. Less than majority-owned entities in which the Company has at least a 20% interest are accounted for using the equity method. All significant intercompany transactions and balances have been eliminated.

  As of October 1, 2000, the Company sold 100% of the common stock of John Hancock Reassurance Company Ltd. (JHReCO), a Bermuda based subsidiary, to JHFS for cash of $44.9 million. The sale has been accounted for as a de-pooling of interests, and accordingly all prior period consolidated financial statements have been restated to exclude the results of operations, financial position, and cash flows of JHReCO from the Company's financial statements. No gain or loss was recognized on the transaction.

  The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 Investments

  In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Fixed maturity investments include bonds, mortgage-backed securities, and redeemable preferred stock and are classified as held-to-maturity or available-for-sale. Bonds and mortgage-backed securities which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Fixed maturity investments not classified as held-to-maturity are classified as available-for-sale and are carried at fair value. Unrealized gains and losses related to available-for-sale securities are reflected in shareholder's equity, net of related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholders and applicable taxes. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. The amortized cost of fixed maturity investments is adjusted for impairments in value deemed to be other than temporary.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  For the mortgage-backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date, and anticipated future payments and any resulting adjustment is included in net investment income.

  Equity securities include common stock and non-redeemable preferred stock. Equity securities that have readily determinable fair values are carried at fair value. For equity securities which the Company has classified as available-for-sale, unrealized gains and losses are reflected in shareholder's equity as described above. Impairments in value deemed to be other than temporary are reported as a component of realized investment gains (losses). Gains and losses, both realized and unrealized, on equity securities classified as trading are included in net investment income.

  Mortgage loans on real estate are carried at unpaid principal balances adjusted for amortization of premium or discount, less allowance for probable losses. When it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement, the loan is deemed to be impaired and a valuation allowance for probable losses is established. The valuation allowance is based on the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or on the collateral value of the loan if the loan is collateral dependent. Any change to the valuation allowance for mortgage loans on real estate is reported as a component of realized investment gains (losses). Interest received on impaired mortgage loans on real estate is included in interest income in the period received. If foreclosure becomes probable, the measurement method used is collateral value. Foreclosed real estate is then recorded at the collateral's fair value at the date of foreclosure, which establishes a new cost basis.

  Investment real estate, which the Company has the intent to hold for the production of income, is carried at depreciated cost, using the straight-line method of depreciation, less adjustments for impairments in value. In those cases where it is determined that the carrying amount of investment real estate is not recoverable, an impairment loss is recognized based on the difference between the depreciated cost and fair value of the asset. The Company reports impairment losses as part of realized investment gains (losses).

  Real estate to be disposed of is carried at the lower of cost or fair value less costs to sell. Any change to the valuation allowance for real estate to be disposed of is reported as a component of realized investment gains (losses). The Company does not depreciate real estate to be disposed of. During 1998, the Company made a strategic decision to sell the majority of its commercial real estate portfolio. Properties with a carrying value of $43.7 million, $979.7 million and $512.0 million were sold in 2000, 1999 and 1998, respectively. As of December 31, 2000, the plan to divest the Company of the majority of its commercial real estate portfolio is substantially complete.

  Policy loans are carried at unpaid principal balances which approximate fair value.

  Short-term investments are carried at amortized cost.

  Partnership and joint venture interests in which the Company does not have control or a majority ownership interest are recorded using the equity method of accounting and included in other invested assets.

  Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are determined on the basis of specific identification and are reported net of related amortization of deferred policy acquisition costs and amounts credited to participating pension contractholder accounts.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

 Derivative Financial Instruments

  The Company uses futures contracts, interest rate swap, cap and floor agreements, swaptions and currency rate swap agreements for other than trading purposes to hedge and manage its exposure to changes in interest rate levels, and foreign exchange rate fluctuations, and to manage duration mismatch of assets and liabilities. The Company also uses equity collar agreements to reduce its exposure to market fluctuations in certain equity securities.

  The Company uses futures contracts principally to hedge risks associated with interest rate fluctuations on sales of guaranteed investment contracts and funding agreements. Futures contracts represent commitments to either purchase or sell securities at a specified future date and at a specified price or yield.

  The Company uses interest rate swap, cap and floor agreements and swaptions for the purpose of converting the interest rate characteristics (fixed or variable) of certain investments to more closely match its liabilities. Interest rate swap agreements are contracts with a counterparty to exchange interest rate payments of a differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. Interest rate cap and floor agreements are contracts with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap or floor interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal) to hedge against rising and falling interest rates. Swaptions entitle the Company to receive settlement payments from other parties on specified expiration dates, contingent on future interest rates. The amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount.

  Currency rate swap agreements are used to manage the Company's exposure to foreign exchange rate fluctuations. Currency rate swap agreements are contracts to exchange the currencies of two different countries at the same rate of exchange at specified future dates.

  The Company invests in common stock that is subject to fluctuations from market value changes in stock prices. The Company sometimes seeks to reduce its market exposure to such holdings by entering into equity collar agreements. A collar consists of a call option that limits the Company's potential for gain from appreciation in the stock price as well as a put option that limits the Company's potential for loss from a decline in the stock price.

  Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of futures contracts that qualify as hedges are deferred and recognized as an adjustment to the hedged asset or liability.

  The net differential to be paid or received on interest rate swap agreements and currency rate swap agreements is accrued and recognized as a component of net investment income. The related amounts due to or from counterparties are included in accrued investment income receivable or payable.

  Premiums paid for interest rate cap and floor agreements and swaptions are deferred and amortized to net investment income on a straight-line basis over the term of the agreements. The unamortized premium is included in other assets. Amounts earned on interest rate cap and floor agreements and swaptions are recorded as an adjustment to net investment income. Settlements received on swaptions are deferred and amortized over the life of the hedged assets as an adjustment to yield.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  Interest rate swap, cap and floor agreements, swaptions and currency rate swap agreements which hedge instruments designated as available-for-sale are adjusted to fair value with the resulting unrealized gains and losses, net of related taxes, included in shareholder's equity. The net unrealized gain (losses) on derivatives hedging available-for-sale instruments included in shareholder's equity was ($181.2) million, $86.1 million, and ($128.1) million, at December 31, 2000, 1999 and 1998, respectively. The change in net unrealized gain (losses) for derivatives recorded as part of other comprehensive income for the years ended December 31, 2000, 1999 and 1998 was ($267.3) million, $214.2 million, and ($68.4) million, respectively. The fair value of those derivatives used to hedge items other than available-for-sale instruments is not recognized in the financial statements.

  Equity collar agreements are carried at fair value and are included in other invested assets, with the resulting unrealized gains and losses included in realized investment gains (losses).

  Hedge accounting is applied after the Company determines that the items to be hedged expose it to interest or price risk, designates these financial instruments as hedges and assesses whether the instruments reduce the hedged risks through the measurement of changes in the value of the instruments and the items being hedged at both inception and throughout the hedge period.

  From time to time, futures contracts, interest rate swaps, cap and floor agreements, swaptions and currency rate swap agreements are terminated. If the terminated position was accounted for as a hedge, realized gains or losses are deferred and amortized over the remaining lives of the hedged assets or liabilities. Realized and unrealized changes in fair value of derivatives designated with items that no longer exist or are no longer probable of occurring are recorded as a component of the gain or loss arising from the disposition of the designated item or included in income when it is determined that the item is no longer probable of occurring. Changes in the fair value of derivatives no longer effective as hedges are recognized in income from the date the derivative becomes ineffective until their expiration.

 Revenue Recognition

  Premiums from participating and non-participating traditional life insurance and annuity policies with life contingencies are recognized as income when due.

  Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges.

  Premiums for contracts with a single premium or a limited number of premium payments, due over a significantly shorter period than the total period over which benefits are provided, are recorded in income when due. The portion of such premium that is not required to provide for all benefits and expenses is deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

  Premiums from long-term care insurance contracts are recognized as income when due. Premiums from group life and health insurance contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

  Property and casualty insurance premiums are recognized as earned over the terms of the contracts.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  Investment advisory, transfer agent, distribution and service fees are recognized as revenues when services are performed. Commissions related to security transactions and related expenses are recognized as income on the trade date. Contingent deferred selling charge commissions are recognized as income in the year received. Selling commissions paid to the selling broker/dealer for sales of mutual funds that do not have a front-end sales charge are deferred and amortized on a straight-line basis over periods not exceeding six years. This is the approximate period of time expected to be benefited and during which fees earned pursuant to Rule 12b-1 distribution plans are received from the funds and contingent deferred sales charges are received from shareholders of the funds.

 Future Policy Benefits and Policyholders' Funds

  Future policy benefits for participating traditional life insurance policies are based on the net level premium method. This net level premium reserve is calculated using the guaranteed mortality and dividend fund interest rates, which range from 2.5% to 8.0%. The liability for annual dividends represents the accrual of annual dividends earned. Settlement dividends are accrued in proportion to gross margins over the life of the contract.

  For non-participating traditional life insurance policies, future policy benefits are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency, interest and expenses established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Company's experience, which, together with interest and expense assumptions, include a margin for adverse deviation. Benefit liabilities for annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.5% to 8.0% for life insurance liabilities, from 2.0% to 14.2% for individual annuity liabilities and from 2.0% to 12.6% for group annuity liabilities.

  Policyholders' funds for universal life and investment-type products, including guaranteed investment contracts and funding agreements, are equal to the policyholder account values before surrender charges. As of December 31, 2000, the Company had approximately $6.3 billion of funding agreements, none of which contains early termination provisions. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders' account balances. Interest crediting rates range from 3.0% to 9.0% for universal life products and from 4.6% to 16.0% for investment-type products.

  Future policy benefits for long-term care insurance policies are based on the net level premium method. Assumptions established at policy issue as to mortality, morbidity, persistency, interest and expenses, which include a margin for adverse deviation, are based on estimates developed by management. Interest rates used in establishing such liabilities range from 6.0% to 8.5%.

  Liabilities for unpaid claims and claim expenses include estimates of payments to be made on reported individual and group life, long-term care, and group accident and health insurance claims and estimates of incurred but not reported claims based on historical claims development patterns.

  Estimates of future policy benefit reserves, claim reserves and expenses are reviewed continually and adjusted as necessary; such adjustments are reflected in current earnings. Although considerable variability is inherent in such estimates, management believes that future policy benefit reserves and unpaid claims and claims expense reserves are adequate.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  Property and casualty reserves include loss reserve estimates based on claims reported and unreported and estimates of future expenses to be incurred in settlement of the claims provided for in the loss reserves estimates. These liabilities include estimates of future trends in claim severity and frequency and other factors that could vary as the losses are ultimately settled. During 1999, the Company sold the rest of its property and casualty business.

 Participating Insurance

  Participating business represents approximately 86.3%, 88.1%, and 87.7% of the Company's life insurance in force, 97.9%, 98.3%, and 98.4% of the number of life insurance policies in force, and 99.6%, 97.4%, and 97.3% of life insurance premiums in 2000, 1999 and 1998, respectively.

  The portion of earnings allocated to participating pension contractholders that cannot be expected to inure to the Company is excluded from net income and shareholder's equity.

  The amount of policyholders' dividends to be paid is approved annually by the Company's Board of Directors. The determination of the amount of policyholder dividends is complex and varies by policy type. In general, the aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity, persistency and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by the Company. For policies included in the closed block, expense experience is not included in determining policyholders' dividends.

 Deferred Policy Acquisition Costs

  Costs that vary with, and are related primarily to, the production of new business have been deferred to the extent that they are deemed recoverable. Such costs include commissions, certain costs of policy issue and underwriting, and certain agency expenses. For participating traditional life insurance policies, such costs are being amortized over the life of the contracts at a constant rate based on the present value of the estimated gross margin amounts expected to be realized over the lives of the contracts. Estimated gross margin amounts include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. For universal life insurance contracts and investment-type products, such costs are being amortized generally in proportion to the present value of expected gross profits arising principally from surrender charges and investment results, and mortality and expense margins. The effects on the amortization of deferred policy acquisition costs of revisions to estimated gross margins and profits are reflected in earnings in the period such estimated gross margins and profits are revised. For non-participating term life and long-term care insurance products, such costs are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. Amortization expense was $182.9 million, $214.7 million, and $302.4 million in 2000, 1999 and 1998, respectively.

  Amortization of deferred policy acquisition costs is allocated to: (1) realized investment gains and losses for those products that realized gains and losses have a direct impact on the amortization of deferred policy acquisition costs; (2) unrealized investment gains and losses, net of tax, to provide for the effect on the deferred policy acquisition cost asset that would result from the realization of unrealized gains and losses on assets backing participating traditional life insurance and universal life and investment-type contracts; and
(3) a separate component of benefits and expenses to reflect amortization related to the gross margins or profits, excluding realized gains and losses, relating to policies and contracts in force.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  Realized investment gains and losses related to certain products have a direct impact on the amortization of deferred policy acquisition costs as such gains and losses affect the amount and timing of profit emergence. Accordingly, to the extent that such amortization results from realized gains and losses, management believes that presenting realized investment gains and losses net of related amortization of deferred policy acquisition costs provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

CASH AND CASH EQUIVALENTS

  Cash and cash equivalents include cash and all highly liquid debt investments with a maturity of three months or less when purchased.

 Goodwill and Value of Business Acquired

  The excess of cost over the fair value of the net assets of businesses acquired was $228.6 million and $155.3 million at December 31, 2000 and 1999, respectively, and is included in other assets in the consolidated balance sheets. Goodwill is amortized on systematic bases over periods not exceeding 40 years, which correspond with the benefits estimated to be derived from the acquisitions. Accumulated amortization was $63.6 million and $43.3 million at December 31, 2000 and 1999, respectively. Amortization expense included in other operating costs and expenses was $20.3 million, $9.7 million, and $9.1 million, in 2000, 1999 and 1998, respectively. The Company reevaluates the recoverability of recorded goodwill based on the undiscounted cash flows of the related business whenever significant events or changes indicate an impairment may exist. If the undiscounted cash flows do not support the amount recorded, an impairment is recognized by a charge to current operations to reduce the carrying value of the goodwill based on the expected discounted cash flows of the related business.

  The Company records an asset representing the present value of future profits of insurance policies inforce related to the businesses acquired. This asset is recorded as the value of business acquired (VOBA) and amounted to $340.0 million and $112.4 million at December 31, 2000 and 1999, respectively, and is included in other assets in the consolidated financial statements. VOBA is amortized in proportion to the present value of expected gross profits. Amortization expense included in other operating costs and expenses was $4.9 million, $1.3 million and $1.7 million in 2000, 1999 and 1998 respectively.

  On October 1, 1999, The Maritime Life Assurance Company (Maritime), an indirect majority owned subsidiary of the Company, completed its purchase of Aetna Canada Holdings Limited (Aetna Canada) for approximately $296 million. On March 1, 2000, the Company acquired the individual long-term care insurance business of Fortis, Inc. (Fortis) through a coinsurance agreement for approximately $165 million. The acquisitions were recorded under the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the applicable date of acquisition. Each purchase price was allocated to the assets acquired and the liabilities assumed based on estimated fair values, with the excess of the applicable purchase price over the estimated fair values recorded as goodwill. The goodwill calculation related to the Fortis acquisition is preliminary and further refinements might be necessary and are expected to be finalized in 2001. The unaudited pro forma revenues and net income, assuming that the acquisition of Aetna Canada had occurred at the beginning of 1999, were $7,899.2 million and $158.4 million, respectively, for the year ended December 31, 1999. The pro forma results, assuming the acquisition of Fortis had taken place as of the beginning of 2000 and 1999, respectively, would not be materially different from the reported results.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

 Separate Accounts

  Separate accounts assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the contractholders. Investment income and investment gains and losses generally accrue directly to such contractholders who bear the investment risk, subject in some cases to minimum guaranteed rates. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets are reported at fair value. Deposits, net investment income and realized investment gains and losses of separate accounts are not included in the revenues of the Company. Fees charged to contractholders, principally mortality, policy administration and surrender charges, are included in universal life and investment-type product charges.

 Reinsurance

  The Company utilizes reinsurance agreements to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth.

  Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The accompanying statements of income reflect premiums, benefits and settlement expenses net of reinsurance ceded. Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

 Federal Income Taxes

  The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. Foreign subsidiaries and U.S. subsidiaries operating outside of the United States are taxed under applicable foreign statutory rates.

 Foreign Currency Translation

  The assets and liabilities of operations in foreign currencies are translated into United States dollars at current exchange rates. Revenues and expenses are translated at average rates during the year. The resulting net translation adjustments for each year are accumulated and included in shareholder's equity. Gains or losses on foreign currency transactions are reflected in earnings.

 Severance

  In 1999, the Company initiated a restructuring plan to reduce costs and increase future operating efficiency by consolidating portions of its operations. The plan consists primarily of reducing staff in the home office and terminating certain operations outside the home office.

  In connection with the restructuring plan, approximately 391 employees have been or will be terminated. These employees are or have been associated with operations in our Boston office and outside the home office. As of December 31, 2000, the liability for employee termination costs included in other liabilities was $20.6 million. Employee termination costs, included in other operating costs and expenses, were $18.8 million and $26.3 million for the years ended December 31, 2000 and 1999, respectively. Of the total number of employees affected, approximately 364 have been terminated, having received benefit payments of approximately $24.5 million.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

 Accounting Changes

  In December 2000, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts." The SOP, which was adopted with respect to accounting for demutualization expenses by the Company on December 15, 2000, requires that demutualization related expenses be classified as a single line item within income from continuing operations and should not be classified as an extraordinary item. The adoption of SOP 00-3 resulted in the reclassification of demutualization expenses previously recorded as an extraordinary item in 1999 and 1998 of $93.6 million and $11.7 million, respectively (net of tax of $2.6 million and $6.3 million, respectively). The remaining provisions of this SOP, which will require (1) the inclusion of all closed block activity together with all other assets, liabilities, revenues and expenses and (2) recognition of a policyholder dividend obligation that represents cumulative actual closed block earnings in excess of expected periodic amounts calculated at the date of the demutualization, are effective no later than December 31, 2001. See Note 6 for a summary description of the closed block assets, liabilities, revenues and expenses, which do not include the policyholder dividend obligation that will be required in 2001. The Company currently is evaluating the effect that establishing the policyholder dividend obligation will have on its results of operations and financial position. That impact is not known at this time.

  In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-Up Activities." The SOP, which was adopted by the Company on January 1, 1999, requires that start-up costs capitalized prior to January 1, 1999 be written-off and any future start-up costs be expensed as incurred. The adoption of SOP 98-5 resulted in a charge to operations of $9.7 million (net of tax of $5.9 million) and was accounted for as a cumulative effect of an accounting change.

  In March 1998, the Accounting Standards Executive Committee of the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance for determining whether computer software is for internal use and when costs incurred for internal use software are to be capitalized. SOP 98-1 was adopted by the Company on January 1, 1999. The adoption of SOP 98-1 did not have a material impact on the Company's consolidated financial statements.

  SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk," provides guidance on how to account for insurance and reinsurance contracts that do not transfer insurance risk under a method referred to as deposit accounting. SOP 98-7 is effective for fiscal years beginning after June 15, 1999. SOP 98-7 did not have a material impact on the Company's consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

 Recent Accounting Pronouncements

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement 133." This Statement amends SFAS No. 133 to defer its effective date for one year, to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of SFAS No. 133." This Statement makes certain changes in the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133. As amended, SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. Special accounting for qualifying hedges provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in the fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized immediately in earnings and will be included in net realized and other investment gains. As a result, such amounts will not be included in the determination of the Company's segment after tax operating income.

  The adoption of SFAS No. 133, as amended, will result in an increase in other comprehensive income of $58.8 million (net of tax of $31.7 million) as of January 1, 2001 that will be accounted for as the cumulative effect of an accounting change. In addition, the adoption of SFAS No. 133, as amended, will result in a charge to operations of $26.2 million (net of tax of $14.1 million) as of January 1, 2001, that will be accounted for as the cumulative effect of an accounting change. The Company believes that its current risk management philosophy will remain largely unchanged after adoption of the Statement.

   SFAS No. 133, as amended, precludes the designation of held-to-maturity fixed maturity investment securities as hedged items in hedging relationships where the hedged risk is interest rate risk. As a result, in connection with the adoption of the Statement and consistent with the provisions of the Statement, on January 1, 2001, the Company will reclassify approximately $12.1 billion of its held-to-maturity fixed maturity investment portfolio to the available-for-sale category. This will result in an additional increase in other comprehensive income of $178.6 million (net of tax of $96.2 million) as of January 1, 2001.

  In September 2000, the FASB issued SFAS No 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial components approach that focuses on control. Under that approach, after a transfer of financial assets, the Company recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 clarifies the SEC staff's views on applying generally accepted accounting principles to revenue recognition in financial statements. In March 2000, the SEC issued an amendment, SAB 101A, which deferred the effective date of SAB 101. In June 2000, the SEC issued a second amendment, SAB 101B, which deferred the effective date of SAB 101 to no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company adopted SAB 101 in the fourth quarter of fiscal 2000. The adoption of SAB 101 did not have a material impact on the Company's results of operation or financial position.

 Codification

  In March 1998, the National Association of Insurance Commissioners (NAIC) adopted codified statutory accounting principles (Codification) effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company and its domestic life insurance subsidiaries will use to prepare their statutory-basis financial statements. The states of domicile of the Company and its domestic life insurance subsidiaries have adopted Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results effective January 1, 2001. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification will be reported as an adjustment to surplus as of January 1, 2001. Management believes that, although the implementation of Codification will have a negative impact on the Company and its domestic life insurance subsidiaries' statutory-basis capital and surplus, the Company and its domestic subsidiaries will remain in compliance with all regulatory and contractual obligations.

NOTE 2-- TRANSACTIONS WITH PARENT

  The Company provides JHFS with personnel, property and facilities in carrying out certain of its corporate functions. The Company annually determines a fee for these services and facilities based on a number of criteria. The amount of the service fee charged to JHFS was $19.8 million in 2000.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

NOTE 3 -- INVESTMENTS

  The following information summarizes the components of net investment income and realized investment gains, net:

                                                                             YEAR ENDED DECEMBER 31,
                                                                        -------------------------------
                                                                          2000       1999        1998
                                                                        ---------  ---------  ---------
                                                                                (IN MILLIONS)
NET INVESTMENT INCOME
 Fixed maturities ....................................................  $2,281.6   $2,495.5    $2,207.5
 Equity securities ...................................................      50.3       62.6        18.7
 Mortgage loans on real estate .......................................     742.1      831.7       781.2
 Real estate .........................................................      97.1      158.4       415.7
 Policy loans ........................................................      24.5      109.8       111.9
 Short-term investments ..............................................     146.1       92.3        45.3
 Other ...............................................................     183.0      165.3       181.3
                                                                        --------   --------    --------
 Gross investment income .............................................   3,524.7    3,915.6     3,761.6
  Less investment expenses ...........................................     273.7      347.1       433.6
                                                                        --------   --------    --------
  Net investment income ..............................................  $3,251.0   $3,568.5    $3,328.0
                                                                        ========   ========    ========
NET REALIZED INVESTMENT GAINS (LOSSES), NET OF RELATED AMORTIZATION
 OF DEFERRED POLICY ACQUISITION COSTS AND AMOUNTS CREDITED TO
 PARTICIPATING PENSION CONTRACTHOLDERS
 Fixed maturities ....................................................  $ (128.6)  $  (34.5)   $  110.3
 Equity securities ...................................................     204.7      113.5       115.2
 Mortgage loans on real estate and real
  estate .............................................................     (13.1)     143.5       (15.6)
 Derivatives and other invested assets ...............................      26.9       38.5        16.5
 Amortization adjustment for deferred policy
  acquisition costs ..................................................       0.9      (50.5)      (41.2)
 Amounts credited to participating pension
  contractholders ....................................................      (6.9)     (35.3)      (79.1)
                                                                        --------   --------    --------
 Net realized investment gains, net of related amortization of deferred policy acquisition costs and amounts credited to
  participating pension contractholders ..............................  $   83.9   $  175.2    $  106.1
                                                                        ========   ========    ========

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  Gross gains of $308.7 million in 2000, $192.3 million in 1999, and $267.8 million in 1998, and gross losses of $123.6 million in 2000, $176.8 million in 1999, and $92.9 million in 1998, were realized on the sale of available-for-sale securities.

  The Company's investments in held-to-maturity securities and available-for-sale securities are summarized below:


                                              GROSS       GROSS
                                 AMORTIZED  UNREALIZED  UNREALIZED     FAIR
                                   COST       GAINS       LOSSES       VALUE
                                 ---------  ----------  ----------  -----------
                                                (IN MILLIONS)
DECEMBER 31, 2000
HELD-TO-MATURITY:
Corporate securities ........... $10,691.1   $  459.2     $665.7     $10,484.6
Mortgage-backed securities .....   1,104.2       10.3       48.2       1,066.3
Obligations of states and
 political subdivisions ........      87.7        3.0        0.7          90.0
Debt securities issued by
 foreign governments ...........       5.6        4.7         --          10.3
                                 ---------   --------     ------     ---------
 Total ......................... $11,888.6   $  477.2     $714.6     $11,651.2
                                 =========   ========     ======     =========
AVAILABLE-FOR-SALE:
Corporate securities ........... $10,793.5   $  485.5     $415.6     $10,863.4
Mortgage-backed securities .....   3,430.4       82.2       25.2       3,487.4
Obligations of states and
 political subdivisions ........      24.8        1.7         --          26.5
Debt securities issued by
 foreign governments ...........   1,354.1      112.3       12.7       1,453.7
U.S. Treasury securities and
 obligations of U.S. government
 corporations and agencies .....     187.5        5.3        0.3         192.5
                                 ---------   --------     ------     ---------
 Total fixed maturities ........  15,790.3      687.0      453.8      16,023.5
Equity securities ..............     830.6      360.0       95.7       1,094.9
                                 ---------   --------     ------     ---------
  Total ........................ $16,620.9   $1,047.0     $549.5     $17,118.4
                                 =========   ========     ======     =========

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                              GROSS       GROSS
                                 AMORTIZED  UNREALIZED  UNREALIZED     FAIR
                                   COST       GAINS       LOSSES       VALUE
                                 ---------  ----------  ----------  -----------
                                                (IN MILLIONS)
DECEMBER 31, 1999
HELD-TO-MATURITY:
Corporate securities ........... $12,523.0    $390.3      $680.3     $12,233.0
Mortgage-backed securities .....   1,188.4       5.0        68.5       1,124.9
Obligations of states and
 political subdivisions ........      59.7       1.8         4.4          57.1
Debt securities issued by
 foreign governments ...........       5.0       5.0          --          10.0
U.S. Treasury securities and
 obligations of U.S. government
 corporations and agencies .....      14.1        --         0.4          13.7
                                 ---------    ------      ------     ---------
 Total ......................... $13,790.2    $402.1      $753.6     $13,438.7
                                 =========    ======      ======     =========
AVAILABLE-FOR-SALE:
Corporate securities ........... $11,103.0    $304.0      $431.1     $10,975.9
Mortgage-backed securities .....   4,168.5      18.6       109.9       4,077.2
Obligations of states and
 political subdivisions ........      68.9       5.0          --          73.9
Debt securities issued by
 foreign governments ...........   1,519.2      79.0        49.1       1,549.1
U.S. Treasury securities and
 obligations of U.S. government
 corporations and agencies .....     291.3       1.6         9.8         283.1
                                 ---------    ------      ------     ---------
 Total fixed maturities ........  17,150.9     408.2       599.9      16,959.2
Equity securities ..............   1,086.2     305.9       161.9       1,230.2
                                 ---------    ------      ------     ---------
 Total ......................... $18,237.1    $714.1      $761.8     $18,189.4
                                 =========    ======      ======     =========

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  The amortized cost and fair value of fixed maturities at December 31, 2000, by contractual maturity, are shown below:


                                                         AMORTIZED     FAIR
                                                           COST        VALUE
                                                         ---------  -----------
                                                            (IN MILLIONS)
HELD-TO-MATURITY:
Due in one year or less ..............................   $   901.6   $   919.4
Due after one year through five years ................     3,332.4     3,396.6
Due after five years through ten years ...............     3,080.9     3,144.0
Due after ten years ..................................     3,469.5     3,124.9
                                                         ---------   ---------
                                                          10,784.4    10,584.9
Mortgage-backed securities ...........................     1,104.2     1,066.3
                                                         ---------   ---------
 Total ...............................................   $11,888.6   $11,651.2
                                                         =========   =========
AVAILABLE-FOR-SALE:
Due in one year or less ..............................   $   567.0   $   575.6
Due after one year through five years ................     3,363.0     3,356.3
Due after five years through ten years ...............     3,798.5     3,758.2
Due after ten years ..................................     4,631.4     4,846.0
                                                         ---------   ---------
                                                          12,359.9    12,536.1
Mortgage-backed securities ...........................     3,430.4     3,487.4
                                                         ---------   ---------
 Total ...............................................   $15,790.3   $16,023.5
                                                         =========   =========



  Expected maturities may differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

  The sale of fixed maturities held-to-maturity relate to certain securities, with amortized cost of $24.3 million and $8.5 million for the years ended December 31, 1999 and 1998, respectively, which were sold due to a significant decline in the issuers' credit quality or as part of the sale of our property and casualty operations in 1999. The related net realized gains on the sales were $0.9 million in 1999. There were no such gains in 1998.

  The change in net unrealized gains (losses) on trading securities that has been included in earnings during 2000, 1999 and 1998 amounted to $7.9 million, $15.4 million, and ($6.6) million, respectively.

  The Company participates in a securities lending program for the purpose of enhancing income on securities held. At December 31, 2000 and 1999, $87.1 million and $278.1 million, respectively, of the Company's bonds and stocks, at market value, were on loan to various brokers/dealers, but were fully collateralized by cash and U.S. government securities in an account held in trust for the Company. The market value of the loaned securities is monitored on a daily basis, and the Company obtains additional collateral when deemed appropriate.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  For 2000, 1999 and 1998, investment results passed through to participating pension contractholders as interest credited to policyholders' account balances amounted to $162.3 million, $170.8 million, and $178.1 million, respectively.

  Mortgage loans on real estate are evaluated periodically as part of the Company's loan review procedures and are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses that exist at the balance sheet date. Management's periodic evaluation of the adequacy of the allowance for losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

  Changes in the allowance for probable losses on mortgage loans on real estate and real estate to be disposed of are summarized below. Included in deductions in 2000 are $13.5 million of allowances for probable losses on mortgage loans transferred to the closed block.


                                BALANCE AT                          BALANCE AT
                                BEGINNING                             END OF
                                 OF YEAR    ADDITIONS  DEDUCTIONS      YEAR
                                ----------  ---------  ----------  ------------
                                                (IN MILLIONS)
Year ended December 31, 2000
 Mortgage loans on real estate    $110.4     $  5.4      $ 45.8       $ 70.0
 Real estate to be disposed of      58.1       17.1        31.7         43.5
                                  ------     ------      ------       ------
 Total .........................  $168.5     $ 22.5      $ 77.5       $113.5
                                  ======     ======      ======       ======
Year ended December 31, 1999
 Mortgage loans on real estate    $111.0     $ 39.3      $ 39.9       $110.4
 Real estate to be disposed of     112.0       22.5        76.4         58.1
                                  ------     ------      ------       ------
 Total .........................  $223.0     $ 61.8      $116.3       $168.5
                                  ======     ======      ======       ======
Year ended December 31, 1998
 Mortgage loans on real estate    $127.3     $ 15.9      $ 32.2       $111.0
 Real estate to be disposed of      25.5       97.0        10.5        112.0
                                  ------     ------      ------       ------
 Total .........................  $152.8     $112.9      $ 42.7       $223.0
                                  ======     ======      ======       ======

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  At December 31, 2000 and 1999, the total recorded investment in mortgage loans that are considered to be impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," along with the related provision for losses were as follows:


                                                              DECEMBER 31,
                                                             ---------------
                                                              2000      1999
                                                             -------  ---------
                                                              (IN MILLIONS)
Impaired mortgage loans on real estate with provision for
 losses ..................................................   $ 57.6    $147.1
Provision for losses .....................................   (16.8)    (43.2)
                                                             ------    ------
Net impaired mortgage loans on real estate ...............   $ 40.8    $103.9
                                                             ======    ======



  The average recorded investment in impaired loans and the interest income recognized on impaired loans were as follows:


                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                       ----------------------
                                                        2000    1999     1998
                                                       ------  ------  --------
                                                           (IN MILLIONS)
Average recorded investment in impaired loans .......  $102.4  $137.9   $210.8
Interest income recognized on impaired loans ........     2.9     4.9      2.7



  The payment terms of mortgage loans on real estate may be restructured or modified from time to time. Generally, the terms of the restructured mortgage loans call for the Company to receive some form or combination of an equity participation in the underlying collateral, excess cash flows or an effective yield at the maturity of the loans sufficient to meet the original terms of the loans.

  Restructured commercial mortgage loans aggregated $68.3 million and $133.1 million as of December 31, 2000 and 1999, respectively. The expected gross interest income that would have been recorded had the loans been current in accordance with the original loan agreements and the actual interest income recorded were as follows:


                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                           ------------------
                                                           2000  1999    1998
                                                           ----  -----  -------
                                                             (IN MILLIONS)
Expected ...............................................   $5.8  $12.0   $23.7
Actual .................................................    5.2    7.9    12.6

                      JOHN HANCOCK LIFE INSURANCE COMPANY

     At December 31, 2000, the mortgage portfolio was diversified by geographic region and specific collateral property type as displayed below:

                          CARRYING     GEOGRAPHIC                  CARRYING
PROPERTY TYPE              AMOUNT      CONCENTRATION                AMOUNT
-------------           -------------  -------------            ---------------
                        (IN MILLIONS)                            (IN MILLIONS)
Apartments .........      $2,082.4     East North Central ....     $  907.8
Hotels .............         351.6     East South Central ....        475.0
Industrial .........         784.3     Middle Atlantic .......      1,115.8
Office buildings ...       1,990.2     Mountain ..............        312.6
Retail .............       1,284.3     New England ...........        682.5
1-4 Family .........          71.8     Pacific ...............      1,573.9
Mixed Use ..........         234.9     South Atlantic ........      1,678.9
Agricultural .......       2,104.2     West North Central ....        296.1
Other ..............         135.2     West South Central ....        659.9
                                       Canada/Other ..........      1,336.4
Allowance for losses         (70.0)    Allowance for losses ..        (70.0)
                          --------                                 --------
 Total .............      $8,968.9      Total ................     $8,968.9
                          ========                                 ========

     Mortgage loans with outstanding principal balances of $27.8 million, bonds with amortized cost of $117.1 million and real estate with a carrying value of $1.1 million were non-income producing for the year ended December 31, 2000.

     Depreciation expense on investment real estate was $9.5 million, $8.1 million, and $41.7 million in 2000, 1999, and 1998, respectively. Accumulated depreciation was $66.2 million and $60.5 million at December 31, 2000 and 1999, respectively.

     Investments in unconsolidated joint ventures and partnerships accounted for by using the equity method of accounting totaled $183.6 million and $201.7 million at December 31, 2000 and 1999, respectively. Total combined assets of these joint ventures and partnerships were $1,235.0 million and $1,134.2 million (consisting primarily of investments), and total combined liabilities were $313.0 million and $267.1 million (including $124.8 million and $133.2 million of non-recourse notes payable to banks) at December 31, 2000 and 1999, respectively. Total combined revenues and expenses of such joint ventures and partnerships were $1,908.4 million and $1,720.0 million, respectively, resulting in $188.4 million of total combined income from operations before income taxes in 2000. Total combined revenues of such joint ventures and partnerships were $346.7 million and $1,435.6 million, and total combined expenses were $145.2 million and $1,128.0 million, respectively, resulting in $201.5 million and $307.6 million of total combined income from operations before income taxes in 1999 and 1998, respectively. Net investment income on investments accounted for on the equity method totaled $143.8 million, $65.1 million and $70.0 million in 2000, 1999, and 1998, respectively.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

NOTE 4 -- DERIVATIVES

     The notional amounts, carrying values and estimated fair values of the Company's derivative instruments are as follows:

                                                        NUMBER OF CONTRACTS/               ASSETS (LIABILITIES)
                                                                                -----------------------------------------
                                                           NOTIONAL AMOUNT               2000                  1999
                                                        ---------------------   ---------------------   -----------------
                                                                                 CARRYING     FAIR      CARRYING    FAIR
                                                           2000       1999        VALUE       VALUE      VALUE      VALUE
                                                        ----------  ----------  ----------  ----------  --------  ----------
                                                                                  (IN MILLIONS)
ASSET HEDGES:
  Futures contracts to sell securities .............       5,874      19,288     $ (17.6)    $ (17.6)    $32.2     $  32.2
  Interest rate swap agreements
   Notional ........................................    $6,896.1    $5,824.0      (178.2)     (290.4)     82.9        94.7
   Average fixed rate-paid .........................        6.90%       6.91%         --          --        --          --
   Average float rate-received .....................        6.67%       6.06%         --          --        --          --
  Interest rate cap agreements .....................    $   42.2    $   80.0         0.1         0.1       0.2         0.2
  Interest rate swaption agreements ................          30        30.0        (1.3)       (1.3)     (3.6)       (3.6)
  Currency rate swap agreements ....................       515.0       541.0        11.4        11.4       9.1         9.1
  Equity collar agreements .........................          --          --        11.7        11.7      53.0        53.0
LIABILITY HEDGES:
  Futures contracts to acquire securities ..........         647       4,075         1.4         1.4      (0.9)       (0.9)
  Interest rate swap agreements
   Notional ........................................    $3,008.2    $3,780.0          --       114.3        --      (113.0)
   Average fixed rate-received .....................        6.79%       6.97%         --          --        --          --
   Average float rate-paid .........................        6.68%       6.06%         --          --        --          --
  Interest rate swaps (receive CMT rate) ...........    $  491.3    $  648.7          --        (5.2)       --         1.9
  Interest rate cap agreements .....................       279.4       279.4         2.1         2.1       5.6         5.6
  Interest rate floor agreements ...................     8,328.0       125.0        59.0        59.0       0.1         0.1
  Currency rate swap agreements ....................     3,423.4     5,470.2          --      (473.0)       --       (57.4)

     Financial futures contracts are used principally to hedge risks associated with interest rate fluctuations on sales of guaranteed investment contracts and funding agreements. The Company is subject to the risks associated with changes in the value of the underlying securities; however, such changes in value generally are offset by opposite changes in the value of the hedged items. The contract or notional amounts of the contracts represent the extent of the Company's involvement but not the future cash requirements, as the Company intends to close the open positions prior to settlement. The futures contracts expire in March 2001.

     The interest rate swap agreements expire in 2001 to 2029. The interest rate cap agreements expire in 2001 to 2007 and interest rate floor agreements expire in 2010. Interest rate swaption agreements expire in 2025. The currency rate swap agreements expire in 2001 to 2021. The equity collar agreements expire in 2003.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  Fair values for futures contracts are based on quoted market prices. Fair values for interest rate swap, cap and floor agreements, swaptions, and currency swap agreements and equity collar agreements are based on current settlement values. The current settlement values are based on quoted market prices, which utilize pricing models or formulas using current assumptions.

  The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform to the terms of the contract. The Company continually monitors its position and the credit ratings of the counterparties to these derivative instruments. To limit exposure associated with counterparty nonperformance on interest rate and currency swap agreements, the Company enters into master netting agreements with its counterparties. The Company believes the risk of incurring losses due to nonperformance by its counterparties is remote and that such losses, if any, would be immaterial. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

NOTE 5--INCOME TAXES

  The Company participates in the filing of a life/non-life consolidated federal income tax return. The life company sub-group includes four domestic life insurance companies (the Company, John Hancock Variable Life Insurance Company, Investors Partner Life Insurance Company and Investors Guaranty Life Insurance Company) and a Bermuda life insurance company (John Hancock Reassurance Company, Ltd.) that is treated as a U.S. company for federal income tax purposes. The non-life subgroup consists of John Hancock Financial Services, Inc., John Hancock Subsidiaries, Inc. and John Hancock International Holdings, Inc.

  In addition to taxes on operations, mutual life insurance companies are charged an equity base tax. As the Company was a mutual life insurance company for the entire year 1999, it is subject to the re-computation of its 1999 equity base tax liability in its 2000 tax return. The equity base tax is determined by application of an industry-based earnings rate to mutual companies' average equity base, as defined by the Internal Revenue Code. The industry earnings rate is determined by the Internal Revenue Service (IRS) and is not finalized until the subsequent year. The Company estimates its taxes for the current year based on estimated industry earnings rates and revises these estimates up or down when the earnings rates are finalized and published by the IRS in the subsequent year.

  Income before income taxes, minority interest and cumulative effect of accounting change includes the following:


                                                     YEAR ENDED DECEMBER 31,
                                                     ------------------------
                                                       2000     1999     1998
                                                     --------  ------  --------
                                                          (IN MILLIONS)
Domestic .........................................   $1,125.5  $211.7   $585.1
Foreign ..........................................       69.6    48.2     32.2
                                                     --------  ------   ------
Income before income taxes, minority interest and
 cumulative effect of accounting change ..........  $1,195.1  $259.9   $617.3
                                                     ========  ======   ======

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  The components of income taxes were as follows:


                                                     YEAR ENDED DECEMBER 31,
                                                    -------------------------
                                                     2000     1999      1998
                                                    -------  -------  -------
                                                         (IN MILLIONS)
Current taxes:
 Federal........................................    $ 18.1   $(62.5)   $223.6
 Foreign........................................       7.5      2.6       1.9
 State..........................................      12.0      5.8       6.3
                                                    ------   ------    ------
                                                      37.6    (54.1)    231.8
Deferred taxes:
 Federal........................................     284.7    137.7     (64.5)
 Foreign........................................      23.1     15.4       7.7
 State..........................................      (1.0)    (1.1)     (0.9)
                                                    ------   ------    ------
                                                     306.8    152.0     (57.7)
                                                    ------   ------    ------
Total income taxes..............................    $344.4   $ 97.9    $174.1
                                                    ======   ======    ======



  A reconciliation of income taxes computed by applying the federal income tax rate to income before income taxes, minority interest and cumulative effect of accounting change and the consolidated income tax expense charged to operations follows:


                                                     YEAR ENDED DECEMBER 31,
                                                    -------------------------
                                                     2000     1999      1998
                                                    -------  -------  -------
                                                         (IN MILLIONS)
Tax at 35%                                          $418.2   $ 91.0    $216.1
Add (deduct):
 Equity base tax.................................    (46.0)    22.2     (19.9)
 Prior year taxes................................     (0.3)     2.1       5.8
 Tax credits.....................................    (20.6)   (12.9)    (13.0)
 Foreign taxes...................................      0.4      1.0       2.5
 Tax exempt investment income....................    (16.4)   (19.4)    (24.4)
 Non-taxable gain on sale of subsidiary..........       --    (15.4)       --
 Disallowed demutualization expenses.............       --     31.1        --
 Other...........................................      9.1     (1.8)      7.0
                                                    ------   ------    ------
  Total income taxes.............................   $344.4   $ 97.9    $174.1
                                                    ======   ======    ======

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  The significant components of the Company's deferred tax assets and liabilities were as follows:

                                                               DECEMBER 31,
                                                           -------------------
                                                             2000       1999
                                                           --------   --------
                                                             (IN MILLIONS)
DEFERRED TAX ASSETS:
 Policy reserve adjustments.............................   $  458.8   $  803.1
 Other postretirement benefits..........................      149.4      151.1
 Book over tax basis of investments.....................      168.7      119.7
 Dividends payable to policyholders.....................      117.6      129.0
 Unearned premium.......................................       93.3       58.3
 Interest...............................................       38.3       38.3
 Other..................................................         --       67.0
                                                           --------   --------
  Total deferred tax assets.............................    1,026.1    1,366.5
                                                           --------   --------
DEFERRED TAX LIABILITIES:
 Deferred policy acquisition costs......................      777.6      805.1
 Depreciation...........................................      212.2      232.1
 Basis in partnerships..................................      109.8      159.2
 Market discount on bonds...............................       64.2       59.2
 Pension plan expense...................................      114.6       82.5
 Capitalized charges related to mutual funds............       56.9       71.8
 Unrealized gains.......................................      112.6       34.5
 Other..................................................       74.2         --
                                                           --------   --------
  Total deferred tax liabilities........................    1,522.1    1,444.4
                                                           --------   --------
  Net deferred tax liabilities..........................   $  496.0   $   77.9
                                                           ========   ========

  The Company received an income tax refund of $24.3 million, and made income tax payments of $86.2 million, and $158.8 million in 2000, 1999 and 1998, respectively.

                      JOHN HANCOCK LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6--CLOSED BLOCK

  Under the Plan, on February 1, 2000, the Company created a closed block for the benefit of policies included therein. The following tables set forth certain summarized financial information relating to the closed block as of the dates indicated:


                                                                                      DECEMBER 31,   FEBRUARY 1,
                                                                                          2000          2000
                                                                                      ------------  -------------
ASSETS                                                                                      (IN MILLIONS)
Investments
Fixed maturities:
 Held-to-maturity--at amortized cost
  (fair value: December 31--$2,327.4; February 1--$2,259.6) .......................    $ 2,269.9      $ 2,270.7
 Available-for-sale--at fair value
  (cost: December 31--$2,378.7; February 1--$2,275.1) .............................      2,353.0        2,199.2
Equity securities:
 Available-for-sale--at fair value (cost: December 31--$5.3; February 1--$6.4) ....          6.3            3.4
Mortgage loans on real estate .....................................................      1,930.6        1,875.9
Policy loans ......................................................................      1,540.6        1,561.2
Short-term investments ............................................................         62.1             --
Other invested assets .............................................................         40.7            5.3
                                                                                       ---------      ---------
  Total Investments ...............................................................      8,203.2        7,915.7
Cash and cash equivalents .........................................................        305.6          158.6
Accrued investment income .........................................................        149.3          136.2
Premiums and accounts receivable ..................................................         27.1            4.0
Deferred policy acquisition costs .................................................        947.3        1,062.5
Other assets ......................................................................         77.5           66.0
                                                                                       ---------      ---------
 Total closed block assets ........................................................    $ 9,710.0      $ 9,343.0
                                                                                       =========      =========
LIABILITIES
Future policy benefits ............................................................    $ 9,910.5      $ 9,732.8
Policyholders' funds ..............................................................      1,459.5        1,885.4
Other liabilities .................................................................        665.9          500.1
                                                                                       ---------      ---------
 Total closed block liabilities ...................................................    $12,035.9      $12,118.3
                                                                                       =========      =========

                                                                                             FOR THE PERIOD
                                                                                          FEBRUARY 1, THROUGH
                                                                                           DECEMBER 31, 2000
                                                                                         ----------------------
REVENUES                                                                                     (IN MILLIONS)
  Premiums ............................................................................        $  865.0
  Net investment income ...............................................................           591.6
  Realized investment gains, net ......................................................            11.7
  Other expense .......................................................................            (0.6)
                                                                                               --------
   Total revenues .....................................................................         1,467.7
BENEFITS AND EXPENSES
  Benefits to policyholders ...........................................................           870.0
  Other operating costs and expenses ..................................................           (10.0)
  Amortization of deferred policy acquisition costs ...................................            76.5
  Dividends to policyholders ..........................................................           407.1
                                                                                               --------
   Total benefits and expenses ........................................................         1,343.6
                                                                                               --------
   Contribution from the closed block .................................................        $  124.1
                                                                                               ========

                      JOHN HANCOCK LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6--CLOSED BLOCK (CONTINUED)

  Gross losses of $7.2 million in 2000 were realized on sales of available-for-sale securities allocated to the closed block. There were no gross gains realized in 2000.

  Investments in held-to-maturity securities and available-for-sale securities allocated to the closed block are summarized below:

                                                                                      GROSS       GROSS
                                                                         AMORTIZED  UNREALIZED  UNREALIZED     FAIR
                                                                            COST      GAINS       LOSSES       VALUE
                                                                         ---------  ----------  ----------   ---------
                                                                                       (IN MILLIONS)
DECEMBER 31, 2000
HELD-TO-MATURITY:
Corporate securities .................................................   $2,157.0     $94.6       $33.4      $2,218.2
Mortgage-backed securities ...........................................       98.3       1.2         4.8          94.7
Obligations of states and political subdivisions .....................       14.6       0.1         0.2          14.5
                                                                         --------     -----       -----      --------
   Total .............................................................   $2,269.9     $95.9       $38.4      $2,327.4
                                                                         ========     =====       =====      ========
AVAILABLE-FOR-SALE:
Corporate securities .................................................   $1,485.4     $42.8       $80.4      $1,447.8
Mortgage-backed securities ...........................................      784.9      14.5         8.5         790.9
Obligations of states and political subdivisions .....................       11.3       0.4          --          11.7
Debt securities issued by foreign governments ........................       84.0       6.7         1.4          89.3
U.S. Treasury securities and obligations of U.S. government
 corporations and agencies ...........................................       13.1       0.2          --          13.3
                                                                         --------     -----       -----      --------
Total fixed maturities ...............................................    2,378.7      64.6        90.3       2,353.0
Equity securities ....................................................        5.3       1.6         0.6           6.3
                                                                         --------     -----       -----      --------
  Total ..............................................................   $2,384.0     $66.2       $90.9      $2,359.3
                                                                         ========     =====       =====      ========

  The amortized cost and fair value of fixed maturities at December 31, 2000, by contractual maturity, are shown below:

                                                                                                 AMORTIZED     FAIR
                                                                                                   COST       VALUE
                                                                                                 ---------  ----------
                                                                                                    (IN MILLIONS)
Held-to-Maturity:
Due in one year or less ...................................................................      $  202.2    $  206.0
Due after one year through five years .....................................................         803.6       821.2
Due after five years through ten years ....................................................         587.1       614.1
Due after ten years .......................................................................         578.7       591.4
                                                                                                 --------    --------
 ..........................................................................................       2,171.6     2,232.7
Mortgage-backed securities ................................................................          98.3        94.7
                                                                                                 --------    --------
 Total ....................................................................................      $2,269.9    $2,327.4
                                                                                                 ========    ========
Available-for-Sale:
Due in one year or less ...................................................................      $   64.5    $   66.0
Due after one year through five years .....................................................         431.7       431.4
Due after five years through ten years ....................................................         473.8       466.8
Due after ten years .......................................................................         623.8       597.9
                                                                                                 --------    --------
 ..........................................................................................       1,593.8     1,562.1
Mortgage-backed securities ................................................................         784.9       790.9
                                                                                                 --------    --------
 Total ....................................................................................      $2,378.7    $2,353.0
                                                                                                 ========    ========

  Expected maturities may differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  At December 31, 2000, the mortgage portfolio was diversified by geographic region and specific collateral property type as displayed below:


                             CARRYING     GEOGRAPHIC                     CARRYING
PROPERTY TYPE                 AMOUNT      CONCENTRATION                   AMOUNT
-------------                --------     -------------                  --------
                           (IN MILLIONS)                               (IN MILLIONS)
Apartments .............     $  324.3     East North Central ........    $  201.1
Hotels .................         66.1     East South Central ........        58.5
Industrial .............        127.2     Middle Atlantic. ..........       378.0
Office buildings .......        494.6     Mountain ..................        92.1
Retail .................        350.4     New England ...............       162.0
1-4 Family .............           --     Pacific ...................       420.7
Mixed Use ..............         41.8     South Atlantic ............       384.5
Agricultural ...........        433.1     West North Central ........        74.9
Other ..................        106.6     West South Central ........       162.7
                                          Canada/Other ..............         9.6
Allowance for losses ...        (13.5)    Allowance for losses ......       (13.5)
                             --------                                    --------
 Total .................     $1,930.6      Total ....................    $1,930.6
                             ========                                    ========



NOTE 7--DEBT AND LINE OF CREDIT

  Short-term and long-term debt consists of the following:


                                                               DECEMBER 31,
                                                             ---------------
                                                               2000    1999
                                                             -------  ------
                                                              (IN MILLIONS)
SHORT-TERM DEBT:
 Commercial paper ........................................   $222.3    $380.6
 Current maturities of long-term debt ....................     23.0      73.2
                                                             ------    ------
Total short-term debt ....................................    245.3     453.8
                                                             ------    ------
LONG-TERM DEBT:
 Surplus notes, 7.38% maturing in 2024 ...................    447.2     447.1
 Notes payable, interest ranging from 5.43% to 9.60%, due
  in varying amounts to 2005 .............................    109.8     163.0
                                                             ------    ------
Total long-term debt .....................................    557.0     610.1
Less current maturities ..................................    (23.0)    (73.2)
                                                             ------    ------
Long-term debt ...........................................    534.0     536.9
                                                             ------    ------
  Total debt .............................................   $779.3    $990.7
                                                             ======    ======

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  The Company issues commercial paper primarily to take advantage of current investment opportunities, balance operating cash flows and existing commitments and meet working capital needs. The weighted average interest rate for outstanding commercial paper at December 31, 2000 and 1999 was 6.59% and 6.28%, respectively. The weighted average life for outstanding commercial paper at December 31, 2000 and 1999 was approximately 26 days and 11 days, respectively. Commercial paper borrowing arrangements are supported by a syndicated line of credit.

  The issuance of surplus notes was approved by the Commonwealth of Massachusetts Division of Insurance, and any payments of interest or principal on the surplus notes require the prior approval of the Commissioner of the Commonwealth of Massachusetts Division of Insurance.

  At December 31, 2000, the Company had a syndicated line of credit with a group of banks totaling $1.0 billion, $500.0 million of which expires on August 2, 2001 and $500.0 million of which expires on August 3, 2005. The banks will commit, when requested, to loan funds at prevailing interest rates as determined in accordance with the line of credit agreement. Under the terms of the agreement, the Company is required to maintain certain minimum levels of net worth and comply with certain other covenants, which were met at December 31, 2000. At December 31, 2000, the Company had no outstanding borrowings under the agreement.

  Aggregate maturities of long-term debt are as follows: 2001--$23.0 million; 2002--$38.0 million; 2003--$22.9 million; 2004--$6.0 million; 2005--$19.9 million and thereafter--$447.2 million.

  Interest expense on debt, included in other operating costs and expenses, was $63.4 million, $70.1 million, and $76.7 million in 2000, 1999 and 1998, respectively. Interest paid amounted to $63.4 million in 2000, $70.1 million in 1999, and $76.7 million in 1998.

 NOTE 8--MINORITY INTEREST

  Minority interest relates to the portion of John Hancock Canadian Holdings Limited (JHCH) owned by JHFS and the preferred stock issued by Maritime, an indirect majority owned subsidiary of the Company.

  As of October 1, 2000, the Company sold 45% of the common stock of JHCH, the parent company of Maritime, to JHFS for cash of $222.3 million. No gain or loss was recognized on the transaction. For financial reporting purposes, the assets, liabilities, and earnings of JHCH are consolidated in the Company's financial statements. JHFS's interest in JHCH of $196.8 million as of December 31, 2000 and the related income attributable to the interest of $5.2 million in 2000 is reflected in Minority Interest in the consolidated balance sheets and statements of income. The Board of Directors of JHFS also has authorized the purchase of the remaining JHCH shares from the Company over time as well as the shares of certain other foreign subsidiaries.

  On November 19, 1999, Maritime issued $68.2 million of Non-Cumulative Redeemable Second Preferred Shares, Series 1 (Series 1 Preferred Shares) at a price of 25 Canadian dollars per share. Dividends on the Series 1 Preferred Shares are payable quarterly, through December 31, 2004, at a rate of 0.38125 Canadian dollars per share. Commencing on January 1, 2005, the Series 1 Preferred Shares dividends will be calculated by applying 25 Canadian dollars to the greater of one quarter of 90% of prime rate and 5.85%. The Series 1 Preferred Shares are nonvoting and redeemable at Maritime's sole option any time after December 31, 2004 at a price of 25.50 Canadian dollars plus all declared and unpaid dividends. In addition, shareholders as of December 31, 2004 have the option to convert their Series 1 Preferred Shares to Non-Cumulative Redeemable Second Preferred Shares, Series 2 (Series 2 Preferred Shares). The Series 2 Preferred Shares will have a dividend rate of not less than 95% of the yield of certain bonds of the Government of Canada.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  In 1986, Maritime issued $25.3 million of Series A Cumulative Redeemable Preferred Stock (Preferred Stock). Dividends on the Preferred Stock are payable quarterly at 18% of the average of two prime rates of two specified Canadian banks. The Preferred Stock is nonvoting and redeemable at Maritime's sole option at a price of 25 Canadian dollars per share.

NOTE 9--REINSURANCE

  The effect of reinsurance on premiums written and earned was as follows:


                                          2000                    1999                    1998
                                  ---------------------   ---------------------   ------------------------
                                        PREMIUMS                PREMIUMS                PREMIUMS
                                  ---------------------   ---------------------   ------------------------
                                   WRITTEN     EARNED      WRITTEN     EARNED      WRITTEN      EARNED
                                  ----------  ----------  ----------  ----------  ----------  ------------
                                                              (IN MILLIONS)
Life, Health and
 Annuity:
 Direct .......................   $ 3,158.1   $ 3,157.4   $ 3,437.1   $ 3,435.2   $ 2,830.4    $ 2,828.4
 Assumed ......................       465.1       465.1       312.5       312.5       351.9        351.9
 Ceded ........................    (1,432.1)   (1,432.1)   (1,336.7)   (1,336.7)   (1,071.4)    (1,071.3)
                                  ---------   ---------   ---------   ---------   ---------    ---------
  Net life, health and
   annuity premiums ...........     2,191.1     2,190.4     2,412.9     2,411.0     2,110.9      2,109.0
                                  ---------   ---------   ---------   ---------   ---------    ---------
Property and Casualty:
 Direct .......................          --          --          --          --         0.4          7.1
 Assumed ......................          --          --         0.3         0.3          --          1.9
 Ceded ........................          --          --          --          --        (0.4)        (9.0)
                                  ---------   ---------   ---------   ---------   ---------    ---------
  Net property and
   casualty premiums ..........          --          --         0.3         0.3          --           --
                                  ---------   ---------   ---------   ---------   ---------    ---------
  Net premiums ................   $ 2,191.1   $ 2,190.4   $ 2,413.2   $ 2,411.3   $ 2,110.9    $ 2,109.0
                                  =========   =========   =========   =========   =========    =========


  For the years ended December 31, 2000, 1999 and 1998, benefits to policyholders under life, health and annuity ceded reinsurance contracts were $734.5 million, $576.3 million, and $814.6 million, respectively.

  On February 28, 1997, the Company sold a major portion of its group insurance business to UNICARE Life & Health Insurance Company (UNICARE), a wholly owned subsidiary of WellPoint Health Networks, Inc. The business sold included the Company's group accident and health business and related group life business and Cost Care, Inc., Hancock Association Services Group and Tri-State, Inc., all of which were indirect wholly-owned subsidiaries of the Company. The Company retained its group long-term care operations. The insurance business sold was transferred to UNICARE through a 100% coinsurance agreement.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  In connection with the coinsurance arrangement, the Company initially secured a $397.0 million letter of credit facility with a group of banks. Under the terms of the letter of credit facility agreement, the banks agreed to issue a letter of credit to the Company pursuant to which the Company may draw up to the amount of the letter of credit for any claims not satisfied by UNICARE under the coinsurance agreement after the Company has incurred the first $113.0 million of losses from such claims. The amount available pursuant to the letter of credit agreement and any letter of credit issued thereunder automatically will be reduced on a scheduled basis consistent with the anticipated runoff of liabilities related to the business reinsured under the coinsurance agreement. The letter of credit facility was reduced to $272.0 million effective March 1, 2000 and is scheduled to be reduced again to $127.0 million on March 1, 2001. The letter of credit and any letter of credit issued thereunder are scheduled to expire on March 1, 2002. The Company remains liable to its policyholders to the extent that UNICARE does not meet its contractual obligations under the coinsurance agreement.

  Through the Company's group health insurance operations, the Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance, a portion of which was originated through a pool managed by Unicover Managers, Inc. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed 95% of these risks on to other companies. This business had originally been reinsured by a number of different companies, and has become the subject of widespread disputes. The disputes concern the placement of the business with reinsurers and recovery of the reinsurance. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business. The risk to the Company is that other companies that reinsured the business from the Company may seek to avoid their reinsurance obligations. However, the Company believes that it has a reasonable legal position in this matter. During the fourth quarter of 1999 and early 2000, the Company received additional information about its exposure to losses under the various reinsurance programs. As a result of this additional information and in connection with global settlement discussions initiated in late 1999 with other parties involved in the reinsurance programs, during the fourth quarter of 1999 the Company recognized a charge for uncollectible reinsurance of $133.7 million, after tax, as its best estimate of its remaining loss exposure. The Company believes that any exposure to loss from this issue, in addition to amounts already provided for as of December 31, 2000, would not be material.

  Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics of the reinsurers.

                       JOHN HANCOCK LIFE INSURANCE COMPANY

  NOTE 10--PENSION BENEFIT PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS

  The Company provides pension benefits to substantially all employees and general agency personnel. These benefits are provided through both qualified defined benefit and defined contribution pension plans. In addition, through nonqualified plans, the Company provides supplemental pension benefits to employees with salaries and/ or pension benefits in excess of the qualified plan limits imposed by federal tax law. Pension benefits under the defined benefit plans are based on years of service and average compensation generally during the five years prior to retirement. Benefits related to the Company's defined benefit pension plans paid to employees and retirees covered by annuity contracts issued by the Company amounted to $102.2 million in 2000, $97.6 million in 1999, and $92.6 million in 1998. Plan assets consist principally of listed equity securities, corporate obligations and U.S. government securities.

  The Company's funding policy for qualified defined benefit plans is to contribute annually an amount in excess of the minimum annual contribution required under the Employee Retirement Income Security Act (ERISA). This amount is limited by the maximum amount that can be deducted for federal income tax purposes. Because the qualified defined benefit plans are overfunded, no amounts were contributed to these plans in 2000 or 1999. The funding policy for nonqualified defined benefit plans is to contribute the amount of the benefit payments made during the year. The projected benefit obligation and accumulated benefit obligation for the non-qualified defined benefit pension plans, which are underfunded, for which accumulated benefit obligations are in excess of plan assets were $256.3 million, and $244.3 million, respectively, at December 31, 2000, and $257.4 million and $239.3 million, respectively, at December 31, 1999. Non-qualified plan assets, at fair value, were $0.8 million and $1.0 million at December 31, 2000 and 1999, respectively.

  Defined contribution plans include The Investment Incentive Plan and the Savings and Investment Plan. The expense for defined contribution plans was $10.2 million, $9.4 million, and $8.1 million, in 2000, 1999 and 1998, respectively.

  In addition to the Company's defined benefit pension plans, the Company has employee welfare plans for medical, dental, and life insurance covering most of its retired employees and general agency personnel.

  Substantially all employees may become eligible for these benefits if they reach retirement age while employed by the Company. The postretirement health care and dental coverages are contributory based on service for post January 1, 1992 non-union retirees. A small portion of pre-January 1, 1992 non-union retirees also contribute. The applicable contributions are based on service.

  The Company's policy is to fund postretirement benefits in amounts at or below the annual tax qualified limits. As of December 31, 2000 and 1999, plan assets related to non-union employees were comprised of an irrevocable health insurance contract to provide future health benefits to retirees. Plan assets related to union employees were comprised of approximately 60% equity securities and 40% fixed income investments.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

 NOTE 10--PENSION BENEFIT PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS
  (CONTINUED)

  The changes in benefit obligation and plan assets related to the Company's qualified and nonqualified benefit plans are summarized as follows:


                                                                                             YEAR ENDED DECEMBER 31,
                                                                                ----------------------------------------------
                                                                                                        OTHER POSTRETIREMENT
                                                                                   PENSION BENEFITS           BENEFITS
                                                                                ----------------------  ---------------------
                                                                                   2000        1999        2000        1999
                                                                                ----------  ----------  --------   ----------
                                                                                                 (IN MILLIONS)
CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation at beginning of year ................................      $ 1,967.6   $1,839.8    $ 443.2      $ 441.1
  Service cost ...........................................................           36.8       35.7        7.8          7.5
  Interest cost ..........................................................          134.1      121.2       31.4         28.7
  Amendments .............................................................          (10.3)      19.9         --           --
  Actuarial (gain) loss ..................................................         (136.8)      32.6       36.4         (4.7)
  Translation (gain) loss ................................................           (1.5)       2.1         --           --
  Benefits paid ..........................................................             --       44.6        6.5           --
  Acquisition of subsidiary ..............................................             --      (13.2)        --           --
  Curtailment                                                                   ---------   --------    -------      -------
  Benefit obligation at end of year ......................................        1,876.3    1,967.6      493.3        443.2
                                                                                ---------   --------    -------      -------

CHANGE IN PLAN ASSETS:
  Fair value of plan assets at beginning of year .........................        2,476.5    2,251.1      232.9        215.2
  Actual return on plan assets ...........................................          132.6      281.5        0.3         17.7
  Employer contribution ..................................................           12.6       11.5       35.5           --
  Benefits paid ..........................................................         (113.6)    (108.4)      (7.3)          --
  Translation (loss) gain ................................................           (2.3)       3.5         --           --
  Acquisition of subsidiary ..............................................             --       50.2         --           --
  Curtailment ............................................................             --      (12.9)        --           --
                                                                                ---------   --------    -------      -------
  Fair value of plan assets at end of year................................        2,505.8    2,476.5      261.4        232.9
                                                                                ---------   --------    -------      -------
Funded status ............................................................          629.5      508.9     (231.9)      (210.3)
Unrecognized actuarial gain ..............................................         (400.6)    (366.0)    (139.7)      (182.8)
Unrecognized prior service cost ..........................................           24.2       39.1       (1.4)        (1.6)
Unrecognized net transition asset ........................................           (6.3)     (11.8)        --           --
                                                                                ---------   --------    -------      -------
Prepaid (accrued) benefit cost, net                                             $   246.8   $  170.2    $(373.0)     $(394.7)
                                                                                =========   ========    =======      =======

AMOUNTS RECOGNIZED IN BALANCE SHEET CONSIST  OF:
   Prepaid benefit cost ..................................................      $   396.4   $  299.4
   Accrued benefit liability .............................................         (243.5)    (238.9)
   Intangible asset Intangible asset .....................................            6.0        7.9
   Accumulated other comprehensive income ................................           87.9      101.8
                                                                                ---------   --------
Prepaid benefit cost, net ................................................      $   246.8   $  170.2
                                                                                ==========   ========

                      JOHN HANCOCK LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 10--PENSION BENEFIT PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS
  (CONTINUED)

  The assumptions used in accounting for the Company's qualified and nonqualified benefit plans were as follows:


                                           YEAR ENDED DECEMBER 31,
                                       --------------------------------
                                                           OTHER
                                          PENSION      POSTRETIREMENT
                                          BENEFITS         BENEFITS
                                       --------------   ---------------
                                        2000    1999     2000     1999
                                       ------  ------   ------  -------
Discount rate .............            7.25%   7.00%   7.25%     7.00%
Expected return on plan....
 assets ...................            9.00%   8.50%   9.00%     8.50%
Rate of compensation
 increase .................            4.77%   4.77%   4.77%     4.77%

  For measurement purposes, an 8.75% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.25% in 2006 and remain at that level thereafter.

  For the prior valuation, an 5.50% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.25% in 2001 and remain at that level thereafter.

  The net periodic benefit (credit) cost related to the Company's qualified and nonqualified benefit plans includes the following components:


                                       YEAR ENDED DECEMBER 31,
                        -------------------------------------------------------
                                                        OTHER POSTRETIREMENT
                             PENSION BENEFITS                 BENEFITS
                        ----------------------------  --------------------------
                          2000      1999      1998      2000     1999     1998
                        --------  --------  --------  -------  -------  --------
                                            (IN MILLIONS)
Service cost  .......   $  36.8   $  35.7   $  34.6   $  7.8   $  7.5   $   7.1
Interest cost .......     134.1     121.2     117.5     31.4     28.7      29.1
Expected return on
 plan assets  .......    (217.4)   (186.6)   (168.5)   (24.1)   (18.3)    (14.7)
Amortization of
 transition asset ...     (12.7)    (12.1)    (11.7)      --       --        --
Amortization of prior
 service cost .......       4.6       3.9       6.5     (0.2)    (0.2)     (0.3)
Recognized actuarial
 gain ...............     (10.9)     (8.1)     (2.6)    (8.8)    (8.5)     (7.8)
Other ...............        --      (3.8)     (1.2)      --       --        --
                        -------   -------   -------   ------   ------   -------
  Net periodic benefit
   (credit) cost  ...   $ (65.5)  $ (49.8)  $ (25.4)  $  6.1   $  9.2   $  13.4
                        =======   =======   =======   ======   ======   =======



  Assumed health care cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:


                                                1-PERCENTAGE     1-PERCENTAGE
                                               POINT INCREASE   POINT DECREASE
                                               --------------  ----------------
                                                       (IN MILLIONS)
Effect on total of service and interest costs
 in 2000 . . . . . . . . . . . . . . . . . .       $ 4.6           $ (2.2)
Effect on postretirement benefit obligations
 as of December 31, 2000 . . . . . . . . . .        34.5            (29.9)

                      JOHN HANCOCK LIFE INSURANCE COMPANY

NOTE 11--COMMITMENTS AND CONTINGENCIES

  In the normal course of its business operations, the Company is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 2000. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of the Company.

  During 1997, the Company entered into a court-approved settlement relating to a class action lawsuit involving certain individual life insurance policies sold from 1979 through 1996. In entering into the settlement, the Company specifically denied any wrongdoing. The reserve held in connection with the settlement to provide for relief to class members and for legal and administrative costs associated with the settlement amounted to $172.8 million and $496.6 million at December 31, 2000 and 1999, respectively. Costs incurred related to the settlement were $140.2 million and $230.8 million, in 1999 and 1998, respectively. No such costs were incurred in 2000. The estimated reserve is based on a number of factors, including the estimated cost per claim and the estimated costs to administer the claims.

  During 1996, management determined that is was probable that a settlement would occur and that a minimum loss amount could be reasonably estimated. Accordingly, the Company recorded its best estimate based on the information available at the time. The terms of the settlement agreement were negotiated throughout 1997 and approved by the court on December 31, 1997. In accordance with the terms of the settlement agreement, the Company contacted class members during 1998 to determine the actual type of relief to be sought by class members. The majority of the responses from class members were received by the fourth quarter of 1998. The type of relief sought by class members differed from the Company's previous estimates, primarily due to additional outreach activities by regulatory authorities during 1998 encouraging class members to consider alternative dispute resolution relief. In 1999, the Company updated its estimate of the cost of claims subject to alternative dispute resolution relief and revised its reserve estimate accordingly.

  Given the uncertainties associated with estimating the reserve, it is reasonably possible that the final cost of the settlement could differ materially from the amounts presently provided for by the Company. The Company will continue to update its estimate of the final cost of the settlement as the claims are processed and more specific information is developed, particularly as the actual cost of the claims subject to alternative dispute resolution becomes available. However, based on information available at this time, and the uncertainties associated with the final claim processing and alternative dispute resolution, the range of any additional costs related to the settlement cannot be estimated with precision.

NOTE 12--SHAREHOLDER'S EQUITY

 (a) Common Stock

  As result of the demutualization, as described in Note 1, the Company was converted to a stock life insurance company and has one class of capital stock, common stock ($10,000 par value, 1,000 shares authorized). All of the outstanding common stock of the Company is owned by JHFS.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

 (b) Other Comprehensive Income

  The components of accumulated other comprehensive income are as follows:


                                                                            FOREIGN                 ACCUMULATED
                                                               NET         CURRENCY     MINIMUM        OTHER
                                                            UNREALIZED    TRANSLATION   PENSION    COMPREHENSIVE
                                                          GAINS (LOSSES)  ADJUSTMENT   LIABILITY      INCOME
                                                          --------------  -----------  ---------  ---------------
                                                                              (IN MILLIONS)
Balance at January 1, 1998 .............................     $ 520.3        $(44.1)     $(29.5)      $ 446.7
Gross unrealized gains (losses) (net of deferred
 income tax benefit of $56.7 million) ..................      (121.3)           --          --        (121.3)
Less reclassification adjustment for (gains)
 losses, realized in net income (net of tax
 expense of $61.4 million) .............................      (113.9)           --          --        (113.9)
Participating group annuity contracts (net of
 deferred income tax expense of $31.1 million) .........        57.7            --          --          57.7
Adjustment to deferred policy acquisition costs
 and present value of future profits (net of
 deferred income tax expense of $15.5 million) .........        28.9            --          --          28.9
                                                             -------        ------      ------       -------
Net unrealized gains (losses) ..........................      (148.6)           --          --        (148.6)
Foreign currency translation adjustment ................          --          (6.0)         --          (6.0)
Minimum pension liability (net of deferred
 income tax benefit of $6.2 million) ...................          --            --        (8.8)         (8.8)
                                                             -------        ------      ------       -------
Balance at December 31, 1998 ...........................     $ 371.7        $(50.1)     $(38.3)      $ 283.3
                                                             =======        ======      ======       =======

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                                           FOREIGN                 ACCUMULATED
                                                               NET         CURRENCY     MINIMUM        OTHER
                                                            UNREALIZED    TRANSLATION   PENSION    COMPREHENSIVE
                                                          GAINS (LOSSES)  ADJUSTMENT   LIABILITY      INCOME
                                                          --------------  -----------  ---------  ---------------
                                                                              (IN MILLIONS)
Balance at December 31, 1998 ...........................     $ 371.7        $(50.1)     $(38.3)      $ 283.3
Gross unrealized gains (losses) (net of deferred
 income tax benefit of $275.6 million) .................      (503.9)           --          --        (503.9)
Less reclassification adjustment for (gains)
 losses, realized in net income (net of tax
 expense of $5.4 million) ..............................       (10.0)           --          --         (10.0)
Participating group annuity contracts (net of
 deferred income tax expense of $40.1 million) .........        74.6            --          --          74.6
Adjustment to deferred policy acquisition costs
 and present value of future profits (net of
 deferred income tax expense of $71.3 million) .........       132.3            --          --         132.3
                                                             -------        ------      ------       -------
Net unrealized gains (losses) ..........................      (307.0)           --          --        (307.0)
Foreign currency translation adjustment ................          --          16.9          --          16.9
Minimum pension liability (net of deferred
 income tax benefit of $12.3 million) ..................          --            --       (22.9)        (22.9)
                                                             -------        ------      ------       -------
Balance at December 31, 1999 ...........................     $  64.7        $(33.2)     $(61.2)      $ (29.7)
                                                             -------        ------      ------       -------
Gross unrealized gains (losses) (net of deferred
 income tax expense of $37.1 million) ..................        46.2                                    46.2
Less reclassification adjustment for (gains)
 losses, realized in net income (net of tax
 benefit of $62.0 million) .............................       115.2                                   115.2
Participating group annuity contracts
 (net of deferred income tax benefit
 of $3.6 million) ......................................        (6.8)                                   (6.8)
Adjustment to deferred policy acquisition
 costs and present value of future profits
 (net of deferred income tax benefit
 of $17.5 million) .....................................       (32.6)                                  (32.6)
                                                             -------                                 -------
Net unrealized gains (losses) ..........................       122.0                                   122.0
Foreign currency translation adjustment                                      (19.1)                    (19.1)
Minimum pension liability (net of deferred
 income tax expense of $4.4 million)                                                       8.2           8.2
Minority interest ......................................        (3.9)         (0.6)                     (4.5)
                                                             -------        ------      ------       -------
Balance at December 31, 2000 ...........................     $ 182.8        $(52.9)     $(53.0)      $  76.9
                                                             =======        ======      ======       =======

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of shareholder's equity, are summarized as follows:

                                                         YEAR ENDED
                                                 ------------------------------
                                                  2000      1999       1998
                                                 --------  --------  ----------
                                                        (IN MILLIONS)
BALANCE, END OF YEAR COMPRISES:
  Unrealized investment gains (losses) on:
   Fixed maturities ...........................  $ 207.5   $(191.7)   $ 730.6
   Equity investments .........................    265.3     144.0      239.0
   Derivatives and other ......................   (149.1)    110.8     (111.5)
                                                 -------   -------    -------
Total                                              323.7      63.1      858.1
AMOUNTS OF UNREALIZED INVESTMENT (GAINS) LOSSES
 ATTRIBUTABLE TO:
  Participating group annuity contracts .......    (34.4)    (24.0)    (138.7)
  Deferred policy acquisition cost and present
  value of future profits .....................     10.0      60.1     (143.5)
  Deferred federal income taxes ...............   (112.6)    (34.5)    (204.2)
  Minority interest ...........................     (3.9)       --         --
                                                 -------   -------    -------
Total .........................................   (140.9)      1.6     (486.4)
                                                 -------   -------   --------
Net unrealized investment gains ...............  $ 182.8   $  64.7    $ 371.7
                                                 =======   =======   ========


 Statutory Results

  The Company and its domestic insurance subsidiaries prepare their statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the state of domicile. Prescribed statutory accounting practices include state laws, regulations and administrative rules, as well as guidance published by the NAIC. Permitted accounting practices encompass all accounting practices that are not prescribed by the sources noted above. Since 1988, the Commonwealth of Massachusetts Division of Insurance has provided the Company with approval to recognize the pension plan prepaid expense in accordance with the requirements of SFAS No. 87, "Employers' Accounting for Pensions." The Company furnishes the Commonwealth of Massachusetts Division of Insurance with an actuarial certification of the prepaid expense computation on an annual basis.

  In addition, during 2000 and 1999, the Company received permission from the Commonwealth of Massachusetts Division of Insurance to record its Asset Valuation Reserve in excess of the prescribed maximum reserve level by $36.7 million and $48.0 million at December 31, 2000 and 1999, respectively. There are no other material permitted practices.

   Statutory net income and surplus include the accounts of the Company and its variable life insurance subsidiary, John Hancock Variable Life Insurance Company, including its wholly-owned subsidiary, Investors Partner Life Insurance Company, and Investors Guaranty Life Insurance Company.

                                                   2000      1999       1998
                                                 --------  --------  ----------
                                                        (IN MILLIONS)
Statutory net income .........................   $  617.6  $  573.2   $  627.3
Statutory surplus ............................    3,700.5   3,456.7    3,388.7

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  Massachusetts has enacted laws governing the payment of dividends by insurers. Under Massachusetts insurance law, no insurer may pay any shareholder dividends from any source other than statutory unassigned funds without the prior approval of the Massachusetts Division of Insurance. Massachusetts law also limits the dividends an insurer may pay in any twelve month period, without the prior permission of the Massachusetts Division of Insurance, to the greater of (i) 10% of its statutory policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year, if such insurer is a life company.

NOTE 13--SEGMENT INFORMATION

  The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets or distribution channels.

  RETAIL-PROTECTION SEGMENT. Offers a variety of individual life insurance and individual and group long-term care insurance products, including participating whole life, term life, universal life, variable life, and retail and group long-term care insurance. Products are distributed through multiple distribution channels, including insurance agents and brokers and alternative distribution channels that include banks, financial planners, direct marketing and the Internet.

  RETAIL-ASSET GATHERING SEGMENT. Offers individual annuities and mutual fund products and services. Individual annuities consist of fixed deferred annuities, fixed immediate annuities, single premium immediate annuities, and variable annuities. Mutual fund products and services primarily consist of open-end mutual funds, closed-end funds, and 401(k) services. This segment distributes its products through distribution channels including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, and banks.

  INSTITUTIONAL-GUARANTEED AND STRUCTURED FINANCIAL PRODUCTS (G&SFP) SEGMENT. Offers a variety of retirement products to qualified defined benefit plans, defined contribution plans and non-qualified buyers. The Company's products include guaranteed investment contracts, funding agreements, single premium annuities, and general account participating annuities and fund type products. These contracts provide non-guaranteed, partially guaranteed, and fully guaranteed investment options through general and separate account products. The segment distributes its products through a combination of dedicated regional representatives, pension consultants and investment professionals.

  INSTITUTIONAL-INVESTMENT MANAGEMENT SEGMENT. Offers a wide range of investment management products and services to institutional investors covering a variety of private and publicly traded asset classes including fixed income, equity, mortgage loans, and real estate. This segment distributes its products through a combination of dedicated sales and marketing professionals, independent marketing specialists, and investment professionals.

   CORPORATE AND OTHER SEGMENT. Primarily consists of the Company's international insurance operations, certain corporate operations, and businesses that are either disposed or in run-off. Corporate operations primarily include certain financing activities, income on capital not specifically allocated to the reporting segments and certain non-recurring expenses not allocated to the segments. The disposed businesses primarily consist of group health insurance and related group life insurance, property and casualty insurance and selected broker/dealer operations.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

  Management of the Company evaluates performance based on segment after-tax operating income, which excludes the effect of net realized investment gains or losses and unusual or non-recurring events and transactions. Segment after-tax operating income is determined by adjusting GAAP net income for net realized investment gains and losses, including gains and losses on disposals of businesses and certain other items which management believes are not indicative of overall operating trends. While these items may be significant components in understanding and assessing the Company's financial performance, management believes that the presentation of after-tax operating income enhances its understanding of the Company's results of operations by highlighting net income attributable to the normal, recurring operations of the business.

  Amounts reported as segment adjustments in the tables below primarily relate to: (i) certain realized investment gains (losses), net of related amortization adjustment for deferred policy acquisition costs and amounts credited to participating pension contractholder accounts (the adjustment for realized investment gains (losses) excludes gains and losses from mortgage securitizations and investments backing short-term funding agreements because management views the related gains and losses as an integral part of the core business of those operations); (ii) benefits to policyholders and expenses incurred relating to the settlement of a class action lawsuit against the Company involving certain individual life insurance policies sold from 1979 through 1996; (iii) restructuring costs related to our distribution systems, retail operations and mutual fund operations; (iv) the surplus tax on mutual life insurance companies which as a stock company is no longer applicable to the Company; (v) a fourth quarter 1999 charge for uncollectible reinsurance related to certain assumed reinsurance business; (vi) a fourth quarter 1999 charge for a group pension dividend resulting from demutualization related asset transfers and the formation of a corporate account; (vii) a charge for certain one time costs associated with the demutualization process; and (viii) cumulative effect of accounting change.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  The following table summarizes selected financial information by segment for the year ended or as of December 31 and reconciles segment revenues and segment after-tax operating income to amounts reported in the consolidated statements of income (in millions):


                                                                 RETAIL                   INSTITUTIONAL  CORPORATE
                                                     RETAIL      ASSET     INSTITUTIONAL   INVESTMENT       AND
2000                                               PROTECTION  GATHERING       G&SFP       MANAGEMENT      OTHER      CONSOLIDATED
----                                               ----------  ----------  -------------  -------------  ----------  --------------
REVENUES:
 Segment revenues ...............................  $ 1,529.7   $ 1,195.9    $ 2,409.4       $  212.0     $ 1,707.6     $ 7,054.6
 Realized investment gains (losses), net ........      (18.2)       15.4        (64.7)           7.1         152.8          92.4
                                                   ---------   ---------    ---------       --------     ---------     ---------
 Revenues .......................................  $ 1,511.5   $ 1,211.3    $ 2,344.7       $  219.1     $ 1,860.4     $ 7,147.0
                                                   =========   =========    =========       ========     =========     =========
 Net investment income ..........................  $   604.7   $   445.8    $ 1,741.9       $   22.7     $   435.9     $ 3,251.0
NET INCOME:
 Segment after-tax operating income .............      252.2       128.8        211.6           46.8         104.0         743.4
 Realized investment gains (losses), net ........      (11.5)       18.6        (40.5)           4.4          93.5          64.5
 Restructuring charges ..........................       (6.7)       (1.4)        (2.6)            --          (1.3)        (12.0)
 Surplus tax ....................................       20.8         0.6          6.5             --          18.1          46.0
 Demutualization expenses .......................        1.6         0.4          0.4             --           0.1           2.5
 Other demutualization related costs ............       (6.8)       (1.3)        (1.7)            --          (0.2)        (10.0)
 Group pension dividend transfer ................         --          --          5.7             --            --           5.7
                                                   ---------   ---------    ---------       --------     ---------     ---------
 Net income .....................................  $   249.6   $   145.7    $   179.4       $   51.2     $   214.2     $   840.1
                                                   =========   =========    =========       ========     =========     =========
SUPPLEMENTAL INFORMATION:
 Inter-segment revenues .........................         --          --           --       $   39.1     $   (39.1)           --
 Equity in net income of investees accounted
  for by the equity method ......................  $     7.5   $     3.5    $    11.2           16.8         104.8     $   143.8
 Amortization of deferred policy acquisition
  costs .........................................       55.6        78.8          2.6             --          46.8         183.8
 Interest expense ...............................        1.1         3.5           --           12.1          46.7          63.4
 Income tax expense .............................       88.6        57.9         78.3           35.2          84.4         344.4
 Segment assets .................................   27,049.9    14,067.2     31,161.1        3,124.5      12,378.1      87,780.8
NET REALIZED INVESTMENT GAINS DATA:
 Net realized investment (losses) gains .........      (34.3)       18.8        (57.8)          10.3         152.9          89.9
 Add capitalization/less amortization of deferred
  policy acquisition costs related to net
  realized investment gains (losses) ............        4.4        (3.5)          --             --            --           0.9
  Less amounts credited to participating pension
   contractholder accounts ......................         --          --         (6.9)            --            --          (6.9)
                                                   ---------   ---------    ---------       --------     ---------     ---------
 Net realized investment (losses) gains, net of
  related amortization of deferred policy
  acquisition costs and amounts credited to
  participating pension contractholders--per
  consolidated financial statements .............      (29.9)       15.3        (64.7)          10.3         152.9          83.9
 Less realized investment (losses) gains
  attributable to mortgage securitizations ......         --          --           --            3.2            --           3.2
 Net realized investment gains in the closed
  block .........................................       11.7          --           --             --            --          11.7
                                                   ---------   ---------    ---------       --------     ---------     ---------
 Realized investment (losses) gains, net-pre-tax
  adjustment made to calculate segment operating
  income ........................................      (18.2)       15.3        (64.7)           7.1         152.9          92.4
 Less income tax effect .........................        6.7         3.3         24.2           (2.7)        (59.4)        (27.9)
                                                   ---------   ---------    ---------       --------     ---------     ---------
 Realized investment (losses) gains,
  net-after-tax adjustment made to calculate
  segment operating income ......................  $   (11.5)  $    18.6    $   (40.5)      $    4.4     $    93.5     $    64.5
                                                   =========   =========    =========       ========     =========     =========

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                                 RETAIL                   INSTITUTIONAL
                                                     RETAIL      ASSET     INSTITUTIONAL   INVESTMENT    CORPORATE
1999                                               PROTECTION  GATHERING       G&SFP       MANAGEMENT    AND OTHER    CONSOLIDATED
----                                               ----------  ----------  -------------  -------------  ----------  --------------
REVENUES:
 Segment revenues ...............................  $ 2,756.9   $ 1,057.3    $ 2,021.8       $  189.9     $ 1,310.5     $ 7,336.4
 Realized investment gains (losses), net ........      173.6       (11.0)        93.3            3.1         (56.1)        202.9
                                                   ---------   ---------    ---------       --------     ---------     ---------
 Revenues .......................................  $ 2,930.5   $ 1,046.3    $ 2,115.1       $  193.0     $ 1,254.4     $ 7,539.3
                                                   =========   =========    =========       ========     =========     =========
 Net investment income ..........................  $ 1,101.9   $   388.6    $ 1,681.3       $   45.9     $   350.8     $ 3,568.5
NET INCOME:
 Segment after-tax operating income .............      188.7       115.1        201.7           37.3          67.8         610.6
 Realized investment gains (losses), net ........      108.6        (6.9)        58.4            2.0         (42.1)        120.0
 Class action lawsuit ...........................         --          --           --             --         (91.1)        (91.1)
 Restructuring charges ..........................       (8.6)       (7.3)        (0.6)            --          (0.5)        (17.0)
 Surplus tax ....................................      (12.5)       (1.0)        (6.5)            --          (2.2)        (22.2)
 Workers' compensation reinsurance reserves .....         --          --           --             --        (133.7)       (133.7)
 Group pension dividend transfer ................         --          --       (205.8)            --            --        (205.8)
 Demutualization expenses .......................      (61.3)      (13.0)       (16.1)            --          (3.2)        (93.6)
 Other demutualization related costs ............       (4.6)       (0.9)        (1.1)            --          (0.2)         (6.8)
 CumuIative effect of accounting change .........         --        (9.6)          --           (0.1)           --          (9.7)
                                                   ---------   ---------    ---------       --------     ---------     ---------
 Net income .....................................  $   210.3   $    76.4    $    30.0       $   39.2     $  (205.2)    $   150.7
                                                   =========   =========    =========       ========     =========     =========
SUPPLEMENTAL INFORMATION:
 Inter-segment revenues .........................         --          --           --       $   43.6     $   (43.6)           --
 Equity in net income of investees accounted for
  by the equity method ..........................  $    46.2   $    (0.3)   $    14.3            3.5           1.4     $    65.1
 Amortization of deferred policy acquisition
  costs .........................................       69.2        53.5          3.1             --          38.4         164.2
 Interest expense ...............................        0.7         6.2           --            5.3          57.9          70.1
 Income tax expense (credit) ....................      138.9        51.9         (7.5)          26.5        (111.9)         97.9
 Segment assets .................................   25,372.1    14,297.2     30,370.5        3,531.4      11,017.2      84,588.4
NET REALIZED INVESTMENT GAINS DATA:
 Net realized investment gains (losses) .........      228.4       (16.1)        97.4            6.6         (55.3)        261.0
 Less amortization of deferred policy acquisition
  costs related to net realized investment
  (losses) gains ................................      (54.8)        5.1           --             --          (0.8)        (50.5)
 Less amounts credited to participating pension
  contractholder accounts .......................         --          --        (35.3)            --            --         (35.3)
                                                   ---------   ---------    ---------       --------     ---------     ---------
 Net realized investment gains (losses), net of
  related amortization of deferred policy
  acquisition costs and amounts credited to
  participating pension contractholders--per
  consolidated financial statements .............      173.6       (11.0)        62.1            6.6         (56.1)        175.2
 Less realized investment (losses) gains
  attributable to mortgage securitizations and
  investments backing short-term funding
  agreements ....................................         --          --        (31.2)           3.5            --         (27.7)
 Less gain on sale of business ..................         --          --           --             --         (33.0)        (33.0)
                                                   ---------   ---------    ---------       --------     ---------     ---------
 Realized investment gains (losses), net-pre-tax
  adjustment made to calculate segment operating
  income ........................................      173.6       (11.0)        93.3            3.1         (89.1)        169.9
 Less income tax effect .........................      (65.0)        4.1        (34.9)          (1.1)         47.0         (49.9)
                                                   ---------   ---------    ---------       --------     ---------     ---------
 Realized investment gains (losses),
  net-after-tax adjustment made to calculate
  segment operating income ......................  $   108.6   $    (6.9)   $    58.4       $    2.0     $   (42.1)    $   120.0
                                                   =========   =========    =========       ========     =========     =========

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                                    RETAIL                   INSTITUTIONAL
                                                        RETAIL      ASSET     INSTITUTIONAL   INVESTMENT    CORPORATE
1998                                                  PROTECTION  GATHERING       G&SFP       MANAGEMENT    AND OTHER  CONSOLIDATED
----                                                  ----------  ----------  -------------  -------------  ---------  ------------
REVENUES:
 Segment revenues...................................  $ 2,667.6   $ 1,015.3    $ 1,731.2       $  143.9     $1,103.9    $ 6,661.9
 Realized investment gains, net.....................       75.3        18.3         30.7            0.2         23.7        148.2
                                                      ---------   ---------    ---------       --------     --------    ---------
 Revenues...........................................  $ 2,742.9   $ 1,033.6    $ 1,761.9       $  144.1     $1,127.6    $ 6,810.1
                                                      =========   =========    =========       ========     ========    =========
 Net investment income..............................  $ 1,061.2   $   378.0    $ 1,576.3       $   24.1     $  288.4    $ 3,328.0
NET INCOME:
 Segment after-tax operating income.................  $   166.1   $   111.1    $   145.7       $   15.4     $   56.3    $   494.6
 Realized investment gains, net.....................       49.0        12.0         17.2            0.1         15.4         93.7
 Class action lawsuit...............................         --          --           --             --       (150.0)      (150.0)
 Surplus tax........................................       11.7         0.3          2.0             --          1.5         15.5
 Demutualization expenses...........................       (7.9)       (1.8)        (1.5)            --         (0.5)       (11.7)
                                                      ---------   ---------    ---------       --------     --------    ---------
 Net income.........................................  $   218.9   $   121.6    $   163.4       $   15.5     $  (77.3)   $   442.1
                                                      =========   =========    =========       ========     ========    =========
SUPPLEMENTAL INFORMATION:
 Inter-segment revenues.............................         --          --           --       $   34.3     $  (34.3)          --
 Equity in net income of investees accounted for
  by the equity method..............................  $    54.9          --    $    12.7            0.9          1.5    $    70.0
 Amortization of deferred policy acquisition costs        153.9   $    46.8          3.7             --         45.3        249.7
 Interest expense...................................        0.3         8.5           --            7.0         60.9         76.7
 Income tax expense (credit)........................       82.1        61.5         67.9           10.7        (48.1)       174.1
 Segment assets.....................................   25,684.2    12,715.7     29,315.2        3,439.6      5,792.5     76,947.2
NET REALIZED INVESTMENT GAINS DATA:
 Net realized investment gains (losses).............      112.9        21.9         72.1           (4.2)        23.7        226.4
 Less amortization of deferred policy acquisition
  costs related to net realized investment
  (losses) gains ...................................      (37.6)       (3.6)          --             --           --        (41.2)
 Less amounts credited to participating pension
  contractholder accounts...........................         --          --        (79.1)            --           --        (79.1)
                                                      ---------   ---------    ---------       --------     --------    ---------
 Net realized investment gains (losses), net of
  related amortization of deferred policy
  acquisition costs and amounts credited to
  participating pension contractholders--per
  consolidated financial
  statements........................................       75.3        18.3         (7.0)          (4.2)        23.7        106.1
 Less realized investment (losses) gains
  attributable to mortgage securitizations and
  investments backing short-term funding
  agreements........................................         --          --        (37.7)          (4.4)          --        (42.1)
 Realized investment gains, net-pre-tax adjustment
  made to calculate segment operating income........       75.3        18.3         30.7            0.2         23.7        148.2
 Less income tax effect.............................      (26.3)       (6.3)       (13.5)          (0.1)        (8.3)       (54.5)
                                                      ---------   ---------    ---------       --------     --------    ---------
 Realized investment gains, net-after-tax adjustment
  made to calculate segment operating income........  $    49.0   $    12.0    $    17.2       $    0.1     $   15.4    $    93.7
                                                      =========   =========    =========       ========     ========    =========

                       JOHN HANCOCK LIFE INSURANCE COMPANY

  The Company operates primarily in the United States, Canada and the Pacific Rim (China, Indonesia, Malaysia, the Philippines, Singapore, and Thailand). The following table summarizes selected financial information by geographic location for the year ended or at December 31:


                                                                         INCOME BEFORE
                                                                    INCOME TAXES, MINORITY
                                                                    INTEREST AND CUMULATIVE
                                           LONG-LIVED                      EFFECT OF
LOCATION                         REVENUES    ASSETS       ASSETS       ACCOUNTING CHANGE
--------                         --------  ----------   ---------   -----------------------
                                                      (IN MILLIONS)
2000
United States.................   $5,823.7    $424.8     $77,978.9          $1,130.7
Canada........................    1,078.6      30.4       9,357.8              58.5
Foreign--other................      244.7       3.4         444.1               5.9
                                 --------    ------     ---------          --------
 Total........................   $7,147.0    $458.6     $87,780.8          $1,195.1
                                 ========    ======     =========          ========

1999
United States.................   $6,560.7    $440.0     $75,777.6          $  211.7
Canada .......................      741.9      28.8       8,461.7              41.8
Foreign--other................      236.7       2.2         349.1               6.4
                                 --------    ------     ---------          --------
 Total........................   $7,539.3    $471.0     $84,588.4          $  259.9
                                 ========    ======     =========          ========

1998
United States.................   $6,069.5    $442.5     $71,725.1          $  585.1
Canada........................      512.0      24.9       4,941.6              30.2
Foreign--other................      228.6       2.1         280.5               2.0
                                 --------    ------     ---------          --------
 Total........................   $6,810.1    $469.5     $76,947.2          $  617.3
                                 ========    ======     =========          ========

   The Company has no reportable major customers and revenues are attributed to countries based on the location of customers.

NOTE 14--FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company's financial instruments. The aggregate fair value amounts presented herein do not represent the underlying value of the Company and, accordingly, care should be exercised in drawing conclusions about the Company's business or financial condition based on the fair value information presented herein.

  The following methods and assumptions were used by the Company to determine the fair values of financial instruments:

  Fair values for publicly traded fixed maturities (including redeemable preferred stocks) are obtained from an independent pricing service. Fair values for private placement securities and fixed maturities not provided by the independent pricing service are estimated by the Company by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

                       JOHN HANCOCK LIFE INSURANCE COMPANY

  The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses using interest rates adjusted to reflect the credit characteristics of the loans. Mortgage loans with similar characteristics and credit risks are aggregated into qualitative categories for purposes of the fair value calculations. Fair values for impaired mortgage loans are measured based either on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral for loans that are collateral dependent.

  The carrying amount in the balance sheet for policy loans, short-term investments and cash and cash equivalents approximates their respective fair values.

  The fair value of the Company's long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates for similar types of borrowing arrangements. Carrying amounts for commercial paper and short-term borrowings approximate fair value.

  Fair values for the Company's guaranteed investment contracts and funding agreements are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The fair value for fixed-rate deferred annuities is the cash surrender value, which represents the account value less applicable surrender charges. Fair values for immediate annuities without life contingencies and supplementary contracts without life contingencies are estimated based on discounted cash flow calculations using current market rates.

  The Company's derivatives include futures contracts, interest rate swap, cap and floor agreements, swaptions, currency rate swap agreements and equity collar agreements. Fair values for these contracts are based on current settlement values. These values are based on quoted market prices for the financial futures contracts and brokerage quotes that utilize pricing models or formulas using current assumptions for all swaps and other agreements.

  The fair value for commitments approximates the amount of the initial commitment.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  The following table presents the carrying amounts and fair values of the Company's financial instruments:

                                                                             DECEMBER 31,
                                                             ----------------------------------------------
                                                                     2000                    1999
                                                             ---------------------   ----------------------
                                                             CARRYING      FAIR      CARRYING       FAIR
                                                               VALUE       VALUE       VALUE        VALUE
                                                             ----------  ----------  ----------  ----------
                                                                             (IN MILLIONS)
ASSETS:
  Fixed maturities:
   Held-to-maturity ......................................   $11,888.6   $11,651.2   $13,790.2    $13,438.7
   Available-for-sale ....................................    16,023.5    16,023.5    16,959.2     16,959.2
  Equity securities:
   Available-for-sale ....................................     1,094.9     1,094.9     1,230.2      1,230.2
   Trading securities ....................................       231.6       231.6        84.1         84.1
  Mortgage loans on real estate ..........................     8,968.9     9,350.6    10,733.0     10,681.8
  Policy loans ...........................................       428.6       428.6     1,938.8      1,938.8
  Short-term investments .................................       151.9       151.9       166.9        166.9
  Cash and cash equivalents ..............................     2,841.2     2,841.2     1,797.7      1,797.7
LIABILITIES:
  Debt ...................................................       779.3       771.5       990.7        962.8
  Guaranteed investment contracts and
   funding agreements ....................................    14,333.9    13,953.8    13,109.3     12,709.1
  Fixed rate deferred and immediate annuities ............     5,195.2     5,101.3     4,801.1      4,656.9
  Supplementary contracts without life contingencies .....        60.0        63.1        56.6         55.7

Derivatives
 assets/(liabilities)
 relating to:
  Futures contracts, net .................................       (16.2)      (16.2)       31.3         31.3
  Interest rate swap agreements ..........................      (178.2)     (176.1)       82.9        (18.3)
  Interest rate swap CMT .................................          --        (5.2)         --           --
  Interest rate cap agreements ...........................         2.2         2.2         5.8          5.8
  Interest rate floor agreements .........................        59.0        59.0         0.1          0.1
  Interest rate swaption agreements ......................        (1.3)       (1.3)       (3.6)        (3.6)
  Currency rate swap agreements ..........................        11.4      (461.6)        9.1        (48.3)
  Equity collar agreements ...............................        11.7        11.7        53.0         53.0

Commitments ..............................................          --    (1,843.9)         --     (1,273.5)

                      JOHN HANCOCK LIFE INSURANCE COMPANY

NOTE 15--STOCK COMPENSATION PLANS

  On January 5, 2000, the Company, as sole shareholder of JHFS, approved and adopted the 1999 Long-Term Stock Incentive Plan (the Incentive Plan), which originally had been approved by the Board of Directors of the Company on August 31, 1999. Under the Incentive Plan, which became effective on February 1, 2000, the effective date of the Plan of Reorganization of the Company, options of JHFS common stock granted may be either non-qualified options or incentive stock options qualifying under Section 422 of the Internal Revenue Code. The Incentive Plan objectives include attracting and retaining the best personnel, providing for additional performance incentives, and promoting the success of the Company by providing employees the opportunity to acquire JHFS's common stock.

  The maximum number of shares of JHFS common stock available under the Incentive Plan is 5% of the total number of shares of common stock that were outstanding following the IPO. In addition, no more than 4% of these shares shall be available for awards of incentive stock options under the Incentive Plan, and no more than 1% of these shares shall be available for stock awards, which includes non-vested stock. The aggregate number of shares that may be covered by awards for any one participant over the period that the Incentive Plan is in effect shall not exceed 1% of these shares. Subject to these overall limits, there is no annual limit on the number of stock options or stock awards that may be granted in any one year.

  The Incentive Plan has options exercisable at March 13, 2001 and 2002, June 12, 2001 and 2002, and August 14, 2001 and 2002. JHFS has granted 4.6 million options to employees of the Company as of December 31, 2000. Options outstanding under the Incentive Plan were granted at a price equal to the market value of the stock on the date of grant, vest over a two-year period, and expire five years after the grant date.

  The status of JHFS stock options granted to employees of the Company under the Long-Term Stock Incentive Plan is summarized below as of December 31:

                                           NUMBER OF SHARES   WEIGHTED-AVERAGE
                                            (IN THOUSANDS)     EXERCISE PRICE
                                           ----------------  ------------------
Outstanding at February 1, 2000 .........           --             $   --
 Granted ................................      4,618.4              14.06
 Exercised ..............................          0.2              13.94
 Canceled ...............................        311.6              13.94
                                               -------             ------
Outstanding at December 31, 2000 ........      4,306.6              14.07

Options exercisable at:
 March 13, 2001 .........................      2,125.3              13.94
 June 12, 2001 ..........................          6.3              23.37
 August 14, 2001 ........................         21.7              23.75
 March 13, 2002 .........................      2,125.3              13.94
 June 12, 2002 ..........................          6.3              23.37
 August 14, 2002 ........................         21.7              23.75


  The Company accounts for stock-based compensation using the intrinsic value method prescribed by APB Opinion No. 25, under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value. Had compensation expense for the Company's stock-based compensation plan been determined based upon fair values at the grant dates for awards under the plan in accordance with SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below. Additional stock option awards are anticipated in future years.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  The Black-Scholes option valuation model was developed for use in estimating fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions including the expected stock price volatility. Because the JHFS stock options granted to employees of the Company have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options.

  The estimated weighted-average grant date fair value per share of stock options granted during 2000 using the Black-Scholes option valuation model was $3.66. The fair value of options granted in 2000 is estimated on the date of grant using the following assumptions: dividend yield of 1.8%, expected volatility of 24%, risk-free interest rate range of 4.8% to 5.6% depending on grant date, and an expected life ranging from 2 to 5 years.

  For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


                                      FOR THE PERIOD
                                         FEBRUARY             YEAR ENDED
                                          THROUGH          DECEMBER 31, 2000
                                     DECEMBER 31, 2000   PRO FORMA (UNAUDITED)
                                     -----------------   ---------------------
                                                  (IN MILLIONS)
Net income:
 As reported ....................         $796.1                $840.1
 Pro forma (unaudited) ..........          792.4                 835.8

  At December 31, 2000, JHFS had 4.3 million stock options outstanding to employees of the Company with a weighted-average remaining contractual life of
4.2 years and a weighted-average exercise price of $14.07. As of December 31, 2000, there were 21,707 options exercisable, which represent grants to employees of the Company who subsequently retired. Employees of the Company who retire with outstanding options immediately vest and have a maximum of one year to exercise.

  On March 13, 2000, JHFS granted 291,028 shares of non-vested stock to key personnel of the Company at a weighted-average grant price per share of $14.34. These grants of non-vested stock are forfeitable and vest at three or five years of service with the Company. The total grant-date exercise price of the non-vested stock granted from February 1, 2000 through December 31, 2000 is $4.2 million. During the third and fourth quarters of 2000, 50,837 shares of non-vested stock were forfeited with a total grant date exercise price of $0.7 million.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

NOTE 16--SUBSEQUENT EVENTS

  On February 8, 2001, the Company signed letters of intent to reinsure 50% of the business in the Closed Block, effective January 1, 2001. The effect of the reinsurance will be to lower the Company's statutory risk based capital requirements and to raise its statutory risk based capital ratio. This will provide greater statutory capital flexibility for the Company. There will be no effect on policyholder dividends, nor will the immediate effect on earnings be material, as the reinsurance treaties will not meet the requirements of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long Duration Contracts." Final treaties with two reinsurers are expected to be signed by the end of the first quarter of 2001. The reinsurance agreements result in making several hundred million dollars in statutory capital available for further business development or other purposes.

  In March 2001, the Company announced the sale of the retirement plan record-keeping business operated out of the mutual fund subsidiary of the Company, John Hancock Funds. It is estimated that an after-tax charge of approximately $9 million will be recorded in the first quarter of 2001 and that the Company will initially sever 31 employees with additional severances planned. The Company will continue to manage the assets of the business, the purchaser will assume the record-keeping and support responsibilities.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                    SCHEDULE I -- SUMMARY OF INVESTMENTS --
                   OTHER THAN INVESTMENTS IN RELATED PARTIES
                             EXCLUDING CLOSED BLOCK
                            AS OF DECEMBER 31, 2000
                                 (IN MILLIONS)


                                                                AMOUNT AT WHICH
                                                                  SHOWN IN THE
                                                                  CONSOLIDATED
          TYPE OF INVESTMENT               COST (2)   VALUE      BALANCE SHEET
          ------------------               --------   -----     ---------------
Fixed maturity securities,
 available-for-sale:
Bonds:
United States government and government
 agencies and authorities................     243.2     247.9          247.9
States, municipalities and political
 subdivisions............................     126.6     126.7          126.7
Foreign governments......................   1,386.4   1,453.8        1,453.8
Public utilities.........................   1,051.4   1,085.0        1,085.0
Convertibles and bonds with warrants
 attached................................     250.9     258.4          258.4
All other corporate bonds................  12,123.4  12,263.9       12,264.0
Certificates of deposits.................       0.0       0.0            0.0
Redeemable preferred stock...............     608.4     587.8          587.8
                                           --------  --------       --------
Total fixed maturity securities,
 available-for-sale......................  15,790.3  16,023.5       16,023.6
                                           --------  --------       --------

Equity securities, available-for-sale:
Common stocks:
Public utilities.........................       4.7       5.5            5.5
Banks, trust and insurance companies .          1.9       2.8            2.8
Industrial, miscellaneous and all other       703.1     968.9          968.9
Non-redeemable preferred stock...........     120.9     117.7          117.7
                                           --------  --------       --------
Total equity securities,
 available-for-sale......................     830.6   1,094.9        1,094.9
                                           --------  --------       --------

Fixed maturity securities,
 held-to-maturity:
Bonds:
United States government and government
 agencies and authorities................      32.5      33.2           32.5
States, municipalities and political
 subdivisions............................     717.4     701.3          717.4
Foreign governments......................       5.6      10.2            5.6
Public utilities.........................     973.2     901.3          973.2
Convertibles and bonds with warrants
 attached................................     174.2     149.0          174.2
All other corporate bonds................   9,985.7   9,856.2        9,985.7
Certificates of deposits.................       0.0       0.0            0.0
Redeemable preferred stock...............       0.0       0.0            0.0
                                           --------  --------       --------
Total fixed maturity securities,
 held-to-maturity........................  11,888.6  11,651.2       11,888.6
                                           --------  --------       --------

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                    SCHEDULE I -- SUMMARY OF INVESTMENTS --
             OTHER THAN INVESTMENTS IN RELATED PARTIES--(CONTINUED)
                             EXCLUDING CLOSED BLOCK
                            AS OF DECEMBER 31, 2000
                                 (IN MILLIONS)

                                                                AMOUNT AT WHICH
                                                                  SHOWN IN THE
                                                                  CONSOLIDATED
          TYPE OF INVESTMENT               COST (2)   VALUE      BALANCE SHEET
          ------------------               --------   -----     ---------------
Equity securities, trading:
Common stocks:
Public utilities.........................       7.1       8.6            8.6
Banks, trust and insurance companies.....      14.9      24.6           24.6
Industrial, miscellaneous and all other       171.4     198.4          198.4
Non-redeemable preferred stock...........       0.0       0.0            0.0
Total equity securities, trading.........     193.4     231.6          231.6
                                           --------  --------       --------

Mortgage loans on real estate, net (1)...   9,038.9      XXXX        8,968.9
Real estate, net:
Investment properties (1)................     386.8      XXXX          373.6
Acquired in satisfaction of debt (1).....     175.7      XXXX          145.4
Policy loans.............................     428.6      XXXX          428.6
Other long-term investments (2)..........   1,353.0      XXXX        1,353.0
Short-term investments...................     151.9      XXXX          151.9
                                           --------  --------       --------
 Total investments.......................  40,237.8  29,001.3       40,660.0
                                           ========  ========       ========

(1) Difference from Column B is primarily due to valuation allowances due to impairments on mortgage loans on real estate and due to accumulated depreciation and valuation allowances due to impairments on real estate. See note 3 to the consolidated financial statements.

(2) Difference from Column B is primarily due to operating gains (losses) of investments in limited partnerships.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION

  AS OF DECEMBER 31, 2000, 1999 AND 1998 AND FOR EACH OF THE YEARS THEN ENDED
                                 (IN MILLIONS)


                                         FUTURE POLICY                     OTHER
                            DEFERRED       BENEFITS,                      POLICY
                             POLICY      LOSSES, CLAIMS                 CLAIMS AND
                           ACQUISITION      AND LOSS       UNEARNED      BENEFITS     PREMIUM
       SEGMENT                COSTS         EXPENSES      PREMIUMS(1)   PAYABLE (1)   REVENUE
       -------            ------------  ---------------  ------------   -----------   -------
2000:
Protection...............   $1,466.8       $ 4,814.4        $262.6        $ 33.5        $430.6
Asset Gathering..........      558.2         5,619.9            --          (4.5)         63.4
Guaranteed &
 Structured..............
Financial Products.......        8.5        21,944.2          60.4           0.7         620.3
Investment Management....         --              --            --            --            --
Corporate & Other........      355.0         6,471.6         348.3         224.0       1,076.1
                            --------       ---------        ------        ------      --------
 Total...................   $2,388.5       $38,850.1        $671.3        $253.7      $2,190.4

1999:
Protection...............   $2,291.6       $15,035.0        $217.4        $112.1      $1,291.0
Asset Gathering..........      521.5         5,166.8            --           0.2          17.2
Guaranteed &
 Structured..............
Financial Products.......        8.4        20,310.4          56.1           0.5         298.2
Investment Management             --              --            --            --            --
Corporate & Other........      321.2         6,629.1         216.7         246.1         804.9
                            --------       ---------        ------        ------      --------
 Total...................   $3,142.7       $47,141.3        $490.2        $358.9      $2,411.3

1998:
Protection...............   $2,017.6       $14,093.6        $219.5        $ 85.5      $1,262.5
Asset Gathering..........      425.2         4,850.0            --           0.2          19.8
Guaranteed &
 Structured..............
Financial Products.......        8.7        19,366.4          48.4           0.3         121.4
Investment Management....         --              --            --            --            --
Corporate & Other........      251.0         3,865.0         105.9         800.3         705.3
                            --------       ---------        ------        ------      --------
 Total...................   $2,702.5       $42,175.0        $373.8        $886.3      $2,109.0

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  AS OF DECEMBER 31, 2000, 1999 AND 1998 AND FOR EACH OF THE YEARS THEN ENDED
                                 (IN MILLIONS)

                                                           AMORTIZATION OF
                                          BENEFITS,        DEFERRED POLICY
                                       CLAIMS, LOSSES,    ACQUISITION COSTS,
                              NET            AND          EXCLUDING AMOUNTS       OTHER
                          INVESTMENT      SETTLEMENT     RELATED TO REALIZED    OPERATING
       SEGMENT              INCOME         EXPENSES        INVESTMENT GAINS      EXPENSES
       -------            ----------   ---------------   -------------------    ---------
2000:
Protection...............  $  604.8        $  633.5             $ 55.5           $  395.8
Asset Gathering..........     445.8           371.3               78.8              557.4
Guaranteed &
 Structured..............
Financial Products.......   1,741.9         1,963.5                2.6               77.5
Investment Management....      22.7              --                 --              132.7
Corporate & Other........     435.8         1,124.2               46.9              344.3
                           --------        --------             ------           --------
 Total...................  $3,251.0        $4,092.5             $183.8           $1,507.7

1999:
Protection...............  $1,101.9        $1,595.0             $ 69.2           $  401.2
Asset Gathering..........     388.6           299.3               53.5              542.1
Guaranteed &
 Structured..............
Financial Products.......   1,681.3         1,959.9                3.1               88.1
Investment Management....      45.9              --                 --              127.2
Corporate & Other........     350.8         1,278.8               38.4              225.8
                           --------        --------             ------           --------
 Total...................  $3,568.5        $5,133.0             $164.2           $1,384.4

1998:
Protection...............  $1,061.2        $1,424.4             $165.4           $  418.3
Asset Gathering..........     378.0           296.3               46.8              504.9
Guaranteed &
 Structured..............
Financial Products.......   1,576.3         1,411.5                3.7               92.6
Investment Management....      24.1              --                 --              117.8
Corporate & Other........     288.4           950.4               45.3              224.2
                           --------        --------             ------           --------
 Total...................  $3,328.0        $4,082.6             $261.2           $1,357.8

(1) Unearned premiums and other policy claims and benefits payable are included in Column C amounts.

(2) Allocations of net investment income and certain operating expenses are based on a number of assumptions and estimates, and reporting operating results would change by segment if different methods were applied.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                           SCHEDULE IV -- REINSURANCE

  AS OF DECEMBER 31, 2000, 1999 AND 1998 AND FOR EACH OF THE YEARS THEN ENDED:
                                 (IN MILLIONS)

                                                                                                 PERCENTAGE
                                                            CEDED TO     ASSUMED                  OF AMOUNT
                                                  GROSS       OTHER    FROM OTHER                  ASSUMED
                                                  AMOUNT    COMPANIES   COMPANIES   NET AMOUNT     TO NET
                                                  ------    ---------  ----------   ----------   ----------
2000
Life insurance in force......................   $346,720.6  $91,827.1   $27,489.1   $282,382.6       9.7%
                                                ----------  ---------   ---------   ----------     =====
Premiums:
Life insurance...............................   $  1,818.8  $   370.6   $    23.9   $  1,472.1       1.6%
Accident and health insurance................      1,338.6    1,061.5       441.2        718.3      61.4%
P&C..........................................           --         --          --           --       0.0%
                                                ----------  ---------   ---------   ----------     -----
  Total .....................................   $  3,157.4  $ 1,432.1   $   465.1   $  2,190.4      21.2%
                                                ==========  =========   =========   ==========     =====

1999
Life insurance in force......................   $380,019.3  $83,232.3   $29,214.6   $326,001.6       9.0%
                                                ----------  ---------   ---------   ----------     =====
Premiums:
Life insurance...............................   $  2,292.8  $   468.5   $   139.4   $  1,963.7       7.1%
Accident and health insurance................      1,142.4      868.2       173.1        447.3      38.7%
P&C..........................................           --         --          --          0.3     100.0%
                                                ----------  ---------   ---------   ----------     -----
  Total......................................   $  3,435.2  $ 1,336.7   $   312.8   $ 2,411.13      13.0%
                                                ==========  =========   =========   ==========     =====

1998
Life insurance in force......................   $324,597.7  $88,662.6   $29,210.1   $265,145.2      11.0%
                                                ----------  ---------   ---------   ----------     =====
Premiums:
Life insurance...............................   $  1,871.9  $   327.6   $   221.0   $  1,765.3      12.5%
Accident and health insurance................        956.5      743.7       130.9        343.7      38.1%
P&C..........................................          7.1        9.0         1.9                    0.0%
                                                ----------  ---------   ---------   ----------     -----
  Total......................................   $  2,835.5  $ 1,080.3   $   353.8   $  2,109.0      16.8%
                                                ==========  =========   =========   ==========     =====


Note: The life insurance caption represents principally premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment products and universal life insurance products.

                           UNAUDITED FINANCIAL STATEMENTS

                                      FOR

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

                               THIRD QUARTER 2001

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

                       STATEMENT OF ASSETS AND LIABILITIES

                               SEPTEMBER 30, 2001
                                  (UNAUDITED)


                                                                                                    INTERNATIONAL
                                                                          LARGE CAP      ACTIVE        EQUITY        SMALL CAP
                                                                           GROWTH         BOND          INDEX         GROWTH
                                                                         SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                                                         -----------  ------------  -------------  -------------
ASSETS
Cash..................................................................            --            --            --             --
Investments in shares of portfolios of John
 Hancock Variable Series Trust I, at value............................   $32,238,723  $ 93,295,695   $ 4,996,880    $ 3,817,361
Investments in shares of portfolios of Outside Trust, at value........            --            --            --             --
Policy loans and accrued interest receivable..........................     2,800,465    11,735,995       429,004             --
Receivable from:
 John Hancock Variable Series Trust I.................................        14,167       434,641         7,746             --
 Outside Trust........................................................            --            --            --             --
                                                                         -----------  ------------   -----------    -----------
Total assets..........................................................    35,053,355   105,466,331     5,403,360      3,817,361
LIABILITIES
Payable to:
 John Hancock Variable Life Insurance Company.........................            --            --            --             --
 Outside Trust........................................................            --            --            --             --
Asset charges payable.................................................           544         1,386            85             59
                                                                         -----------  ------------   -----------    -----------
Total liabilities.....................................................           544         1,386            85             59
                                                                         -----------  ------------   -----------    -----------
Net assets............................................................   $35,052,801  $105,464,945   $ 5,403,275    $ 3,817,302
                                                                         ===========  ============   ===========    ===========

                                                                           GLOBAL      MID CAP     LARGE CAP       MONEY
                                                                           BALANCED     GROWTH        VALUE        MARKET
                                                                          SUBACCOUNT  SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                                                                          ----------  -----------  -----------  --------------
ASSETS
Cash..................................................................            --            --           --   $    (1,285)
Investments in shares of portfolios of John Hancock Variable
 Series Trust I, at value.............................................      $185,974   $12,249,074  $18,873,555    20,787,418
Investments in shares of portfolios of Outside Trust, at value........            --            --           --            --
Policy loans and accrued interest receivable..........................            --            --           --     2,281,020
Receivable from:
 John Hancock Variable Series Trust I.................................           248            --       18,354         4,922
 Outside Trust........................................................            --            --           --            --
                                                                            --------   -----------  -----------   -----------
Total assets..........................................................       186,222    12,249,074   18,891,909    23,072,075
LIABILITIES
Payable to:
 John Hancock Variable Life Insurance Company.........................            --            --           --             3
 Outside Trust........................................................            --            --           --            --
Asset charges payable.................................................             3           193          303         1,075
                                                                            --------   -----------  -----------   -----------
Total liabilities.....................................................             3           193          303         1,078
                                                                            --------   -----------  -----------   -----------
Net assets............................................................      $186,219   $12,248,881  $18,891,606   $23,070,997
                                                                            ========   ===========  ===========   ===========

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

                               SEPTEMBER 30, 2001
                                  (UNAUDITED)


                                                                        LARGE/MID CAP   SMALL/MID CAP  REAL ESTATE     GROWTH &
                                                                           VALUE II        GROWTH        EQUITY         INCOME
                                                                          SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                                                        --------------  -------------  -----------  --------------
ASSETS
Cash..................................................................              --           --    $        3              --
Investments in shares of portfolios of John Hancock Variable
 Series Trust I, at value.............................................  $      653,339   $5,113,090     5,339,377    $176,034,919
Investments in shares of portfolios of Outside Trust, at value........              --           --            --              --
Policy loans and accrued interest receivable..........................              --           --       390,488      32,633,613
Receivable from:
 John Hancock Variable Series Trust I.................................             473           --        44,391          91,628
 Outside Trust........................................................              --           --            --              --
                                                                        --------------   ----------    ----------    ------------
Total assets..........................................................         653,812    5,113,090     5,774,259     208,760,160
LIABILITIES
Payable to:
 John Hancock Variable Life Insurance Company.........................              --           --            82              --
 Outside Trust........................................................              --           --            --              --
Asset charges payable.................................................               4           81             8           2,550
                                                                        --------------   ----------    ----------    ------------
Total liabilities.....................................................               4           81            90           2,550
                                                                        --------------   ----------    ----------    ------------
Net assets............................................................  $      653,808   $5,133,009    $5,774,169    $208,757,610
                                                                        ==============   ==========    ==========    ============


                                                                                        SHORT-TERM     SMALL CAP    INTERNATIONAL
                                                                           MANAGED         BOND          EQUITY     OPPORTUNITIES
                                                                          SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                                                         -------------  ----------     ----------   -------------
ASSETS
Cash .................................................................   $       (685)         --              --             --
Investments in shares of portfolios of John Hancock Variable
 Series Trust I, at value.............................................     87,488,855    $576,275      $3,546,636    $13,696,983
Investments in shares of portfolios of Outside Trust, at value........             --          --              --             --
Policy loans and accrued interest receivable..........................     14,012,579          --              --             --
Receivable from:
 John Hancock Variable Series Trust I.................................        155,971       2,162              --          1,166
 Outside Trust........................................................             --          --              --             --
                                                                         ------------    --------      ----------    -----------
Total assets..........................................................    101,656,720     578,437       3,546,636     13,698,149
LIABILITIES
Payable to:
 John Hancock Variable Life Insurance Company.........................             --          --              --             --
 Outside Trust........................................................             --          --              --             --
Asset charges payable.................................................          1,590           9              54            219
                                                                         ------------    --------      ----------    -----------
Total liabilities.....................................................          1,590           9              54            219
                                                                         ------------    --------      ----------    -----------
Net assets............................................................   $101,655,130    $578,428      $3,546,582    $13,697,930
                                                                         ============    ========      ==========    ===========

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

                               SEPTEMBER 30, 2001
                                   (UNAUDITED)


                                                                                                        BRANDES
                                                                              EQUITY       GLOBAL     TURNER CORE   INTERNATIONAL
                                                                               INDEX        BOND        GROWTH        EQUITY
                                                                             SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                                                                             -----------  ----------  ------------  -------------
ASSETS
Cash......................................................................            --          --            --            --
Investments in shares of portfolios of John Hancock Variable..............
 Series Trust I, at value.................................................   $44,109,516  $1,237,355            --            --
Investments in shares of portfolios of Outside Trust, at value............            --          --  $    319,823    $1,007,801
Policy loans and accrued interest receivable..............................            --          --            --            --
Receivable from:
 John Hancock Variable Series Trust I.....................................        41,267       3,401            --            --
 Outside Trust............................................................            --          --            --            --
                                                                             -----------  ----------  ------------    ----------
Total assets..............................................................    44,150,783   1,240,736       319,823     1,007,801
LIABILITIES
Payable to:
 John Hancock Variable Life Insurance Company.............................            --          --            --            --
 Outside Trust............................................................            --          --            --            --
Asset charges payable.....................................................           706          20             4            10
                                                                             -----------  ----------  ------------    ----------
Total liabilities.........................................................           706          20             4            10
                                                                             -----------  ----------  ------------    ----------
Net assets................................................................   $44,150,077  $1,240,736  $    319,819    $1,007,791
                                                                             ===========  ==========  ============    ==========


                                                                               FRONTIER
                                                                                CAPITAL       EMERGING                     SMALL/MID
                                                                             APPRECIATION  MARKETS EQUITY   BOND INDEX     CAP CORE
                                                                              SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                                                             ------------  --------------   ----------   -----------
ASSETS
Cash......................................................................            --             --              --           --
Investments in shares of portfolios of John Hancock Variable..............
 Series Trust I, at  value................................................            --       $624,216      $5,116,176     $499,543
Investments in shares of portfolios of Outside Trust, at value............      $386,290             --              --           --
Policy loans and accrued interest receivable..............................            --             --              --           --
Receivable from:
 John Hancock Variable Series Trust I.....................................            --            497          22,339          335
 Outside Trust............................................................            --             --              --           --
                                                                                --------       --------      ----------     --------
Total assets..............................................................       386,290        624,713       5,138,431      499,878
LIABILITIES
Payable to:
 John Hancock Variable Life Insurance Company.............................            --             --              --           --
 Outside Trust............................................................            --             --              --           --
Asset charges payable.....................................................             4             10              84            8
                                                                                --------       --------      ----------     --------
Total liabilities.........................................................             4             10              84            8
                                                                                --------       --------      ----------     --------
Net assets................................................................      $386,286       $624,703      $5,138,431     $499,870
                                                                                ========       ========      ==========     ========


See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

                               SEPTEMBER 30, 2001
                                  (UNAUDITED)

                               HIGH      CLIFTON      LARGE CAP
                              YIELD      ENHANCED    AGGRESSIVE    FUNDAMENTAL
                               BOND     US EQUITY      GROWTH        GROWTH
                            SUBACCOUNT  SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                            ----------  ----------  ------------  -------------
ASSETS
Cash.......................        --         --           --            --
Investments in shares of
 portfolios of John
 Hancock Variable Series
 Trust I, at value.........  $681,119    $22,033      $ 1,366        $7,034
Investments in shares of
 portfolios of Outside
 Trust, at value...........        --         --           --            --
Policy loans and accrued
 interest receivable.......        --         --           --            --
Receivable from:
 John Hancock Variable
  Series Trust.............     4,875         --           --            --
 Outside Trust.............        --         --           --            --
                             --------    -------      -------        ------
Total assets...............   685,994     22,033        1,366         7,034
LIABILITIES
Payable to:
 John Hancock Variable
  Life Insurance Company...        --         --           --            --
 Outside Trust.............        --         --           --            --
Asset charges payable......        11                      --            --
                             --------    -------      -------        ------
Total liabilities..........        11         --           --            --
                             --------    -------      -------        ------
Net assets.................  $685,983    $22,033      $ 1,366        $7,034
                             ========    =======      =======        ======

                                           FIDELITY    FIDELITY    JANUS ASPEN
                               AIM V.I.      VIP        VIP II       GLOBAL
                                VALUE       GROWTH    CONTRAFUND   TECHNOLOGY
                              SUBACCOUNT  SUBACCOUNT  SUBACCOUNT   SUBACCOUNT
                              ----------  ----------  ----------  -------------
ASSETS
Cash.........................       --          --          --           --
Investments in shares of
 portfolios of John Hancock
 Variable Series Trust I, at
 value.......................       --          --          --           --
Investments in shares of
 portfolios of Outside
 Trust, at value.............  $12,376      $2,529     $14,123       $1,735
Policy loans and accrued
 interest receivable.........       --          --          --           --
Receivable from:
 John Hancock Variable
  Series Trust I.............       --          --          --           --
 Outside Trust...............       --          --          --           --
                               -------      ------     -------       ------
Total assets.................   12,376       2,529      14,123        1,735
LIABILITIES
Payable to:
 John Hancock Variable Life
  Insurance Company .........       --          --          --           --
 Outside Trust...............       --          --          --           --
Asset charges payable .......       --          --          --           --
                               -------      ------     -------       ------
Total liabilities ...........       --          --          --           --
                               -------      ------     -------       ------
Net assets...................  $12,376      $2,529     $14,123       $1,735
                               =======      ======     =======       ======

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

                         SEPTEMBER 30, 2001 (unaudited)

                        JANUS ASPEN   MFS NEW
                         WORLDWIDE   DISCOVERY     ACTIVE    LARGE/MID    SMALL CAP
                          GROWTH       SERIES      BOND II   CAP VALUE      VALUE
                        SUBACCOUNT   SUBACCOUNT  SUBACCOUNT  SUBACCOUNT   SUBACCOUNT
                        -----------  ----------  ----------  ----------  ------------
ASSETS
Cash...................       --           --          --            --         --
Investments in shares
 of portfolios of John
 Hancock Variable
 Series Trust I, at
 value.................       --           --      $2,751    $3,326,891     $8,597
Investments in shares
 of portfolios of
 Outside Trust,
 at value..............   $3,096      $80,466          --            --         --
Policy loans and
 accrued interest
 receivable............       --           --          --            --         --
Receivable from:
 John Hancock Variable
  Series Trust I.......       --           --          11         2,602         11
  Outside Trust........       --           --          --            --         --
                          ------      -------      ------    ----------     ------
Total assets...........    3,096       80,466       2,762     3,329,439      8,608
LIABILITIES
Payable to:
 John Hancock Variable
  Life Insurance
  Company .............       --           --          --            --         --
  Outside Trust........       --           --          --            --         --
Asset charges payable..       --            1          --            54         --
                          ------      -------      ------    ----------     ------
Total liabilities......       --            1          --            54         --
                          ------      -------      ------    ----------     ------
Net assets.............   $3,096      $80,465      $2,762    $3,329,439     $8,608
                          ======      =======      ======    ==========     ======

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

                            STATEMENTS OF OPERATIONS

YEARS AND PERIODS ENDED SEPTEMBER 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND
                                      1999

                                                         LARGE CAP GROWTH SUBACCOUNT                   ACTIVE BOND SUBACCOUNT
                                                    ----------------------------------------  -------------------------------------
                                                        2001           2000          1999         2001        2000         1999
                                                    ------------   ------------   ----------  -----------  -----------  -----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I ............  $     35,051   $  6,351,461   $6,381,711  $ 4,178,042  $ 5,048,654  $ 5,184,234
 Outside Trust ...................................            --             --           --           --           --           --
 Interest income on policy loans .................       167,379        223,081      161,454      616,986      769,530      750,673
                                                    ------------   ------------   ----------  -----------  -----------  -----------
Total investment income ..........................       202,430      6,574,542    6,543,165    4,795,028    5,818,184    5,934,907
Expenses:
 Mortality and expense risks .....................       177,357        286,716      213,770      364,128      485,231      452,925
                                                    ------------   ------------   ----------  -----------  -----------  -----------
Net investment income ............................        25,073      6,287,826    6,329,395    4,430,900    5,332,953    5,481,982
Net realized and unrealized gain (loss)
 on investments:
 Net realized gains (losses) .....................      (175,998)     1,809,410    1,146,308     (515,287)  (1,058,175)    (388,883)
 Net unrealized appreciation (depreciation)
  during the period ..............................   (12,425,145)   (17,039,660)     320,087    2,482,298    3,862,398   (5,439,148)
                                                    ------------   ------------   ----------  -----------  -----------  -----------
Net realized and unrealized gain (loss) on
 investments .....................................   (12,601,143)   (15,230,250)   1,466,395    1,967,011    2,804,223   (5,828,031)
                                                    ------------   ------------   ----------  -----------  -----------  -----------
Net increase (decrease) in net assets
 resulting from operations .......................  $(12,576,070)  $ (8,942,424)  $7,795,790  $ 6,397,911  $ 8,137,176  $  (346,049)
                                                    ============   ============   ==========  ===========  ===========  ===========

                                                    INTERNATIONAL EQUITY INDEX SUBACCOUNT        SMALL CAP GROWTH SUBACCOUNT
                                                    --------------------------------------  ---------------------------------------
                                                       2001          2000          1999        2001          2000           1999
                                                    ------------  ------------  ----------  ------------  ------------  -----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I ............  $    89,103   $   334,135   $  212,869  $        --   $   621,346    $  543,433
 Outside Trust ...................................           --            --           --           --            --            --
 Interest income on policy loans .................       23,801        29,828       20,538           --            --            --
                                                    -----------   -----------   ----------  -----------   -----------    ----------
Total investment income ..........................      112,904       363,963      233,407           --       621,346       543,433
Expenses:
 Mortality and expense risks .....................       27,519        41,808       32,838       21,297        39,379        15,809
                                                    -----------   -----------   ----------  -----------   -----------    ----------
Net investment income (loss) .....................       85,385       322,155      200,569      (21,297)      581,967       527,624
Net realized and unrealized gain (loss) on
 investments:
 Net realized gains (losses) .....................     (122,640)       76,586       62,140        3,918       159,388        48,210
 Net unrealized appreciation (depreciation)
  during the period ..............................   (1,653,325)   (1,706,468)   1,295,768   (1,739,132)   (2,654,137)    1,125,829
                                                    -----------   -----------   ----------  -----------   -----------    ----------
Net realized and unrealized gain (loss) on
 investments .....................................   (1,775,965)   (1,629,882)   1,357,908   (1,735,214)   (2,494,749)    1,174,039
                                                    -----------   -----------   ----------  -----------   -----------    ----------
Net increase (decrease) in net assets resulting
 from operations .................................  $(1,690,580)  $(1,307,727)  $1,558,477  $(1,756,011)  $(1,912,782)   $1,701,663
                                                    ===========   ===========   ==========  ===========   ===========    ==========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

           YEARS AND PERIODS ENDED SEPTEMBER 30, 2001 (UNAUDITED) AND
                           DECEMBER 31, 2000 AND 1999

                                                     GLOBAL BALANCED SUBACCOUNT                 MID CAP GROWTH SUBACCOUNT
                                             ------------------------------------------   ---------------------------------------
                                                  2001            2000          1999          2001          2000          1999
                                             ---------------  -------------  ----------   ------------  -------------  ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I .....  $        2,054   $      8,232   $   17,211   $        --   $  2,284,720    $1,373,009
 Outside Trust ............................              --             --           --            --             --            --
 Interest income on policy loans ..........              --             --           --            --             --            --
                                             --------------   ------------   ----------   -----------   ------------    ----------
Total investment income ...................           2,054          8,232       17,211            --      2,284,720     1,373,009
Expenses:
 Mortality and expense risks ..............             841          1,034        1,267        64,238        101,903        34,834
                                             --------------   ------------   ----------   -----------   ------------    ----------
Net investment income (loss) ..............           1,213          7,198       15,944       (64,238)     2,182,817     1,338,175
Net realized and unrealized gain (loss) on
 investments:
 Net realized gains (losses) ..............          (8,554)        (3,641)       1,061    (1,706,682)     1,892,763       420,826
 Net unrealized appreciation (depreciation)
  during the period .......................         (19,857)       (21,945)      (8,559)   (6,633,116)   (11,690,290)    4,283,452
                                             --------------   ------------   ----------   -----------   ------------    ----------
Net realized and unrealized gain (loss)
 on investments ...........................         (28,411)       (25,586)      (7,498)   (8,339,798)    (9,797,527)    4,704,278
                                             --------------   ------------   ----------   -----------   ------------    ----------
Net increase (decrease) in net assets
 resulting from operations ................  $      (27,198)  $    (18,388)  $    8,446   $(8,404,036)  $ (7,614,710)   $6,042,453
                                             ==============   ============   ==========   ===========   ============    ==========




                                                     LARGE CAP VALUE SUBACCOUNT                   MONEY MARKET SUBACCOUNT
                                             ------------------------------------------   ----------------------------------------
                                                  2001            2000          1999         2001           2000           1999
                                             --------------   ------------   ----------   -----------   ------------    ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I .....  $      207,337   $    759,319   $  511,132   $   699,973   $  1,260,525    $1,134,371
 Outside Trust ............................              --             --           --            --             --            --
 Interest income on policy loans ..........              --             --           --       125,658        162,299       155,491
                                             --------------   ------------   ----------   -----------   ------------    ----------
Total investment income ...................         207,337        759,319      511,132       825,631      1,422,824     1,289,862
Expenses:
 Mortality and expense risks ..............          77,250         65,992       36,983       100,165        132,261       146,758
                                             --------------   ------------   ----------   -----------   ------------    ----------
Net investment income .....................         130,087        693,327      474,149       725,466      1,290,563     1,143,104
Net realized and unrealized gain (loss) on
 investments:
 Net realized gains (losses) ..............          67,962        (47,306)     123,242            --             --            --
 Net unrealized appreciation (depreciation)
  during the period .......................      (1,393,400)       854,807     (499,454)           --             --            --
                                             --------------   ------------   ----------   -----------   ------------    ----------
Net realized and unrealized gain (loss)
 on investments ...........................      (1,325,438)       807,501     (376,212)           --             --            --
                                             --------------   ------------   ----------   -----------   ------------    ----------
Net increase (decrease) in net assets
 resulting from operations ................  $   (1,195,351)  $  1,500,828   $   97,937   $   725,466   $  1,290,563    $1,143,104
                                             ==============   ============   ==========   ===========   ============    ==========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

YEARS AND PERIODS ENDED JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999


                                                  LARGE/MID CAP VALUE II SUBACCOUNT           SMALL/MID CAP GROWTH SUBACCOUNT
                                               --------------------------------------   -------------------------------------------
                                                   2001          2000         1999          2001           2000            1999
                                               ------------  -----------   ----------   ------------   ------------    ------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.......   $      1,251  $   861,684   $   30,563   $         --   $    603,438    $    840,786
 Outside Trust..............................             --           --           --             --             --              --
 Interest income on policy loans............             --           --           --             --             --              --
                                               ------------  -----------   ----------   ------------   ------------    ------------
Total investment income ....................          1,251      861,684       30,563             --        603,438         840,786
Expenses:
 Mortality and expense risks................            213       36,705       28,106         25,816         32,879          30,491
                                               ------------  -----------   ----------   ------------   ------------    ------------
Net investment income (loss)................          1,038      824,979        2,457        (25,816)       570,559         810,295
Net realized and unrealized gain (loss) on
 investments:
 Net realized gains (losses)................         (2,862)     (47,013)    (547,518)      (102,355)      (136,669)         16,952
 Net unrealized appreciation
  (depreciation) during the period..........        (75,104)     853,987      657,486       (889,404)        (2,663)       (590,295)
                                               ------------  -----------   ----------   ------------   ------------    ------------
Net realized and unrealized gain (loss) on
 investments................................        (77,966)     806,974      109,968       (991,759)      (139,332)       (573,343)
                                               ------------  -----------   ----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from operations..................   $    (76,928) $ 1,631,953   $  112,425   $ (1,017,575)  $    431,227    $    236,952
                                               ============  ===========   ==========   ============   ============    ============


                                                   REAL ESTATE EQUITY SUBACCOUNT                 GROWTH & INCOME SUBACCOUNT
                                               -------------------------------------    -------------------------------------------
                                                   2001          2000         1999          2001           2000            1999
                                               ------------  -----------   ---------    ------------   ------------    ------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.......   $    161,784  $   471,363   $  262,930   $    354,937   $ 43,732,520    $ 35,057,066
 Outside Trust..............................             --           --           --             --             --              --
 Interest income on policy loans............         21,908       21,486       17,361      1,214,903      2,428,588       2,279,107
                                               ------------  -----------   ----------   ------------   ------------    ------------
Total investment income.....................        183,692      492,849      280,291      1,569,840     46,161,108      37,336,173
Expenses:
 Mortality and expense risks................        807,696       27,585       24,900        550,147      1,733,223       1,779,482
                                               ------------  -----------   ----------   ------------   ------------    ------------
Net investment income. .....................      1,695,152      465,264      255,391      1,019,693     44,427,885      35,556,691
Net realized and unrealized gain (loss) on
 investments:
 Net realized gains (losses)................        291,493     (159,205)    (168,994)       373,787     18,300,286       5,502,422
 Net unrealized appreciation (depreciation)
  during the period.........................    (58,152,177)     919,904     (220,380)   (21,835,984)   (96,829,044)      2,405,417
                                               ------------  -----------   ----------   ------------   ------------    ------------
Net realized and unrealized gain (loss) on
 investments................................    (57,860,684)     760,699     (389,374)   (21,462,197)   (78,528,758)      7,907,839
                                               ------------  -----------   ----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from operations..................   $(56,165,532) $ 1,225,963   $ (133,983)  $(20,442,504)  $(34,100,873)   $ 43,464,530
                                               ============  ===========   ==========   ============   ============    ============

 See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

YEARS AND PERIODS ENDED SEPTEMBER 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND
                                      1999


                                                          MANAGED SUBACCOUNT                     SHORT-TERM BOND SUBACCOUNT
                                               -----------------------------------------   ----------------------------------------
                                                   2001           2000          1999           2001           2000          1999
                                               ------------   ------------  ------------   ------------    -----------   ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I........  $  1,562,932   $ 11,757,304   $ 9,998,433   $     17,421    $    17,131    $ 15,539
 Outside Trust...............................            --             --            --             --             --          --
 Interest income on policy  loans ...........       779,359             --       953,686             --             --          --
                                               ------------   ------------   -----------   ------------    -----------    --------
Total investment income......................     2,342,291     11,757,304    10,952,119         17,421         17,131      15,539
Expenses:
 Mortality and expense risks.................       465,854        664,664       649,802          1,837          1,637       1,497
                                               ------------   ------------   -----------   ------------    -----------    --------
Net investment income........................     1,876,437     11,092,640    10,302,317         15,584         15,494      14,042
Net realized and unrealized gain (loss) on
 investments:
 Net realized gains (losses).................        44,474      1,551,519       996,546           (315)        (2,287)     (8,638)
 Net unrealized appreciation (depreciation)
  during the period .........................   (11,191,146)   (12,278,637)   (2,108,530)        13,799          6,756      (2,442)
                                               ------------   ------------   -----------   ------------    -----------    --------
Net realized and unrealized gain (loss) on
 investments.................................   (11,146,672)   (10,727,118)   (1,111,984)        13,484          4,469     (11,080)
                                               ------------   ------------   -----------   ------------    -----------    --------
Net increase (decrease) in net assets
 resulting from operations...................  $ (9,270,235)  $    365,522   $ 9,190,333   $     29,068    $    19,963    $  2,962
                                               ============   ============   ===========   ============    ===========    ========


                                                     SMALL CAP EQUITY SUBACCOUNT            INTERNATIONAL OPPORTUNITIES SUBACCOUNT
                                               -----------------------------------------   ----------------------------------------
                                                   2001          2000           1999           2001           2000          1999
                                               ------------   ------------   -----------   ------------    -----------   ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I........  $         --   $    321,253   $    79,585   $    104,368    $   617,754    $ 241,151
 Outside Trust...............................            --             --            --             --             --           --
 Interest income on policy loans.............            --             --            --             --             --           --
                                               ------------   ------------   -----------   ------------    -----------    ---------
Total investment income......................            --        321,253        79,585        104,368        617,754      241,151
Expenses:
 Mortality and expense risks.................        15,612         23,745        17,680         56,211         53,038       17,937
                                               ------------   ------------   -----------   ------------    -----------    ---------
Net investment income (loss).................       (15,612)       297,508        61,905         48,157        564,716      223,214
Net realized and unrealized gain (loss) on
 investments:
 Net realized gains (losses).................      (497,942)      (110,857)      (33,134)      (254,673)       348,813      155,412
 Net unrealized appreciation (depreciation)
  during the period..........................      (443,318)      (668,463)     (148,401)    (4,019,589)    (2,497,504)     387,412
                                               ------------   ------------   -----------   ------------    -----------    ---------
Net realized and unrealized gain (loss) on
 investments.................................      (941,260)      (779,320)     (181,535)    (4,274,262)    (2,148,691)     542,824
                                               ------------   ------------   -----------   ------------    -----------    ---------
Net increase (decrease) in net assets
 resulting from operations...................  $   (956,872)  $   (481,812)  $  (119,630)  $ (4,266,105)   $(1,583,975)   $ 766,038
                                               ============   ============   ===========   ============    ===========    =========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

YEARS AND PERIODS ENDED SEPTEMBER 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND
                                      1999


                                        EQUITY INDEX SUBACCOUNT              GLOBAL BOND SUBACCOUNT
                                ---------------------------------------  -------------------------------
                                    2001          2000          1999       2001       2000        1999
                                ------------   -----------   ----------  --------   --------    --------
Investment income:
Distributions received from:
 John Hancock Variable
  Series Trust I..............  $    432,341   $ 2,327,055   $  593,325  $  5,614   $ 63,032    $ 37,862
 Outside Trust................            --            --           --        --         --          --
 Interest income on policy
  loans ......................            --            --           --        --         --          --
                                ------------   -----------   ----------  --------   --------    --------
Total investment income ......       432,341     2,327,055      593,325     5,614     63,032      37,862
Expenses:
 Mortality and expense risks..       216,019       185,175       63,950     5,096      5,624       4,084
                                ------------   -----------   ----------  --------   --------    --------
Net investment income ........       216,322     2,141,880      529,375       518     57,408      33,778
Net realized and unrealized
 gain (loss) on investments:
 Net realized gains (losses)..       (85,115)      485,643      271,978    (6,331)   (14,302)       (151)
 Net unrealized appreciation
  (depreciation) during the
  period......................   (11,294,511)   (8,035,375)   1,282,937    24,984     63,359     (52,953)
                                ------------   -----------   ----------  --------   --------    --------
Net realized and unrealized
 gain (loss) on investments...   (11,379,626)   (7,549,732)   1,554,915    18,653     49,057     (53,104)
                                ------------   -----------   ----------  --------   --------    --------
Net increase (decrease) in
 net assets resulting from
 operations ................    $(11,163,304)  $(5,407,852)  $2,084,290  $ 19,171   $106,465    $(19,326)
                                ============   ===========   ==========  ========   ========    ========





                            TURNER CORE GROWTH SUBACCOUNT
                          ---------------------------------
                             2001        2000       1999
                          ---------   ---------   ---------
Investment income:
Distributions received
 from:
 John Hancock Variable
  Series Trust I........         --          --          --
 Outside Trust..........  $      80   $  52,832   $  19,328
 Interest income on
  policy loans..........         --          --          --
                          ---------   ---------   ---------
Total investment
 income.................         80      52,832      19,328
Expenses:
 Mortality and expense
  risks.................      1,667       2,215       1,139
                          ---------   ---------   ---------
Net investment income
 (loss).................     (1,587)     50,617      18,189
Net realized and
 unrealized gain
 (loss) on
 investments:
 Net realized gains
  (losses)..............    (87,369)     20,969      26,736
 Net unrealized
  appreciation
  (depreciation)
  during the period.....    (56,525)   (120,040)     23,628
                          ---------   ---------   ---------
Net realized and
 unrealized gain
 (loss) on investments..   (143,894)    (99,071)     50,364
                          ---------   ---------   ---------
Net increase
 (decrease) in net
 assets resulting from
 operations.............  $(145,481)  $ (48,454)  $  68,553
                          =========   =========   =========

                               BRANDES INTERNATIONAL EQUITY
                                        SUBACCOUNT
                          -------------------------------------
                             2001         2000          1999
                          ----------   ----------    ----------
Investment income:
Distributions received
 from:
 John Hancock Variable
  Series Trust I........          --           --            --
 Outside Trust..........  $    3,215   $   92,935    $   16,354
 Interest income on
  policy loans..........          --           --            --
                          ----------   ----------    ----------
Total investment
 income.................       3,215       92,935        16,354
Expenses:
 Mortality and expense
  risks.................       5,022        4,973         2,166
                          ----------   ----------    ----------
Net investment income
 (loss).................      (1,807)      87,962        14,188
Net realized and
 unrealized gain
 (loss) on
 investments:
 Net realized gains
  (losses)..............      30,200       13,902        11,526
 Net unrealized
  appreciation
  (depreciation)
  during the period.....    (276,840)     (35,201)      122,734
                          ----------   ----------    ----------
Net realized and
 unrealized gain
 (loss) on investments..    (246,640)     (21,299)      134,260
                          ----------   ----------    ----------
Net increase
 (decrease) in net
 assets resulting from
 operations.............  $ (248,447)  $   66,663    $  148,448
                          ==========   ==========    ==========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

YEARS AND PERIODS ENDED SEPTEMBER 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND
                                      1999


                            FRONTIER CAPITAL APPRECIATION         EMERGING MARKETS EQUITY
                                      SUBACCOUNT                        SUBACCOUNT
                           --------------------------------   ----------------------------------
                             2001        2000        1999       2001        2000         1999
                           ----------  ----------  ---------  ----------  ----------  ----------
Investment income:
Distributions received
 from:
 John Hancock Variable
  Series Trust I.........         --          --         --   $   1,897   $  63,791    $ 15,636
 Outside Trust...........  $   4,602   $ 133,836   $ 13,028          --          --          --
 Interest income on
  policy loans...........         --          --         --          --          --          --
                           ---------   ---------   --------   ---------   ---------    --------
Total investment
 income .................      4,602     133,836     13,028       1,897      63,791      15,636
Expenses:
 Mortality and expense
  risks .................      2,351       3,700      4,257       3,704       5,200         466
                           ---------   ---------   --------   ---------   ---------    --------
Net investment income
 (loss) .................      2,251     130,136      8,771      (1,807)     58,591      15,170
Net realized and
 unrealized gain
 (loss) on
 investments:
 Net realized gains
  (losses)...............    (52,619)     68,311    (59,550)   (424,870)     19,902       1,838
 Net unrealized
  appreciation
  (depreciation)
  during the
  period.................    (47,847)   (175,994)    89,369     193,158    (571,486)     92,713
                           ---------   ---------   --------   ---------   ---------    --------
Net realized and
 unrealized gain
 (loss) on investments...   (100,466)   (107,683)    29,819    (231,712)   (551,584)     94,551
                           ---------   ---------   --------   ---------   ---------    --------
Net increase
 (decrease) in net
 assets resulting from
 operations .............  $ (98,215)  $  22,453   $ 38,590   $(233,519)  $(492,993)   $109,721
                           =========   =========   ========   =========   =========    ========




                              BOND INDEX SUBACCOUNT       SMALL/MID CAP CORE SUBACCOUNT
                           ---------------------------   -------------------------------
                             2001      2000      1999       2001        2000       1999
                           --------  --------  --------  ----------  ----------  -------
Investment income:
Distributions received
 from:
 John Hancock Variable
  Series Trust I.........  $ 72,347  $ 7,273   $ 2,971   $  1,997    $ 22,843     $ 6,699
 Outside Trust...........        --       --        --         --          --          --
 Interest income on
  policy loans...........        --       --        --         --          --          --
                           --------  -------   -------   --------    --------     -------
Total investment
 income..................    72,347    7,273     2,971      1,997      22,843       6,699
Expenses:
 Mortality and expense
  risks .................     6,237      561       270      2,162       1,051         335
                           --------  -------   -------   --------    --------     -------
Net investment income
 (loss) .................    66,110    6,712     2,701       (165)     21,792       6,364
Net realized and
 unrealized gain
 (loss) on
 investments:
 Net realized gains
  (losses)...............     6,268     (607)   (1,613)    (1,290)      1,505       1,093
 Net unrealized
  appreciation
  (depreciation)
  during the
   period ...............    66,645    6,100    (1,753)   (78,559)    (13,928)      4,719
                           --------  -------   -------   --------    --------     -------
Net realized and
 unrealized gain
 (loss) on investments...    72,913    5,493    (3,366)   (79,849)    (12,423)      5,812
                           --------  -------   -------   --------    --------     -------
Net increase
 (decrease) in net
 assets resulting from
 operations .............  $139,023  $12,205   $  (665)  $ 80,014    $  9,369     $12,176
                           ========  =======   =======   ========    ========     =======

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

           YEARS AND PERIODS ENDED SEPTEMBER 30, 2001 (UNAUDITED) AND
                           DECEMBER 31, 2000 AND 1999

                                                                             HIGH YIELD BOND              CLIFTON ENHANCED US
                                                                               SUBACCOUNT                  EQUITY SUBACCOUNT
                                                                     -------------------------------   ----------------------------
                                                                        2001        2000       1999      2001      2000      1999*
                                                                     ----------  ----------  -------   --------  --------  --------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I..............................  $  42,754   $  84,101   $ 3,011   $    --   $ 3,328    $ 1,435
 Outside Trust.....................................................         --          --        --        42        --         --
 Interest income on policy loans...................................         --          --        --        --        --         --
                                                                     ---------   ---------   -------   -------   -------    -------
Total investment income............................................     42,754      84,101     3,011        42     3,328      1,435
Expenses:
 Mortality and expense risks ......................................      2,983       5,409       220       111       138         61
                                                                     ---------   ---------   -------   -------   -------    -------
Net investment income (loss) ......................................     39,771      78,692     2,791       (69)    3,190      1,374
Net realized and unrealized gain (loss) on investments:
 Net realized gains (loss) ........................................   (107,391)    (12,114)     (396)     (525)      302         11
 Net unrealized appreciation (depreciation) during the period .....     93,431    (188,735)   (1,172)   (4,557)   (5,562)     1,285
                                                                     ---------   ---------   -------   -------   -------    -------
Net realized and unrealized gain (loss) on investments ............    (13,960)   (200,849)   (1,568)   (5,082)   (5,260)     1,296
                                                                     ---------   ---------   -------   -------   -------    -------
Net increase (decrease) in net assets resulting from operations ...  $  25,811   $(122,157)  $ 1,223   $(5,151)  $(2,070)   $ 2,670
                                                                     =========   =========   =======   =======   =======    =======

                                                                     LARGE CAP AGGRESSIVE    FUNDAMENTAL GROWTH     AIM V.I. VALUE
                                                                       GROWTH SUBACCOUNT         SUBACCOUNT           SUBACCOUNT
                                                                     ---------------------   -------------------   -----------------
                                                                        2001       2000**       2001      2000*      2001      2000*
                                                                     ----------  ---------   ---------  --------   --------  -------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I..............................  $      --       $  36   $    --   $ 1,361   $    --    $    --
 Outside Trust............ ........................................         --          --        --        --        --        241
 Interest income on policy loans...................................         --          --        --        --        --         --
                                                                     ---------   ---------   -------   -------   -------    -------
Total investment income .... ......................................         --          36        --     1,361        --        241
Expenses:
 Mortality and expense risks ......................................          8           6        48        10        42         11
                                                                     ---------   ---------   -------   -------   -------    -------
Net investment income (loss) ......................................         (8)         30       (48)    1,351       (42)       230
Net realized and unrealized (loss) on investments:
 Net realized (loss)...... ........................................        (40)         (8)     (242)      (10)     (173)       (11)
 Net unrealized (depreciation) during the period ..................       (444)       (616)   (5,780)   (1,226)   (2,905)    (1,068)
                                                                     ---------   ---------   -------   -------   -------    -------
Net realized and unrealized (loss) on investments .................       (484)       (624)   (6,022)   (1,236)   (3,078)    (1,079)
                                                                     ---------   ---------   -------   -------   -------    -------
Net increase (decrease) in net assets resulting from operations ...  $    (492)  $    (594)  $(6,070)  $   115   $(3,120)   $  (849)
                                                                     =========   =========   =======   =======   =======    =======

 _______________________

  *  From May 1, 1999 (commencement of operations).
  ** From April 24, 2000 (commencement of operations).

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

YEARS AND PERIODS ENDED SEPTEMBER 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND
                                      1999

                                                      FIDELITY VIP II
                               FIDELITY VIP GROWTH      CONTRAFUND       JANUS ASPEN GLOBAL
                                   SUBACCOUNT           SUBACCOUNT      TECHNOLOGY SUBACCOUNT
                              ---------------------   ----------------  ----------------------
                                 2001       2000**     2001     2000**    2001        2000***
                              -----------  --------   --------  ------  ---------   ----------
Investment income:
Distributions received
 from:
 John Hancock Variable
  Series Trust I..........          --         --          --      --         --           --
 Outside Trust............     $   272      $  --     $   205   $  --    $    17      $    24
 Interest income on
  policy loans............          --         --          --      --         --           --
                               -------      -----     -------   -----    -------      -------
Total investment
 income...................         272         --         205      --         17           24
Expenses:
 Mortality and expense
  risks ..................          16         12          47       6         13            8
                               -------      -----     -------   -----    -------      -------
Net investment income
 (loss)...................         256        (12)        158      (6)         4           16
Net realized and
 unrealized (loss) on
 investments:
 Net realized losses......        (472)        (4)       (160)     (7)       (87)         (99)
 Net unrealized
  (depreciation)
  during the period ......        (983)      (366)     (2,418)   (525)    (1,856)      (1,649)
                               -------      -----     -------   -----    -------      -------
Net realized and
unrealized (loss) on
investments...............      (1,455)      (370)     (2,578)   (532)    (1,943)      (1,748)
                               -------      -----     -------   -----    -------      -------
Net (decrease) in net
 assets resulting from
 operations...............     $(1,199)     $(382)    $(2,420)  $(538)   $(1,939)     $(1,732)
                               =======      =====     =======   =====    =======      =======

                                                    JANUS ASPEN          NFS NEW
                                                     WORLDWIDE          DISCOVERY
                                                       GROWTH             SERIES        ACTIVE BOND II   LARGE/MID     SMALL CAP
                                                     SUBACCOUNT         SUBACCOUNT        SUBACCOUNT     CAP VALUE       VALUE
                                                  -----------------  -----------------  --------------  ------------  ------------
                                                   2001     2000***    2001     2000**     2001****      2001****       2001****
                                                  --------  -------  ---------  ------  --------------  ------------  ------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I..........        --      --          --     --         $71        $    32,410      $  13
 Outside Trust.................................   $     7   $   1    $  3,282   $ --          --                 --         --
 Interest income on policy loans...............        --      --          --     --          --                 --         --
                                                  -------   -----    --------   ----         ---        -----------      -----
Total investment income........................         7       1       3,282     --          71             32,410         13
Expenses:
 Mortality and expense risks...................        18       8         282     19           8             19,605          5
                                                  -------   -----    --------   ----         ---        -----------      -----
Net investment income (loss)...................       (11)     (7)      3,000    (19)         63             12,805          8
Net realized and unrealized gain (loss) on
 investments:
 Net realized income (loss)....................       (46)    (71)       (491)    (7)          1            478,407       (350)
 Net unrealized appreciation (depreciation)
  during the period ...........................    (1,396)   (717)    (23,621)   197          24         (1,138,810)       443
                                                  -------   -----    --------   ----         ---        -----------      -----
Net realized and unrealized gain (loss) on
 investments...................................    (1,442)   (788)    (24,112)   190          25           (660,403)        93
                                                  -------   -----    --------   ----         ---        -----------      -----
Net increase (decrease) in net assets resulting
 from operations...............................   $(1,453)  $(795)   $(21,112)  $171         $88        $  (647,598)     $ 101
                                                  =======   =====    ========   ====         ===        ===========      =====

___________________________
  **   From April 24, 2000 (commencement of operations).
  ***  From June 29, 2000 (commencement of operations).
  **** Activity from January 1, 2001. From December 15, 2000 (commencement of operations) to December 31, 2000 there was no activity.

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

                      STATEMENTS OF CHANGES IN NET ASSETS

YEARS AND PERIODS ENDED SEPTEMBER 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND
                                      1999

                                                    LARGE CAP GROWTH SUBACCOUNT                    ACTIVE BOND SUBACCOUNT
                                             -----------------------------------------   ------------------------------------------
                                                 2001           2000          1999           2001           2000           1999
                                             ------------   ------------   -----------   ------------   ------------   ------------
Increase (decrease) in net assets from
 operations:
 Net investment income ....................  $     25,073   $  6,287,826   $ 6,329,395   $  4,430,900   $  5,332,953    $ 5,481,982
 Net realized gains (losses) ..............      (175,998)     1,809,410     1,146,308       (515,287)    (1,058,175)      (388,883)
 Net unrealized appreciation
  (depreciation) during the period ........   (12,425,145)   (17,039,660)      320,087      2,482,298      3,862,398     (5,439,148)
                                             ------------   ------------   -----------   ------------   ------------    -----------
Net increase (decrease) in net assets
 resulting from operations ................   (12,576,070)    (8,942,424)    7,795,790      6,397,911      8,137,176       (346,049)
From policyholder transactions:
 Net premiums from policyholders ..........     9,798,367     16,225,070    10,950,682      9,484,532     26,218,788     11,668,600
 Net benefits to policyholders ............    (5,259,528)    (8,421,666)   (5,776,293)    (9,173,407)   (17,903,281)    (7,543,864)
 Net increase (decrease) in policy loans ..      (207,346)       407,961            --        793,349        620,295             --
                                             ------------   ------------   -----------   ------------   ------------    -----------
Net increase in net assets resulting from
 policyholder transactions ................     4,331,493      8,211,365     5,174,389      1,104,474      8,935,802      4,124,736
                                             ------------   ------------   -----------   ------------   ------------    -----------
Net increase (decrease) in net assets .....    (8,244,577)      (731,059)   12,970,179      7,502,385     17,072,978      3,778,687
Net assets at beginning of period .........    43,297,378     44,028,437    31,058,258     97,962,560     80,889,582     77,110,895
                                             ------------   ------------   -----------   ------------   ------------    -----------
Net assets at end of period ...............  $ 35,052,801   $ 43,297,378   $44,028,437   $105,464,945   $ 97,962,560    $80,889,582
                                             ============   ============   ===========   ============   ============    ===========

                                                     INTERNATIONAL EQUITY INDEX SUBACCOUNT         SMALL CAP GROWTH SUBACCOUNT
                                                    ---------------------------------------  --------------------------------------
                                                       2001          2000          1999          2001         2000          1999
                                                    -----------   -----------   -----------  -----------   -----------   ----------
Increase (decrease) in net assets from operations:
 Net investment income (loss) ....................  $    85,385   $   322,155   $   200,569  $   (21,297)  $   581,967   $  527,624
 Net realized gains (losses) .....................     (122,640)       76,586        62,140        3,918       159,388       48,210
 Net unrealized appreciation (depreciation)
  during the period ..............................   (1,653,325)   (1,706,468)    1,295,768   (1,739,132)   (2,654,137)   1,125,829
                                                    -----------   -----------   -----------  -----------   -----------   ----------
Net increase (decrease) in net assets
 resulting from operations .......................   (1,690,580)   (1,307,727)    1,558,477   (1,756,511)   (1,912,782)   1,701,663
From policyholder transactions:
 Net premiums from policyholders .................    1,306,416     2,208,529     1,634,643    1,836,588     4,738,730    1,398,160
 Net benefits to policyholders ...................   (1,081,138)   (1,307,479)   (1,119,500)  (2,644,594)     (956,063)    (390,180)
 Net increase (decrease) in policy loans .........      (15,762)      110,023            --           --            --           --
                                                    -----------   -----------   -----------  -----------   -----------   ----------
Net increase (decrease) in net assets
 resulting from policyholder transactions ........      209,516     1,011,073       515,143     (808,006)    3,782,667    1,007,980
                                                    -----------   -----------   -----------  -----------   -----------   ----------
Net increase (decrease) in net assets ............   (1,481,064)     (296,654)    2,073,620   (2,564,517)    1,869,885    2,709,643
Net assets at beginning of period ................    6,884,339     7,180,994     5,107,374    6,381,819     4,511,934    1,802,291
                                                    -----------   -----------   -----------  -----------   -----------   ----------
Net assets at end of period ......................  $ 5,403,275   $ 6,884,340   $ 7,180,994  $ 3,817,302   $ 6,381,819   $4,511,934
                                                    ===========   ===========   ===========  ===========   ===========   ==========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

YEARS AND PERIODS ENDED SEPTEMBER 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND
                                      1999

                                                         GLOBAL BALANCED SUBACCOUNT                 MID CAP GROWTH SUBACCOUNT
                                                   ------------------------------------   -----------------------------------------
                                                      2001         2000         1999         2001           2000           1999
                                                   ----------   ----------   ----------   -----------   ------------   ------------
Increase (decrease) in net assets from operations:
 Net investment income (loss) .................... $    1,213   $    7,198   $   15,944   $   (64,238)  $  2,182,817   $  1,338,175
 Net realized gains (losses) .....................     (8,554)      (3,641)       1,061    (1,706,682)     1,892,763        420,826
 Net unrealized appreciation (depreciation)
  during the period ..............................    (19,857)     (21,945)      (8,559)   (6,633,116)   (11,690,290)     4,283,452
                                                   ----------   ----------   ----------   -----------   ------------   ------------
Net increase (decrease) in net assets
 resulting from operations .......................    (27,198)     (18,388)       8,446    (8,404,036)    (7,614,710)     6,042,453
From policyholder transactions:
 Net premiums from policyholders .................     84,769       75,380      115,573     8,459,392     13,112,643      7,041,199
 Net benefits to policyholders ...................    (45,073)     (83,639)    (133,983)   (2,483,421)    (4,430,561)      (947,660)
 Net increase in policy loans ....................         --           --           --            --             --             --
                                                   ----------   ----------   ----------   -----------   ------------   ------------
Net increase (decrease) in net assets
 resulting from policyholder transactions ........     39,696       (8,259)     (18,410)    5,975,971      8,682,082      6,093,539
                                                   ----------   ----------   ----------   -----------   ------------   ------------
Net increase (decrease) in net assets ............     12,498      (26,647)      (9,964)   (2,428,065)     1,067,372     12,135,992
Net assets at beginning of period ................    173,721      200,368      210,332    14,676,946     13,609,574      1,473,582
                                                   ----------   ----------   ----------   -----------   ------------   ------------
Net assets at end of period ...................... $  186,219   $  173,721   $  200,368   $12,248,881   $ 14,676,946   $ 13,609,574
                                                   ==========   ==========   ==========   ===========   ============   ============

                                                     LARGE CAP VALUE SUBACCOUNT                   MONEY MARKET SUBACCOUNT
                                               ---------------------------------------   ------------------------------------------
                                                   2001          2000          1999          2001           2000           1999
                                               -----------   -----------   -----------   ------------   ------------   ------------
Increase (decrease) in net assets from
 operations:
 Net investment income ......................  $   130,087   $   693,327   $   474,149   $    725,466   $  1,290,563   $  1,143,104
 Net realized gains (losses) ................       67,962       (47,306)      123,242             --             --             --
 Net unrealized appreciation
  (depreciation) during the period ..........   (1,393,400)      854,807      (499,454)            --             --             --
                                               -----------   -----------   -----------   ------------   ------------   ------------
Net increase (decrease) in net assets
 resulting from operations ..................   (1,195,351)    1,500,828        97,937        725,466      1,290,563      1,143,104
From policyholder transactions:
 Net premiums from policyholders ............    6,639,919     7,024,748     5,449,922     18,020,488     26,609,851     16,733,655
 Net benefits to policyholders ..............   (1,543,150)   (1,798,175)   (1,059,147)   (21,929,201)   (22,265,301)   (46,642,184)
 Net increase in policy loans ...............           --            --            --         38,516         77,509             --
                                               -----------   -----------   -----------   ------------   ------------   ------------
Net increase (decrease) in net assets
 resulting from policyholder transactions ...    5,096,769     5,226,573     4,390,775     (3,870,197)     4,422,059    (29,908,529)
                                               -----------   -----------   -----------   ------------   ------------   ------------
Net increase (decrease) in net assets .......    3,901,418     6,727,401     4,488,712     (3,144,731)     5,712,622    (28,765,425)
Net assets at beginning of period ...........   14,990,188     8,262,787     3,774,075     26,215,728     20,503,106     49,268,531
                                               -----------   -----------   -----------   ------------   ------------   ------------
Net assets at end of period .................  $18,891,606   $14,990,188   $ 8,262,787   $ 23,070,997   $ 26,215,728   $ 20,503,106
                                               ===========   ===========   ===========   ============   ============   ============

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

YEARS AND PERIODS ENDED SEPTEMBER 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND
                                      1999

                                                 LARGE/MID CAP VALUE II SUBACCOUNT             SMALL/MID CAP GROWTH SUBACCOUNT
                                               -------------------------------------   --------------------------------------------
                                                  2001         2000         1999           2001            2000            1999
                                               ----------   ----------   -----------   ------------   -------------   -------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss) ...............  $    1,038   $  824,979   $     2,457   $    (25,816)  $     570,559    $    810,295
 Net realized gains (losses) ................      (2,862)     (47,013)     (547,518)      (102,355)       (136,669)         16,952
 Net unrealized appreciation (depreciation)
  during the period .........................     (75,104)     853,987       657,486       (889,404)         (2,663)       (590,295)
                                               ----------   ----------   -----------   ------------   -------------    ------------
Net increase (decrease) in net assets
 resulting from operations ..................     (76,928)   1,631,953       112,425     (1,017,575)        431,227         236,952
From policyholder transactions:
 Net premiums from policyholders ............     765,924    2,895,543     2,086,192      1,208,797       1,474,342       1,533,102
 Net benefits to policyholders ..............     (35,188)    (830,119)   (3,546,814)      (913,635)     (1,536,191)     (1,200,248)
 Net increase in policy loans ...............          --           --            --             --              --              --
                                               ----------   ----------   -----------   ------------   -------------    ------------
Net increase (decrease) in net assets
 resulting from policyholder transactions ...    (730,736)   2,065,424    (1,460,622)       295,162         (61,849)        332,854
                                               ----------   ----------   -----------   ------------   -------------    ------------
Net increase (decrease) in net assets .......     653,808    3,697,377    (1,348,197)      (722,413)        369,378         569,806
Net assets at beginning of period ...........   8,399,009    4,701,632     6,049,829      5,855,422       5,486,044       4,916,238
                                               ----------   ----------   -----------   ------------   -------------    ------------
Net assets at end of period .................  $  653,808   $8,399,009   $ 4,701,632   $  5,133,009   $   5,855,422    $  5,486,044
                                               ==========   ==========   ===========   ============   =============    ============

                                                   REAL ESTATE EQUITY SUBACCOUNT                GROWTH & INCOME SUBACCOUNT
                                              ---------------------------------------   -------------------------------------------
                                                  2001          2000          1999          2001           2000            1999
                                              -----------   -----------   -----------   ------------   ------------   -------------
Increase (decrease) in net assets from
 operations:
 Net investment income .....................  $   158,563   $   465,264   $   255,391   $  1,695,152   $ 44,427,885    $ 35,556,691
 Net realized gains (losses) ...............     (171,749)     (159,205)     (168,994)       291,493     18,300,286       5,502,422
 Net unrealized appreciation
  (depreciation) during the period .........       63,266       919,904      (220,380)   (58,152,177)   (96,829,044)      2,405,417
                                              -----------   -----------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from operations .................       50,080     1,225,963      (133,983)   (56,165,532)   (34,100,873)     43,464,530
From policyholder transactions:
 Net premiums from policyholders ...........    1,189,510     1,762,038       968,627     20,191,545     31,462,247      34,593,082
 Net benefits to policyholders .............   (1,501,999)   (1,130,179)   (2,335,552)   (21,398,447)   (71,685,409)    (34,650,911)
 Net increase (decrease) in policy loans ...       33,805       114,851            --     (1,356,490)     1,310,472              --
                                              -----------   -----------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from policyholder transactions ..     (278,684)      746,710    (1,366,925)    (2,563,392)   (38,912,690)        (57,829)
                                              -----------   -----------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets ......     (228,604)    1,972,673    (1,500,908)   (58,728,924)   (73,013,563)     43,406,701
Net assets at beginning of period ..........    6,002,773     4,030,100     5,531,008    267,486,534    340,500,097     297,093,396
                                              -----------   -----------   -----------   ------------   ------------    ------------
Net assets at end of period ................  $ 5,774,169   $ 6,002,773   $ 4,030,100   $208,757,610   $267,486,534    $340,500,097
                                              ===========   ===========   ===========   ============   ============    ============

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

YEARS AND PERIODS ENDED SEPTEMBER 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND
                                      1999

                                                            MANAGED SUBACCOUNT                    SHORT-TERM BOND SUBACCOUNT
                                                ------------------------------------------  ---------------------------------------
                                                    2001           2000           1999         2001          2000           1999
                                                ------------   ------------   ------------  ------------  ------------  -----------
Increase (decrease) in net assets from
 operations:
 Net investment income .......................  $  1,876,437   $ 11,092,640   $ 10,302,317  $    15,584   $    15,494    $   14,042
 Net realized gains (losses) .................        44,474      1,551,519        996,546         (315)       (2,287)       (8,638)
 Net unrealized appreciation (depreciation)
  during the period ..........................   (11,191,146)   (12,278,637)    (2,108,530)      13,799         6,756        (2,442)
                                                ------------   ------------   ------------  -----------   -----------    ----------
Net increase (decrease) in net assets
 resulting from operations ...................    (9,270,235)       365,522      9,190,333       29,068        19,963         2,962
From policyholder transactions:
 Net premiums from policyholders .............     9,044,080     12,192,565     13,430,282      282,609       167,135       109,732
 Net benefits to policyholders ...............   (10,942,264)   (19,842,234)   (14,305,859)     (90,217)      (69,043)     (370,270)
 Net increase in policy loans ................       347,322        630,955             --           --            --            --
                                                ------------   ------------   ------------  -----------   -----------    ----------
Net increase (decrease) in net assets
 resulting from policyholder transactions ....    (1,550,862)    (7,018,714)      (875,577)     192,392        98,092      (260,538)
                                                ------------   ------------   ------------  -----------   -----------    ----------
Net increase (decrease) in net assets ........   (10,821,097)    (6,653,192)     8,314,756      221,460       118,055      (257,576)
Net assets at beginning of period ............   112,476,227    119,129,419    110,814,663      356,968       238,913       496,489
                                                ------------   ------------   ------------  -----------   -----------    ----------
Net assets at end of period ..................  $101,655,130   $112,476,227   $119,129,419  $   578,428   $   356,968    $  238,913
                                                ============   ============   ============  ===========   ===========    ==========

                                                         SMALL CAP EQUITY SUBACCOUNT        INTERNATIONAL OPPORTUNITIES SUBACCOUNT
                                                   -------------------------------------   ----------------------------------------
                                                      2001          2000         1999         2001          2000           1999
                                                   -----------   -----------  ----------   -----------   -----------   ------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss) ...................  $   (15,612)  $  297,508   $   61,905   $    48,157   $   564,716    $   223,214
 Net realized gains (losses) ....................     (497,942)    (110,857)     (33,134)     (254,673)      348,813        155,412
 Net unrealized appreciation (depreciation)
  during the period .............................     (773,318)    (668,463)    (148,401)   (4,019,589)   (2,497,504)       387,412
                                                   -----------   ----------   ----------   -----------   -----------    -----------
Net increase (decrease) in net assets resulting
 from operations ................................     (956,872)    (481,812)    (119,630)   (4,226,105)   (1,583,975)       766,038
From policyholder transactions:
 Net premiums from policyholders ................    2,352,805    1,608,648    1,483,922     7,905,633     9,284,275      2,354,681
 Net benefits to policyholders ..................   (1,991,173)    (452,404)    (447,402)     (841,569)     (469,272)    (3,673,500)
 Net increase in policy loans ...................           --           --           --            --            --             --
                                                   -----------   ----------   ----------   -----------   -----------    -----------
Net increase (decrease) in net assets resulting
 from policyholder transactions .................      361,632    1,156,242    1,036,520     7,064,064     8,815,003     (1,318,819)
                                                   -----------   ----------   ----------   -----------   -----------    -----------
Net increase (decrease) in net assets ...........     (595,240)     674,430      916,890     2,837,959     7,231,028       (552,781)
Net assets at beginning of period ...............    4,141,822    3,467,392    2,550,502    10,859,971     3,628,943      4,181,724
                                                   -----------   ----------   ----------   -----------   -----------    -----------
Net assets at end of period .....................  $ 3,546,582   $4,141,822   $3,467,392   $13,694,930   $10,859,971    $ 3,628,943
                                                   ===========   ==========   ==========   ===========   ===========    ===========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

YEARS AND PERIODS ENDED SEPTEMBER 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND
                                      1999

                                                            EQUITY INDEX SUBACCOUNT                  GLOBAL BOND SUBACCOUNT
                                                    ----------------------------------------   ------------------------------------
                                                        2001          2000          1999          2001         2000         1999
                                                    ------------   -----------   -----------   ----------   ----------   ----------
Increase (decrease) in net assets from operations:
 Net investment income ............................ $    216,322   $ 2,141,880   $   529,375   $      518   $   57,408    $  33,778
 Net realized gains (losses) ......................      (85,115)      485,643       271,978       (6,331)     (14,302)        (151)
 Net unrealized appreciation (depreciation)
  during the period ...............................  (11,294,511)   (8,035,375)    1,282,937       24,984       63,359      (52,953)
                                                    ------------   -----------   -----------   ----------   ----------    ---------
Net increase (decrease) in net assets resulting
 from operations ..................................  (11,163,304)   (5,407,852)    2,084,290       19,171      106,465      (19,326)
From policyholder transactions:
 Net premiums from policyholders ..................    9,622,997    43,728,519     6,697,385      283,498      396,099      696,619
 Net benefits to policyholders ....................   (4,406,332)   (2,630,030)   (1,623,429)    (201,794)    (192,421)    (317,999)
 Net increase in policy loans .....................           --            --            --           --           --           --
                                                    ------------   -----------   -----------   ----------   ----------    ---------
Net increase in net assets resulting from
 policyholder transactions ........................    5,216,665    41,098,489     5,073,956       81,704      203,678      378,620
                                                    ------------   -----------   -----------   ----------   ----------    ---------
Net increase (decrease) in net assets .............   (5,946,639)   35,690,637     7,158,246      100,875      310,143      359,294
Net assets at beginning of period .................   50,096,716    14,406,079     7,247,833    1,139,861      829,718      470,424
                                                    ------------   -----------   -----------   ----------   ----------    ---------
Net assets at end of period ....................... $ 50,069,716   $50,096,716   $14,406,079   $1,240,736   $1,139,861    $ 829,718
                                                    ============   ===========   ===========   ==========   ==========    =========

                                                            TURNER CORE GROWTH SUBACCOUNT   BRANDES INTERNATIONAL EQUITY SUBACCOUNT
                                                          --------------------------------  ---------------------------------------
                                                            2001        2000        1999       2001           2000           1999
                                                          ---------   ---------   --------  ----------    -----------    ----------
Increase (decrease) in net assets from operations:
 Net investment income (loss) ..........................  $  (1,587)  $  50,617   $ 18,189  $   (1,807)    $   87,962      $ 14,188
 Net realized gains (losses) ...........................    (87,369)     20,969     26,736      30,200         13,902        11,526
 Net unrealized appreciation (depreciation) during the
   period ..............................................    (56,525)   (120,040)    23,628    (276,840)       (35,201)      122,734
                                                          ---------   ---------   --------  ----------     ----------      --------
Net increase (decrease) in net assets resulting
 from operations .......................................   (145,481)    (48,454)    68,553    (248,447)        66,663       148,448
From policyholder transactions:
 Net premiums from policyholders .......................    309,721     192,556    109,802   1,045,529        616,308       152,629
 Net benefits to policyholders .........................   (214,915)    (31,415)   (45,555)   (958,497)       (39,267)      (31,332)
 Net increase in policy loans ..........................         --          --         --          --             --            --
                                                          ---------   ---------   --------  ----------     ----------      --------
Net increase in net assets resulting from
 policyholder transactions .............................     94,806     161,141     64,247      87,032        577,041       121,297
                                                          ---------   ---------   --------  ----------     ----------      --------
Net increase (decrease) in net assets ..................    (50,675)    112,687    132,800    (161,415)       643,704       269,745
Net assets at beginning of period. .....................    370,494     257,807    125,007   1,169,206        525,502       255,757
                                                          ---------   ---------   --------  ----------     ----------      --------
Net assets at end of period ............................  $ 319,819   $ 370,494   $257,807  $1,007,791     $1,169,206      $525,502
                                                          =========   =========   ========  ==========     ==========      ========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

YEARS AND PERIODS ENDED SEPTEMBER 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND
                                      1999

                                                  FRONTIER CAPITAL APPRECIATION SUBACCOUNT     EMERGING MARKETS EQUITY SUBACCOUNT
                                                 -----------------------------------------    ------------------------------------
                                                     2001           2000           1999          2001          2000          1999
                                                 -------------  ------------  ------------    -----------  ------------  ---------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss) .................   $    2,251     $ 130,136     $     8,771    $  (1,807)   $   58,591     $ 15,170
 Net realized gains (losses) ..................      (52,619)       68,311         (59,550)    (424,870)       19,902        1,838
 Net unrealized appreciation (depreciation)
  during the period ...........................      (47,847)     (175,994)         89,369      193,158      (571,486)      92,713
                                                  ----------     ---------     -----------    ---------    ----------     --------
Net increase (decrease) in net assets
 resulting from operations ....................      (98,215)       22,453          38,590     (233,519)     (492,993)     109,721
From policyholder transactions:
 Net premiums from policyholders ..............      429,905       219,803         103,675      588,861     1,133,676      336,277
 Net benefits to policyholders ................     (462,120)     (179,523)     (2,221,410)    (471,991)     (337,143)      (8,915)
 Net increase in policy loans .................           --            --              --           --            --           --
                                                  ----------     ---------     -----------    ---------    ----------     --------
Net increase (decrease) in net assets
 resulting from policyholder transactions .....      (32,215)       40,280      (2,117,735)     116,870       796,533      327,362
                                                  ----------     ---------     -----------    ---------    ----------     --------
Net increase (decrease) in net assets .........     (130,430)       62,733      (2,079,145)    (116,649)      303,540      437,083
Net assets at beginning of period .............      516,716       453,983       2,533,128      741,352       437,812          729
                                                  ----------     ---------     -----------    ---------    ----------     --------
Net assets at end of period ...................   $  386,286     $ 516,716     $   453,983    $ 624,703    $  741,352     $437,812
                                                  ==========     =========     ===========    =========    ==========     ========

                                                                   BOND INDEX SUBACCOUNT          SMALL/MID CAP CORE SUBACCOUNT
                                                             ---------------------------------   ---------------------------------
                                                                2001        2000       1999        2001        2000         1999
                                                             ----------   ---------  ---------   ---------  -----------  ---------
Increase (decrease) in net assets from operations:
 Net investment income (loss) .............................  $   66,110   $  6,712   $   2,701   $   (165)  $   21,792    $  6,364
 Net realized gains (losses) ..............................       6,268       (607)     (1,613)    (1,290)       1,505       1,093
 Net unrealized appreciation (depreciation)
  during the period .......................................      66,645      6,100      (1,753)   (78,559)     (13,928)      4,719
                                                             ----------   --------   ---------   --------   ----------    --------
Net increase (decrease) in net assets resulting from
 operations ...............................................     139,023     12,205        (665)   (80,014)       9,369      12,176
From policyholder transactions:
 Net premiums from policyholders ..........................   4,791,282    196,240      80,921    112,553      479,768      44,493
 Net benefits to policyholders ............................     (57,786)   (16,742)    (20,596)   (92,220)      (6,951)    (12,003)
 Net increase in policy loans .............................          --         --          --         --           --          --
                                                             ----------   --------   ---------   --------   ----------    --------
Net increase in net assets resulting from
 policyholder transactions ................................   4,733,496    179,498      60,325     20,333      472,817      32,490
                                                             ----------   --------   ---------   --------   ----------    --------
Net increase (decrease) in net assets .....................   4,872,519    191,703      59,660    (59,681)     482,186      44,666
Net assets at beginning of period .........................     265,912     74,209      14,549    559,551       77,365      32,699
                                                             ----------   --------   ---------   --------   ----------    --------
Net assets at end of period ...............................  $5,138,431   $265,912   $  74,209   $499,870   $  559,551    $ 77,365
                                                             ==========   ========   =========   ========   ==========    ========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

YEARS AND PERIODS ENDED SEPTEMBER 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND
                                      1999


                                                                                                  CLIFTON ENHANCED
                                                            HIGH YIELD BOND SUBACCOUNT          US EQUITY SUBACCOUNT
                                                        ----------------------------------   ---------------------------
                                                           2001          2000       1999      2001      2000       1999*
                                                        ------------  -----------  --------  --------  --------  ---------
Increase (decrease) in net assets from operations:
 Net investment income (loss) ........................  $    39,771   $   78,692   $ 2,791   $   (69)  $ 3,190    $ 1,374
 Net realized gains (losses) .........................     (107,391)     (12,114)     (396)     (525)      302         11
 Net unrealized appreciation (depreciation)
  during the period . ................................       93,431     (188,735)   (1,172)   (4,557)   (5,562)     1,285
                                                        -----------   ----------   -------   -------   -------    -------
Net increase (decrease) in net assets resulting
 from operations .....................................       25,811     (122,157)    1,223    (5,151)   (2,070)     2,670
From policyholder transactions:
 Net premiums from policyholders .....................      578,612    1,514,684    69,375     5,606    16,541     15,505
 Net benefits to policyholders .......................   (1,298,307)     (88,711)       --    (1,717)   (9,351)        --
 Net increase in policy loans ........................           --           --        --        --        --         --
                                                        -----------   ----------   -------   -------   -------    -------
Net increase (decrease) in net assets resulting
 from policyholder transactions ......................     (719,695)   1,425,973    69,375     3,889     7,190     15,505
                                                        -----------   ----------   -------   -------   -------    -------
Net increase (decrease) in net assets ................     (693,884)   1,303,816    70,598    (1,262)    5,120     18,175
Net assets at beginning of period. ...................    1,379,867       76,051     5,453    23,295    18,175         --
                                                        -----------   ----------   -------   -------   -------    -------
Net assets at end of period ..........................  $   685,983   $1,379,867   $76,051   $22,033   $23,295    $18,175
                                                        ===========   ==========   =======   =======   =======    =======

                                                        LARGE CAP AGGRESSIVE     FUNDAMENTAL GROWTH
                                                          GROWTH SUBACCOUNT           SUBACCOUNT
                                                        ---------------------   ---------------------
                                                          2001        2000**     2001        2000**
                                                        ----------  ----------  --------  --------------
Increase (decrease) in net assets from operations:
 Net investment income (loss) ........................   $   (8)     $   30     $   (48)   $     1,351
 Net realized (losses) ...............................      (40)         (8)       (242)           (10)
 Net unrealized (depreciation) during the period .....     (444)       (616)     (5,780)        (1,226)
                                                         ------      ------     -------    -----------
Net increase (decrease) in net assets resulting
 from operations .....................................     (492)       (594)     (6,070)           115
From policyholder transactions:
 Net premiums from policyholders .....................        4       2,528       7,509      9,264,914
 Net benefits to policyholders .......................      (80)         --      (7,658)    (9,251,776)
 Net increase in policy loans ........................       --          --          --             --
                                                         ------      ------     -------    -----------
Net increase (decrease) in net assets resulting from
 policyholder transactions ...........................      (76)      2,528        (149)        13,138
                                                         ------      ------     -------    -----------
Net increase (decrease) in net assets ................     (568)      1,934      (6,219)        13,253
Net assets at beginning of period ....................    1,934          --      13,253             --
                                                         ------      ------     -------    -----------
Net assets at end of period. .........................   $1,366      $1,934     $ 7,034    $    13,253
                                                         ======      ======     =======    ===========

______________________________
   * From May 1, 1999 (commencement of operations).
  ** From April 24, 2000 (commencement of operations).

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

  YEARS AND PERIODS ENDED SEPTEMBER 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000
                                    AND 1999

                                                                                                             FIDELITY VIP II
                                                                 AIM V.I. VALUE     FIDELITY VIP GROWTH         CONTRAFUND
                                                                    SUBACCOUNT           SUBACCOUNT             SUBACCOUNT
                                                                -----------------   --------------------   ---------------------
                                                                 2001     2000**      2001       2000**       2001       2000**
                                                                --------  --------  ----------  ---------  ----------  ----------
Increase (decrease) in net assets from operations:
 Net investment income (loss) ..............................    $   (42)  $   230    $   256     $   (6)   $     158    $    (12)
 Net realized (losses) .....................................       (173)      (11)      (472)        (7)        (160)         (4)
 Net unrealized (depreciation) during the period ...........     (2,905)   (1,068)      (983)      (525)      (2,418)       (366)
                                                                -------   -------    -------     ------    ---------    --------
Net (decrease) in net assets resulting from operations .....     (3,120)     (849)    (1,199)      (538)      (2,420)       (382)
From policyholder transactions:
 Net premiums from policyholders ...........................     10,605    12,213        734      5,160       10,626      13,880
 Net benefits to policyholders .............................       (401)   (6,072)    (1,234)      (394)        (590)     (6,991)
 Net increase in policy loans ..............................         --        --         --         --           --          --
                                                                -------   -------    -------     ------    ---------    --------
Net increase in net assets resulting from policyholder
 transactions ..............................................     10,204     6,141        500      4,766       10,036       6,889
                                                                -------   -------    -------     ------    ---------    --------
Net increase (decrease) in net assets ......................      7,084     5,292     (1,699)     4,228        7,616       6,507
Net assets at beginning of period ..........................      5,292        --      4,228         --        6,507          --
                                                                -------   -------    -------     ------    ---------    --------
Net assets at end of period ................................    $12,376   $ 5,292    $ 2,529     $4,228    $  14,123    $  6,507
                                                                =======   =======    =======     ======    =========    ========

                                                                   JANUS ASPEN        JANUS ASPEN            MFS NEW
                                                                GLOBAL TECHNICAL    WORLDWIDE GROWTH    DISCOVERY SERIES
                                                                   SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                                -----------------   -----------------  -------------------
                                                                 2001     2000***    2001     2000***    2001       2000**
                                                                --------  --------  --------  -------  ---------  -----------
Increase (decrease) in net assets from operations:
 Net investment income (loss) ..............................    $     4   $    16   $   (11)  $   (7)  $  3,000    $    (19)
 Net realized (losses) .....................................        (87)      (99)      (46)     (71)      (491)         (7)
 Net unrealized appreciation (depreciation)
  during the period ........................................     (1,856)   (1,649)   (1,396)    (717)   (23,621)        197
                                                                -------   -------   -------   ------   --------    --------
Net increase (decrease) in net assets resulting from
 operations ................................................     (1,939)   (1,732)   (1,453)    (795)   (21,112)        171
From policyholder transactions:
 Net premiums from policyholders ...........................        215     5,487       406    5,929     93,317      37,394
 Net benefits to policyholders .............................       (296)       --      (521)    (470)   (10,547)    (18,758)
 Net increase in policy loans ..............................         --        --        --       --         --          --
                                                                -------   -------   -------   ------   --------    --------
Net increase (decrease) in net assets resulting from
 policyholder transactions .................................        (81)    5,487      (115)   5,459     82,770      18,636
                                                                -------   -------   -------   ------   --------    --------
Net increase (decrease) in net assets ......................     (2,020)    3,755    (1,568)   4,664     61,658      18,807
Net assets at beginning of period ..........................      3,755        --     4,664       --     18,807          --
                                                                -------   -------   -------   ------   --------    --------
Net assets at end of period ................................    $ 1,735   $ 3,755   $ 3,096   $4,664   $ 80,465    $ 18,807
                                                                =======   =======   =======   ======   ========    ========

____________________________
  **  From April 24, 2000 (commencement of operations).
  *** From June 29, 2000 (commencement of operations).

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

  YEARS AND PERIODS ENDED SEPTEMBER 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000
                                    AND 1999

                                                                ACTIVE BOND II  LARGE/MID CAP VALUE   SMALL CAP VALUE
                                                                  SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                                                --------------  -------------------  -----------------
                                                                   2001****          2001****            2001****
                                                                --------------  -------------------  -----------------
Increase (decrease) in net assets from operations:
 Net investment income ......................................      $   63          $    12,805           $     8
 Net realized gains (losses) ................................           1              478,407              (350)
 Net unrealized appreciation (depreciation) during
  the period ................................................          24           (1,138,810)              443
                                                                   ------          -----------           -------
Net increase (decrease) in net assets resulting from
 operations .................................................          88             (647,598)              101
From policyholder transactions:
 Net premiums from policyholders ............................       2,824            1,270,788            14,148
 Net benefits to policyholders ..............................        (150)          (5,692,760)           (5,641)
 Net increase in policy loans ...............................          --                   --                --
                                                                   ------          -----------           -------
Net increase (decrease) in net assets resulting from
 policyholder transactions ..................................       2,674           (4,421,972)            8,507
                                                                   ------          -----------           -------
Net increase (decrease) in net assets .......................       2,762           (5,069,570)            8,608
Net assets at beginning of period ...........................          --            8,399,009                --
                                                                   ------          -----------           -------
Net assets at end of period .................................      $2,762          $ 3,329,439           $ 8,608
                                                                   ======          ===========           =======

 _______________________________
  **** Activity from January 1, 2001. From December 15, 2000 (commencement of operations) to December 31, 2000 there was no activity.

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

                               SEPTEMBER 30, 2001

1. ORGANIZATION

  John Hancock Variable Life Account UV (the Account) is a separate investment account of John Hancock Life Insurance Company (JHLICO or John Hancock). John Hancock Variable Life Account UV was formed to fund variable life insurance policies (Policies) issued by JHLICO. The Account is operated as a unit investment trust registered under the Investment Company Act of 1940, as amended, and currently consists of thirty-seven subaccounts. The assets of each subaccount are invested exclusively in shares of a corresponding Fund of John Hancock Variable Series Trust I (the Trust) or of other Outside Investment Trust (Outside Trust). New subaccounts may be added as new Funds are added to the Trust or to Outside Trust, or as other investment options are developed, and made available to policyholders. The thirty-four subaccounts of the Trust and Outside Trust which are currently available are the Large Cap Growth, Active Bond, International Equity Index, Small Cap Growth, Global Balanced, Mid Cap Growth, Large Cap Value, Money Market, Large/Mid Cap Value II (formerly, Mid Cap Value), Small/ Mid Cap Growth, Real Estate Equity, Growth & Income, Managed, Short-Term Bond, Small Cap Equity, International Opportunities, Equity Index, Global Bond, Turner Core Growth, Brandes International Equity, Frontier Capital Appreciation, Emerging Markets Equity, Bond Index, Small/Mid Cap CORE, High Yield Bond, Clifton Enhanced US Equity, Large Cap Aggressive Growth, Fundamental Growth, AIM V.I. Value, Fidelity VIP Growth, Fidelity VIP II Contrafund, Janus Aspen Global Technology, Janus Aspen Worldwide Growth, MFS New Discovery Series, Active Bond II, Large Mid/Cap Value, and Small Cap Value subaccounts. Each subaccount has a different investment objective.

  The net assets of the Account may not be less than the amount required under state insurance law to provide for death benefits (without regard to the minimum death benefit guarantee) and other policy benefits. Additional assets are held in JHLICO's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

  The assets of the Account are the property of JHLICO. The portion of the Account's assets applicable to the policies may not be charged with liabilities arising out of any other business JHLICO may conduct.

2.  SIGNIFICANT ACCOUNTING POLICIES

 Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Valuation of Investments

  Investment in shares of the Fund and of Outside Trust are valued at the reported net asset values of the respective Portfolios. Investment transactions are recorded on the trade date. Dividend income is recognized on the ex-dividend date. Realized gains and losses on sales of respective Portfolio shares are determined on the basis of identified cost.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

                               SEPTEMBER 30, 2001

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Federal Income Taxes

  The operations of the Account are included in the federal income tax return of JHLICO, which is taxed as a life insurance company under the Internal Revenue Code. JHLICO has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the Policies funded in the Account. Currently, JHLICO does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.

 Expenses

  JHLICO assumes mortality and expense risks of the variable life insurance policies for which asset charges are deducted at various rates ranging from .50% to .625%, depending on the type of policy, of net assets (excluding policy loans) of the Account. Additionally, a monthly charge at varying levels for the cost of extra insurance is deducted from the net assets of the Account.

  JHLICO makes certain deductions for administrative expenses and state premium taxes from premium payments before amounts are transferred to the Account.

 Policy Loans

  Policy loans represent outstanding loans plus accrued interest. Interest is accrued (net of a charge for policy loan administration determined at an annual rate of .75% of the aggregate amount of policyholder indebtedness) and compounded daily.

3.  TRANSACTIONS WITH AFFILIATES

  JHLICO acts as the distributor, principal underwriter and investment advisor for the Fund.

  Certain officers of the Account are officers and directors of JHLICO or the Fund.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

                               SEPTEMBER 30, 2001

4.  DETAILS OF INVESTMENTS

  The details of the shares owned and cost and value of investments in the Subaccounts of the Trust and of Outside Trusts at September 30 were as follows:


         SUBACCOUNT                  SHARES OWNED      COST          VALUE
         ----------                  ------------  ------------  --------------
Large Cap Growth ..................   2,416,440    $ 54,081,209   $ 32,238,723
Active Bond .......................   9,666,633      92,877,857     93,295,695
International Equity Index ........     441,466       7,195,575      4,966,880
Small Cap Growth ..................     417,508       6,793,194      3,817,361
Global Balanced ...................      23,312         227,453        185,974
Mid Cap Growth ....................   1,423,346      26,026,524     12,249,074
Large Cap Value ...................   1,412,663      19,762,647     18,873,555
Money Market ......................  20,787,418      20,787,418     20,787,418
Large/Mid Cap Value II ............      65,480         728,443        653,339
Small/Mid Cap Growth ..............     443,575       6,578,297      5,133,090
Real Estate Equity ................     394,707       5,275,969      5,339,377
Growth & Income ...................  16,512,434     264,885,288    176,034,919
Managed ...........................   7,137,794     101,171,743     87,488,855
Short-Term Bond ...................      56,558         562,556        576,275
Small Cap Equity ..................     511,666       4,922,251      3,546,636
International Opportunities .......   1,626,910      19,559,333     13,696,983
Equity Index ......................   3,170,074      61,417,800     44,109,516
Global Bond .......................     118,118       1,196,389      1,237,355
Turner Core Growth ................      26,876         442,833        319,823
Brandes International Equity ......      83,844       1,191,056      1,007,801
Frontier Capital Appreciation .....      28,509         487,816        386,290
Emerging Markets Equity ...........     124,447         909,880        624,216
Bond Index ........................     508,964       5,045,335      5,116,176
Small/Mid Cap CORE ................      60,736         585,423        499,543
High Yield Bond ...................     102,060         777,614        681,119
Clifton Enhanced U.S. Equity ......       1,721          30,867         22,033
Large Cap Aggressive Growth .......         193           2,426          1,366
Fundamental Growth ................       1,038          14,040          7,034
AIM V.I. Value ....................         571          16,350         12,376
Fidelity VIP Growth ...............          88           4,037          2,529
Fidelity VIP II Contrafund ........         752          16,908         14,123
Janus Aspen Global Technology .....         558           5,240          1,735
Janus Aspen Worldwide Growth ......         123           5,208          3,096
MFS New Discovery Series ..........       6,645         103,890         80,466
Active Bond II ....................         259           2,727          2,751
Large/Mid Cap Value ...............     263,889       3,739,008      3,326,891
Small Cap Value ...................         716           8,154          8,597

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

                               SEPTEMBER 30, 2001

4.  DETAILS OF INVESTMENTS (CONTINUED)

     Purchases, including reinvestment of dividend distributions and proceeds from the sales of shares in the Subaccounts of the Trust and of Outside Trusts during 2001, were as follows:

            SUBACCOUNT                        PURCHASES       SALES
            ----------                       -----------  -------------
Large Cap Growth ..........................  $ 7,001,493   $ 2,470,981
Active Bond ...............................   10,622,178     6,361,981
International Equity Index ................      976,329       676,939
Small Cap Growth ..........................    1,366,104     2,195,348
Global Balanced ...........................       77,855        37,191
Mid Cap Growth ............................    8,434,287     2,522,361
Large Cap Value ...........................    6,313,877     1,105,072
Money Market ..............................   12,002,156    15,193,863
Large/Mid Cap Value II ....................      790,505        59,200
Small/Mid Cap Growth ......................      873,038       603,611
Real Estate Equity ........................    1,068,485     1,274,824
Growth & Income ...........................   10,881,837    10,474,368
Managed ...................................    5,407,115     5,640,439
Short-Term Bond ...........................      275,047        69,224
Small Cap Equity ..........................    2,407,054     2,060,980
International Opportunities ...............    7,837,966       726,692
Equity Index ..............................    8,930,085     3,537,659
Global Bond ...............................      257,023       178,182
Turner Core Growth ........................      309,161       215,938
Brandes International Equity ..............      971,398       886,163
Frontier Capital Appreciation .............      434,275       464,235
Emerging Markets Equity ...................      550,148       435,572
Bond Index ................................    4,908,359       131,008
Small/Mid Cap CORE ........................      371,400       351,559
High Yield Bond ...........................      625,321     1,310,109
Clifton Enhanced U.S. Equity ..............        5,646         1,826
Large Cap Aggressive Growth ...............           --            84
Fundamental Growth ........................          120           317
AIM V.I. Value ............................       10,618           456
Fidelity VIP Growth .......................          860         1,104
Fidelity VIP II Contrafund ................       10,825           631
Janus Aspen Global Technology .............           17            94
Janus Aspen Worldwide Growth ..............            7           133
MFS New Discovery Series ..................       88,640         2,869
Active Bond II ............................        2,893           167
Large/Mid Cap Value .......................    1,056,005     5,467,721
Small Cap Value ...........................       14,296         5,792

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

                               SEPTEMBER 30, 2001

5.  NET ASSETS

  Accumulation shares attributable to net assets of policyholders and accumulation share values for each subaccount at September 30, 2001 were as follows:

                                   UV MVL CLASS #3             UV FLEX CLASS #4          UV FLEX II CLASS #5
                              --------------------------  --------------------------  --------------------------
                              ACCUMULATION  ACCUMULATION  ACCUMULATION  ACCUMULATION  ACCUMULATION   ACCUMULATION
SUBACCOUNT                       SHARES     SHARE VALUES     SHARES     SHARE VALUES     SHARES      SHARE VALUES
----------                    ------------  ------------  ------------  ------------  ------------   ------------
Large Cap Growth                 76,665        $45.78        397,319       $45.78       36,999          $45.78
Active Bond                      35,774         27.71      1,749,724        27.71       15,438           27.71
International Equity Index       34,021         16.70        130,662        11.45       15,668           16.70
Small Cap Growth                123,545         11.45        156,574        15.55       46,500           11.49
Global Balanced                   8,927         10.40          2,590        10.40        4,960           10.40
Mid Cap Growth                  215,644         12.47        623,532        12.46       79,799           12.46
Large Cap Value                 157,978         17.00        836,878        17.00       67,332           17.00
Money Market                    233,821         19.68        316,766        19.68       26,442           19.68
Large/Mid Cap Value II           81,597         15.49         67,053        15.45       35,901           15.45
Small/Mid Cap Growth             36,326         17.91        220,174        17.92        10,89?          17.92
Real Estate Equity               15,072         29.30         97,410        29.30       10,503           29.30
Growth & Income                 174,094         44.19      1,380,190        44.19       96,188           44.19
Managed                          70,676         35.38      1,110,650        35.38       38,247           35.38
Short-Term Bond                   7,638         14.94         23,405        14.94        3,339           14.94
Small Cap Equity                 67,638          8.42        265,813         8.42       33,190            8.42
International Opportunities      44,737          9.80      1,286,515         9.80       20,196            9.80
Equity Index                    273,782         16.51      2,177,283        16.51       92,032           16.51
Global Bond                      29,182         13.72         40,108        13.72       10,905           13.72
Turner Core Growth                5,727         15.69          5,145        15.69           30           15.70
Brandes International Equity     17,563         14.34         11,740        14.34        1,057           14.34

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

                               SEPTEMBER 30, 2001

5.  NET ASSETS (CONTINUED)


                                 UV MVL CLASS #3             UV FLEX CLASS #4          UV FLEX II CLASS #5
                            --------------------------  --------------------------  --------------------------
                            ACCUMULATION  ACCUMULATION  ACCUMULATION  ACCUMULATION  ACCUMULATION   ACCUMULATION
SUBACCOUNT                     SHARES     SHARE VALUES     SHARES     SHARE VALUES     SHARES      SHARE VALUES
----------                  ------------  ------------  ------------  ------------  ------------   ------------
Frontier Capital
 Appreciation                   3,796        $17.82         3,384        $17.82           532         $17.82
Emerging Markets Equity        45,506          5.69        43,948          5.70        10,568           5.70
Bond Index                     54,866         12.34       359,122         12.34         1,562          12.34
Small/Mid Cap CORE              7,071          9.38        25,751          9.38         1,652           9.38
High Yield Bond                50,701          8.68        18,040          8.69         3,479           8.69
Clifton Enhanced U.S.
 Equity                         2,377          9.27            --            --            --             --
Large Cap Aggressive
 Growth                            --            --            --            --            --             --
Fundamental Growth                 --            --            --            --            --             --
AIM V.I. Value                     --            --            --            --            --             --
Fidelity VIP Growth                --            --            --            --            --             --
Fidelity VIP II Contrafund         --            --            --            --            --             --
Janus Aspen Global
 Technology                        --            --            --            --            --             --
Janus Aspen Worldwide
 Growth                            --            --            --            --            --             --
MFS New Discovery Series           --            --            --            --            --             --
Active Bond II                     --            --            --            --            --             --
Large/Mid Cap Value                --            --            --            --            --             --
Small Cap Value                    --            --            --            --            --             --

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

                               SEPTEMBER 30, 2001

5.  NET ASSETS (CONTINUED)


                                   UV VEP CLASS #7             UV VEP CLASS #8             UV VEP CLASS #9
                              --------------------------  --------------------------  --------------------------
                              ACCUMULATION  ACCUMULATION  ACCUMULATION  ACCUMULATION  ACCUMULATION   ACCUMULATION
SUBACCOUNT                       SHARES     SHARE VALUES     SHARES     SHARE VALUES     SHARES      SHARE VALUES
----------                    ------------  ------------  ------------  ------------  ------------   ------------
Large Cap Growth                 25,178        $19.64        16,344        $19.71        3,163          $19.79
Active Bond                      19,153         16.13         6,072         16.19           --              --
International Equity Index       21,942         10.62         2,583         10.66           --              --
Small Cap Growth                 15,101         11.43         4,263         11.46           --              --
Global Balanced                     200         10.38            --            --           --              --
Mid Cap Growth                   26,109         12.44        16,825         12.48           --              --
Large Cap Value                  20,288         16.97        20,596         17.01           --              --
Money Market                     46,210         14.22        41,955         14.27           --              --
Large/Mid Cap Value II           29,639         15.47           726         15.52           --              --
Small/Mid Cap Growth              5,751         17.88         5,791         17.95           --              --
Real Estate Equity                1,349         19.05         2,554         19.12           --              --
Growth & Income                  88,973         20.04        35,739         20.11        4,126           20.19
Managed                          23,835         18.62        11,961         18.70           --              --
Short-Term Bond                   3,246         14.91            --            --           --              --
Small Cap Equity                 21,043          8.41         3,703          8.43           --              --
International Opportunities      13,401          9.78         9,641          9.81        6,024            9.83
Equity Index                     57,726         16.49        48,206         16.53           --              --
Global Bond                       5,531         16.70            --            --           --              --
Turner Core Growth                   --            --            --            --           --              --
Brandes International Equity        746         14.14        12,290         14.18           --              --

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT UV

                               SEPTEMBER 30, 2001

5.  NET ASSETS (CONTINUED)


                                 UV VEP CLASS #7             UV VEP CLASS #8             UV VEP CLASS #9
                            --------------------------  --------------------------  --------------------------
                            ACCUMULATION  ACCUMULATION  ACCUMULATION  ACCUMULATION  ACCUMULATION   ACCUMULATION
SUBACCOUNT                     SHARES     SHARE VALUES     SHARES     SHARE VALUES     SHARES      SHARE VALUES
----------                  ------------  ------------  ------------  ------------  ------------   ------------
Frontier Capital
 Appreciation                     285        $19.20        2,515         $19.25          --             --
Emerging Markets Equity         6,711          5.69          841           5.70          --             --
Bond Index                        562         12.33          235          12.35          --             --
Small/Mid Cap CORE             17,345          9.37        1,500           9.39          --             --
High Yield Bond                 1,927          8.68          277           8.69          --             --
Clifton Enhanced U.S.
 Equity                            --            --           --             --          --             --
Large Cap Aggressive
 Growth                           227          6.02           --             --          --             --
Fundamental Growth              1,268          5.55           --             --          --             --
AIM V.I. Value                    606          6.66        1,252           6.67          --             --
Fidelity VIP Growth               407          6.31           --             --          --             --
Fidelity VIP II Contrafund        637          7.81        1,157           7.88          --             --
Janus Aspen Global
 Technology                       540          3.21           --             --          --             --
Janus Aspen Worldwide
 Growth                           544          5.69           --             --          --             --
MFS New Discovery Series        1,630          7.50        9,088           7.51          --             --
Active Bond II                    243         11.37           --             --          --             --
Large/Mid Cap Value               572          8.78           --             --          --             --
Small Cap Value                   951          9.06           --             --          --             --

                         REPORT OF INDEPENDENT AUDITORS

To the Policyholders of,
John Hancock Variable Life Insurance Account UV of John Hancock Mutual Life Insurance Company

  We have audited the accompanying statement of assets and liabilities of John Hancock Variable Life Insurance Account UV (the Account) (comprising, respectively, the Large Cap Growth, Active Bond (formerly, Sovereign Bond), International Equity Index, Small Cap Growth, Global Balanced, Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Small/Mid Cap Growth, Real Estate Equity, Growth & Income, Managed, Short-Term Bond, Small Cap Equity (formerly, Small Cap Value), International Opportunities, Equity Index, Global Bond (formerly, Strategic Bond), Turner Core Growth, Brandes International Equity, Frontier Capital Appreciation, Emerging Markets Equity, Bond Index, Small/Mid Cap CORE, High Yield Bond, Clifton Enhanced US Equity, Large Cap Aggressive Growth, Fundamental Growth (formerly, Fundamental Mid Cap Growth), Aim V.I. Value, Fidelity VIP Growth, Fidelity VIP II Contrafund, Janus Aspen Global Technology, Janus Aspen Worldwide Growth, and MFS New Discovery Series Subaccounts) as of December 31, 2000, and the related statements of operations and changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting John Hancock Variable Life Insurance Account UV at December 31, 2000, the results of their operations and changes in their net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States.

                                                           /S/ ERNST & YOUNG LLP

Boston, Massachusetts
February 13, 2001

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      STATEMENT OF ASSETS AND LIABILITIES

                               DECEMBER 31, 2000

                                                    INTERNATIONAL
                           LARGE CAP     ACTIVE        EQUITY       SMALL CAP
                            GROWTH        BOND          INDEX         GROWTH
                          SUBACCOUNT   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                          ----------   ----------   -------------   ----------
ASSETS
Cash.....................          --           --           --             --
Investments in shares of
 portfolios of John
 Hancock Variable
 Series Trust I, at
 value................... $40,309,354  $87,068,487   $6,443,455     $6,381,819
Investments in shares of
 portfolios of Outside
 Trust, at value.........          --           --           --             --
Policy loans and accrued
 interest receivable.....   2,988,024   10,894,073      440,884          8,939
Receivable from:
 John Hancock Variable
  Series Trust I.........      78,996       43,980        3,951             --
 Portfolio of Outside
  Trusts.................          --           --           --             --
                          -----------  -----------   ----------     ----------
Total assets.............  43,376,374   98,006,540    6,888,290      6,390,758
LIABILITIES
Payable to:
 John Hancock Variable
  Life Insurance Company.      76,877       40,173        3,625          8,618
 Portfolio of Outside
  Trusts.................          --           --           --             --
Asset charges payable....       2,119        3,807          326            321
                          -----------  -----------   ----------     ----------
Total liabilities........      78,996       43,980        3,951          8,939
                          -----------  -----------   ----------     ----------
Net assets............... $43,297,378  $97,962,560   $6,884,339     $6,381,819
                          ===========  ===========   ==========     ==========


                             GLOBAL      MID CAP     LARGE CAP       MONEY
                            BALANCED     GROWTH        VALUE        MARKET
                           SUBACCOUNT  SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                           ----------  ----------   ----------    ----------
ASSETS
Cash.......................       --            --           --   $    (1,285)
Investments in shares of
 portfolios of John
 Hancock Variable
 Series Trust I, at value.. $173,721   $14,676,946  $14,990,188    23,979,125
Investments in shares of
 portfolios of Outside
 Trusts, at value..........       --            --           --            --
Policy loans and accrued
 interest receivable.......       --            --           --     2,237,889
Receivable from:
 John Hancock Variable
  Series Trust I...........      171        29,614       13,493       413,212
 Portfolio of Outside
  Trust....................       --            --           --            --
                            --------   -----------  -----------   -----------
Total assets...............  173,892    14,706,560   15,003,681    26,628,941
LIABILITIES
Payable to:
 John Hancock Variable
  Life Insurance Company...      162        28,877       12,748       411,972
 Portfolio of Outside
  Trusts...................       --            --           --            --
Asset charges payable......        9           737          745         1,241
                            --------   -----------  -----------   -----------
Total liabilities..........      171        29,614       13,493       413,213
                            --------   -----------  -----------   -----------
Net assets................. $173,721   $14,676,946  $14,990,188   $26,215,728
                            ========   ===========  ===========   ===========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                               DECEMBER 31, 2000

                                                                          MID CAP    SMALL/MID CAP  REAL ESTATE     GROWTH &
                                                                           VALUE        GROWTH        EQUITY         INCOME
                                                                         SUBACCOUNT   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                                                         ----------  -------------  -----------    ----------
ASSETS
Cash.................................................................            --           --    $        3              --
Investments in shares of portfolios of John Hancock Variable
 Series Trust I, at value............................................    $8,399,009   $5,855,422     5,654,199    $233,488,134
Investments in shares of portfolios of Outside Trust, at
 value...............................................................            --           --            --              --
Policy loans and accrued interest receivable.........................            --           --       348,571      33,998,401
Receivable from:
 John Hancock Variable Series Trust I................................                      8,739        26,900          49,159
 Portfolio of Outside Trusts.........................................        52,486           --            --              --
                                                                         ----------   ----------    ----------    ------------
Total assets.........................................................     8,451,495    5,864,161     6,029,673     267,535,694
LIABILITIES
Payable to:
 John Hancock Variable Life Insurance Company........................        52,072        8,446        26,610          39,397
 Portfolio of Outside Trusts.........................................            --           --            --              --
Asset charges payable................................................           414          293           290           9,763
                                                                         ----------   ----------    ----------    ------------
Total liabilities....................................................        52,486        8,739        26,900          49,160
                                                                         ----------   ----------    ----------    ------------
Net assets...........................................................    $8,399,009   $5,855,422    $6,002,773    $267,486,534
                                                                         ==========   ==========    ==========    ============


                                                                                        SHORT-TERM  SMALL CAP    INTERNATIONAL
                                                                           MANAGED         BOND       EQUITY     OPPORTUNITIES
                                                                          SUBACCOUNT    SUBACCOUNT  SUBACCOUNT    SUBACCOUNT
                                                                          ------------  ----------  ----------   -------------
ASSETS
Cash..................................................................   $       (685)         --           --             --
Investments in shares of portfolios of John Hancock Variable
 Series Trust I, at value.............................................     98,868,851    $356,968   $4,141,822    $10,859,971
Investments in shares of portfolios of Outside Trust, at
 value................................................................             --          --           --             --
Policy loans and accrued interest receivable..........................     13,608,061          --           --             --
Receivable from:
 John Hancock Variable Series Trust I.................................         17,989         192        1,324         13,244
 Outside Trust........................................................             --          --           --             --
                                                                         ------------    --------   ----------    -----------
Total assets..........................................................    112,494,216     357,160    4,143,146     10,873,215
LIABILITIES
Payable to:
 John Hancock Variable Life Insurance Company.........................         12,682         174        1,117         12,716
 Outside Trust........................................................             --          --           --             --
Asset charges payable.................................................          5,307          18          207            528
                                                                         ------------    --------   ----------    -----------
Total liabilities.....................................................         17,989         192        1,324         13,244
                                                                         ------------    --------   ----------    -----------
Net assets............................................................   $112,476,227    $356,968   $4,141,822    $10,859,971
                                                                         ============    ========   ==========    ===========


See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                               DECEMBER 31, 2000

                                                                                                         BRANDES
                                                                  EQUITY       GLOBAL    TURNER CORE   INTERNATIONAL
                                                                   INDEX        BOND       GROWTH         EQUITY
                                                                SUBACCOUNT   SUBACCOUNT  SUBACCOUNT     SUBACCOUNT
                                                                -----------  ----------  -----------   -------------
ASSETS
Cash..........................................................           --          --         --              --
Investments in shares of portfolios of John Hancock Variable
 Series Trust I, at value.....................................  $50,096,716  $1,139,861         --              --
Investments in shares of
 portfolios of Outside Trust, at value........................           --          --   $370,494      $1,169,206
Policy loans and accrued interest receivable..................           --          --         --              --
Receivable from:
 John Hancock Variable Series Trust I.........................       10,356         243         --              --
 Portfolio of Outside Trusts..................................           --          --         18              57
                                                                -----------  ----------   --------      ----------
Total assets..................................................   50,107,072   1,140,104    370,512       1,169,263
LIABILITIES
Payable to:
 John Hancock Variable Life Insurance Company.................        7,866         187         --              --
 Portfolio of Outside Trusts..................................           --          --         --              --
Asset charges payable.........................................        2,490          56         18              57
                                                                -----------  ----------   --------      ----------
Total liabilities.............................................       10,356         243         18              57
                                                                -----------  ----------   --------      ----------
Net assets....................................................  $50,096,716  $1,139,861   $370,494      $1,169,206
                                                                ===========  ==========   ========      ==========


                                                                 FRONTIER
                                                                 CAPITAL        EMERGING                  SMALL/MID
                                                               APPRECIATION  MARKETS EQUITY  BOND INDEX    CAP CORE
                                                                SUBACCOUNT     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
                                                               ------------  --------------  ----------   ----------
ASSETS
Cash.........................................................          --             --            --           --
Investments in shares of portfolios of John Hancock
 Variable Series Trust I, at value...........................          --       $741,352      $265,912     $559,551
Investments in shares of portfolios of Outside Trust,
 at value....................................................    $516,716             --            --           --
Policy loans and accrued interest receivable.................          --             --            --           --
Receivable from:
 John Hancock Variable Series Trust I........................          --          7,964            13           28
 Portfolio of Outside Trusts.................................          26             --            --           --
                                                                 --------       --------      --------     --------
Total assets.................................................     516,742        749,316       265,925      559,579
LIABILITIES
Payable to:
 John Hancock Variable Life Insurance Company................          --          7,928            --           --
 Portfolio of Outside Trusts.................................          --             --            --           --
Asset charges payable........................................          26             36            13           28
                                                                 --------       --------      --------     --------
Total liabilities............................................          26          7,964            13           28
                                                                 --------       --------      --------     --------
Net assets...................................................    $516,716       $741,352      $265,912     $559,551
                                                                 ========       ========      ========     ========

See accompanying notes.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                                DECEMBER 31, 2000

                                                                       HIGH                        LARGE CAP
                                                                      YIELD     CLIFTON ENHANCED   AGGRESSIVE   FUNDAMENTAL
                                                                       BOND        US EQUITY         GROWTH       GROWTH
                                                                    SUBACCOUNT     SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
                                                                    ----------  ----------------   ----------   -----------
ASSETS
Cash .............................................................          --            --              --            --
Investments in shares of portfolios of John Hancock Variable
 Series Trust I, at value.........................................  $1,379,867       $23,295          $1,934       $13,253
Investments in shares of portfolios of Outside Trust, at value....          --            --              --            --
Policy loans and accrued interest receivable......................          --            --              --            --
Receivable from:                                                                                          --            --
 John Hancock Variable Series Trust I.............................          68             1              --             1
 Portfolio of Outside Trusts......................................          --            --              --            --
                                                                    ----------       -------          ------       -------
Total assets......................................................   1,379,935        23,296           1,934        13,254
LIABILITIES
Payable to:
 John Hancock Variable Life Insurance Company.....................          --            --              --             1
 Portfolio of Outside Trusts......................................          --            --              --            --
Asset charges payable                                                       68             1              --            --
                                                                    ----------       -------          ------       -------
Total liabilities.................................................          68             1              --             1
                                                                    ----------       -------          ------       -------
Net assets........................................................  $1,379,867       $23,295          $1,934       $13,253
                                                                    ==========       =======          ======       =======


                                                                                                                   JANUS ASPEN
                                                                                    FIDELITY VIP  FIDELITY VIP II     GLOBAL
                                                                    AIM V.I. VALUE     GROWTH       CONTRAFUND      TECHNOLOGY
                                                                      SUBACCOUNT     SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                                                    --------------  ------------  ---------------   ----------
ASSETS
Cash..............................................................          --             --             --              --
Investments in shares of portfolios of John Hancock Variable
 Series Trust I, at value.........................................          --             --             --              --
Investments in shares of portfolios of Outside Trust, at value....      $5,292         $4,228         $6,507          $3,755
Policy loans and accrued interest receivable......................          --             --             --              --
Receivable from:                                                                                          --              --
 John Hancock Variable Series Trust I.............................          --             --             --              --
 Portfolio of Outside Trusts......................................          --             --             --              --
                                                                        ------         ------         ------          ------
Total assets......................................................       5,292          4,228          6,507           3,755
LIABILITIES
Payable to:
 John Hancock Variable Life Insurance Company.....................          --             --             --              --
 Portfolio of Outside Trusts......................................          --             --             --              --
Asset charges payable                                                       --             --             --              --
                                                                        ------         ------         ------          ------
Total liabilities.................................................          --             --             --              --
                                                                        ------         ------         ------          ------
Net assets........................................................      $5,292         $4,228         $6,507          $3,755
                                                                        ======         ======         ======          ======


See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                               DECEMBER 31, 2000


                                                                    JANUS ASPEN    MFS NEW
                                                                     WORLDWIDE    DISCOVERY
                                                                      GROWTH        SERIES
                                                                    SUBACCOUNT    SUBACCOUNT
                                                                    -----------   ----------
ASSETS
Cash..............................................................        --            --
Investments in shares of portfolios of John Hancock Variable
 Series Trust I, at value.........................................        --            --
Investments in shares of portfolios of Outside Trust, at value....    $4,664       $18,807
Policy loans and accrued interest receivable......................        --            --
Receivable from:
 John Hancock Variable Series Trust I.............................        --            --
 Portfolio of Outside Trusts......................................        --             1
                                                                      ------       -------
Total assets......................................................     4,664        18,808
LIABILITIES
Payable to:
 John Hancock Variable Life Insurance Company.....................        --            --
 Portfolio of Outside Trusts......................................        --            --
Asset charges payable.............................................        --             1
                                                                      ------       -------
Total liabilities.................................................        --             1
                                                                      ------       -------
Net assets........................................................    $4,664       $18,807
                                                                      ======       =======

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                            STATEMENTS OF OPERATIONS

                      YEARS AND PERIODS ENDED DECEMBER 31,

                                                     LARGE CAP GROWTH SUBACCOUNT                ACTIVE BOND SUBACCOUNT
                                                 -------------------------------------  --------------------------------------
                                                      2000          1999        1998        2000          1999           1998
                                                 -------------  ----------  ----------  ------------  ------------  -------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.........   $  6,351,461   $6,381,711  $2,836,032  $ 5,048,654   $ 5,184,234    $5,266,576
 Outside Trusts...............................             --           --          --           --            --            --
 Interest income on policy loans..............        223,081      161,454     128,186      769,530       750,673       727,807
                                                 ------------   ----------  ----------  -----------   -----------    ----------
Total investment income.......................      6,574,542    6,543,165   2,964,218    5,818,184     5,934,907     5,994,383
Expenses:
 Mortality and expense risks..................        286,716      213,770     143,859      485,231       452,925       415,570
                                                 ------------   ----------  ----------  -----------   -----------    ----------
Net investment income.........................      6,287,826    6,329,395   2,820,359    5,332,953     5,481,982     5,578,813
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)..................      1,809,410    1,146,308     433,509   (1,058,175)     (388,883)     (142,628)
 Net unrealized appreciation
  (depreciation) during the period............    (17,039,660)     320,087   4,558,660    3,862,398    (5,439,148)     (102,600)
                                                 ------------   ----------  ----------  -----------   -----------    ----------
Net realized and unrealized gain
 (loss) on investments........................    (15,230,250)   1,466,395   4,992,169    2,804,223    (5,828,031)     (245,228)
                                                 ------------   ----------  ----------  -----------   -----------    ----------
Net increase (decrease) in net assets
 resulting from operations....................   $ (8,942,424)  $7,795,790  $7,812,528  $ 8,137,176   $  (346,049)   $5,333,585
                                                 ============   ==========  ==========  ===========   ===========    ==========


                                                    INTERNATIONAL EQUITY INDEX SUBACCOUNT        SMALL CAP GROWTH SUBACCOUNT
                                                   --------------------------------------    -------------------------------------
                                                       2000            1999         1998        2000          1999           1998
                                                   --------------  ------------  ----------  ------------  ----------  -------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I...........    $   334,135     $  212,869    $743,339   $   621,346   $   43,433    $     --
 Outside Trusts.................................             --             --          --            --           --          --
 Interest income on policy loans................         29,828         20,538      17,802            --           --          --
                                                    -----------     ----------    --------   -----------   ----------    --------
Total investment income.........................        363,963        233,407     761,141       621,346      543,433          --
Expenses:
 Mortality and expense risks....................         41,808         32,838      26,542        39,379       15,809       8,233
                                                    -----------     ----------    --------   -----------   ----------    --------
Net investment income (loss)....................        322,155        200,569     734,599       581,967      527,624      (8,233)
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains.............................         76,586         62,140      52,891       159,388       48,210      21,741
 Net unrealized appreciation
  (depreciation) during the period..............     (1,706,468)     1,295,768      13,239    (2,654,137)   1,125,829     204,674
                                                    -----------     ----------    --------   -----------   ----------    --------
Net realized and unrealized gain
 (loss) on investments..........................     (1,629,882)     1,357,908      66,130    (2,494,749)   1,174,039     226,415
                                                    -----------     ----------    --------   -----------   ----------    --------
Net increase (decrease) in net assets
 resulting from operations......................    $(1,307,727)    $1,558,477    $800,729   $(1,912,782)  $1,701,663    $218,182
                                                    ===========     ==========    ========   ===========   ==========    ========


See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      YEARS AND PERIODS ENDED DECEMBER 31,

                                                       GLOBAL BALANCED SUBACCOUNT        MID CAP GROWTH SUBACCOUNT
                                                       ----------------------------  -----------------------------------
                                                          2000      1999      1998        2000          1999        1998
                                                       ---------  --------  -------  -------------  ----------  ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I..............    $  8,232   $17,211   $12,240  $  2,284,720   $1,373,009   $130,303
 Outside Trusts....................................          --        --        --            --           --         --
 Interest income on policy loans...................          --        --        --            --           --         --
                                                       --------   -------   -------  ------------   ----------   --------
Total investment income............................       8,232    17,211    12,240     2,284,720    1,373,009    130,303
Expenses:
 Mortality and expense risks.......................       1,034     1,267       826       101,903       34,834      5,242
                                                       --------   -------   -------  ------------   ----------   --------
Net investment income..............................       7,198    15,944    11,414     2,182,817    1,338,175    125,061
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses).......................      (3,641)    1,061     1,050     1,892,763      420,826     26,192
 Net unrealized appreciation
  (depreciation) during the period.................     (21,945)   (8,559)   12,294   (11,690,290)   4,283,452    193,946
                                                       --------   -------   -------  ------------   ----------   --------
Net realized and unrealized gain
 (loss) on investments.............................     (25,586)   (7,498)   13,344    (9,797,527)   4,704,278    220,138
                                                       --------   -------   -------  ------------   ----------   --------
Net increase (decrease) in net assets
 resulting from operations.........................    $(18,388)  $ 8,446   $24,758  $ (7,614,710)  $6,042,453   $345,199
                                                       ========   =======   =======  ============   ==========   ========


                                                           LARGE CAP VALUE SUBACCOUNT            MONEY MARKET SUBACCOUNT
                                                        ---------------------------------  -----------------------------------
                                                           2000        1999        1998       2000        1999           1998
                                                        -----------  ----------  --------  ----------  ----------  -------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I............       $  759,319   $ 511,132   $185,232  $1,260,525  $1,134,371   $2,249,510
 Outside Trusts..................................               --          --         --          --          --           --
 Interest income on policy loans.................               --          --         --     162,299     155,491      154,162
                                                        ----------   ---------   --------  ----------  ----------   ----------
Total investment income..........................          759,319     511,132    185,232   1,422,824   1,289,862    2,403,672
Expenses:
 Mortality and expense risks.....................           65,992      36,983     15,356     132,261     146,758      263,735
                                                        ----------   ---------   --------  ----------  ----------   ----------
Net investment income............................          693,327     474,149    169,876   1,290,563   1,143,104    2,139,937

Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses).....................          (47,306)    123,242     68,953          --          --           --
 Net unrealized appreciation
  (depreciation) during the period...............          854,807    (499,454)    64,132          --          --           --
                                                        ----------   ---------   --------  ----------  ----------   ----------
Net realized and unrealized gain
 (loss) on investments...........................          807,501    (376,212)   133,085          --          --           --
                                                        ----------   ---------   --------  ----------  ----------   ----------
Net increase in net assets
 resulting from operations.......................       $1,500,828   $  97,937   $302,961  $1,290,563  $1,143,104   $2,139,937
                                                        ==========   =========   ========  ==========  ==========   ==========


See accompanying notes.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      YEARS AND PERIODS ENDED DECEMBER 31,


                                                             MID CAP VALUE SUBACCOUNT        SMALL/MID CAP GROWTH SUBACCOUNT
                                                        ----------------------------------   -------------------------------
                                                           2000         1999        1998        2000       1999       1998
                                                        -----------  ---------   ---------   ---------  ---------   --------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.................  $  861,684   $  30,563   $  53,920   $ 603,438  $ 840,786   $ 93,281
 Outside Trusts.......................................          --          --          --          --         --         --
 Interest income on policy loans......................          --          --          --          --         --         --
                                                        ----------   ---------   ---------   ---------  ---------   --------
Total investment income...............................     861,684      30,563      53,920     603,438    840,786     93,281
Expenses:
 Mortality and expense risks..........................      36,705      28,106      34,857      32,879     30,491     26,942
                                                        ----------   ---------   ---------   ---------  ---------   --------
Net investment income.................................     824,979       2,457      19,063     570,559    810,295     66,339
Net realized and unrealized gain (loss)
 on investments:
 Net realized gains (losses)..........................     (47,013)   (547,518)     74,634    (136,669)    16,952     33,249
 Net unrealized appreciation
  (depreciation) during the period....................     853,987     657,486    (944,401)     (2,663)  (590,295)   126,465
                                                        ----------   ---------   ---------   ---------  ---------   --------
Net realized and unrealized gain
 (loss) on investments................................     806,974     109,968    (869,767)   (139,332)  (573,343)   159,714
                                                        ----------   ---------   ---------   ---------  ---------   --------
Net increase (decrease) in net assets
 resulting from operations............................  $1,631,953   $ 112,425   $(850,704)  $ 431,227  $ 236,952   $226,053
                                                        ==========   =========   =========   =========  =========   ========


                                                        REAL ESTATE EQUITY SUBACCOUNT           GROWTH & INCOME SUBACCOUNT
                                                     ----------------------------------  -------------------------------------
                                                        2000       1999        1998          2000         1999        1998
                                                     ----------  ---------  -----------  ------------  ----------  -----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I..............  $  471,363  $ 262,930  $   343,976  $ 43,732,520  $35,057,066 $26,306,209
 Outside Trusts....................................          --         --           --            --           --          --
 Interest income on policy loans...................      21,486     17,361       17,260     2,428,588    2,279,107   1,996,131
                                                     ----------  ---------  -----------  ------------  ----------- -----------
Total investment income............................     492,849    280,291      361,236    46,161,108   37,336,173  28,302,340
Expenses:
 Mortality and expense risks.......................      27,585     24,900       33,890     1,733,223    1,779,482   1,466,469
                                                     ----------  ---------  -----------  ------------  ----------- -----------
Net investment income..............................     465,264    255,391      327,346    44,427,885   35,556,691  26,835,871
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses).......................    (159,205)  (168,994)     158,205    18,300,286    5,502,422   3,223,935
 Net unrealized appreciation
  (depreciation) during the period.................     919,904   (220,380)  (1,546,717)  (96,829,044)   2,405,417  32,918,552
                                                     ----------  ---------  -----------  ------------  ----------- -----------
Net realized and unrealized gain
 (loss) on investments.............................     760,699   (389,374)  (1,388,512)  (78,528,758)   7,907,839  36,142,487
                                                     ----------  ---------  -----------  ------------  ----------- -----------
Net increase (decrease) in net assets
 resulting from operations.........................  $1,225,963  $(133,983) $(1,061,166) $(34,100,873) $43,464,530 $62,978,358
                                                     ==========  =========  ===========  ============  =========== ===========

See accompanying notes.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      YEARS AND PERIODS ENDED DECEMBER 31,


                                                               MANAGED SUBACCOUNT               SHORT-TERM BOND SUBACCOUNT
                                                     ----------------------------------------  -----------------------------
                                                         2000          1999          1998       2000       1999       1998
                                                     -------------  ------------  -----------  --------  ---------  --------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I...........     $ 11,757,304   $ 9,998,433   $ 9,347,788  $17,131   $ 15,539    $27,350
 Outside Trusts.................................               --            --            --       --         --         --
 Interest income on policy loans................               --       953,686       854,487       --         --         --
                                                     ------------   -----------   -----------  -------   --------    -------
Total investment income.........................       11,757,304    10,952,119    10,202,275   17,131     15,539     27,350
Expenses:
 Mortality and expense risks....................          664,664       649,802       577,276    1,637      1,497      2,680
                                                     ------------   -----------   -----------  -------   --------    -------
Net investment income...........................       11,092,640    10,302,317     9,624,999   15,494     14,042     24,670
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)....................        1,551,519       996,546       791,245   (2,287)    (8,638)       265
 Net unrealized appreciation
  (depreciation) during the period..............      (12,278,637)   (2,108,530)    6,629,458    6,756     (2,442)    (4,247)
                                                     ------------   -----------   -----------  -------   --------    -------
Net realized and unrealized gain
 (loss) on investments..........................      (10,727,118)   (1,111,984)    7,420,703    4,469    (11,080)    (3,982)
                                                     ------------   -----------   -----------  -------   --------    -------
Net increase in net assets
 resulting from operations......................     $    365,522   $ 9,190,333   $17,045,702  $19,963   $  2,962    $20,688
                                                     ============   ===========   ===========  =======   ========    =======


                                                         SMALL CAP EQUITY SUBACCOUNT       INTERNATIONAL OPPORTUNITIES SUBACCOUNT
                                                      ---------------------------------    --------------------------------------
                                                        2000        1999        1998          2000           1999         1998
                                                      ----------  ----------  ---------    -----------   ----------    ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I...........      $ 321,253   $  79,585   $  12,675    $   617,754     $241,151      $ 33,443
 Outside Trusts.................................             --          --          --             --           --            --
 Interest income on policy loans................             --          --          --             --           --            --
                                                      ---------   ---------   ---------    -----------     --------      --------
Total investment income.........................        321,253      79,585      12,675        617,754      241,151        33,443
Expenses:
 Mortality and expense risks....................         23,745      17,680      11,853         53,038       17,937        21,581
                                                      ---------   ---------   ---------    -----------     --------      --------
Net investment income...........................        297,508      61,905         822        564,716      223,214        11,862
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)....................       (110,857)    (33,134)     29,257        348,813      155,412        33,474
 Net unrealized appreciation
  (depreciation) during the period..............       (668,463)   (148,401)   (105,331)    (2,497,504)     387,412       272,314
                                                      ---------   ---------   ---------    -----------     --------      --------
Net realized and unrealized gain
 (loss) on investments..........................      (779,320)   (181,535)    (76,074)    (2,148,691)     542,824       305,788
                                                      ---------   ---------   ---------    -----------     --------      --------
Net increase (decrease) in net assets
 resulting from operations......................      $(481,812)  $(119,630)  $ (75,252)   $(1,583,975)    $766,038      $317,650
                                                      =========   =========   =========    ===========     ========      ========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      YEARS AND PERIODS ENDED DECEMBER 31,

                                                              EQUITY INDEX SUBACCOUNT            GLOBAL BOND SUBACCOUNT
                                                        ------------------------------------  -------------------------------
                                                           2000          1999        1998       2000       1999       1998
                                                        ------------  ----------  ----------  ---------  ---------  ---------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I ...............   $ 2,327,055   $  593,325  $  185,267  $ 63,032   $ 37,862    $19,628
 Outside Trusts .....................................            --           --          --        --         --         --
 Interest income on policy loans ....................            --           --          --        --         --         --
                                                        -----------   ----------  ----------  --------   --------    -------
Total investment income .............................     2,327,055      593,325     185,267    63,032     37,862     19,628
Expenses:
 Mortality and expense risks ........................       185,175       63,950      27,141     5,624      4,084      1,979
                                                        -----------   ----------  ----------  --------   --------    -------
Net investment income ...............................     2,141,880      529,375     158,126    57,408     33,778     17,649
Net realized and unrealized gain (loss) on
 investments:
 Net realized gains (losses) ........................       485,643      271,978     443,879   (14,302)      (151)     3,991
 Net unrealized appreciation (depreciation)
  during the period . ...............................    (8,035,375)   1,282,937     585,673    63,359    (52,953)     4,308
                                                        -----------   ----------  ----------  --------   --------    -------
Net realized and unrealized gain (loss)
 on investments .....................................    (7,549,732)   1,554,915   1,029,552    49,057    (53,104)     8,299
                                                        -----------   ----------  ----------  --------   --------    -------
Net increase (decrease) in net assets
 resulting from operations ..........................   $(5,407,852)  $2,084,290  $1,187,678  $106,465   $(19,326)   $25,948
                                                        ===========   ==========  ==========  ========   ========    =======

                                                        TURNER CORE GROWTH SUBACCOUNT    BRANDES INTERNATIONAL EQUITY SUBACCOUNT
                                                        ------------------------------   ----------------------------------------
                                                           2000        1999      1998       2000          1999             1998
                                                        -----------  --------  --------  ------------  -----------  -------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I ...............          --         --        --          --            --             --
 Outside Trusts .....................................   $  52,832    $19,328   $ 2,231    $ 92,935      $ 16,354        $14,444
 Interest income on policy loans ....................          --         --        --          --            --             --
                                                        ---------    -------   -------    --------      --------        -------
Total investment income .............................      52,832     19,328     2,231      92,935        16,354         14,444
Expenses:
 Mortality and expense risks ........................       2,215      1,139       565       4,973         2,166          1,158
                                                        ---------    -------   -------    --------      --------        -------
Net investment income ...............................      50,617     18,189     1,666      87,962        14,188         13,286
Net realized and unrealized gain (loss) on
 investments:
 Net realized gains .................................      20,969     26,736     2,780      13,902        11,526            600
 Net unrealized appreciation (depreciation)
  during the period . ...............................    (120,040)    23,628    22,686     (35,201)      122,734          8,581
                                                        ---------    -------   -------    --------      --------        -------
Net realized and unrealized gain (loss)
 on investments .....................................     (99,071)    50,364    25,466     (21,299)      134,260          9,181
                                                        ---------    -------   -------    --------      --------        -------
Net increase (decrease) in net assets
 resulting from operations ..........................   $ (48,454)   $68,553   $27,132    $ 66,663      $148,448        $22,467
                                                        =========    =======   =======    ========      ========        =======

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      YEARS AND PERIODS ENDED DECEMBER 31,


                                                 FRONTIER CAPITAL APPRECIATION SUBACCOUNT    EMERGINNG MARKETS EQUITY SUBACCOUNT
                                                -----------------------------------------    ------------------------------------
                                                    2000            1999          1998           2000          1999         1998*
                                                --------------  -------------  ------------  -------------  -----------  --------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I .........          --             --            --      $  63,791      $ 15,636       $  1
 Outside Trusts ...............................   $ 133,836       $ 13,028       $12,832             --            --         --
 Interest income on policy loans ..............          --             --            --             --            --         --
                                                  ---------       --------       -------      ---------      --------       ----
Total investment income .......................     133,836         13,028        12,832         63,791        15,636          1
Expenses:
 Mortality and expense risks ..................       3,700          4,257        13,446          5,200           466         --
                                                  ---------       --------       -------      ---------      --------       ----
Net investment income (loss) ..................     130,136          8,771          (614)        58,591        15,170          1
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses) ..................      68,311        (59,550)       23,061         19,902         1,838         (1)
 Net unrealized appreciation
  (depreciation) during the period ............    (175,994)        89,369          (840)      (571,486)       92,713        (48)
                                                  ---------       --------       -------      ---------      --------       ----
Net realized and unrealized gain
 (loss) on investments ........................    (107,683)        29,819        22,221       (551,584)       94,551        (49)
                                                  ---------       --------       -------      ---------      --------       ----
Net increase (decrease) in net assets
 resulting from operations ....................   $  22,453       $ 38,590       $21,607      $(492,993)     $109,721       $(48)
                                                  =========       ========       =======      =========      ========       ====

                                                           BOND INDEX SUBACCOUNT        SMALL/MID CAP CORE SUBACCOUNT
                                                      --------------------------------  -------------------------------
                                                       2000      1999          1998*      2000        1999      1998*
                                                      --------  --------  ------------  ----------  --------  ---------
Investment income:
Distributions received from:
 John Hancock Variable  Series Trust I ..........     $ 7,273   $ 2,971      $ 296      $ 22,843    $ 6,699    $    --
 Outside Trusts .................................          --        --         --            --         --         --
 Interest income on policy loans ................          --        --         --            --         --         --
                                                      -------   -------      -----      --------    -------    -------
Total investment income .........................       7,273     2,971        296        22,843      6,699         --
Expenses:
 Mortality and expense risks ....................         561       270         11         1,051        335         48
                                                      -------   -------      -----      --------    -------    -------
Net investment income (loss) ....................       6,712     2,701        285        21,792      6,364        (48)
Net realized and unrealized gain (loss) on
 investments:
 Net realized gains (losses) ....................        (607)   (1,613)       (26)        1,505      1,093     (1,957)
 Net unrealized appreciation (depreciation)
  during the period .............................       6,100    (1,753)      (147)      (13,928)     4,719      1,888
                                                      -------   -------      -----      --------    -------    -------
Net realized and unrealized gain
 (loss) on investments ..........................       5,493    (3,366)      (173)      (12,423)     5,812        (69)
                                                      -------   -------      -----      --------    -------    -------
Net increase (decrease) in net assets resulting
 from operations ................................     $12,205   $  (665)     $ 112      $  9,369    $12,176    $  (117)
                                                      =======   =======      =====      ========    =======    =======

___________________________

* From May 1, 1998 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      YEARS AND PERIODS ENDED DECEMBER 31,

                                                                                                             LARGE CAP
                                                                                                            AGGRESSIVE
                                                                                    CLIFTON ENHANCED US       GROWTH
                                                     HIGH YIELD BOND SUBACCOUNT      EQUITY SUBACCOUNT      SUBACCOUNT
                                                     ---------------------------   ---------------------   -------------
                                                       2000       1999     1998*      2000       1999**       2000***
                                                     ----------  --------  ------  -----------  ---------  -------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I .............  $  84,101   $ 3,011   $  50         --          --       $  36
 Outside Trusts ...................................         --        --      --    $ 3,328      $1,435          --
 Interest income on policy loans ..................         --        --      --         --          --          --
                                                     ---------   -------   -----    -------      ------       -----
Total investment income ...........................     84,101     3,011      50      3,328       1,435          36
Expenses:
 Mortality and expense risks ......................      5,409       220       2        138          61           6
                                                     ---------   -------   -----    -------      ------       -----
Net investment income .............................     78,692     2,791      48      3,190       1,374          30
Net realized and unrealized gain (loss) on
 investments:
 Net realized gains (losses) ......................    (12,114)     (396)   (108)       302          11          (8)
 Net unrealized appreciation (depreciation)
  during the period ...............................   (188,735)   (1,172)    (19)    (5,562)      1,285        (616)
                                                     ---------   -------   -----    -------      ------       -----
Net realized and unrealized gain (loss) on
  investments .....................................   (200,849)   (1,568)   (127)    (5,260)      1,296        (624)
                                                     ---------   -------   -----    -------      ------       -----
Net increase (decrease) in net assets resulting
 from operations ..................................  $(122,157)  $ 1,223   $ (79)   $(2,070)     $2,670       $(594)
                                                     =========   =======   =====    =======      ======       =====

                                                         FUNDAMENTAL   AIM V.I.    FIDELITY VIP   FIDELITY VIP II
                                                            GROWTH       VALUE        GROWTH        CONTRAFUND
                                                          SUBACCOUNT   SUBACCOUNT   SUBACCOUNT      SUBACCOUNT
                                                         -----------  -----------  ------------  -----------------
                                                           2000***      2000***      2000***          2000***
                                                         -----------  -----------  ------------  -----------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust ................      $ 1,361      $   241           --              --
 Outside Trusts ....................................           --           --           --              --
 Interest income on policy loans ...................           --           --           --              --
                                                          -------      -------        -----           -----
Total investment income ............................        1,361          241           --              --
Expenses:
 Mortality and expense risks .......................           10           11        $   6           $  12
                                                          -------      -------        -----           -----
Net investment income (loss) .......................        1,351          230           (6)            (12)
Net realized and unrealized (loss) on investments:
 Net realized (losses) .............................          (10)         (11)          (7)             (4)
 Net unrealized (depreciation)
  during the period ................................       (1,226)      (1,068)        (525)           (366)
                                                          -------      -------        -----           -----
Net realized and unrealized (loss) on investments ..       (1,236)      (1,079)        (532)           (370)
                                                          -------      -------        -----           -----
Net increase (decrease) in net assets resulting
 from operations ...................................      $   115      $  (849)       $(538)          $(382)
                                                          =======      =======        =====           =====

____________________________
  * From May 1, 1998 (commencement of operations).
 ** From May 1, 1999 (commencement of operations).
*** From April 24, 2000 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      YEARS AND PERIODS ENDED DECEMBER 31,

                                                                                JANUS ASPEN  JANUS ASPEN
                                                                                  GLOBAL      WORLDWIDE        MFS NEW
                                                                                TECHNOLOGY     GROWTH      DISCOVERY SERIES
                                                                                SUBACCOUNT   SUBACCOUNT       SUBACCOUNT
                                                                                -----------  -----------  ------------------
                                                                                 2000****     2000****         2000***
                                                                                -----------  -----------  ------------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I .........................................       --          --              --
 Outside Trust ................................................................  $    24       $   1              --
 Interest income on policy loans ..............................................       --          --              --
                                                                                 -------       -----            ----
Total investment income .......................................................       24           1              --
Expenses:
 Mortality and expense risks ..................................................        8           8            $ 19
                                                                                 -------       -----            ----
Net investment income (loss) ..................................................       16          (7)            (19)
Net realized and unrealized gain (loss) on investments:
 Net realized (losses) ........................................................      (99)        (71)             (7)
 Net unrealized appreciation (depreciation) during the period .................   (1,649)       (717)            197
                                                                                 -------       -----            ----
Net realized and unrealized gain (loss) on investments ........................   (1,748)       (788)            190
                                                                                 -------       -----            ----
Net increase (decrease) in net assets resulting from operations ...............  $(1,732)      $(795)           $171
                                                                                 =======       =====            ====

______________________________
 *** From April 24, 2000 (commencement of operations).
**** From June 29, 2000 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      STATEMENTS OF CHANGES IN NET ASSETS

                      YEARS AND PERIODS ENDED DECEMBER 31,


                                                    LARGE CAP GROWTH SUBACCOUNT                   ACTIVE BOND SUBACCOUNT
                                              ----------------------------------------   ------------------------------------------
                                                  2000          1999          1998           2000           1999           1998
                                              -------------  ------------  -----------   --------------  ------------  ------------
Increase (decrease) in net assets from
 operations:
 Net investment income ...................... $  6,287,826   $ 6,329,395   $ 2,820,359   $   5,332,953   $ 5,481,982    $ 5,578,813
 Net realized gains (losses) ................    1,809,410     1,146,308       433,509      (1,058,175)     (388,883)      (142,628)
 Net unrealized appreciation
  (depreciation) during the period ..........  (17,039,660)      320,087     4,558,660       3,862,398    (5,439,148)      (102,600)
                                              ------------   -----------   -----------   -------------   -----------    -----------
Net increase (decrease) in net assets
 resulting from operations ..................   (8,942,424)    7,795,790     7,812,528       8,137,176      (346,049)     5,333,585
From policyholder transactions:
 Net premiums from policyholders ............   16,225,070    10,950,682     6,922,934      26,218,788    11,668,600     10,038,753
 Net benefits to policyholders ..............   (8,421,666)   (5,776,293)   (3,869,320)    (17,903,281)   (7,543,864)    (7,974,328)
 Net increase in policy loans ...............      407,961            --            --         620,295            --             --
                                              ------------   -----------   -----------   -------------   -----------    -----------
Net increase in net assets resulting from
 policyholder transactions ..................    8,211,365     5,174,389     3,053,614       8,935,802     4,124,736      2,064,425
                                              ------------   -----------   -----------   -------------   -----------    -----------
Net increase (decrease) in net assets .......     (731,059)   12,970,179    10,866,142      17,072,978     3,778,687      7,398,010
Net assets at beginning of period ...........   44,028,437    31,058,258    20,192,116      80,889,582    77,110,895     69,712,885
                                              ------------   -----------   -----------   -------------   -----------    -----------
Net assets at end of period ................. $ 43,297,378   $44,028,437   $31,058,258   $  97,962,560   $80,889,582    $77,110,895
                                              ============   ===========   ===========   =============   ===========    ===========

                                                    INTERNATIONAL EQUITY INDEX SUBACCOUNT         SMALL CAP GROWTH SUBACCOUNT
                                                   ---------------------------------------   --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   ------------  ------------  -----------   ------------  -----------  -----------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss) ...................  $   322,155   $   200,569   $   734,599   $   581,967   $  527,624    $   (8,233)
 Net realized gains .............................       76,586        62,140        52,891       159,388       48,210        21,741
 Net unrealized appreciation (depreciation)
  during the period .............................   (1,706,468)    1,295,768        13,239    (2,654,137)   1,125,829       204,674
                                                   -----------   -----------   -----------   -----------   ----------    ----------
Net increase (decrease) in net assets resulting
 from operations ................................   (1,307,727)    1,558,477       800,729    (1,912,782)   1,701,663       218,182
From policyholder transactions:
 Net premiums from policyholders ................    2,208,528     1,634,643     1,489,281     4,738,730    1,398,160       891,480
 Net benefits to policyholders ..................   (1,307,479)   (1,119,500)   (1,357,312)     (956,063)    (390,180)     (269,586)
 Net increase in policy loans ...................      110,023            --            --            --           --            --
                                                   -----------   -----------   -----------   -----------   ----------    ----------
Net increase in net assets resulting from
 policyholder transactions ......................    1,011,072       515,143       141,969     3,782,667    1,007,980       621,894
                                                   -----------   -----------   -----------   -----------   ----------    ----------
Net increase (decrease) in net assets ...........     (296,655)     2073,620       942,698     1,869,885    2,709,643       840,076
Net assets at beginning of period ...............    7,180,994     5,107,374     4,164,676     4,511,934    1,802,291       962,215
                                                   -----------   -----------   -----------   -----------   ----------    ----------
Net assets at end of period .....................  $ 6,884,339   $ 7,180,994   $ 5,107,374   $ 6,381,819   $4,511,934    $1,802,291
                                                   ===========   ===========   ===========   ===========   ==========    ==========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      YEARS AND PERIODS ENDED DECEMBER 31,


                                              GLOBAL BALANCED SUBACCOUNT                   MID CAP GROWTH SUBACCOUNT
                                            -------------------------------   -----------------------------------------------------
                                              2000       1999        1998           2000                1999              1998
                                            ---------  ----------  ---------  ------------------  -----------------  --------------
Increase (decrease) in net assets from
 operations:
 Net investment income ...................  $  7,198   $  15,944   $ 11,414   $       2,182,817   $      1,338,175    $     125,061
 Net realized gains (losses) .............    (3,641)      1,061      1,050           1,892,763            420,826           26,192
 Net unrealized appreciation .............
  (depreciation) during the period .......   (21,945)     (8,559)    12,294         (11,690,290)         4,283,452          193,946
                                            --------   ---------   --------   -----------------   ----------------    -------------
Net increase (decrease) in net assets
 resulting from operations ...............   (18,388)      8,446     24,758          (7,614,710)         6,042,453          345,199
From policyholder transactions:
 Net premiums from policyholders .........    75,380     115,573    150,466          13,112,643          7,041,199          772,359
 Net benefits to policyholders ...........   (83,639)   (133,983)   (50,204)         (4,430,561)          (947,660)        (211,806)
Net increase (decrease) in policy
 loans ...................................        --          --         --                  --                 --               --
                                            --------   ---------   --------   -----------------   ----------------    -------------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions ............................    (8,259)    (18,410)   100,262           8,682,082          6,093,539          560,553
                                            --------   ---------   --------   -----------------   ----------------    -------------
Net increase (decrease) in net assets        (26,647)     (9,964)   125,020           1,067,372         12,135,992          905,752
Net assets at beginning of period.........   200,368     210,332     85,312          13,609,574          1,473,582          567,830
                                            --------   ---------   --------   -----------------   ----------------    -------------
Net assets at end of period ..............  $173,721   $ 200,368   $210,332   $      14,676,946   $     13,609,574    $   1,473,582
                                            ========   =========   ========   =================   ================    =============




                                                     LARGE CAP VALUE SUBACCOUNT                  MONEY MARKET SUBACCOUNT
                                               --------------------------------------   -------------------------------------------
                                                  2000          1999          1998          2000           1999            1998
                                               ------------  ------------  -----------  -------------  -------------  -------------
Increase (decrease) in net assets
 from operations:
 Net investment income ...................     $   693,327   $   474,149   $  169,876   $  1,290,563   $  1,143,104    $  2,139,937
 Net realized gains (losses) .............         (47,306)      123,242       68,953             --             --              --
 Net unrealized appreciation
  (depreciation) during the period .......         854,807      (499,454)      64,132             --             --              --
                                               -----------   -----------   ----------   ------------   ------------    ------------
Net increase in net assets
 resulting from operations ...............       1,500,828        97,937      302,961      1,290,563      1,143,104       2,139,937
From policyholder transactions:
 Net premiums from policyholders .........       7,024,748     5,449,922    2,321,440     26,609,851     16,733,655      55,692,824
 Net benefits to policyholders ...........      (1,798,175)   (1,059,147)    (528,449)   (22,265,301)   (46,642,184)    (22,850,788)
 Net increase (decrease) in policy
  loans ..................................              --            --           --         77,509             --        (198,682)
                                               -----------   -----------   ----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions ............................       5,226,573     4,390,775    1,792,991      4,422,059    (29,908,529)     32,643,354
                                               -----------   -----------   ----------   ------------   ------------    ------------
Net increase (decrease) in net assets ....       6,727,401     4,488,712    2,095,932      5,712,622    (28,765,425)     34,783,291
Net assets at beginning of period ........       8,268,787     3,774,075    1,678,123     20,503,106     49,268,531      14,485,240
                                               -----------   -----------   ----------   ------------   ------------    ------------
Net assets at end of period ..............     $14,990,188   $ 8,262,787   $3,774,075   $ 26,215,728   $ 20,503,106    $ 49,268,531
                                               ===========   ===========   ==========   ============   ============    ============

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      YEARS AND PERIODS ENDED DECEMBER 31,

                                                      MID CAP VALUE SUBACCOUNT             SMALL/ MID CAP GROWTH SUBACCOUNT
                                                -------------------------------------   ----------------------------------------
                                                   2000         1999          1998         2000          1999           1998
                                                -----------  ------------  -----------  ------------  ------------  ------------
Increase (decrease) in net assets
 from operations:
 Net investment income ......................   $  824,979   $     2,457   $   19,063   $   570,559   $   810,295    $    66,339
 Net realized gains (losses) ................      (47,013)     (547,518)      74,634      (136,669)       16,952         33,249
 Net unrealized appreciation
  (depreciation) during the period ..........      853,987       657,486     (944,401)       (2,663)     (590,295)       126,465
                                                ----------   -----------   ----------   -----------   -----------    -----------
Net increase (decrease) in net assets
 resulting from operations ..................    1,631,953       112,425     (850,704)      431,227       236,952        226,053
From policyholder transactions:
 Net premiums from policyholders ............    2,895,543     2,086,192    5,639,732     1,474,342     1,533,102      1,812,713
 Net benefits to policyholders ..............     (830,119)   (3,546,814)    (775,357)   (1,536,191)   (1,200,248)    (1,214,489)
 Net increase (decrease) in policy loans ....           --            --           --            --            --             --
                                                ----------   -----------   ----------   -----------   -----------    -----------
Net increase (decrease) in net assets
 resulting from policyholder transactions ...    2,065,424    (1,460,622)   4,864,375       (61,849)      332,854        598,224
                                                ----------   -----------   ----------   -----------   -----------    -----------
Net increase (decrease) in net assets .......    3,697,377    (1,348,197)   4,013,671       369,378       569,806        824,277
Net assets at beginning of period ...........    4,701,632     6,049,829    2,036,158     5,486,044     4,916,238      4,091,961
                                                ----------   -----------   ----------   -----------   -----------    -----------
Net assets at end of period .................   $8,399,009   $ 4,701,632   $6,049,829   $ 5,855,422   $ 5,486,044    $ 4,916,238
                                                ==========   ===========   ==========   ===========   ===========    ===========

                                                   REAL ESTATE EQUITY SUBACCOUNT                GROWTH & INCOME SUBACCOUNT
                                              ---------------------------------------   -------------------------------------------
                                                 2000          1999          1998           2000           1999            1998
                                              ------------  ------------  ------------  -------------  -------------  -------------
Increase (decrease) in net assets
 from operations:
 Net investment income .....................  $   465,264   $   255,391   $   327,346   $ 44,427,885   $ 35,556,691    $ 26,835,871
 Net realized gains (losses) ...............     (159,205)     (168,994)      158,205     18,300,286      5,502,422       3,223,935
 Net unrealized appreciation
  (depreciation) during the period .........      919,904      (220,380)   (1,546,717)   (96,829,044)     2,405,417      32,918,552
                                              -----------   -----------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from operations .................    1,225,963      (133,983)   (1,061,166)   (34,100,873)    43,464,530      62,978,358
From policyholder transactions:
 Net premiums from policyholders ...........    1,762,038       968,627     3,382,263     31,462,247     34,593,082      35,108,834
 Net benefits to policyholders .............   (1,130,179)   (2,335,552)   (1,663,696)   (71,685,409)   (34,650,911)    (29,649,984)
 Net increase (decrease) in policy loans ...      114,851            --        (1,103)     1,310,472             --       3,672,137
                                              -----------   -----------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from policyholder transactions ..      746,710    (1,366,925)    1,717,464    (38,912,690)       (57,829)      9,130,987
                                              -----------   -----------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets ......    1,972,673    (1,500,908)      656,298    (73,013,563)    43,406,701      72,109,345
Net assets at beginning of period ..........    4,030,100     5,531,008     4,874,710    340,500,097    297,093,396     224,984,051
                                              -----------   -----------   -----------   ------------   ------------    ------------
Net assets at end of period ................  $ 6,002,773   $ 4,030,100   $ 5,531,008   $267,486,534   $340,500,097    $297,093,396
                                              ===========   ===========   ===========   ============   ============    ============

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      YEARS AND PERIODS ENDED DECEMBER 31,

                                                                 MANAGED SUBACCOUNT                 SHORT-TERM BOND SUBACCOUNT
                                                     ------------------------------------------   ---------------------------------
                                                         2000           1999           1998         2000       1999         1998
                                                     -------------  -------------  -------------  ---------  ----------  ----------
Increase (decrease) in net assets
 from operations:
 Net investment income ...........................   $ 11,092,640   $ 10,302,317   $  9,624,999   $ 15,494   $  14,042    $ 24,670
 Net realized gains (losses) .....................      1,551,519        996,546        791,245     (2,287)     (8,638)        265
 Net unrealized appreciation (depreciation)
  during the period . ............................    (12,278,637)    (2,108,530)     6,629,458      6,756      (2,442)     (4,247)
                                                     ------------   ------------   ------------   --------   ---------    --------
Net increase in net assets
 resulting from operations .......................        365,522      9,190,333     17,045,702     19,963       2,962      20,688
From policyholder transactions:
 Net premiums from policyholders .................     12,192,565     13,430,282     13,116,210    167,135     109,732     420,697
 Net benefits to policyholders ...................    (19,842,234)   (14,305,859)   (14,539,301)   (69,043)   (370,270)    (71,999)
 Net increase in policy loans ....................        630,955             --      1,134,137         --          --          --
                                                     ------------   ------------   ------------   --------   ---------    --------
Net increase (decrease) in net assets
 resulting from policyholder transactions ........     (7,018,714)      (875,577)      (288,954)    98,092    (260,538)    348,698
                                                     ------------   ------------   ------------   --------   ---------    --------
Net increase (decrease) in net assets ............     (6,653,192)     8,314,756     16,756,748    118,055    (257,576)    369,386
Net assets at beginning of period. ...............    119,129,419    110,814,663     94,057,915    238,913     496,489     127,103
                                                     ------------   ------------   ------------   --------   ---------    --------
Net assets at end of period ......................   $112,476,227   $119,129,419   $110,814,663   $356,968   $ 238,913    $496,489
                                                     ============   ============   ============   ========   =========    ========

                                                         SMALL CAP EQUITY SUBACCOUNT        INTERNATIONAL OPPORTUNITIES SUBACCOUNT
                                                     ------------------------------------   ---------------------------------------
                                                        2000         1999         1998         2000          1999           1998
                                                     -----------  -----------  -----------  ------------  ------------  -----------
Increase (decrease) in net assets
 from operations:
 Net investment income ...........................   $  297,508   $   61,905   $      822   $   564,716   $   223,214    $   11,862
 Net realized gains (losses) .....................     (110,857)     (33,134)      29,257       348,813       155,412        33,474
 Net unrealized appreciation (depreciation)
  during the period ..............................     (668,463)    (148,401)    (105,331)   (2,497,504)      387,412       272,314
                                                     ----------   ----------   ----------   -----------   -----------    ----------
Net increase (decrease) in net assets
 resulting from operations .......................     (481,812)    (119,630)     (75,252)   (1,583,975)      766,038       317,650
From policyholder transactions:
 Net premiums from policyholders .................    1,608,648    1,483,922    1,644,666     9,284,275     2,354,681     3,814,201
 Net benefits to policyholders ...................     (452,404)    (447,402)    (270,585)     (469,272)   (3,673,500)     (339,134)
 Net increase (decrease) in policy loans .........           --           --           --            --            --            --
                                                     ----------   ----------   ----------   -----------   -----------    ----------
Net increase (decrease) in net assets
 resulting from policyholder transactions ........    1,156,242    1,036,520    1,374,081     8,815,003    (1,318,819)    3,475,067
                                                     ----------   ----------   ----------   -----------   -----------    ----------
Net increase (decrease) in net assets ............      674,430      916,890    1,298,829     7,231,028      (552,781)    3,792,717
Net assets at beginning of period ................    3,467,392    2,550,502    1,251,673     3,628,943     4,181,724       389,007
                                                     ----------   ----------   ----------   -----------   -----------    ----------
Net assets at end of period ......................   $4,141,822   $3,467,392   $2,550,502   $10,859,971   $ 3,628,943    $4,181,724
                                                     ==========   ==========   ==========   ===========   ===========    ==========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      YEARS AND PERIODS ENDED DECEMBER 31,

                                     EQUITY INDEX SUBACCOUNT                GLOBAL BOND SUBACCOUNT
                              --------------------------------------   ----------------------------------
                                 2000          1999          1998         2000        1999         1998
                              ----------    -----------   ----------   ----------   ---------   ---------
Increase (decrease) in
 net assets
 from operations:
 Net investment income......  $ 2,141,880   $   529,375   $  158,126   $   57,408   $  33,778    $ 17,649
 Net realized gains
  (losses)..................      485,643       271,978      443,879      (14,302)       (151)      3,991
 Net unrealized
  appreciation
  (depreciation)
  during the period.........   (8,035,375)    1,282,937      585,673       63,359     (52,953)      4,308
                              -----------   -----------   ----------   ----------   ---------    --------
Net increase
 (decrease) in net
 assets resulting from
 operations.................   (5,407,852)    2,084,290    1,187,678      106,465     (19,326)     25,948
From policyholder
 transactions:
 Net premiums from
  policyholders.............   43,728,519     6,697,385    4,822,053      396,099     696,619     381,024
 Net benefits to
  policyholders.............   (2,630,030)   (1,623,429)    (885,493)    (192,421)   (317,999)    (83,865)
 Net increase
  (decrease) in policy
  loans.....................           --            --           --           --          --          --
                              -----------   -----------   ----------   ----------   ---------    --------
Net increase in net
 assets resulting from
 policyholder
 transactions...............   41,098,489     5,073,956    3,936,560      203,678     378,620     297,159
                              -----------   -----------   ----------   ----------   ---------    --------
Net increase  in net
 assets.....................   35,690,637     7,158,246    5,124,238      310,143     359,294     323,107
Net assets at
 beginning of period........   14,406,079     7,247,833    2,123,595      829,718     470,424     147,317
                              -----------   -----------   ----------   ----------   ---------    --------
Net assets at end of
 period.....................  $50,096,716   $14,406,079   $7,247,833   $1,139,861   $ 829,718    $470,424
                              ===========   ===========   ==========   ==========   =========    ========

                                                                  BRANDES INTERNATIONAL EQUITY
                               TURNER CORE GROWTH SUBACCOUNT               SUBACCOUNT
                              -------------------------------   ---------------------------------
                                2000        1999       1998        2000        1999        1998
                              --------    --------   --------   ----------   --------    --------
Increase (decrease) in
 net assets
 from operations:
 Net investment income......  $  50,617   $ 18,189   $  1,666   $   87,962   $ 14,188    $ 13,286
 Net realized gains.........     20,969     26,736      2,780       13,902     11,526         600
 Net unrealized
  appreciation
  (depreciation)
  during the period.........   (120,040)    23,628     22,686      (35,201)   122,734       8,581
                              ---------   --------   --------   ----------   --------    --------
Net increase
 (decrease) in net
 assets resulting from
 operations.................    (48,454)    68,553     27,132       66,663    148,448      22,467
From policyholder
 transactions:
 Net premiums from
  policyholders.............    192,556    109,802     39,070      616,308    152,629     141,892
 Net benefits to
  policyholders.............    (31,415)   (45,555)    (9,835)     (39,267)   (31,332)    (34,941)
 Net increase
  (decrease) in policy
  loans.....................         --         --         --           --         --          --
                              ---------   --------   --------   ----------   --------    --------
 Net increase  in net
  assets resulting
  from
  policyholder
  transactions..............    161,141     64,247     29,235      577,041    121,297     106,951
                              ---------   --------   --------   ----------   --------    --------
Net increase in net
 assets.....................    112,687    132,800     56,367      643,704    269,745     129,418
Net assets at
 beginning of period........    257,807    125,007     68,640      525,502    255,757     126,339
                              ---------   --------   --------   ----------   --------    --------
Net assets at end of
 period.....................  $ 370,494   $257,807   $125,007   $1,169,206   $525,502    $255,757
                              =========   ========   ========   ==========   ========    ========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      YEARS AND PERIODS ENDED DECEMBER 31,

                                                    FRONTIER CAPITAL APPRECIATION SUBACCOUNT    EMERGING MARKETS EQUITY SUBACCOUNT
                                                   -----------------------------------------    -----------------------------------
                                                      2000           1999            1998           2000          1999        1998*
                                                   ------------  --------------  -----------    -------------  -----------  -------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss).....................  $ 130,136     $     8,771     $     (614)    $   58,591     $ 15,170      $  1
 Net realized gains (losses)......................     68,311         (59,550)        23,061         19,902        1,838        (1)
 Net unrealized appreciation (depreciation)
  during the period...............................   (175,994)         89,369           (840)      (571,486)      92,713       (48)
                                                    ---------     -----------     ----------     ----------     --------      ----
Net increase (decrease) in net assets resulting
 from operations..................................     22,453          38,590         21,607       (492,993)     109,721       (48)
From policyholder transactions:
 Net premiums from policyholders..................    219,803         103,675      2,465,299      1,133,676      336,277       784
 Net benefits to policyholders....................   (179,523)     (2,221,410)      (227,386)      (337,143)      (8,915)       (7)
 Net increase in policy loans.....................         --              --             --             --           --        --
                                                    ---------     -----------     ----------     ----------     --------      ----
Net increase (decrease) in net assets resulting
 from policyholder transactions...................     40,280      (2,117,735)     2,237,913        796,533      327,362       777
                                                    ---------     -----------     ----------     ----------     --------      ----
Net increase (decrease) in net assets.............     62,733      (2,079,145)     2,259,520        303,540      437,083       729
Net assets at beginning of period.................    453,983       2,533,128        273,608        437,812          729        --
                                                    ---------     -----------     ----------     ----------     --------      ----
Net assets at end of period.......................  $ 516,716     $   453,983     $2,533,128     $  741,352     $437,812      $729
                                                    =========     ===========     ==========     ==========     ========      ====

                                BOND INDEX SUBACCOUNT        SMALL /MID CAP CORE SUBACCOUNT
                            -----------------------------   --------------------------------
                              2000       1999      1998*      2000       1999        1998*
                            --------   --------   -------   --------   --------     --------
Increase (decrease) in
 net assets from
 operations:
 Net investment income
  (loss)..................  $  6,712   $  2,701   $   285   $ 21,792   $  6,364     $    (48)
 Net realized gains
  (losses)................      (607)    (1,613)      (26)     1,505      1,093       (1,957)
 Net unrealized
  appreciation
  (depreciation)
  during the period.......     6,100     (1,753)     (147)   (13,928)     4,719        1,888
                            --------   --------   -------   --------   --------     --------
Net increase
 (decrease) in net
 assets resulting from
 operations...............    12,205       (665)      112      9,369     12,176         (117)
From policyholder
 transactions:
 Net premiums from
  policyholders...........   196,240     80,921    16,730    479,768     44,493       52,673
 Net benefits to
  policyholders...........   (16,742)   (20,596)   (2,293)    (6,951)   (12,003)     (19,857)
 Net increase in
  policy loans............        --         --        --         --         --           --
                            --------   --------   -------   --------   --------     --------
Net increase in net
 assets resulting from
 policyholder
 transactions.............   179,498     60,325    14,437    472,817     32,490       32,816
                            --------   --------   -------   --------   --------     --------
Net increase in net
 assets...................   191,703     59,660    14,549    482,186     44,666       32,699
Net assets at
 beginning of period......    74,209     14,549        --     77,365     32,699           --
                            --------   --------   -------   --------   --------     --------
Net assets at end of
 period...................  $265,912   $ 74,209   $14,549   $559,551   $ 77,365     $ 32,699
                            ========   ========   =======   ========   ========     ========

 -------------------------
 * From May 1, 1998 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                       YEARS AND PERIODS ENDED DECEMBER 31,



                           HIGH YIELD BOND SUBACCOUNT      CLIFTON ENHANCED US EQUITY SUBACCOUNT
                        --------------------------------   --------------------------------------
                           2000        1999      1998*           2000                 1999**
                        ----------   -------   ---------   ------------------  ------------------
Increase (decrease) in
 net assets from
 operations:
 Net investment income  $   78,692   $ 2,791   $      48        $ 3,190              $ 1,374
 Net realized gains
  (losses)............     (12,114)     (396)       (108)           302                   11
 Net unrealized
  appreciation
  (depreciation)
  during the period ..    (188,735)   (1,172)        (19)        (5,562)               1,285
                        ----------   -------   ---------        -------              -------
Net increase
 (decrease) in net
 assets resulting from
 operations ..........    (122,157)    1,223         (79)        (2,070)               2,670
From policyholder
 transactions:
 Net premiums from
  policyholders ......   1,514,684    69,375     108,274         16,541               15,505
 Net benefits to
  policyholders ......     (88,711)       --    (102,742)        (9,351)                  --
 Net increase in
  policy loans .......          --        --          --             --                   --
                        ----------   -------   ---------        -------              -------
Net increase in net
 assets resulting from
 policyholder
 transactions ........   1,425,973    69,375       5,532          7,190               15,505
                        ----------   -------   ---------        -------              -------
Net increase in net
 assets ..............   1,303,816    70,598       5,453          5,120               18,175
Net assets at
 beginning of period..      76,051     5,453          --         18,175                   --
                        ----------   -------   ---------        -------              -------
Net assets at end of
 period ..............  $1,379,867   $76,051   $   5,453        $23,295              $18,175
                        ==========   =======   =========        =======              =======




                        LARGE CAP
                        AGGRESSIVE  FUNDAMENTAL    AIM V.I.   FIDELITY VIP
                          GROWTH       GROWTH       VALUE        GROWTH        FIDELITY VIP II
                        SUBACCOUNT  SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    CONTRAFUNDSUBACCOUNT
                        ----------  ------------  ----------  ------------  ----------------------
                         2000***      2000***      2000***      2000***            2000***
                        ----------  ------------  ----------  ------------  ----------------------
Increase (decrease) in
 net assets from
 operations:
 Net investment income
  (loss)..............   $   30     $     1,351    $   230      $   (6)            $   (12)
 Net realized (losses)       (8)            (10)       (11)         (7)                 (4)
 Net unrealized
  (depreciation)
  during the period ..     (616)         (1,226)    (1,068)       (525)               (366)
                         ------     -----------    -------      ------             -------
Net increase
 (decrease) in net
 assets resulting from
 operations ..........     (594)            115       (849)       (538)               (382)
From policyholder
 transactions:
 Net premiums from
  policyholders ......    2,528       9,264,914     12,213       5,160              13,880
 Net benefits to
  policyholders ......       --      (9,251,776)    (6,072)       (394)             (6,991)
 Net increase in
  policy loans........       --              --         --          --                  --
                         ------     -----------    -------      ------             -------
Net increase in net
 assets resulting from
 policyholder
 transactions ........    2,528          13,138      6,141       4,766               6,889
                         ------     -----------    -------      ------             -------
Net increase in net
 assets ..............    1,934          13,253      5,292       4,228               6,507
Net assets at
 beginning of period..       --              --         --          --                  --
                         ------     -----------    -------      ------             -------
Net assets at end of
 period ..............   $1,934     $    13,253    $ 5,292      $4,228             $ 6,507
                         ======     ===========    =======      ======             =======




 -------------------------
   * From May 1, 1998 (commencement of operations).
  ** From May 1, 1999 (commencement of operations).
 *** From April 24, 2000 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      YEARS AND PERIODS ENDED DECEMBER 31,


                           JANUS ASPEN       JANUS ASPEN           MFS NEW
                        GLOBAL TECHNICAL   WORLDWIDE GROWTH       DISCOVERY
                           SUBACCOUNT         SUBACCOUNT      SERIES SUBACCOUNT
                        -----------------  ----------------  -------------------
                            2000****           2000****            2000***
                        -----------------  ----------------  -------------------
Increase (decrease) in
 net assets from
 operations:
 Net investment income
  (loss)..............      $    16            $   (7)            $    (19)
 Net realized (losses)          (99)              (71)                  (7)
 Net unrealized
  appreciation
  (depreciation)
  during the period ..       (1,649)             (717)                 197
                            -------            ------             --------
Net increase
 (decrease) in net
 assets resulting from
 operations ..........       (1,732)             (795)                 171
From policyholder
 transactions:
 Net premiums from
  policyholders ......        5,487             5,929               37,394
 Net benefits to
  policyholders ......           --              (470)             (18,758)
 Net increase in
  policy loans........           --                --                   --
                            -------            ------             --------
Net increase in net
 assets resulting
 from policyholder
 transactions ........        5,487             5,459               18,636
                            -------            ------             --------
Net increase in net
 assets ..............        3,755             4,664               18,807
Net assets at
 beginning of period..           --                --                   --
                            -------            ------             --------
Net assets at end of
 period ..............      $ 3,755            $4,664             $ 18,807
                            =======            ======             ========




 -------------------------
 *** From April 24, 2000 (commencement of operations).
**** From June 29, 2000 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 2000

1.  ORGANIZATION

John Hancock Variable Life Insurance Account UV (the Account) is a separate investment account of John Hancock Mutual Life Insurance Company (JHMLICO or John Hancock). John Hancock Variable Life Insurance Account UV was formed to fund variable life insurance policies (Policies) issued by JHMLICO. The Account is operated as a unit investment trust registered under the Investment Company Act of 1940, as amended, and currently consists of thirty-four subaccounts. The assets of each subaccount are invested exclusively in shares of a corresponding Fund of John Hancock Variable Series Trust I (the Trust) or Outside Trust. New subaccounts may be added as new Funds are added to the Trust or to Outside Trust, or as other investment options are developed, and made available to policyholders. The thirty-four Funds of the Trust and Outside Trust which are currently available are the Large Cap Growth, Active Bond (formerly, Sovereign
Bond), International Equity Index, Small Cap Growth, Global Balanced (formerly, International Balanced), Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Small/Mid Cap Growth, Real Estate Equity, Growth & Income, Managed, Short-Term Bond, Small Cap Equity (formerly, Small Cap Value), International Opportunities, Equity Index, Global Bond (formerly, Strategic Bond), Turner Core Growth, Brandes International Equity, Frontier Capital Appreciation, Emerging Markets Equity, Bond Index, Small/Mid Cap CORE, High Yield Bond, Clifton Enhanced US Equity, Large Cap Aggressive Growth, Fundamental Growth (formerly, Fundamental Mid Cap Growth), AIM V.I. Value, Fidelity VIP Growth, Fidelity VIP II Contrafund, Janus Aspen Global Technology, Janus Aspen Worldwide Growth, and MFS New Discovery Series subaccounts. Each Fund has a different investment objective.

The net assets of the Account may not be less than the amount required under state insurance law to provide for death benefits (without regard to the minimum death benefit guarantee) and other policy benefits. Additional assets are held in JHMLICO's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

The assets of the Account are the property of JHMLICO. The portion of the Account's assets applicable to the policies may not be charged with liabilities arising out of any other business JHMLICO may conduct.

2.  SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investment in shares of the Trust and of Outside Trust are valued at the reported net asset values of the respective Funds. Investment transactions are recorded on the trade date. Dividend income is recognized on the ex-dividend date. Realized gains and losses on sales of respective Fund shares are determined on the basis of identified cost.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

FEDERAL INCOME TAXES

The operations of the Account are included in the federal income tax return of JHMLICO, which is taxed as a life insurance company under the Internal Revenue Code. JHMLICO has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the Policies funded in the Account. Currently, JHMLICO does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.

EXPENSES

JHMLICO assumes mortality and expense risks of the variable life insurance policies for which asset charges are deducted at various rates ranging from .50% to .625%, depending on the type of policy, of net assets (excluding policy loans) of the Account. Additionally, a monthly charge at varying levels for the cost of extra insurance is deducted from the net assets of the Account.

JHMLICO makes certain deductions for administrative expenses and state premium taxes from premium payments before amounts are transferred to the Account.

POLICY LOANS

Policy loans represent outstanding loans plus accrued interest. Interest is accrued (net of a charge for policy loan administration determined at an annual rate of .75% of the aggregate amount of policyholder indebtedness) and compounded daily.

3.  TRANSACTIONS WITH AFFILIATES

JHMLICO acts as the distributor, principal underwriter and investment advisor for the Fund.

Certain officers of the Account are officers and directors of JHMLICO or the Fund.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

4.  DETAILS OF INVESTMENTS

The details of the shares owned and cost and value of investments in the Subaccounts of the Trust and of Outside Trusts at December 31, 2000 were as follows:


SUBACCOUNT                    SHARES OWNED      COST          VALUE
-----------------------------------------------------------------------
Large Cap Growth                2,134,279   $ 49,726,695   $ 40,309,354
Active Bond                     9,220,332     89,132,947     87,068,487
International Equity Index        418,581      7,018,825      6,443,455
Small Cap Growth                  469,884      7,618,520      6,381,819
Global Balanced                    18,730        195,343        173,721
Mid Cap Growth                    940,768     21,821,280     14,676,946
Large Cap Value                 1,042,527     14,485,880     14,990,188
Money Market                    2,396,674     23,979,125     23,979,125
Mid Cap Value                     573,188      7,672,317      8,399,009
Small/Mid Cap Growth              427,288      6,411,225      5,855,422
Real Estate Equity                410,488      5,654,057      5,654,199
Growth & Income                16,464,612    264,186,266    233,488,134
Managed                         7,151,246    101,360,593     98,868,851
Short-Term Bond                    36,191        357,048        356,968
Small Cap Equity                  453,079      5,074,119      4,141,822
International Opportunities       916,359     12,702,732     10,859,971
Equity Index                    2,839,312     56,110,489     50,096,716
Global Bond                       109,624      1,123,879      1,139,861
Turner Core Growth                 21,099        436,949        370,494
Brandes International Equity       78,208      1,075,621      1,169,206
Frontier Capital
Appreciation                       29,955        570,395        516,716
Emerging Markets              110,662,958      1,220,174        741,352
Bond Index                         27,296        261,716        265,912
Small/Mid Cap CORE                 57,007        566,872        559,551
High Yield Bond                   182,888      1,569,793      1,379,867
Clifton Enhanced U.S.
Equity                              1,427         27,572         23,295
Large Cap Aggressive
Growth                                203          2,550          1,934
Fundamental Growth                  1,059         14,479         13,253
AIM V.I. Value                        194          6,361          5,292
Fidelity VIP Growth                    97          4,753          4,228
Fidelity VIP II Contrafund            275          6,874          6,507
Janus Aspen Global
Technology                            573          5,404          3,755
Janus Aspen Worldwide
Growth                                127          5,380          4,664
MFS New Discovery Series            1,132         18,610         18,807

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

Purchases, including reinvestment of dividend distributions and proceeds from the sales of shares in the Subaccounts of the Trust and of Outside Trusts during 2000 were as follows:


SUBACCOUNT                                PURCHASES       SALES
------------------------------------------------------------------
Large Cap Growth                         $18,258,586   $ 4,179,799
Active Bond                               21,683,388     8,059,756
International Equity Inde                  1,819,131       600,051
Small Cap Growth                           4,728,339       363,705
Global Balanced                               73,877        74,938
Mid Cap Growth                            15,044,085     4,179,188
Large Cap Value                            8,324,134     2,404,233
Money Market                              25,074,870    19,446,917
Mid Cap Value                              3,589,187       698,784
Small/Mid Cap Growth                       1,603,684     1,094,974
Real Estate Equity                         1,807,284       703,801
Growth & Income                           57,305,890    53,160,381
Managed                                   15,768,185    12,350,769
Short-Term Bond                              168,738        55,151
Small Cap Equity                           1,883,002       429,250
International Opportunities               11,983,910     2,604,191
Equity Index                              46,207,986     2,967,617
Global Bond                                  456,473       195,388
Turner Core Growth                           260,382        48,624
Brandes International Equity                 707,500        42,497
Frontier Capital Appreciation                364,918       194,503
Emerging Markets                           1,122,971       267,846
Bond Index                                   332,405       146,196
Small/Mid Cap CORE                           504,485         9,875
High Yield Bond                            1,777,756       273,092
Clifton Enhanced U.S. Equity                  19,876         9,496
Large Cap Aggressive Growth                    2,611            52
Fundamental Growth                            14,558            69
AIM V.I. Value                                 6,455            83
Fidelity VIP Growth                            4,825            65
Fidelity VIP II Contrafund                     6,967            89
Janus Aspen Global Technology.                 5,776           273
Janus Aspen Worldwide Growth                   5,930           479
MFS New Discovery Series                      18,733           116

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

5.  NET ASSETS

Accumulation shares attributable to net assets of policyholders and accumulation share values for each Subaccount at December 31, 2000 were as follows:


                                      UV VLI CLASS #1                  UV VLI CLASS #2             UV MVL CLASS #3
                                -----------------------------------------------------------------------------------------
                                ACCUMULATION     ACCUMULATION     ACCUMULATION  ACCUMULATION  ACCUMULATION   ACCUMULATION
SUBACCOUNT                         SHARES        SHARE VALUES        SHARES     SHARE VALUES     SHARES      SHARE VALUES
-------------------------------------------------------------------------------------------------------------------------
Large Cap Growth                  301,994         $       71              --            --        47,403         $65.04
Active Bond                       301,994                 62         301,994       $ 62.65        19,396          26.01
International Equity Index        301,994                 23              --            --        21,835          22.61
Small Cap Growth                       --                 --              --            --        84,323          16.94
Global Balanced                        --                 --              --            --         6,978          12.01
Mid Cap Growth                         --                 --              --            --       150,842          22.69
Large Cap Value                        --                 --              --            --        69,602          18.15
Money Market                      301,994                 33         301,994         33.36       149,377          19.12
Mid Cap Value                          --                 --              --            --        81,913          17.95
Small/Mid Cap Growth                   --                 --              --            --        27,289          21.50
Real Estate Equity                301,994                 29              --            --        20,927          29.12
Growth & Income                   301,994                162         301,994        162.20       134,966          58.85
Managed                           301,994                 46              --            --        52,738          39.43
Short-Term Bond                        --                 --              --            --         5,572          16.94
Small Cap Equity                       --                 --              --            --        38,204          11.15
International Opportunities            --                 --              --            --        34,841          13.75
Equity Index                           --                 --              --            --       266,104          20.84
Global Bond                            --                 --              --            --        23,292          13.54
Turner Core Growth                     --                 --              --            --         4,834          23.25
Brandes International Equity           --                 --              --            --        19,563          17.87
Frontier Capital Appreciation          --                 --              --            --         2,760          22.59
Emerging Markets Equity                --                 --              --            --        17,441           7.62
Bond Index                             --                 --              --            --         5,016          11.49
Small/Mid Cap CORE                     --                 --              --            --         3,381          11.19
High Yield Bond                        --                 --              --            --        31,917           8.95
Clifton Enhanced US Equity             --                 --              --            --         1,965          11.85
Large Cap Aggressive Growth            --                 --              --            --            --             --
Fundamental Growth                     --                 --              --            --            --             --
AIM V.I. Value                         --                 --              --            --            --             --
Fidelity VIP Growth                    --                 --              --            --            --             --
Fidelity VIP II Contrafund             --                 --              --            --            --             --
Janus Aspen Global
Technology                             --                 --              --            --            --             --
Janus Aspen Worldwide
Growth                                 --                 --              --            --            --             --
MFS New Discovery Series               --                 --              --            --            --             --

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                                           UV FLEX CLASS #4                 UV FLEX II CLASS #5           UV FLEX CLASS #9
                               --------------------------------------------------------------------------------------------------
                                ACCUMULATION        ACCUMULATION         ACCUMULATION  ACCUMULATION  ACCUMULATION   ACCUMULATION
SUBACCOUNT                         SHARES           SHARE VALUES            SHARES     SHARE VALUES     SHARES      SHARE VALUES
---------------------------------------------------------------------------------------------------------------------------------
Large Cap Growth                   355,536           $ 65.04                 27,727        $65.04        2,052          $28.09
Active Bond                      1,688,399             26.01                 12,973         26.01           --           15.25
International Equity Index          151,89             22.61                 11,943         22.61           --              --
Small Cap Growth                   240,785             16.94                 35,289         16.94           --           17.00
Global Balanced                      3,671             12.01                  3,495         12.01           --           12.05
Mid Cap Growth                     417,189             22.69                 45,217         22.69           --           22.77
Large Cap Value                    681,933             18.15                 44,769         18.15           --           18.22
Money Market                       639,493             19.12                  9,562         19.12           --           13.91
Mid Cap Value                      325,982             17.95                 30,538         17.95           --           18.01
Small/Mid Cap Growth               225,097             21.50                  9,052         21.50           --           21.61
Real Estate Equity                 109,667             29.11                  8,662         29.11           --           19.07
Growth & Income                  1,397,476             58.85                 72,875         58.85        3,195           26.87
Managed                          1,120,465             39.43                 34,455         39.42           --           20.90
Short-Term Bond                     14,895             13.94                  3,097         13.94           --           14.01
Small Cap Equity                   290,429             11.15                 26,171         11.15           --           11.19
International Opportunities        711,861             13.75                 13,887         13.75        4,650           13.79
Equity Index                     1,994,107             20.84                 71,508         20.84           --           20.91
Global Bond                         47,066             13.54                  9,112         13.54           --           13.58
Turner Core Growth                  11,094             23.25                     --         23.25           --           25.11
Brandes International Equity        34,475             17.87                    525         17.87           --           17.72
Frontier Capital  Appreciation      14,908             22.59                    275         22.59        4,318           24.40
Emerging Markets Equity             62,103              7.62                  7,993          7.62           --            7.62
Bond Index                          17,515             11.49                    279         11.49          131           11.50
Small/Mid Cap CORE                  30,190             11.19                  1,187         11.19          619           11.20
High Yield Bond                    119,207              8.95                  2,037          8.95          150            8.96
Clifton Enhanced US Equity              --             11.85                     --         11.85           --           15.66
Large Cap Aggressive Growth             --                --                     --            --           --            8.15
Fundamental Growth                      --                --                     --            --           --           10.29
AIM V.I. Value                          --                --                     --            --           --            8.43
Fidelity VIP Growth                     --                --                     --            --           --            9.00
Fidelity VIP II Contrafund              --                --                     --            --           --            9.64
Janus Aspen Global
Technology                              --                --                     --            --           --            6.75
Janus Aspen Worldwide
Growth                                  --                --                     --            --           --            8.33
MFS New Discovery Series                --                --                     --            --           --           10.01

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                                   UV FLEX CLASS #7                   UV FLEX CLASS #8
                       ----------------------------------------------------------------------
                        ACCUMULATION        ACCUMULATION         ACCUMULATION   ACCUMULATION
SUBACCOUNT                 SHARES           SHARE VALUES            SHARES      SHARE VALUES
---------------------------------------------------------------------------------------------
Large Cap Growth           19,225           $  27.90                15,279         $28.00
Active Bond                16,904              15.14                 5,716          15.20
International Equity
 Index                     16,614              14.38                 6,359          14.43
Small Cap Growth           13,382              16.92                 2,435          16.96
Global Balanced               306              12.00                    --          12.02
Mid Cap Growth             18,928              22.66                13,296          22.72
Large Cap Value            16,837              18.13                11,888          18.17
Money Market               39,349              13.82                41,887          13.86
Mid Cap Value              25,905              17.93                   739          17.97
Small/Mid Cap Growth        5,259              21.47                 5,994          21.54
Real Estate Equity            994              18.94                    --          18.90
Growth & Income            76,640              26.69                31,028          26.78
Managed                    18,772              20.76                11,996          20.83
Short-Term Bond             1,913              13.92                    --          13.96
Small Cap Equity           14,147              11.14                 2,300          11.17
International
 Opportunities             15,888              13.73                 8,391          13.76
Equity Index               43,161              20.82                28,088          20.87
Global Bond                 4,702              13.52                    --          13.55
Turner Core Growth             --              24.98                    --          25.05
Brandes International
 Equity                       723              17.63                10.258          17.67
Frontier Capital
  Appreciation                 --              24.46                   225          24.34
Emerging Markets
 Equity                        --               7.63                 8,858           7.61
Bond Index                     --              11.51                   194          11.49
Small/Mid Cap CORE             --              11.22                14,619          11.19
High Yield Bond                --               8.97                   829           8.95
Clifton Enhanced US
 Equity                        --              15.69                    --          15.64
Large Cap Aggressive
 Growth                        --               8.15                   238           8.14
Fundamental Growth             --              10.30                 1,288          10.29
AIM V.I. Value                 --               8.43                   628           8.42
Fidelity VIP Growth            --               9.00                   470           9.00
Fidelity VIP II
 Contrafund                    --               9.65                   675           9.64
Janus Aspen Global
 Technology                    --               6.75                   556           6.75
Janus Aspen Worldwide
 Growth                        --               8.33                   560           8.33
MFS New Discovery
 Series                        --              10.02                 1,879          10.01

                   ALPHABETICAL INDEX OF KEY WORDS AND PHRASES

  This index should help you locate more information about many of the important concepts in this prospectus.

KEY WORD OR PHRASE                                   PAGE
Account ...........................................   33
account value .....................................    9
Additional Sum Insured ............................   16
annual processing date ............................   17
asset-based risk charge ...........................   10
attained age ......................................   10
Basic Sum Insured .................................   16
beneficiary .......................................   44
business day ......................................   33
changing Option A or B ............................   19
changing the Total Sum Insured ....................   19
charges ...........................................    9
Code ..............................................   40
cost of insurance rates ...........................   10
date of issue .....................................   34
death benefit .....................................    5
deductions ........................................    9
dollar cost averaging .............................   14
expenses of the Series Funds ......................   11
fixed investment option ...........................   34
full surrender ....................................   15
fund ..............................................    2
grace period ......................................    7
guaranteed minimum death benefit ..................    7
Guaranteed Minimum Death Benefit Premium ..........    8
insurance charge ..................................   10
insured person ....................................    5
investment options ................................    1
John Hancock ......................................   33
lapse .............................................    7
loan ..............................................   15
loan interest .....................................   15
maximum premiums ..................................    6
Minimum Initial Premium ...........................   35
minimum insurance amount ..........................   17
minimum premiums ..................................    6
modified endowment ................................   41
monthly deduction date ............................   35
Option A; Option B ................................   16
optional rider benefits ...........................   18
optional extra death benefit feature ..............   17
owner .............................................    5
partial withdrawal ................................   15
partial withdrawal charge .........................   11
payment options ...................................   19
Planned Premium ...................................    7
policy anniversary ................................   35
policy split option ...............................   18
policy year .......................................   35
premium; premium payment ..........................    5
prospectus ........................................    3
receive; receipt ..................................   22
reinstate; reinstatement ..........................    7
sales charge ......................................    9
SEC ...............................................    2
Separate Account UV ...............................   33
Series Funds ......................................    2
Servicing Office ..................................    2
special loan account ..............................   16
subaccount ........................................   33
surrender .........................................    5
surrender value ...................................   15
Target Premium ....................................    9
tax considerations ................................   40
telephone transfers ...............................   22
Total Sum Insured .................................   16
transfers of account value ........................   14
variable investment options .......................    1
we; us ............................................   33
withdrawal ........................................   15
withdrawal charge .................................   11
you; your .........................................    5

                                    PART II

                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                       REPRESENTATION OF REASONABLENESS

      John Hancock Life Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                     UNDERTAKING REGARDING INDEMNIFICATION

      Pursuant to Article 8 of John Hancock's Bylaws and Chapter 156B, Section 67 of the Massachusetts Business Corporation Law, John Hancock indemnifies each director, former director, officer, and former officer, and his heirs and legal representatives from liability incurred or imposed in connection with any legal action in which he may be involved by reason of any alleged act or omission as an officer or a director of John Hancock.

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement comprises the following Papers and Documents:

      The facing sheet.

      The prospectus containing 188 pages.

      The undertaking to file reports.

      The undertaking regarding indemnification.

      The signatures.

      The following exhibits:

I.A. (1) John Hancock Board Resolution establishing the separate account, incorporated by reference to Post-Effective Amendment No. 3 to (File No. 33-63842) Form S-6 Registration Statement, filed March 5, 1996.

     (2)    Not Applicable

     (3)    (a) Form of Distribution Agreement by and among Signator Investors
                Inc., (formerly known as "John Hancock Distributors, Inc.",) John Hancock Life Insurance Company (formerly known as "John Hancock Mutual Life Insurance Company"), and John Hancock Variable Life Insurance Company, incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement of John Hancock Variable Life Account S (File No. 333-15075) filed April 18, 1997.

            (b) Specimen Variable Contracts Selling Agreement between Signator
                Investors, Inc. and selling broker-dealers, incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement of John Hancock Variable Life Account S (File No. 333-15075) filed April 18, 1997.

            (c) Schedule of sales commissions included in Exhibit 1.A.(3)(a)
                above.

            (d) Form of marketing and Distribution Agreement between John
                Hancock Life Insurance Company, and John Hancock Funds, Inc., incorporated by reference to John Hancock Variable Annuity Account H Initial Registration Statement (File No. 811-0711), filed on July 18, 1996.

            (e) Form of Soliciting Dealer Agreement between John Hancock Funds,
                Inc., and soliciting broker-dealers or financial institutions participating in distribution of Contracts, incorporated by reference to Form S-1 Registration Statement for John Hancock Variable Life Insurance Company (File No. 33-64945), filed electronically on April 23, 1997.

            (f) Schedule of sales commissions included in Exhibit 1.A.(3) (d)
                above

     (4)    Not Applicable

     (5) Form of flexible premium variable life insurance policy, incorporated by reference to the initial registration statement to File No. 333-70734, Filed on October 2, 2001.

     (6) Restated Articles of Organization and Restated and Amendment of By-Laws are incorporated by reference from Form S-6 to Post-Effective Amendment No. 10 (File 333-76662), filed on March 7, 2001.

     (7)    Not Applicable.

     (8)    (a) Participation Agreement Among Variable Insurance Products Fund
                II, Fidelity Distributors Corporation and John Hancock Mutual Life Insurance Company, filed in Post-Effective Amendment No. 1 to file No. 333-81127, filed May 4, 2000.

            (b) Participation Agreement Among Variable Insurance Products Fund,
                Fidelity Distributors Corporation and John Hancock Mutual Life Insurance Company, filed in Post-Effective Amendment No. 1 to file No. 333-81127, filed May 4, 2000.

            (c) Participation Agreement Among MFS Variable Insurance Trust, John
                Hancock Mutual life Insurance Company and Massachusetts Financial Services Company, filed in Post-Effective Amendment No. 1 to file No. 333-81127, filed May 4, 2000.

            (d) Participation Agreement By and Among AIM Variable Insurance
                Funds, Inc., AIM Distributors, Inc., John Hancock Mutual Life Insurance Company and Certain Of Its Affiliated Insurance Companies, Each On Behalf Of Itself And Its Separate Accounts, And John Hancock Funds, Inc., filed in Post-Effective Amendment No. 1 to file No. 333-81127, filed May 4, 2000.

            (e) Participation Agreement between Janus Aspen Series, Janus
                Capital Corp., and John Hancock Variable Life Insurance Company, incorporated by reference to File 333-425, filed on Form S-6 on November 1, 2001.

     (9)    Not Applicable.

     (10) Form of application for Policy, incorporated by reference to the initial registration statement to File No 333-70734, Filed on October 2, 2001.

     (11)   Not applicable.  The Registrant invests only in shares of open-end
            Funds.

2.  Included as exhibit 1.A(5) above

3.  Opinion and consent of counsel, Filed herewith.

4.  Not Applicable

5.  Not Applicable

6.  Opinion and consent of actuary, Filed herewith.

7.  Consent of independent auditors, Filed herewith.

8. Memorandum describing John Hancock's issuance, transfer and redemption procedures for the policy pursuant to Rule 6e-2(b)(l2)(ii)included in Post-Effective Amendment No. 3 to this Form S-6 Registration Statement, incorporated by reference to this file, filed March 5, 1996.

9. Power of attorney for David F. D'Alessandro, Foster L. Aborn, I. MacAllister Booth, Wayne A. Budd, John M. Connors, Jr., John De Ciccio, Robert E. Fast, Kathleen Foley Feldstein, Nelson F. Gifford, Michael C. Hawley, Edward H. Linde, Judith A. McHale, R. Robert Popeo, Richard F. Syron and Robert J. Tarr are incorporated by reference to File No. 333-67744, the initial registration statement filed on August 16, 2001. Power of attorney for Thomas P. Glynn, incorporated by reference to the initial registration statement to File No. 333-70734, Filed on October 2, 2001.

     Pursuant to the requirements of the Securities Act of 1933, John Hancock Life Insurance Company has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the City of Boston and Commonwealth of Massachusetts on the 13th day of February, 2002.

                            On behalf of the Registrant

                     By John Hancock Life Insurance Company
                                  (Depositor)





                                 By        /s/ DAVID F. D'ALESSANDRO
                                           ---------------------------------
                                               David F. D'Alessandro
                                               Chairman, President and Chief
                                               Executive Officer


Attest:    /s/ RONALD J. BOCAGE
           ----------------------
           Ronald J. Bocage
            Vice President and Counsel

     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities with John Hancock Life Insurance Company and on the dates indicated.

SIGNATURE                     TITLE                               DATE
---------                     -----                               ----
/s/ THOMAS E. MOLONEY         Senior Executive Vice President
    ----------------------    and Chief Financial Officer
    Thomas E. Moloney         (Principal Financial Officer
                              and Principal Accounting
                                Officer)                       February 13, 2002

                              Chairman, President and Chief
                               Executive Officer
/s/ DAVID F. D'ALESSANDRO     (Principal Executive Officer)
    ------------------------
    David F. D'Alessandro                                      February 13, 2002
    for himself and as Attorney-in-Fact FOR:

Foster L. Aborn                          Director
I. MacAllister Booth                     Director
Wayne A. Budd                            Director
John M. Connors, Jr.                     Director
John M. DeCiccio                         Director
Robert E. Fast                           Director
Kathleen Foley Feldstein                 Director
Nelson F. Gifford                        Director
Thomas P. Glynn                          Director
Michael C. Hawley                        Director
Edward H. Linde                          Director
Judith A. McHale                         Director
R. Robert Popeo                          Director
Richard F. Syron                         Director
Robert J. Tarr, Jr.                      Director